Form 20-F/A
period 1998-12-31
PETROLEUM GEO SERVICES ASA
filed 1999-11-05
CIK 902053

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-F/A

                               (AMENDMENT NO. 1)

        [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

           [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM             TO

                        COMMISSION FILE NUMBER: 1-14614

                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)

                               KINGDOM OF NORWAY
                (Jurisdiction of incorporation or organization)

              STRANDVEIEN 50E, P.O. BOX 89, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
American Depositary Shares, each representing             New York Stock Exchange
   one share nominal value NOK 5 per share

           PGS Trust I 9 5/8% Trust                       New York Stock Exchange
             Preferred Securities

          Securities registered pursuant to Section 12(g) of the Act:

                                      None
                                (TITLE OF CLASS)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     As of December 31, 1998, the number of shares outstanding was 89,540,537.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]     No  [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [ ]     Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Petroleum Geo-Services ASA (the "Company") hereby amends Items 18 and 19(a) of its Annual Report on Form 20-F for the fiscal year ended December 31, 1998 (SEC File No. 1-14614) to reflect that the combined financial statements of the Golar-Nor Group (the FPSO Companies) at December 31, 1998 and for the period from May 19, 1998 (acquisition date) through December 31, 1998 have now been audited by PricewaterhouseCoopers LLP. As a result, the audit opinion of PricewaterhouseCoopers LLP has been amended and the audit opinion of the prior auditors for the Golar-Nor Group (the FPSO Companies) has been deleted. As so amended, Items 18 and 19(a) read in their entirety as follows:

ITEM 18. FINANCIAL STATEMENTS

     We specifically incorporate by reference in response to this item the auditors' reports, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-29.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
CONSOLIDATED FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES
ASA AND SUBSIDIARIES
Report of Independent Accountants (PricewaterhouseCoopers
  LLP)......................................................   F-1
Report of Independent Accountants (PricewaterhouseCoopers
  DA).......................................................   F-2
Consolidated Income Statements for the years ended December
  31, 1998, 1997 and 1996...................................   F-3
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................   F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................   F-5
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1998, 1997 and 1996......   F-6
Notes to Consolidated Financial Statements..................   F-7

     The Company hereby files as exhibits to this Annual Report on Form 20-F/A the following:

         NUMBER
         ------
          23.1           -- Consent of PricewaterhouseCoopers LLP
          23.2           -- Consent of PricewaterhouseCoopers DA

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PETROLEUM GEO-SERVICES ASA

Date: November 5, 1999
                                            By:    /s/ WILLIAM E. HARLAN
                                              ----------------------------------
                                                      William E. Harlan
                                               Vice President, Chief Accounting
                                                    Officer and Controller

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of PETROLEUM GEO-SERVICES ASA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Petroleum Geo-Services ASA and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, all expressed in United States dollars, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
February 16, 1999, except as to Note 20, which is as of April 21, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of PETROLEUM GEO-SERVICES ASA

In our opinion, the accompanying consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the results of operations and cash flows of Petroleum Geo-Services ASA and its subsidiaries for the year ended December 31, 1996, all expressed in United States (US) dollars, in conformity with US generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with US generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

We have not audited the consolidated financial statements of Petroleum Geo-Services ASA and its subsidiaries for any period subsequent to December 31, 1996.

PRICEWATERHOUSECOOPERS DA

A. Anders Eng
State Authorized Public Accountant
(Norway)

Oslo, Norway
February 12, 1997, except as to Note 7,
which is as
  of March 21, 1997, Notes 11 and 13,
which are as of
  February 12, 1998, and Note 12, which
is as of
  June 23, 1998

                         CONSOLIDATED INCOME STATEMENTS

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                        ------------------------------------------------
                                                             1998             1997             1996
                                                        --------------   --------------   --------------
                                                        (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE DATA)
Revenue...............................................   $   761,762      $   539,381      $   451,258
                                                         -----------      -----------      -----------
Cost of sales.........................................       236,647          172,223          153,704
Depreciation and amortization.........................       273,799          191,693          170,010
Research and technology costs.........................        14,508            9,297            5,180
Selling, general and administrative costs.............        67,103           39,812           31,841
Unusual items.........................................        25,737               --               --
                                                         -----------      -----------      -----------
          Total operating expenses....................       617,794          413,025          360,735
                                                         -----------      -----------      -----------
Operating profit......................................       143,968          126,356           90,523
Income from equity investments........................           854            1,966            1,315
Financial expense, net................................       (40,241)         (24,665)         (20,633)
Other income, net.....................................        38,966            2,092              941
                                                         -----------      -----------      -----------
Income before income taxes and extraordinary charge...       143,547          105,749           72,146
Provision for income taxes............................        31,950           28,165           21,850
                                                         -----------      -----------      -----------
Income before extraordinary charge....................       111,597           77,584           50,296
Extraordinary charge, net of tax......................            --           (3,447)              --
                                                         -----------      -----------      -----------
          Net income..................................   $   111,597      $    74,137      $    50,296
                                                         ===========      ===========      ===========
Basic earnings per share before extraordinary
  charge..............................................   $      1.36      $      1.20      $      0.90
Extraordinary charge..................................            --            (0.05)              --
                                                         -----------      -----------      -----------
Basic earnings per share..............................   $      1.36      $      1.15      $      0.90
                                                         ===========      ===========      ===========
Diluted earnings per share before extraordinary
  charge..............................................   $      1.32      $      1.15      $      0.88
Extraordinary charge..................................            --            (0.05)              --
                                                         -----------      -----------      -----------
Diluted earnings per share............................   $      1.32      $      1.10      $      0.88
                                                         ===========      ===========      ===========
Basic shares outstanding..............................    82,260,652       64,519,503       55,921,976
                                                         ===========      ===========      ===========
Diluted shares outstanding............................    84,794,836       67,358,004       56,963,730
                                                         ===========      ===========      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                  AS OF DECEMBER 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS,
                                                                EXCEPT FOR SHARE DATA)
Cash and cash equivalents...................................  $   53,273     $  127,491
Accounts receivable, net....................................     247,694        211,161
Other current assets........................................     130,881         59,290
                                                              ----------     ----------
          Total current assets..............................     431,848        397,942
Multi-client library, net...................................     553,415        325,181
Property and equipment, net.................................   1,948,635        845,420
Goodwill, net...............................................     271,952         15,283
Other long-term assets, net.................................     203,413         94,022
                                                              ----------     ----------
          Total assets......................................  $3,409,263     $1,677,848
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt
  and capital lease obligations.............................  $  157,413     $   88,519
Accounts payable............................................      96,643         99,963
Accrued expenses............................................     137,178         58,709
Income taxes payable........................................      23,724          4,266
                                                              ----------     ----------
          Total current liabilities.........................     414,958        251,457
Long-term debt..............................................   1,402,695        539,100
Long-term capital lease obligations.........................      18,975         11,350
Other long-term liabilities.................................     109,794          8,405
Deferred income taxes.......................................      65,690         56,189
                                                              ----------     ----------
          Total liabilities.................................   2,012,112        866,501
                                                              ----------     ----------
Commitments and contingencies (Note 9)
Shareholders' equity
  Common stock, par value NOK 5 as of December 31, 1998
     (Note 12); authorized 126,451,428 shares; issued and
     outstanding 89,540,537 shares at December 31, 1998 and
     72,978,568 shares at December 31, 1997.................      62,312         27,704
  Additional paid-in capital................................     996,499        553,287
  Retained earnings.........................................     343,654        233,692
  Accumulated other comprehensive income....................      (5,314)        (3,336)
                                                              ----------     ----------
          Total shareholders' equity........................   1,397,151        811,347
                                                              ----------     ----------
          Total liabilities and shareholders' equity........  $3,409,263     $1,677,848
                                                              ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1998        1997        1996
                                                            ---------   ---------   ---------
                                                                (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................................  $ 111,597   $  74,137   $  50,296
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization charged to expense.....    273,799     191,693     170,010
     Impairment charges...................................     22,700          --          --
     Provision for deferred income taxes..................      4,917      19,979      11,576
     Changes in current assets and current liabilities....   (138,843)    (64,568)    (21,445)
     (Gain) loss on sale of assets........................      1,366        (361)       (798)
     Other items..........................................       (880)      7,806       2,767
                                                            ---------   ---------   ---------
          Net cash provided by operating activities.......    274,656     228,686     212,406
                                                            ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in multi-client library......................   (388,228)   (203,267)   (137,475)
  Capital expenditures....................................   (521,630)   (468,872)   (172,910)
  Cash acquired in purchase acquisition...................     55,398          --          --
  Other items, including net proceeds from UK leases......     37,652     (19,423)     (3,192)
                                                            ---------   ---------   ---------
          Net cash used in investing activities...........   (816,808)   (691,562)   (313,577)
                                                            ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of long-term debt............    891,506     378,078     143,851
  Net proceeds from issuance of common stock..............      7,940     241,957     124,935
  Repayment of long-term debt.............................   (486,797)   (144,707)    (94,622)
  Net increase (decrease) in revolving and short-term
     debt.................................................     79,385      23,188     (14,769)
  Principal payments under capital lease obligations......    (24,380)    (31,225)    (57,172)
  Lease financing of owned property and equipment.........         --       1,217      88,924
                                                            ---------   ---------   ---------
          Net cash provided by financing activities.......    467,654     468,508     191,147
                                                            ---------   ---------   ---------
  Effect of exchange rate changes in cash and cash
     equivalents..........................................        280      (3,391)     (2,963)
  Net increase (decrease) in cash and cash equivalents....    (74,218)      2,241      87,013
  Cash and cash equivalents at beginning of year..........    127,491     125,250      38,237
                                                            ---------   ---------   ---------
          Cash and cash equivalents at end of year........  $  53,273   $ 127,491   $ 125,250
                                                            =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                      COMMON STOCK        ADDITIONAL
                                 ----------------------    PAID-IN     RETAINED
                                   NUMBER     PAR VALUE    CAPITAL     EARNINGS
                                 ----------   ---------   ----------   --------
                                 (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE DATA)
Balance at December 31, 1995...  53,007,768    $19,995     $192,584    $109,259
  Comprehensive income:
    Net income.................                                          50,296
    Other comprehensive income
      (loss)...................
  Issuance of common stock.....   9,200,000      3,533      116,088
  Exercise of stock options....   1,054,000        408        5,590
                                 ----------    -------     --------    --------
Balance at December 31, 1996...  63,261,768     23,936      314,262     159,555
  Comprehensive income:
    Net income.................                                          74,137
    Other comprehensive income
      (loss)...................
  Issuance of common stock,
    including former Acadian
    shares.....................   9,138,350      3,575      236,211
  Exercise of stock options....     578,450        193        2,814
                                 ----------    -------     --------    --------
Balance at December 31, 1997...  72,978,568     27,704      553,287     233,692
  Comprehensive income:
    Net income.................                                         111,597
    Other comprehensive income
      (loss)...................
  Issuance of common stock.....  16,084,969      6,288      468,655
  Exercise of stock options....     477,000        287        2,590
  Stock split..................                 28,033      (28,033)
  Distributions to former
    Acadian shareholders.......                                          (1,635)
                                 ----------    -------     --------    --------
        Balance at December 31,
          1998.................  89,540,537    $62,312     $996,499    $343,654
                                 ==========    =======     ========    ========

                                      ACCUMULATED OTHER
                                     COMPREHENSIVE INCOME
                                 ----------------------------
                                   FOREIGN       LONG-TERM
                                  CURRENCY      INTERCOMPANY     TOTAL OTHER
                                 TRANSLATION      CURRENCY      COMPREHENSIVE   SHAREHOLDERS'
                                 ADJUSTMENTS   GAINS (LOSSES)      INCOME          EQUITY
                                 -----------   --------------   -------------   -------------
                                     (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE DATA)
Balance at December 31, 1995...    $19,551        $(17,187)        $ 2,364       $  324,202
  Comprehensive income:
    Net income.................                                                      50,296
    Other comprehensive income
      (loss)...................     (3,941)          3,669            (272)            (272)
  Issuance of common stock.....                                                     119,621
  Exercise of stock options....                                                       5,998
                                   -------        --------         -------       ----------
Balance at December 31, 1996...     15,610         (13,518)          2,092          499,845
  Comprehensive income:
    Net income.................                                                      74,137
    Other comprehensive income
      (loss)...................     (6,950)          1,522          (5,428)          (5,428)
  Issuance of common stock,
    including former Acadian
    shares.....................                                                     239,786
  Exercise of stock options....                                                       3,007
                                   -------        --------         -------       ----------
Balance at December 31, 1997...      8,660         (11,996)         (3,336)         811,347
  Comprehensive income:
    Net income.................                                                     111,597
    Other comprehensive income
      (loss)...................     (1,083)           (895)         (1,978)          (1,978)
  Issuance of common stock.....                                                     474,943
  Exercise of stock options....                                                       2,877
  Stock split..................                                                          --
  Distributions to former
    Acadian shareholders.......                                                      (1,635)
                                   -------        --------         -------       ----------
        Balance at December 31,
          1998.................    $ 7,577        $(12,891)        $(5,314)      $1,397,151
                                   =======        ========         =======       ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business And Basis Of Presentation. Petroleum Geo-Services ASA (the "Company") provides geophysical services, which includes seismic data acquisition and processing, data management services and sales of software and reports, and reservoir characterization, monitoring and consulting services. The Company also provides production services, which includes floating production, storage and offloading ("FPSO") operations and production management services.

     The Company is a Norwegian joint stock company and has prepared its consolidated financial statements in accordance with generally accepted accounting principles ("GAAP") in the United States of America ("US"). The Company's consolidated financial statements include all accounts of Petroleum Geo-Services ASA and its wholly owned and majority-owned subsidiaries. Investments in companies and joint ventures in which ownership interests range from 20% to 50%, and over which the Company exercises significant influence in operating and financial policies, are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated in consolidation. The consolidated financial statements give retroactive effect to the acquisition of Acadian Geophysical Services, Inc. ("Acadian") (Note 2).

     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

  Foreign Currency Translation.

     Although the Company's activities span the globe, its transactions are frequently denominated in US dollars; therefore, the Company has adopted the US dollar ("$") as its reporting currency. During 1997, the Company changed its functional currency for the parent holding company and certain of its Norwegian subsidiaries from the Norwegian kroner to the US dollar, as certain key financing and operational transactions at these entities shifted to US dollars.

     The financial statements of foreign subsidiaries using the US dollar as their functional currency are translated as follows: non-monetary assets, share par value and paid-in capital are translated at historical exchange rates; revenues and expenses are translated at the average rates of exchange in effect during the period, except for depreciation and amortization, which are translated at historical exchange rates; and all other accounts are translated at the rate of exchange in effect at period end. Transaction and remeasurement gains and losses are credited or charged directly to income, except for adjustments relating to long-term intercompany borrowings, which are accumulated as a separate component of shareholders' equity.

     Foreign subsidiaries using the local currency as their functional currency are translated into US dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Under the current rate method, translation adjustments are recorded as a separate component of shareholders' equity, rather than directly to income.

     The exchange rate between the Norwegian kroner and US dollar at December 31, 1998 and 1997 was 7.58 and 7.37, respectively.

  Accounting Estimates.

     The preparation of financial statements in conformity with US GAAP requires management to make various estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. In addition, such estimates and assumptions can have a material effect on the amount of reported revenues and expenses during a particular period. Actual amounts may differ from these estimates.

     In determining the amortization rates applied to the multi-client library, management considers expected future sales and market developments, as well as past experience. Because of the inherent difficulty in estimating future sales and market developments, it is reasonably possible that amortization rates could deviate significantly from period to period.

     The modified units-of-production depreciation method used for FPSO vessels is based on an estimate of barrels to be lifted in the fields where the vessels are operating. The actual number of barrels may ultimately differ from the estimates currently used.

  Cash And Cash Equivalents.

     Cash and cash equivalents are stated at cost plus accrued interest and approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with original maturities of three months or less.

  Receivables Credit Risk.

     The Company extends credit to various companies in the oil and gas industry worldwide, which may be affected by changes in economic or other external conditions. At December 31, 1998, accounts receivable were primarily from multinational integrated oil companies and independent oil and gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of its customers and has provided for potential credit losses through an allowance for doubtful accounts. Management does not believe that the Company is exposed to concentrations of credit risk that are likely to have a material impact on the Company's financial position or results of operations.

  Multi-Client Library.

     The multi-client library consists of completed and in-process seismic surveys that are licensed on a non-exclusive basis. Costs directly or indirectly incurred in acquiring, processing and completing seismic surveys are capitalized, including interest expense.

     The multi-client library is stated at cost less accumulated amortization. Amortization is recorded in proportion to revenues recognized for each survey as a percentage of the total estimated revenues for each survey. Seismic surveys are reviewed for impairment of value at each balance sheet date and are stated at the lower of unamortized cost or net realizable value (total estimated future sales less selling expenses). Each survey is also subject to minimum amortization that reduces its book value to zero over a designated period of time.

     During 1998, the Company expanded the size and geographic distribution of its multi-client library. As a result of a number of factors, such as the geographic location of each survey, prospectivity, political risks, exploration license periods, fiscal regimes and the duration of the survey sales estimates, the Company has expanded its minimum amortization policy to require that each survey's book value be completely amortized within a period ranging from five to eight years.

  Property And Equipment.

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method (except for FPSO vessels for which depreciation is based upon a modified units-of-production basis), after allowing for residual values, over the estimated useful lives of the assets. The following depreciation periods are used:

                                                               YEARS
                                                               -----
Seismic vessels and FPSO vessels and equipment..............   20-30
Seismic and computer equipment..............................    3-20
Leasehold improvements -- seismic vessels...................    1-30
Buildings, including leasehold improvements.................   10-30
Fixtures, furniture and fittings............................     3-5

     Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in results of operations. The Company capitalizes interest expense applicable to significant capital projects that require a period of time to complete.

  Goodwill.

     Goodwill is stated at cost less accumulated amortization, with amortization calculated on a straight-line basis over the estimated life, not exceeding 40 years.

  Other Long-Term Assets.

     Included in other long-term assets are investments in, and advances to, associated entities, direct costs of software product development, patents, royalties, certain licenses and deferred costs. Investments in, and advances to, associated entities are accounted for using the equity method. Other long-term assets are stated at cost less accumulated amortization, with amortization calculated on a straight-line basis over the estimated useful lives of the related assets, not exceeding 10 years.

  Asset Recoverability.

     The Company's management periodically evaluates the recorded balances of the multi-client library, property and equipment, goodwill and other long-term assets, net of accumulated amortization and depreciation, for impairment based on the undiscounted cash flows associated with the assets compared to the carrying amounts of the assets. Except as discussed in Note 20, management believes that there have been no events or circumstances that warrant revision to the remaining useful lives or that affect the recoverability of the Company's assets.

  Derivative Financial Instruments.

     Derivative financial instruments are used by the Company in the management of its interest and currency exchange rate exposures. The derivative instruments used are interest rate contracts and foreign exchange contracts. These derivatives are entered into with major international financial institutions utilizing over-the-counter instruments.

     Interest Rate Contracts -- Amounts to be settled under interest rate hedge contracts and interest rate swap contracts designated as hedges are recognized in income over the life of the contracts as adjustments to interest expense of the underlying debt. Gains and losses on termination of interest rate contracts are recognized as financial expense, net when terminated in conjunction with the retirement of the associated debt.

     Foreign Exchange Contracts -- Gains and losses attributable to forward foreign exchange contracts and option contracts, including tax equalization contracts, designated as hedges of firm commitments are deferred and included in the measurement of the related foreign currency transaction.

  Revenue Recognition.

     Revenue from non-cancelable exclusive and non-exclusive seismic surveys is recognized in accordance with the percentage of completion method of accounting based upon costs incurred as a percentage of total estimated costs. Revenue from cancelable exclusive seismic surveys is recognized as data are acquired and become chargeable to the customer. Anticipated losses on surveys are recognized in full when such losses are first determinable.

     Revenue from the licensing of finished non-exclusive seismic surveys and software products is recognized when the Company obtains a non-cancelable commitment from the customer.

     Revenue from the Company's other services is recognized as the services are performed.

  Income Taxes.

     The Company provides for all current taxes payable and for deferred taxes arising from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements based on enacted tax rates and laws in effect in the years in which differences are expected to reverse. Income tax benefits and liabilities arising from tax deductible share issue costs and intercompany foreign currency exchange gains and losses are recorded directly to shareholders' equity. Norwegian income taxes are not accrued for unremitted earnings of international operations that have been, or are intended to be, reinvested indefinitely.

  Research And Development.

     During the years ended December 31, 1998, 1997 and 1996, research and development costs incurred by the Company were $14.5 million, $9.3 million and $5.2 million, respectively. Research and development costs are expensed as incurred.

  New Accounting Pronouncements.

     In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company will apply the guidance set forth in this SOP effective January 1, 1999, and, based on current circumstances, does not believe that the effect of this SOP will be material to the Company's financial position, results of operations or cash flows.

     In April 1998, the AcSEC issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which requires that the costs of start-up activities be expensed as incurred. This SOP will be effective for the Company as of January 1, 1999. The effect of initially adopting the provisions of the SOP will be reported as a cumulative effect of a change in accounting principle to write off unamortized start-up costs in the period adopted (the first quarter of 1999) and will approximate $20.0 million, net of the related tax effect.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value, with certain changes in fair value recognized currently in earnings. The Company will be required to adopt SFAS No. 133 no later than January 1, 2001, and has not yet determined the impact of adoption.

NOTE 2 -- ACQUISITION

     On May 19, 1998, the Company consummated the acquisition of the FPSO operations of Awilco ASA ("Awilco" or "Golar-Nor"). Consideration paid for the net assets acquired consisted of approximately $428.0 million in equity issued (in the form of 12,638,080 shares) to the former owners and the assumption of approximately $440.0 million in liabilities. The transaction has been treated as a purchase for accounting purposes, with the assets acquired and the liabilities assumed recorded at their fair values. Goodwill of $234.0 million acquired in the acquisition will be amortized on the straight-line method over 40 years (Note 8).

     On August 31, 1998, the Company consummated the acquisition of Atlantic Power Group ("Atlantic Power"), a UK-based oil and gas production management specialist. Consideration paid for the net assets acquired consisted of approximately $38.4 million in equity issued (in the form of 3,248,309 shares) to the former owners and the assumption of approximately $6.8 million in liabilities. The transaction has been treated as a purchase for accounting purposes, with the assets acquired and the liabilities assumed recorded at their fair values. Goodwill of $31.6 million acquired in the acquisition will be amortized on the straight-line method over 40 years.

     The unaudited pro forma results of operations for the Company as if these acquisitions had occurred as of January 1, 1997 are summarized as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
Revenue.....................................................   $918,051       $744,018
Income before extraordinary charge..........................    116,898         44,924
Net income..................................................    116,898         41,477
Basic earnings per share:
  Before extraordinary charge...............................   $   1.31       $   0.56
  After extraordinary charge................................       1.31           0.52
Diluted earnings per share:
  Before extraordinary charge...............................   $   1.27       $   0.54
  After extraordinary charge................................       1.27           0.50

     On July 21, 1998, the Company acquired Acadian, a provider of 3D seismic acquisition services in transition-zone and shallow-water areas along the Louisiana and Texas Gulf coast. Consideration for the acquisition consisted of 1,138,350 shares of the Company issued to the former owners of Acadian in exchange for all of the outstanding shares of Acadian. The acquisition has been accounted for using the pooling of interests method of accounting. Accordingly, the financial statements have been prepared as if the Company and Acadian were combined as of the inception date of Acadian operations, which was January 22, 1997. All costs of the acquisition, approximately $3.0 million, were expensed during the third quarter of 1998. Prior to the acquisition, the Company and Acadian had no intercompany transactions. No adjustments of net assets or income were required to conform the accounting practices of the Company and Acadian. Revenue and net income for the periods preceding the acquisition were as follows:

                                                               REVENUE       NET INCOME
                                                              ----------    ------------
                                                              (IN THOUSANDS OF DOLLARS)
Six months ended June 30, 1998
  The Company, as previously reported.......................   $318,678        $41,385
  Acadian...................................................     18,394           (453)
                                                               --------        -------
          Total.............................................   $337,072        $40,932
                                                               ========        =======
Year ended December 31, 1997
  The Company, as previously reported.......................   $515,539        $68,975
  Acadian...................................................     23,842          5,162
                                                               --------        -------
          Total.............................................   $539,381        $74,137
                                                               ========        =======

     The excess of the nominal value of the Company's shares issued over the par value of the Acadian shares has been reflected in a reduction in additional paid-in capital.

NOTE 3 -- ACCOUNTS RECEIVABLE

     The Company has recorded allowances for doubtful accounts of $3.7 million and $3.4 million at December 31, 1998 and 1997, respectively. Accounts receivable include $116.7 million and $70.7 million of unbilled receivables at December 31, 1998 and 1997, respectively; these receivables relate to revenue that has been recognized under the percentage-of-completion methodology but is not yet billable under the applicable broker or customer agreements.

NOTE 4 -- MULTI-CLIENT LIBRARY

     The components of the multi-client library, net of accumulated amortization, are summarized as follows:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
Multi-client seismic surveys, finished......................   $198,850       $184,291
Multi-client seismic surveys, work in progress..............    354,565        140,890
                                                               --------       --------
          Total.............................................   $553,415       $325,181
                                                               ========       ========

     Total interest capitalized was $14.6 million, $6.9 million and $4.7 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Amortization expense associated with the Company's multi-client library was $193.6 million, $135.7 million and $118.5 million for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 5 -- OTHER CURRENT ASSETS AND ACCRUED EXPENSES

     Other current assets at December 31, 1998 include $28.2 million in prepaid expenses, $24.1 million in consumables and supplies, and $33 million in subsea equipment reimbursables due from Conoco related to the Ramform Banff; other current assets at December 31, 1997 include $23.2 million in prepaid expenses. Accrued expenses at December 31, 1998 and 1997 include $36.5 million and $23.7 million, respectively, in accrued vessel operating costs representing primarily vessel charterhire.

NOTE 6 -- PROPERTY AND EQUIPMENT

     The components of property and equipment are summarized as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
                                                              (IN THOUSANDS OF DOLLARS)
FPSO vessels and equipment..................................  $  673,212    $       --
Seismic vessels.............................................     289,766       181,816
Seismic and operations computer equipment...................     649,071       447,995
Fixtures, furniture and fittings............................      79,052        49,358
Buildings, including leasehold improvements, and other......      57,661        18,919
Construction in progress....................................     510,735       343,754
                                                              ----------    ----------
                                                               2,259,497     1,041,842
Accumulated depreciation....................................    (310,862)     (196,422)
                                                              ----------    ----------
          Total.............................................  $1,948,635    $  845,420
                                                              ==========    ==========

     The cost of property and equipment includes $128.6 million and $125.7 million (primarily seismic and computer equipment) relating to capital leases as of December 31, 1998 and 1997, respectively. Accumulated depreciation of property and equipment includes $76.9 million and $63.1 million relating to capital leases as of December 31, 1998 and 1997, respectively. Total interest capitalized was $29.3 million, $8.3 million and $1.9 million for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 7 -- DEBT

  Long-Term Debt.

     Long-term debt consists of the following:

                                                               DECEMBER 31,
                                           -----------------------------------------------------
                                             YEAR-END                     YEAR-END
                                             WEIGHTED                     WEIGHTED
                                              AVERAGE                      AVERAGE
                                           INTEREST RATE      1998      INTEREST RATE     1997
                                           -------------   ----------   -------------   --------
                                                         (IN THOUSANDS OF DOLLARS)
Bank loans/public notes:
  Secured................................       8.0%       $  167,414        7.9%       $190,128
  Unsecured..............................       7.0%        1,255,324        7.5%        359,355
Other loans:
  Secured................................                          --        9.9%         17,822
  Unsecured..............................       7.6%            8,884                        548
                                                           ----------                   --------
                                                            1,431,622                    567,853
Current portion..........................                     (28,927)                   (28,753)
                                                           ----------                   --------
          Total..........................                  $1,402,695                   $539,100
                                                           ==========                   ========

     On November 19, 1998, the Company issued $250.0 million of senior unsecured notes. The notes have a coupon rate of 6.25%, with interest payable semi-annually, and mature in November 2003. These notes can be redeemed at the Company's option, in whole or in part, at any time, subject to an early redemption premium. The net proceeds from this issuance were used to repay indebtedness outstanding under the Company's bank credit facilities. The notes were issued in a Rule 144A offering, but in early 1999 they were registered under an exchange offering with no change in terms from the initial offering.

     On April 2, 1998, the Company issued $450.0 million and $200.0 million of senior unsecured notes. The notes have coupon rates of 7.1% and 6.6%, respectively, with interest payable semi-annually, and mature in March 2028 and March 2008, respectively. These notes can be redeemed at the Company's option, in whole or in part, at any time, subject to an early redemption premium. The net proceeds from this issuance were primarily used to repay indebtedness and certain other obligations that were assumed in the Awilco acquisition (Note 2) as well as certain indebtedness outstanding under the Company's bank credit facilities.

     During 1997, Acadian (Note 2) financed the purchase of seismic equipment through $22.3 million in aggregate secured debt to the supplier, collateralized by the equipment, payable in monthly installments through January 15, 2000 and bearing interest at 10% per annum. In July 1998, subsequent to consummation of the Company's acquisition of Acadian (Note 2), the Company retired the outstanding balance of Acadian's secured supplier note payable.

     On April 4, 1997, the Company purchased all of the capital stock of a company that indirectly owns the Ramform Explorer and the Ramform Challenger. This company has outstanding registered mortgage notes, in an original principal amount of $165.7 million, secured by the Ramform Explorer and the Ramform Challenger. The notes have a coupon rate of 8.28%, with interest payable semi-annually, and mature in June 2011. The notes are subject to mandatory redemption through semi-annual sinking fund payments. The notes can be redeemed at the holder's option on any sinking fund payment date on or after June 2006, in whole but not in part.

     The redemption price for both the senior notes and the mortgage notes is equal to the sum of 100% of the outstanding principal amount, together with accrued and unpaid interest, and a make-whole premium, as defined in the respective notes agreements.

     On March 21, 1997, the Company issued $360.0 million of senior unsecured notes. The notes have a coupon rate of 7.5%, with interest payable semi-annually, and mature in March 2007. These notes can be redeemed at the Company's option, in whole or in part, at any time. The net proceeds from this issuance were used, in part, to redeem $125.0 million of private placement senior notes, which bore interest at a weighted average rate of 7.3% and were scheduled to begin amortizing in 2001. As a result of the aforementioned redemption, the Company incurred an extraordinary charge of $3.4 million, net of tax of $1.3 million, during the year ended December 31, 1997 for the write-off of associated debt issuance costs and the early redemption premium.

     The Company's two remaining unsecured loans outstanding at December 31, 1998, mature in 1999 and 2000.

     The Company's remaining secured loans have varying structures, with final maturities ranging from 1999 to 2006. US dollar-denominated indebtedness, at outstanding principal amounts of $15.1 million and $25.7 million at December 31, 1998 and 1997, respectively, carried year-end weighted average interest rates of 7.8% and 7.9%, respectively. Norwegian kroner-denominated indebtedness, at outstanding US dollar principal amounts of $13.1 million and $19.7 million at December 31, 1998 and 1997, respectively, carried year-end weighted average interest rates of 5.3% and 4.7%, respectively.

     Aggregate maturities of the Company's long-term debt as of December 31, 1998 are as follows:

                      DECEMBER 31,                        (IN THOUSANDS OF DOLLARS)
1999....................................................         $   28,927
2000....................................................             15,026
2001....................................................             11,544
2002....................................................             11,981
2003....................................................            256,553
Thereafter..............................................          1,107,591
                                                                 ----------
          Total.........................................         $1,431,622
                                                                 ==========

  Bank Credit Facilities And Short-Term Borrowings.

     In September 1998, the Company entered into an unsecured five-year $430.0 million revolving bank credit facility with a syndicate of international banks. The facility bears interest at a LIBOR-based rate plus a margin of either 0.35% or 0.40%, depending on the level of indebtedness of the Company. The new facility replaced an unsecured $150.0 million revolving bank credit facility previously used by the Company. In conjunction with finalization of the $430.0 million revolving bank credit facility, the Company's unsecured $50.0 million revolving bank credit facility, which matures in August 1999, was reduced to $35.0 million.

     During 1998, the Company borrowed an aggregate of $910.0 million under these revolving bank credit facilities, with average and maximum borrowings of $75.8 million and $165.0 million, respectively, and a 6% average interest rate. At December 31, 1998, the Company had $365.0 million of available revolving bank credit facilities.

     The Company had $200.0 million in unsecured revolving bank credit facilities outstanding at December 31, 1997. These facilities bore interest at LIBOR-based rates and were subject to commitment fees on unused facility balances. During 1997, the Company borrowed an aggregate of $165.0 million under its revolving credit facilities, with average and maximum borrowings of $50.0 million and $85.0 million, respectively, and a 6% average interest rate.

  Short-Term Debt.

     Based on working capital requirements, the Company draws short-term debt with various international banks. Short-term debt was $17.3 million and $11.0 million at December 31, 1998 and 1997, respectively, with aggregate draws of $445.1 million and $202.5 million, respectively. Average and maximum short-term debt balances for the years ended December 31, 1998 and 1997 were $37.1 million and $110.1 million, respectively, and $16.9 million and $45.5 million, respectively. The weighted average interest rates as of and for the years ended December 31, 1998 and 1997 were 7.0% and 6.7%, respectively, and 7.0% and 6.2%, respectively.

  Covenants.

     In addition to customary representations and warranties, certain of the Company's debt agreements include covenants relating to the maintenance of minimum net worth levels and financial ratios, including interest and fixed charge coverage ratios and debt leverage ratios. Additionally, certain covenants restrict, among other things, additional and subsidiary indebtedness, liens on assets, cash dividends and sale/leaseback transactions. The Company was in compliance with all such covenants at December 31, 1998.

  Pledged Assets.

     Seismic vessels and related equipment carrying a book-value of $218.5 million and $265.2 million at December 31, 1998 and 1997, respectively, are pledged as security on certain of the Company's indebtedness described above.

  Letters Of Credit And Guarantees.

     The Company has outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, in aggregate amounts of $38.6 million and $13.1 million at December 31, 1998 and 1997, respectively. The amount of letters of credit and related guarantees outstanding at December 31, 1998 includes the Company's guaranteed portion of its investee's outstanding draw as of December 31, 1998 on the borrowing facility discussed below.

     The Company has guaranteed a portion of the bank borrowing facility of an equity method investee for up to $37.5 million, with this guaranteed amount subject to mandatory reduction as the investee's asset base increases. A third party has guaranteed an additional $37.5 million under this borrowing facility on the same terms as the Company. The borrowing facility expires December 31, 1999, and if the facility is not extended, the Company will pay down outstanding borrowings under the facility in an amount equal to its portion of the guarantee, net of adjustment for asset base increases, in exchange for additional ownership in this investee. In addition, any obligation under this guarantee will cease should this privately held equity investee successfully complete an initial public offering in an amount in excess of $80 million prior to December 31, 1999.

NOTE 8 -- UK LEASES

     During 1998, the Company executed leasing arrangements in the United Kingdom (UK) ("UK leases") relating to certain vessels and production equipment. Generally, the terms of these UK leases provide that the Company lease the applicable assets from a UK financial institution under a long-term charter, at the end of which the Company has an option to purchase the asset for a de minimis amount. The Company legally defeases the future charter obligations with a third-party trustee. These UK leases provide the financial institutions with the tax depreciation rights to the assets and, therefore, the ability to utilize the related tax benefits. Under the UK leases, the Company has indemnified the financial institutions against certain future events that could reduce the expected tax benefits to these institutions. These events include potential changes in UK tax laws, depreciation rates or interest rates.

     The Company's accounting policy is to treat the excess of the sale proceeds received over the amount required to be deposited with the third-party trustee as a deferred gain. These deferred gains are recognizable as income once the Company has determined that the possibility of the indemnification contingencies being realized is remote. During the fourth quarter of 1998, the Company determined that the indemnification contingencies associated with certain UK leases were remote. The Company also determined that indemnification contingencies associated with a UK lease executed in 1996 (similar in structure to these 1998 UK leases) were remote. In total, the UK lease gains recognized in the fourth quarter approximated $32.5 million.

     In addition, as of the date of acquisition (Note 2), Awilco had a $51.0 million contingent liability recorded for a UK lease on the Petrojarl Foinaven. During 1998, the Company was able to remove certain of these contingencies, and as a result, approximately $25.0 million was recorded as an adjustment of the goodwill amount and $26.7 million remains as a contingent liability related to ongoing tax exposures.

     The Company executed similar UK leases on seismic acquisition vessels that become effective upon the delivery of such vessels in early 1999.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

  Leases.

     The Company has operating lease commitments expiring at various dates through 2014. The Company also has capital lease commitments for seismic vessels and equipment expiring at various dates through 2003. Future minimum payments related to non-cancelable operating and capital leases, with lease terms in excess of one year, existing at December 31, 1998 are as follows:

                                                               OPERATING       CAPITAL
                  YEARS ENDED DECEMBER 31,                       LEASES         LEASES
                  ------------------------                    ------------    ----------
                                                              (IN THOUSANDS OF DOLLARS)
1999........................................................    $139,861       $11,757
2000........................................................     108,060         9,376
2001........................................................      85,542         6,240
2002........................................................      72,807         4,164
2003........................................................      32,962         2,649
Thereafter..................................................      56,087            --
                                                                --------       -------
          Total.............................................    $495,319        34,186
                                                                ========
  Imputed interest..........................................                    (4,056)
                                                                               -------
Net present value...........................................                    30,130
  Current portion...........................................                   (11,155)
                                                                               -------
          Long-term portion of leases.......................                   $18,975
                                                                               =======

     The future minimum payments relating to the Company's operating leases relate to the Company's operations as follows:

                                                             (IN THOUSANDS OF DOLLARS)
Acquisition and support vessels............................          $145,675
FPSO shuttle tankers.......................................           154,850
Data processing equipment..................................            86,286
Buildings..................................................           103,282
Other......................................................             5,226
                                                                     --------
          Total............................................          $495,319
                                                                     ========

     Rental expense for operating leases, including leases with terms of less than one year, was $141.4 million, $74.9 million and $84.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  Purchase Commitments.

     As of December 31, 1998, the Company is under contract for the construction of two additional Ramform design seismic vessels. In the aggregate, these two vessels are expected to cost approximately $180.0 million. The Ramform Victory was delivered in January 1999.

  Other.

     The Company has other contingent liabilities resulting from litigation, claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

NOTE 10 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1998      1997      1996
                                                          -------   -------   -------
                                                           (IN THOUSANDS OF DOLLARS)
Current taxes:
  Norwegian.............................................  $15,050   $   879   $ 1,877
  Foreign...............................................   11,983     7,307     8,397
Deferred taxes:
  Norwegian.............................................    9,025    15,861    12,914
  Foreign...............................................   (4,108)    4,118    (1,338)
                                                          -------   -------   -------
          Total.........................................  $31,950   $28,165   $21,850
                                                          =======   =======   =======

     The provision for income taxes differs from the amounts computed when applying the Norwegian statutory tax rate to income before income taxes as a result of the following:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                          1998       1997      1996
                                                        --------   --------   -------
                                                          (IN THOUSANDS OF DOLLARS)
Income before income taxes:
  Norwegian...........................................  $ 35,472   $ 59,669   $52,509
  Foreign.............................................   108,075     40,918    19,637
                                                        --------   --------   -------
          Total.......................................   143,547    100,587    72,146
Norwegian statutory rate..............................        28%        28%       28%
                                                        --------   --------   -------
Provision for income taxes at the statutory rate......    40,193     28,165    20,201
Increase (reduction) in income taxes from:
  Different income taxes in foreign jurisdictions.....    (7,774)      (201)    1,898
  Prior year tax assessment...........................        --       (150)     (169)
  Other...............................................      (469)       351       (80)
                                                        --------   --------   -------
          Provision for income taxes..................  $ 31,950   $ 28,165   $21,850
                                                        ========   ========   =======

     The provision for deferred income taxes reflects the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts as measured by tax laws and regulations. The components of the net deferred tax liabilities are summarized as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
                                                              (IN THOUSANDS OF
                                                                  DOLLARS)
Fixed and long-term assets..................................  $22,824   $35,773
Tax losses carried forward..................................   (7,213)   (7,197)
Deferred gains..............................................   (1,399)       --
Tax and book revenues and cost of sales.....................   58,708    34,049
Tax credits.................................................   (2,942)   (7,511)
Other temporary differences.................................   (4,288)    1,075
                                                              -------   -------
          Total.............................................   65,690    56,189
                                                              -------   -------
Deferred tax liability -- Norwegian.........................   52,572    42,989
Deferred tax liability -- Foreign...........................   13,118    13,200
                                                              -------   -------
          Total.............................................  $65,690   $56,189
                                                              =======   =======

     UK tax losses in the amount of $4.9 million carry forward indefinitely. US tax losses expire as follows: $6.6 million in 2011 and $10.0 million in 2012. US minimum tax credits in the amount of $2.9 million carry forward indefinitely.

     Unremitted earnings of certain international operations included in retained earnings total $140.8 million at December 31, 1998. It is the Company's current policy that these earnings, which reflect full provision for non-Norwegian income taxes, have no additional provision for Norwegian taxes, as these earnings are expected to be reinvested indefinitely.

     The tax effect of deductible share issue costs, which have been credited directly to shareholders' equity, was approximately $0.7 million, $3.4 million and $0.7 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Prior to the Company's acquisition of Acadian (Note 2), Acadian was a subchapter S corporation for income tax purposes. Accordingly, any income tax liabilities were the responsibility of the respective Acadian shareholders. The historical combined net income of the combined operations therefore do not include provision for federal income taxes for Acadian for the periods prior to the acquisition.

NOTE 11 -- EARNINGS PER SHARE

     Earnings per share is computed in accordance with the requirements of SFAS No. 128, "Earnings per Share."

     Basic earnings per share has been computed by dividing income before extraordinary charge or net income by the weighted average number of shares outstanding during the period. Diluted earnings per share has been computed by dividing income before extraordinary charge or net income by the sum of the weighted average number of shares outstanding during the period and share equivalents. Share equivalents, consisting of share options, have been calculated assuming that all dilutive outstanding share options were exercised at the beginning of the period, or date of issuance if later, and that the proceeds were used to repurchase shares at the average market price for the Company's shares for the period.

     The difference between the Company's basic earnings per share and diluted earnings per share calculations is reconciled as follows:

                                                         YEAR ENDED DECEMBER 31, 1998
                                                       ---------------------------------
                                                                   WEIGHTED
                                                                   AVERAGE     PER SHARE
                                                        INCOME      SHARES      AMOUNT
                                                       --------   ----------   ---------
                                                       (IN THOUSANDS OF DOLLARS, EXCEPT
                                                                FOR SHARE DATA)
Basic earnings per share
Income available to shareholders.....................  $111,597   82,260,652     $1.36
Share equivalents -- options.........................              2,534,184
                                                                  ----------
Diluted earnings per share
Income available to shareholders.....................  $111,597   84,794,836     $1.32
                                                       ========   ==========     =====

                                                         YEAR ENDED DECEMBER 31, 1997
                                                       ---------------------------------
                                                                   WEIGHTED
                                                                   AVERAGE     PER SHARE
                                                        INCOME      SHARES      AMOUNT
                                                       --------   ----------   ---------
                                                       (IN THOUSANDS OF DOLLARS, EXCEPT
                                                                FOR SHARE DATA)
Basic earnings per share before extraordinary charge
Income available to shareholders.....................  $ 77,584   64,519,503     $1.20
Share equivalents -- options.........................              2,838,501
                                                                  ----------
Diluted earnings per share before extraordinary
  charge
Income available to shareholders.....................  $ 77,584   67,358,004     $1.15
                                                       ========   ==========     =====
Basic earnings per share after extraordinary charge
Income available to shareholders.....................  $ 74,137   64,519,503     $1.15
Share equivalents -- options.........................              2,838,501
                                                                  ----------
Diluted earnings per share after extraordinary charge
Income available to shareholders.....................  $ 74,137   67,358,004     $1.10
                                                       ========   ==========     =====

                                                         YEAR ENDED DECEMBER 31, 1996
                                                       ---------------------------------
                                                                   WEIGHTED
                                                                   AVERAGE     PER SHARE
                                                        INCOME      SHARES      AMOUNT
                                                       --------   ----------   ---------
                                                       (IN THOUSANDS OF DOLLARS, EXCEPT
                                                                FOR SHARE DATA)
Basic earnings per share
Income available to shareholders.....................  $ 50,296   55,921,976     $0.90
Share equivalents -- options.........................              1,041,754
                                                                  ----------
Diluted earnings per share
Income available to shareholders.....................  $ 50,296   56,963,730     $0.88
                                                       ========   ==========     =====

     Certain options that would have been anti-dilutive to earnings per share have been excluded from share equivalents in the applicable quarters.

NOTE 12 -- SHAREHOLDERS' EQUITY

     The retained earnings of the Company, together with additional paid-in capital, constitute the restricted portion of shareholders' equity and are only distributable subject to shareholder approval. Additionally, the terms of certain of the Company's debt agreements restrict dividend payments. Dividends, if declared, are payable in Norwegian kroner. There is no unrestricted shareholders' equity as of December 31, 1998.

     In December 1997 and early January 1998, the Company issued an aggregate of 8,198,580 shares and ADSs in an international public offering. Net proceeds of $245.3 million were used to repay indebtedness outstanding under the Company's revolving bank credit facilities and for general corporate purposes, including progress payments on the new Ramform-design seismic vessels and the Ramform Banff FPSO system.

     In May 1998, the Company issued 12,638,080 shares in the Awilco acquisition; in July 1998, the Company issued 1,138,350 shares in the Acadian acquisition; and in August 1998, the Company issued 3,248,309 shares in the Atlantic Power acquisition.

     In June 1998, the Company effected a stock split; all share information has been restated to reflect this stock split. Concurrent with the stock split, the par value of the common stock was adjusted to an equivalent nominal value of NOK 5 per share by a transfer from additional paid-in capital.

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. This statement establishes standards for reporting comprehensive income and its components and has resulted in a change in the Company's presentation of shareholders' equity; however, there was no financial impact to the Company upon adoption. SFAS No. 130 requires the foreign currency translation adjustments and gains/losses on long-term intercompany currency transactions to be included in other comprehensive income. Prior year financial statements have been restated to conform to the requirements of SFAS No. 130. No tax effects were recognized for the Company's elements of comprehensive income.

NOTE 13 -- SHARE-BASED COMPENSATION

     At December 31, 1998, the Company has share-based compensation plans for key employees and directors. The employee and director plans allow the Company to award options to purchase up to 10,800,000 and 500,000 shares prior to the years 2002 and 2000, respectively. Options granted from inception to December 31, 1998 totaled 12,497,404 and 400,000 shares, some of which have expired or were no longer outstanding at December 31, 1998.

     Under the plans, the exercise price of each award equals the market price of the Company's shares on the date of grant. The vesting period for the granted options ranges from one and one-half years to three and one-half years, provided that the recipient is still employed by the Company on the vesting date. Once vested, the recipient has two years within which to exercise the options. The exercise prices for options granted and outstanding at December 31, 1998 under both the employee and director option plans range from NOK52.5 to NOK99.0 for 3,226,550 options and from NOK111.0 to NOK229.5 for 5,161,404 options, with weighted average exercise prices of NOK86.0 and NOK142.0, for these ranges, respectively. The weighted average remaining contractual lives of outstanding options approximate 21 months and 46 months, respectively, under the option ranges described above.

     Awards made under the plans become immediately exercisable upon the occurrence of a change in control of the Company, generally defined to include certain changes in the board of directors, the acquisition of a certain percentage of outstanding shares, certain merger transactions (none of the acquisitions completed by the Company in 1998 constituted a change in control) and certain dispositions of all or substantially all of the assets of the Company.

     The Company applies Accounting Principles Board Opinion 25 in accounting for its share-based compensation plans and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized under these plans because as of the measurement date, which in this case is the grant date, the exercise price of granted options is equal to the fair value of the underlying shares. Had the compensation cost for the Company's share-based compensation plans been determined based on the fair values of the options awarded at the grant dates, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share (after extraordinary charge) would have been reduced to the pro forma amounts indicated below:

                                                               YEARS ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            1998          1997         1996
                                                         -----------   ----------   ----------
                                                         (IN THOUSANDS OF DOLLARS, EXCEPT FOR
                                                                      SHARE DATA)
Net Income
  As reported..........................................   $111,597      $74,137      $50,296
  Pro forma............................................     97,829       64,787       46,669
Basic earnings per share
  As reported..........................................   $   1.36      $  1.15      $  0.90
  Pro forma............................................       1.19         1.00         0.83
Diluted earnings per share
  As reported..........................................   $   1.32      $  1.10      $  0.88
  Pro forma............................................       1.15         0.96         0.82

     The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: expected volatility of 48%, 47% and 33%; risk-free interest rates of 5.08%, 6.25% and 6.25%; and expected lives of 3.5 years, 3.9 years and 3.9 years. (Dividend yield is zero for all plan grants.)

     A summary of the status of the Company's share-based compensation plans as of December 31, 1998, 1997 and 1996, and changes during the years then ended on those dates is summarized as follows:

                                                                 AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                        -------------------------------------------------------------
                                                               1998                 1997                 1996
                                                        ------------------   ------------------   -------------------
                                                                  WEIGHTED             WEIGHTED              WEIGHTED
                                                                  AVERAGE              AVERAGE               AVERAGE
                                                                  EXERCISE             EXERCISE              EXERCISE
                                                        SHARES     PRICE     SHARES     PRICE      SHARES     PRICE
                                                        -------   --------   -------   --------   --------   --------
                                                                          (IN THOUSANDS OF SHARES)
Outstanding at beginning of year......................  7,060.6    NOK119    4,336.0    NOK 80     3,957.0    NOK63
Granted...............................................  2,117.4    NOK123    3,341.0    NOK157     1,485.0    NOK96
Exercised.............................................   (477.0)   NOK 70     (578.4)   NOK 56    (1,054.0)   NOK36
Forfeited.............................................   (313.0)   NOK172      (38.0)   NOK 89       (52.0)   NOK81
                                                        -------    ------    -------    ------    --------    -----
Outstanding at end of year............................  8,388.0    NOK120    7,060.6    NOK119     4,336.0    NOK80
                                                        =======    ======    =======    ======    ========    =====
Weighted average fair value of options granted during
  year................................................             NOK 48               NOK 68                NOK33
                                                                   ======               ======                =====

     As of December 31, 1998, 1,789,550 of the outstanding options were vested with a weighted average exercise price of NOK78. Exercisable options at December 31, 1997 and 1996 were 156,000 options at a weighted average exercise price of NOK60 and 620,000 options at a weighted average exercise price of NOK18, respectively.

NOTE 14 -- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  The Notional Amounts And Credit Exposure Of Derivatives.

     The notional amounts of the derivatives summarized below do not reflect the values exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the respective derivatives.

  Interest Rate Risk Management.

     The Company periodically uses interest rate hedge contracts and interest rate swap contracts to effectively convert variable rate obligations to fixed rate obligations in order to reduce the impact of interest rate changes on future income. At December 31, 1997, the Company had entered into an interest rate hedge contract to effectively fix the interest rate on certain indebtedness at 5.9%, in a notional amount of $50.0 million. This contract was terminated in April 1998. During 1998, prior to the issuance of the $650.0 million in unsecured senior notes (Note 7), the Company entered into an interest rate hedge contract, in a notional amount of $50.0 million, which effectively locked into a range the interest rate risk on the yet-to-be issued notes. This contract expired during May 1998 and was recorded as an adjustment of the debt basis. In 1997, the Company had outstanding one interest rate swap contract designated as a hedge, which effectively converted certain floating interest rate debt to fixed 6.75% rate debt, with an aggregate notional principal amount of $15.5 million. This contract matured in October 1997.

  Foreign Exchange Risk Management.

     The Company enters into forward exchange contracts and option contracts to hedge against currency exchange risks associated with certain firm commitments and transactions. The Company is most sensitive to changes in the Norwegian kroner to US dollar exchange rates. At December 31, 1998, the Company had approximately $121.0 million of forward foreign exchange contracts outstanding, with expiration dates in the first quarter of 1999, as hedges on its construction commitments for the Ramform Victory and Ramform Vanguard seismic acquisition vessels.

     At December 31, 1997, the Company had approximately $101.0 million of such forward exchange contracts outstanding, with $20.0 million expiring during 1998 in conjunction with delivery of the Ramform Valiant and Ramform Viking. Additionally, as a hedge on its construction commitments for the Ramform Banff, the Company had outstanding at December 31, 1997 an option contract to purchase and sell British pounds sterling within a certain range of exchange rates, at a total notional amount of 25.0 million British pounds sterling. This hedge expired during 1998.

     During 1998, the Company entered into forward foreign currency exchange contracts known as tax equalization swaps ("TES") related to its $360.0 million of senior unsecured notes and its mortgage notes (Note 7). These contracts effectively hedge the risk of unrealized exchange rate fluctuations between the Norwegian kroner and the US dollar related to the Company's US dollar-denominated debt, where such foreign exchange gains and losses are taxable and deductible, respectively, in each period on a mark-to-market basis for Norwegian statutory tax purposes. The contracts' aggregate notional value at December 31, 1998, was $190.0 million. The TES mature in December 2001 and provide for interim settlements between the Company and the counterparty each December 30.

     During February 1999, the Company executed additional TES contracts related to the $650.0 million of senior unsecured notes issued during 1998 (Note 7). The aggregate notional value of these contracts is $252.8 million. These TES mature in December 2003 and provide for interim settlements each December 30.

  Fair Values Of Financial Instruments.

     The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate their respective fair values because of the short maturities of those instruments. The carrying amounts and the estimated fair values of the Company's other financial instruments are summarized as follows:

                                                           DECEMBER 31,
                                          -----------------------------------------------
                                                   1998                     1997
                                          -----------------------   ---------------------
                                           CARRYING                 CARRYING
                                            AMOUNT     FAIR VALUE    AMOUNT    FAIR VALUE
                                          ----------   ----------   --------   ----------
                                                     (IN THOUSANDS OF DOLLARS)
Long-term debt..........................  $1,431,622   $1,426,380   $567,853    $608,530
Interest rate contracts.................          --           --         --         164
Foreign exchange contracts..............          --        3,013         --         809

  Fair Value Disclosures.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Long-term Debt -- The carrying values of the Company's variable rate long-term debt instruments approximate their fair values. The fair values of the Company's other long-term debt instruments are estimated using quotes obtained from dealers in such financial instruments.

     Interest Rate Contracts -- The fair values of both interest rate hedge and swap contracts are the amounts at which they could be settled, based on quotes obtained from brokers and dealers in such financial instruments.

     Foreign Exchange Contracts -- The fair values of the Company's foreign exchange contracts, except for its tax equalization contracts, are estimated based on quotes obtained from brokers and dealers in such financial instruments. The fair values of the Company's tax equalization contracts are estimated based on the periodic settlement quotes obtained from the financial instruments' counterparty.

NOTE 15 -- RETIREMENT PLANS

     The Company sponsors defined benefit pension plans for substantially all of its Norwegian and UK employees. UK employees were transitioned into the plans in 1997. The plans are funded through contributions to insurance companies that assume all liabilities for benefit payments. It is the Company's practice to fund amounts to these defined benefit plans which are sufficient to meet the applicable statutory requirements. The Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," effective January 1, 1998. This statement revises certain disclosure requirements; however, there was no financial impact to the Company upon adoption.

     Reconciliations of the plans' aggregate projected benefit obligations and fair value of assets are summarized as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                               (IN THOUSANDS OF
                                                                   DOLLARS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year...........  $14,616    $ 7,019
  Service cost..............................................    4,875      3,709
  Interest cost.............................................    1,245        788
  Plan participants' contributions..........................      889       *
  Obligation assumed in Awilco acquisition (Note 2).........    2,435         --
  Amendments................................................      932       *
  Actuarial loss............................................    1,451       *
  Benefits paid.............................................     (328)      *
  Exchange rate effects.....................................     (661)      *
                                                              -------    -------
  Projected benefit obligation at end of year...............  $25,454    $14,616
                                                              =======    =======
Change in plan assets:
  Fair value of plan assets at beginning of year............  $11,149    $ 6,061
  Actual return on plan assets..............................      424       (806)
  Employer contributions....................................    4,353      2,882
  Plan participants' contributions..........................      889       *
  Assets assumed in Awilco acquisition (Note 2).............    2,102         --
  Amendments................................................      154       *
  Benefits paid.............................................     (328)      *
  Exchange rate effects.....................................     (494)      *
                                                              -------    -------
  Fair value of plan assets at end of year..................  $18,249    $11,149
                                                              =======    =======

---------------
* In accordance with SFAS No. 132, restatement of disclosures for earlier periods for comparative purposes is required unless the information is not readily available. Such information was not available for 1997.

     The aggregate funded status of the plans and amounts recognized in the Company's financial position are summarized as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                               (IN THOUSANDS OF
                                                                   DOLLARS)
Funded status...............................................  $(7,206)   $(3,467)
Unrecognized actuarial loss.................................    5,105      2,354
Unrecognized prior service cost.............................       34         38
Unrecognized transition obligation..........................      125        140
                                                              -------    -------
Net amount recognized as accrued pension cost...............  $(1,942)   $  (935)
                                                              =======    =======

     The projected benefit obligation has been calculated using the projected unit credit method. The discount rate used was 7% for 1998 and 1997, and 8% for 1996; the expected return on plan assets was 8% for 1998 and 1997, and 9% for 1996; and the rate of compensation was estimated at 5% for these three years. Prior service cost is amortized on a straight-line basis over 15 years, the estimated average remaining service period of participants expected to receive benefits.

     The aggregate net periodic pension cost for the Company's defined benefit pension plans is summarized as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                           (IN THOUSANDS OF DOLLARS)
Components of net periodic pension cost:
  Service cost...........................................  $4,875    $3,709    $1,333
  Interest cost..........................................   1,245       788       518
  Expected return on plan assets.........................  (1,245)     (806)     (469)
  Amortization of actuarial loss.........................      78       112        53
  Amortization of prior service cost.....................       3         3        --
  Amortization of transition obligation..................      12        11        --
                                                           ------    ------    ------
  Net periodic pension cost..............................  $4,968    $3,817    $1,435
                                                           ======    ======    ======

     Employees of subsidiaries operating outside of Norway and the UK participate in pension plans in accordance with local, industrial, tax and social regulations. All of these plans are considered defined contribution plans. The Company sponsors two significant US defined contribution plans. Under these plans, essentially all US employees are eligible to participate upon completion of certain period-of-service requirements. The plans allow eligible employees to contribute up to 15% of compensation, subject to IRS and plan limitations, on a pre-tax basis. Employee pre-tax contributions are matched by the Company up to 6% of compensation, with a 1998 employee contribution cap of $10,000. The Company's matching contribution vests as made, and all employee contributions vest as made. The annual employer matching contribution expense recognized by the Company related to these defined contribution plans was $1.7 million, $1.1 million and $0.6 million for 1998, 1997 and 1996, respectively. Contributions to the plans by employees for these periods were $4.0 million, $2.5 million and $2.0 million, respectively.

NOTE 16 -- RELATED PARTY TRANSACTIONS

  Transactions With Investees.

     At December 31, 1998 and 1997, the Company held 50% of the shares in K/S Geo Explorer and had chartered a vessel from the company. The Company also held 50% of the shares in Walther Herwig AS, and chartered three vessels from this company in 1998 and two vessels in 1997. Total charter hire for 1998 and 1997 on these vessels was $13.3 million and $8.8 million, respectively. At December 31, 1996, the Company had the same relationship with K/S Geo Explorer; it also held 50% of the shares in Atlantic Explorer Ltd. and had chartered a vessel from this company. Charter hire on the two leased vessels aggregated $11.1 million for the year ended December 31, 1996. On January 1, 1997, the vessel held by Atlantic Explorer Ltd. was purchased by the Company for $19.7 million; this company, which no longer held significant assets nor had significant operations, was liquidated in 1998.

  Transactions With Seismic Data Marketing Companies.

     The Company markets multi-client seismic data through its own organization and through various arrangements with seismic marketing and technology companies. The Company maintains an ownership interest in Calibre Seismic Company ("CSC"), one of the seismic marketing and technology companies through which the Company markets its data.

     During the period from 1991 to 1995, the Company acquired 3D multi-client seismic data on behalf of CSC. The Company funded various costs of the acquisition projects. CSC owns and markets the data to oil companies, receiving commissions for sales to customers. As a result of the Company's revenue recognition policy and multi-client library amortization policy, the Company's multi-client library includes unamortized costs aggregating $1.9 million and $26.1 million as of December 31, 1998 and 1997, respectively, relating to seismic data owned by CSC. The Company had an investment in, and advances to, CSC at December 31, 1998 and 1997, aggregating $15.2 million and $14.8 million, respectively. The Company owns 50% of the outstanding shares of CSC. The remaining 50% is owned by certain individuals involved in the seismic industry.

NOTE 17 -- SEGMENT AND GEOGRAPHIC INFORMATION

     The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," effective January 1, 1998. This statement sets forth guidelines for reporting information about operating segments as well as related disclosures about products and services, geographic areas and major customers. There was no financial impact to the Company upon adoption. Prior year information has been restated to conform to the requirements of SFAS No. 131.

     The Company has two lines of business (Note 1). The Company evaluates and measures segment performance on the basis of revenues, operating profit, identifiable assets, and depreciation and amortization. Affiliated sales, which have been eliminated within the segments, are made at prices that approximate market value. Information by segment is presented in the following table:

                                                        GEOPHYSICAL    PRODUCTION
               YEARS ENDED DECEMBER 31,                  SERVICES       SERVICES         TOTAL
               ------------------------                 -----------    ----------    -------------
                                                                (IN THOUSANDS OF DOLLARS)
Revenues, unaffiliated companies:
1998..................................................  $  622,304     $  139,458     $  761,762
1997..................................................     539,381             --        539,381
1996..................................................     451,258             --        451,258
Operating profit:
1998..................................................  $  108,942     $   35,026     $  143,968
1997..................................................     127,122           (766)       126,356
1996..................................................      90,523             --         90,523
Identifiable assets:
1998..................................................  $1,892,505     $1,516,758     $3,409,263
1997..................................................   1,525,500        152,348      1,677,848
1996..................................................   1,071,496          9,893      1,081,389
Depreciation and amortization:
1998..................................................  $  254,696     $   19,103     $  273,799
1997..................................................     191,651             42        191,693
1996..................................................     170,010             --        170,010

     The Company provides services to the oil and gas industry worldwide. As such, a substantial portion of the Company's assets are mobile, and the respective asset locations at the end of the period (as listed in the table below) are not necessarily indicative of the earnings of the related assets during the period. The geographic classification of income statement amounts listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically located.

Affiliated sales, which have been eliminated within the regions, are made at prices that approximate market value. Information by region is presented in the following table:

                                                                                                 ELIMINATION
                                                                                                     OF
YEARS ENDED DECEMBER 31,   AMERICAS       UK        NORWAY    ASIA/PACIFIC   AFRICA     OTHER    INTER-AREA      TOTAL
------------------------   --------   ----------   --------   ------------   -------   -------   -----------   ----------
                                                             (IN THOUSANDS OF DOLLARS)
Revenues, unaffiliated
companies:
  1998...................  $251,157   $  232,092   $ 84,908     $123,726     $42,581   $27,298                 $  761,762
  1997...................  208,983       119,295     47,617       88,915      37,711    36,860                    539,381
  1996...................  153,127        85,604     76,438       40,722      72,777    22,590                    451,258
Revenues, geographic
  area:
  1998...................  $262,066   $  243,843   $ 89,064     $125,556     $42,581   $46,022    $(47,370)    $  761,762
  1997...................  211,416       123,378     50,309       90,639      42,702    40,430     (19,493)       539,381
  1996...................  153,868        86,065     80,703       40,722      72,777    22,590      (5,467)       451,258
Operating profit:
  1998...................  $25,917    $   83,705   $  1,978     $ 26,033     $ 6,881   $  (546)                $  143,968
  1997...................   56,015        31,247     (1,438)      18,765       9,508    12,259                    126,356
  1996...................   53,165        21,092     10,558       (5,100)      6,507     4,301                     90,523
Identifiable assets:
  1998...................  $682,770   $2,408,965   $162,787     $101,151     $15,580   $38,010                 $3,409,263
  1997...................  433,477       686,846    441,112       69,422      16,723    30,268                  1,677,848
  1996...................  360,927       148,278    540,114       22,842       9,228        --                  1,081,389
Depreciation and
  amortization:
  1998...................  $122,282   $   83,757   $ 17,086     $ 36,576     $ 6,952   $ 7,146                 $  273,799
  1997...................   85,573        40,301     16,724       24,322      11,829    12,944                    191,693
  1996...................   64,836        34,848     36,398       14,935      15,041     3,952                    170,010

     Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenues for the years ended December 31, 1998, 1997 and 1996.

     For the years ended December 31, 1998, 1997 and 1996, no single customer accounted for more than 10% of the Company's revenues.

NOTE 18 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid during the year:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1998      1997      1996
                                                          -------   -------   -------
                                                           (IN THOUSANDS OF DOLLARS)
Interest, net of capitalized interest...................  $45,054   $23,643   $22,529
Income taxes............................................    3,084     9,179     7,551

     The Company entered into capital lease agreements for new equipment aggregating $13.3 million, $17.7 million and $66.3 million in 1998, 1997 and 1996, respectively.

     During 1997, Acadian (Note 2) financed the purchase of seismic equipment through $22.3 million in aggregate secured debt to the supplier (Note 7).

     During 1996, the Company granted certain rights to its multi-client library in exchange for an interest in an unconsolidated affiliate recorded at $16.4 million.

NOTE 19 -- FINANCIAL EXPENSE, NET

     Financial expense, net, includes the following:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1998       1997       1996
                                                       --------   --------   --------
                                                         (IN THOUSANDS OF DOLLARS)
Interest income......................................  $  7,979   $  8,217   $  4,717
Interest expense.....................................   (48,220)   (32,882)   (25,350)
                                                       --------   --------   --------
     Financial expense, net..........................   (40,241)   (24,665)   (20,633)
                                                       ========   ========   ========

NOTE 20 -- UNUSUAL ITEMS

     During the fourth quarter, the Company recorded impairment charges totaling $22.7 million in response to management's assessment of asset values in light of the general decline in oil and gas market demand. Of the total, $7.8 million in charges related to the multi-client library, $11.5 million related to certain of the Company's equity investments, and $3.4 million related to property items associated with the Company's oil and gas interests.

     During the first quarter of 1999, the Company began to implement certain restructuring efforts. The restructuring efforts consist primarily of employee terminations, vessel derigging, lease terminations and revisions, and related asset impairments as the Company reduces capacity across its lines of business in response to oil and gas market conditions. Several marine, land and transition-zone seismic acquisition crews were shut down, and the Company's data processing operations were reduced. A major portion of these efforts was completed during the first quarter of 1999, with the remainder to be continued into the year. The restructuring costs aggregated $52.1 million, with $26.7 million in costs incurred as of March 31, 1999. Of the total, $11.6 million related to severance costs, $21.1 million related to lease restructuring and vessel derigging costs, and $19.4 million related to the impairment of equipment associated with leased assets that were taken out of service. As of March 31, 1999, the Company had reduced its work force by approximately 270 employees, with further reductions expected to occur throughout the remainder of 1999. Additionally, the Company recognized $8.9 million in impairment charges for certain customer receivables and software held for sale, to properly reflect management's assessment of their values in light of oil and gas market conditions.

NOTE 21 -- SUMMARIZED FINANCIAL INFORMATION

PGS EXPLORATION AS

     PGS Exploration AS ("PEXAS"), a Norwegian corporation, is a wholly owned subsidiary of the Company. PEXAS is the largest marine seismic company within the PGS group of companies. PEXAS is also the charterer of the Ramform Explorer and the Ramform Challenger. The Company has fully and unconditionally guaranteed PEXAS charter obligations in connection with certain debt securities issued in order to finance the purchase of these vessels. Summarized financial information for PEXAS and its consolidated subsidiaries is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with US GAAP. Separate financial statements and other disclosures with respect to PEXAS are omitted because the information contained therein, in light of the information contained in the consolidated financial statements of the Company, would not be material.

                                                              AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                                             --------------------------------------------
                                                                 1998            1997            1996
                                                             ------------    ------------    ------------
                                                                      (IN THOUSANDS OF DOLLARS)
INCOME STATEMENT DATA
Revenues...................................................    $138,816        $200,908        $217,649
Operating profit...........................................       3,576          40,983          40,628
Net income.................................................       9,043          20,249          27,715
BALANCE SHEET DATA
Current assets.............................................    $132,420        $272,984        $122,472
Noncurrent assets..........................................     207,064         206,661         274,838
Current liabilities........................................      82,338         171,027         105,666
Noncurrent liabilities.....................................     139,988         194,796         229,318
Equity.....................................................     117,158         113,822          62,326

OSLO EXPLORER PLC AND OSLO CHALLENGER PLC

     Both Oslo Explorer PLC ("Explorer") and Oslo Challenger PLC ("Challenger"), Isle of Man public limited companies, are wholly owned subsidiaries of the Company, purchased on April 4, 1997 (Notes 7 and 8). Explorer and Challenger own the Ramform Explorer and the Ramform Challenger, respectively, and lease these vessels to PEXAS pursuant to long-term bareboat charters. Explorer and Challenger are jointly and severally liable under mortgage notes, in an original principal amount of $165.7 million, which were issued to finance the purchase of the Ramform Explorer and the Ramform Challenger. Summarized financial information for each of Explorer and Challenger is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with US GAAP. Separate financial statements and other disclosures with respect to Explorer and Challenger are omitted because the information contained therein, in light of the information contained in the consolidated financial statements of the Company, would not be material.

                                                         AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------
                                                               1998                     1997
                                                      ----------------------   ----------------------
                                                      EXPLORER    CHALLENGER   EXPLORER    CHALLENGER
                                                      --------    ----------   --------    ----------
                                                                 (IN THOUSANDS OF DOLLARS)
INCOME STATEMENT DATA
Revenues............................................  $ 7,720      $ 7,679     $ 7,865      $ 7,821
Net income..........................................    1,572        1,531       1,310        1,266
BALANCE SHEET DATA
Current assets......................................  $    --      $    --     $    --      $    --
Noncurrent assets...................................   80,113       80,037      81,798       81,762
Current liabilities.................................    4,690        4,690       4,583        4,583
Noncurrent liabilities..............................   71,299       71,299      74,663       74,663
Equity..............................................    4,124        4,048       2,552        2,516

                               INDEX TO EXHIBITS

         NUMBER
         ------
          23.1           -- Consent of PricewaterhouseCoopers LLP
          23.2           -- Consent of PricewaterhouseCoopers DA