Form 20-F
period 1999-12-31
PETROLEUM GEO SERVICES ASA
filed 2000-06-16
CIK 902053

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

        [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

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
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                  -----------------------------------------
American Depositary Shares, each representing              New York Stock Exchange
                      one
   share of nominal value NOK 5 per share
PGS Trust I 9 5/8% Trust Preferred Securities              New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the
                                   Act: None

      Securities for which there is a reporting obligation pursuant to Section
                             15(d) of the Act: None

     As of December 31, 1999, the number of shares outstanding was 101,609,587.

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

                        Item 17 [ ]          Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PETROLEUM GEO-SERVICES ASA

                       ANNUAL REPORT ON FORM 20-F FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 1999

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Certain Definitions and U.S. Dollar Presentations.....................    3
Forward-Looking Information...........................................    3

                                   PART I
ITEM 1.   Description of Business.....................................    4
ITEM 2.   Description of Property.....................................   23
ITEM 3.   Legal Proceedings...........................................   23
ITEM 4.   Control of Registrant.......................................   23
ITEM 5.   Nature of Trading Market....................................   24
ITEM 6.   Exchange Controls and Other Limitations Affecting Security     25
            Holders...................................................
ITEM 7.   Taxation....................................................   25
ITEM 8.   Selected Financial Data.....................................   28
ITEM 9.   Management's Discussion and Analysis of Financial Condition
            and Results of
          Operations..................................................   31
ITEM 9A.  Quantitative and Qualitative Disclosures About Market          37
            Risk......................................................
ITEM 10.  Directors and Officers of Registrant........................   38
ITEM 11.  Compensation of Directors and Officers......................   39
ITEM 12.  Options to Purchase Securities from Registrant or              40
            Subsidiaries..............................................
ITEM 13.  Interest of Management in Certain Transactions..............   41

                                  PART III
ITEM 15.  Defaults upon Senior Securities.............................   42
ITEM 16.  Changes in Securities, Changes in Security for Registered      42
            Securities and Use of Proceeds............................

                                  PART IV
ITEM 18.  Financial Statements........................................   42
ITEM 19.  Financial Statements and Exhibits...........................   42

---------------

Note: Omitted items are inapplicable.

               CERTAIN DEFINITIONS AND U.S. DOLLAR PRESENTATIONS

     We are a public limited liability company established under the laws of the Kingdom of Norway. We are organized as a holding company that owns subsidiary companies. Our subsidiary companies conduct substantially all of our business. Unless we inform you otherwise or the context indicates otherwise, references to us in this annual report on Form 20-F are to Petroleum Geo-Services ASA, its predecessors and its majority-owned subsidiaries.

     In this annual report, references to "U.S. dollars" and "$" are to United States dollars; references to "NOK" are to Norwegian kroner; and references to "British pounds" and "L" are to British pounds sterling.

                          FORWARD-LOOKING INFORMATION

     Some of the statements contained in this annual report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements:

     - address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future

     - are based on assumptions and analyses that we have made and that we believe were reasonable under the circumstances when made

     - are based on many assumptions, uncertainties and other factors, many of which are beyond our control

     Any one of these assumptions, uncertainties or other factors, or a combination of these assumptions, uncertainties or other factors, could materially affect our future results of operations, financial position, cash flows and whether the forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of our future performance, and our actual results, financial position, cash flows and future developments may differ materially from those projected in the forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements elsewhere in this annual report. We will not update these statements unless the securities laws require us to do so. Please read "Description of Business -- Risk Factors Relating to Our Business" in Item 1 of this annual report.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW OF WHO WE ARE

     We are a technologically focused oilfield service company. Our business includes:

     - acquiring, processing, managing and marketing seismic data. Oil and gas companies use the data to explore for new oil and gas reserves, to develop existing oil and gas reservoirs and to manage producing oil and gas fields.

     - providing floating production, storage and offloading, or FPSO, vessels. These vessels permit oil and gas companies to produce oil and gas from offshore fields and to process, store and offload the oil and gas for transport to refineries, distribution companies and end-users. We also provide various production management services related to these operations.

     - providing geophysical and other services that help oil and gas companies:

      - store, organize and retrieve seismic data

      - monitor producing oil and gas reservoirs to increase ultimate recoveries

BUSINESS STRATEGIES

     Our principal business strategies include:

     - using, developing and investing in advanced technologies for the acquisition, processing, management and marketing of seismic data

     - expanding our production services, including FPSO and other production management services, and 4D seismic and reservoir monitoring services by using our advanced geophysical technologies, reservoir expertise and proprietary rights in the Ramform vessel design

     - pursuing opportunities to acquire both multi-client and contract seismic data in active oil and gas exploration and production areas around the world

     - pursuing acquisitions that complement our core businesses

MARINE SEISMIC BACKGROUND

Overview

     Oil and gas companies use geophysical or seismic surveys to help them find oil and gas and to determine the size and structure of known oil and gas reservoirs. Seismic projects generally consist of planning a seismic survey and acquiring, processing and interpreting seismic data. Such data are then used to produce computer-generated graphic two-dimensional, or 2D, cross-sections or three-dimensional, or 3D, images of the subsurface. Oil and gas companies use these seismic images in evaluating whether to acquire new leases or licenses in areas with potential accumulations of oil and gas, in selecting drilling locations and in managing producing reservoirs.

     We refer to the repetition of identical 3D surveys over the same area at different time intervals as "4D" data or surveys. Oil and gas companies use these surveys to gain an understanding of changing subsurface geophysical conditions over time.

How We Acquire Marine Seismic Data

     To acquire marine seismic data through conventional streamer operations, we discharge a wave of acoustic energy just below the water's surface from one or more energy sources towed behind one or more survey vessels. We typically generate this acoustic wave with "air guns" that release a burst of compressed air. As the wave travels through the water and subsurface earth, portions of the wave are reflected back at rock layer boundaries. The reflections are detected by hydrophones contained in streamers towed behind the survey vessels. The streamers convert the reflected waves into digital data that are then transmitted to a recording unit onboard the survey vessel. We then analyze the acquired data for quality control purposes before inputting the data into a processing system to produce maps of prospective drilling areas and producing oil and gas reservoirs. In addition to conventional streamer operations, we also acquire marine seismic data through ocean bottom seismic operations, in which we place recording cables on the ocean floor and retrieve them as data are acquired. We also use specialized 4D and multi-component acquisition techniques that do not use conventional streamers or ocean bottom cables. Please read "-- 3D and 4D Seismic Operations," "-- Marine Seismic Data Acquisition -- Ocean Bottom Seismic/Multi-Component Operations," and "-- Reservoir Monitoring."

Contract and Multi-Client Data

     We acquire marine seismic data both on an exclusive contract basis for our customers and on our own behalf as multi-client data for licensing on a non-exclusive basis to others. We acquire contract data for the specific client that requests the data. We acquire and retain ownership of multi-client data for licensing from time to time to customers on a non-exclusive basis. In some of our projects, we share interests in the revenue from the sales of the multi-client data with third parties.

Where We Acquire Seismic Data

     We conduct the majority of our seismic data acquisition business in the North Sea and offshore South America and West Africa. We also acquire seismic data in other active oil and gas exploration and/or production areas around the world from time to time, including:

     - the Gulf of Mexico

     - offshore China

     - offshore India

     - the Sakhalin area of Russia

     - offshore Australia, Indonesia and other countries in the Asia Pacific region

     - offshore Canada

     - the Middle East

     - the Caspian Sea area

Demand for Marine Seismic Services

     Various factors influence the demand for marine seismic services, including:

     - the demand for and prices of oil and gas

     - the level of exploration and production spending

     - developments in technology that affect the cost, quality and reliability of marine seismic data

     Because of improvements in the quality and reductions in the per unit cost of 3D marine seismic surveys, we believe that oil and gas companies have increased their use of 3D marine seismic data for development and production purposes. As a result, the demand for certain types of data have become somewhat less sensitive to changes in exploratory drilling activity and in oil and gas prices.

3D and 4D Seismic Operations

     We no longer perform 2D seismic surveys. By briefly discussing 2D seismic, however, we can better describe for you our 3D and 4D seismic operations.

     A 2D marine seismic survey typically is produced by a single survey vessel towing a single streamer and one energy source. The seismic data acquired generally represent a vertical cross-section along the line tracked by the streamer, which we refer to as a "seismic line." We acquire 3D data by combining parallel 2D seismic lines that can be processed to produce a three-dimensional image of subsurface strata. When we perform a 3D seismic survey, we acquire a dense grid of seismic data using multiple streamer configurations over a precisely defined area. Such data acquisition requires the use of sophisticated navigation equipment that permits the constant and precise determination of the positions of streamers and energy sources during the acquisition process. This determination of position is essential to producing accurate subsurface images. When we perform a 4D seismic survey, we repeat a series of 3D seismic surveys over the same survey area at different time intervals. This series of surveys shows the changing subsurface geophysical conditions over time.

     In acquiring 3D marine seismic data, we may use multiple vessels and multiple streamers and energy sources to acquire more rapidly and cost-effectively the large number of seismic lines needed to produce a 3D data volume. By increasing the number of streamers and energy sources used, we can perform large surveys more rapidly and cost-effectively. Dual vessel operations, with one vessel acting as a source/ recording vessel and the other as a recording vessel, permit us to acquire data in areas where production platforms or other obstructions interfere with seismic operations. Dual vessel operations also generally allow us to use shorter streamers, which improves efficiency and reduces the chance of collision or entanglement with obstructions. In addition, we use multiple vessel and streamer configuration operations to acquire data for imaging deep targets.

     Useful 4D seismic information requires a high density of 3D seismic data and increased computing capacity to reflect the subtle changes in geophysical conditions that occur over time. Our Ramform seismic vessels, with their large streamer towing capacity, are well suited for this purpose. We believe that oil and gas companies will find 4D seismic surveys and related reservoir monitoring services to be particularly useful in their efforts to increase recoveries from producing petroleum reservoirs. Please read "-- Reservoir Monitoring."

FPSO BACKGROUND

Overview

     In the remainder of this "Description of Business" section, we will use the acronym "FPSO" to refer to floating production, storage and offloading.

     An FPSO system is a type of mobile production unit that produces, processes, stores and offloads oil and gas from offshore fields with widely differing production characteristics, sizes and water depths. The selection of a particular mobile production unit from among the several types of readily movable offshore production systems depends on an overall technical and financial evaluation of the field to be developed. FPSO systems typically perform the same function as fixed offshore platforms in the offshore production of oil and gas, with the exceptions of drilling and heavy well maintenance. However, FPSO systems provide a number of advantages over fixed platforms including:

     - being suitable for a wide range of field sizes and water depths

     - being reusable on more than one developed reservoir

     - generally costing less and being easier to install and remove than fixed platforms

     - reducing the time from the discovery of oil and gas to production

     An FPSO vessel may be either a newly constructed vessel specifically designed to function in an FPSO system or an existing tanker or other marine vessel converted to function in an FPSO system. A typical FPSO life-of-field system consists of wells completed using subsea wellheads that are connected to the FPSO vessel by flexible tubing, which we call risers. Risers carry the oil and gas from the ocean floor to the vessel. The flexible risers are connected to a turret, which is moored in place by an anchoring system. This mooring allows the FPSO vessel to rotate according to the prevailing weather and current conditions. The FPSO system controls the flow of oil and gas from the wells through control "umbilicals" that extend from the turret to the subsea wellhead. The oil and gas are processed onboard the FPSO vessel and the resulting oil is exported, either by a subsea pipeline or an off-take system using shuttle tankers. Natural gas may be exported by subsea pipeline, reinjected into the reservoir or, in some circumstances, flared.

Demand for FPSO Services

     How the FPSO Market Differs from the Seismic Market. The market for FPSO services differs fundamentally from the seismic market. Offshore production, either for test purposes or for full exploitation, generally takes place a relatively long time after exploration drilling has been completed. Oil and gas companies typically make production-related decisions based on different financial parameters and with different views about changes in oil and gas prices than are used for decisions relating to seismic or drilling activities. Oil and gas companies in a number of oil producing areas have increasingly focused on the development of smaller fields with relatively smaller or uncertain reservoir estimates and/or shorter expected producing lives. For development of these smaller fields to be profitable, the oil and gas companies must reduce cost levels and financial exposure. As a result, producers have focused increasingly on subsea installations and FPSO systems instead of the more traditional fixed steel and concrete platforms.

     The FPSO Market. The market for FPSO systems can generally be divided into three segments:

     - extended well tests or production testing

     - early production

     - life-of-field development

     In production testing, the oil and gas company produces oil and gas from one or more producing formations or zones, and from one or more wells, to confirm various characteristics of a reservoir. The oil and gas company then uses this information, among other things, to make better estimates of the productivity and extent of the reservoir and to position production facilities. From the perspective of an FPSO operator, use of FPSO systems for production testing, which is relatively short-term in nature, involves a greater risk that the FPSO system will not maintain high utilization rates due to downtime between contracts.

     The early production phase of development follows the decision to develop a tested field into full production. During this phase, production facilities are engineered, built and installed. By increasing production during this phase, the overall financial performance of the field can be enhanced by reducing the need for or level of financing and by providing income and cash flow at an earlier stage than would otherwise be the case.

     In life-of-field development, the FPSO system is designed for production for the life of the field and the operator generally attempts to adapt either the production facility to the reservoir requirements or the reservoir strategy to the production facility.

SEISMIC CREW AND VESSEL INFORMATION

Our Fleet and Crews

     We believe that we operate the most advanced marine seismic data acquisition fleet in the world. To improve crew productivity and efficiency, we emphasize a high ratio of streamers towed to crews in operation. As of December 31, 1999, we had a total of eight 3D marine seismic streamer crews operating ten seismic vessels. In addition, as of December 31, 1999, we had one ocean bottom seismic crew and one multi-component crew. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- 1999 Compared with 1998" in Item 9 of this annual report for a discussion of steps we have taken to reduce the size of our fleet, the number of crews and operating costs.

     We acquire marine seismic data using seismic crews on both owned and chartered vessels that have been constructed or modified to our specifications and outfitted with a full complement of data acquisition, recording, navigation and communications equipment. Our crews direct the positioning of a vessel using sophisticated navigation equipment, deploy and retrieve streamers and energy sources, and operate all of the seismic systems. Our seismic crews do not operate the vessels. The vessel crews are employees of either the owner of the chartered vessels or a contract operator for our vessels.

     Equipment Used on Our Seismic Vessels. Most of our seismic vessels, other than those used in ocean bottom seismic or multi-component operations, have an equipment complement consisting of the following:

     - recording instrumentation

     - digital recording streamers

     - streamer and seismic data location systems

     - multiple navigation systems

     - except for vessels that record only, a source control system that controls the synchronization of the energy sources and a firing system that generates acoustic energy

In addition, we have deployed massively parallel processing supercomputer systems for all of our 3D seismic data acquisition crews. Please read
"-- Seismic Data Processing Operations."

     For ocean bottom seismic operations, the Carlson Tide, the Jonathan Chouest and the Dickerson Tide each have a dynamic positioning system and recording instrumentation that permits the recording of data from up to 48 kilometers of ocean bottom cables. These vessels also have equipment to deploy and recover cables automatically.

     Vessel Information. We provide in the following table information as of December 31, 1999 about our marine seismic data acquisition vessels.

                                                                                MAXIMUM
                                                                               STREAMERS
                                                                                DEPLOYED
                                             TOTAL    TOTAL    LONG-LENGTH      (THROUGH      OWNED OR
                             YEAR RIGGED/    LENGTH    BEAM      STREAMER     DECEMBER 31,    CHARTER
VESSEL NAME                    CONVERTED     (FEET)   (FEET)    CAPABILITY       1999)       EXPIRATION
-----------                  -------------   ------   ------   ------------   ------------   ----------
3D SEISMIC VESSELS:
Ramform Challenger.........     1996         284      130           16             12           Owned
Ramform Explorer...........     1995         270      130           12             12           Owned
Ramform Valiant............     1998         284      130           20             12         2023(1)
Ramform Viking.............     1998         284      130           20             12         2023(1)
Ramform Victory............     1999         284      130           20             12         2024(1)
Ramform Vanguard...........     1999         284      130           20             12         2024(1)
Ocean Explorer(2)..........   1993/95        269       59            6              6           Owned
Atlantic Explorer..........     1994         300       58            6              6           Owned
American Explorer..........     1994         306       59            6              6           Owned
Nordic Explorer(2).........     1993         209       54            6              6           Owned
Orient Explorer(2).........   1995/96        246       49            4              4            2001
Geo Explorer(2)(3)(4)......     1991         215       46            3              3            2002
Malene Ostervold(2)(4).....     1992         224       36            3              3            2000
Walther Herwig(2)(3)(4)....     1997         254       56            5              4            2005
Falcon Explorer(4).........     1997         266       53          N/A            N/A            2002
Kondor Explorer(4).........     1997         197       43          N/A            N/A            2002
OBS/MULTI-COMPONENT
  VESSELS(4):
Betty Chouest(2)...........     1995         195       40          N/A            N/A            2000
Elda Chouest(2)............     1992         214       40          N/A            N/A            2000
Carlson Tide...............     1995         194       40          N/A            N/A            2001
Dickerson Tide.............     1995         194       40          N/A            N/A            2001
Beulah Chouest.............     1996         195       40          N/A            N/A            2000
Owen Tide II...............     1995         184       38          N/A            N/A            2000
Jonathan Chouest...........     1996         180       34          N/A            N/A            2000
Bergen Surveyor............     1997         217       48          N/A            N/A            2002

---------------

(1) We have executed U.K. lease arrangements with respect to each of the Ramform Valiant, the Ramform Viking, the Ramform Victory and the Ramform Vanguard under which we have (a) novated the construction contract for each vessel in favor of a U.K. financial institution, (b) leased each vessel from the institution under a 25-year charter that gives us the option to purchase each vessel for a de minimis amount at the end of the charter period, and
    (c) used a substantial portion of the proceeds we received in return for the novation to legally defease the present value of our future charter obligations.

(2) Idle. Subsequent to year end, the Nordic and Orient re-commenced operations, and the Malene Ostervold, Betty Chouest and Elda Chouest went off charter.

(3) Chartered from a limited partnership owned 50% by us.

(4) These vessels operate in a multi-vessel configuration of vessels working together.

Our Ramform Seismic Vessels

     As of December 31, 1999, we operated six Ramform design vessels in our marine seismic data acquisition operations. Each of the Ramform seismic vessels is a state-of-the-art vessel that is capable of pulling a relatively large number of streamers and is built according to a design in which we own proprietary rights. Our four Ramform seismic vessels delivered in 1998 and 1999 are designed to deploy up to 20 streamers.

     We believe that our Ramform design seismic vessels represent the most advanced seismic vessels currently in operation in the world. Because of their size and unique design, including their extreme maximum width in relation to their overall length, Ramform design seismic vessels have increased streamer towing capacity as compared to conventional seismic vessels. In addition, the Ramform vessels have increased stability and improved motion characteristics over conventional seismic vessels. Among other things, these characteristics allow these vessels to leave seismic equipment deployed during more severe weather conditions than is possible for conventional seismic vessels. As a result, these vessels can resume production more quickly once conditions have stabilized and thereby acquire seismic data for more sustained periods of time. The size and unique design of the Ramform seismic vessels, together with our advanced techniques for rapid deployment and retrieval of seismic streamers, allow us to acquire marine seismic data more efficiently. The Ramform design seismic vessels are also well-suited for acquiring high-definition surveys, which require the use of multiple streamer configurations with narrower distances between streamers in order to generate the necessary volume and resolution of seismic data.

MARINE SEISMIC DATA ACQUISITION

Contract Operations

     Overview. When we acquire marine seismic data on a contract basis, our customer directs the scope and extent of the survey and retains ownership of the data obtained. Contracts for marine seismic data acquisition, which are often awarded on a competitive bid basis, are distance-based contracts. Under this distance method, our customers pay us based upon the number of seismic lines or kilometers of seismic data collected and bear most of the risk of business interruption, except in winter months when we assume greater responsibility for weather-related interruption. We generally require progress payments unless we expect to complete the survey in a brief period of time.

     Geographic Mix of Operations. We expect in the near term to focus on contract revenue in the North Sea, offshore Brazil, in the Asia Pacific region and offshore West Africa. However, we also intend to seek opportunities for contract revenue in other areas of the world where offshore oil and natural gas operations exist. During 1999, we performed or secured contract work in the North Sea, offshore West Africa, India, the Sakhalin area of Russia, Australia, Mexico, China and in the Middle East. For more information regarding the geographic mix of our operations, please read note 18 of the notes to our financial statements.

Multi-Client Operations

     Overview. We continue to build and market our marine seismic data library (including ocean bottom seismic and multi-component seismic data), with a particular emphasis on the Gulf of Mexico and the North Sea. We expect to continue this geographic focus in the future, but also intend to acquire multi-client seismic data in additional geographic areas from time to time, including offshore China, Australia and other countries in the Asia Pacific region, West Africa, Brazil and the Middle East. We acquire multi-client seismic data in areas where oil and gas companies have identified geological features that are favorable for accumulations of oil and gas.

     From the perspective of an oil and gas company, purchasing multi-client seismic data is less expensive on a per unit basis than contracting to have seismic data acquired on an exclusive basis. From our perspective, multi-client seismic data are more cost effective to acquire and may be sold a number of times to different customers over a period of years. As a result, multi-client seismic data may be more profitable than contract data, but when we acquire multi-client seismic data we assume the risk that future sales may not cover the cost of acquiring and processing such seismic data. We reduce this risk by obtaining prefunding for a portion of such costs. The level of prefunding obtained for each multi-client seismic survey is determined, in part, by evaluating various factors affecting the sales potential of each survey. These factors include:

     - the existence, quality and age of any seismic data that may already exist in the area

     - the amount of leased acreage in the area

     - the existing infrastructure in the region to transport oil and gas to market

     - the historical turnover of the leased acreage

     - the level of interest from oil and gas companies in the area

     We attempt to protect our multi-client seismic data from misuse by customers primarily through contractual provisions that permit use of the data only by that particular customer on a nontransferable basis. Such provisions can be effective only if we can detect misuse of our data by customers or third parties and enforce our rights through legal actions.

     Geographic Areas Covered by Multi-Client Seismic Data. As of December 31, 1999, approximately 36% of our total multi-client marine seismic library, as measured by square kilometers, was from the Gulf of Mexico. A substantial portion of this data was acquired offshore Louisiana and Texas. In recent periods, we have concentrated our Gulf of Mexico acquisition activities in deepwater areas. We believe that deepwater areas in the Gulf of Mexico, the North Sea, Brazil and offshore West Africa will be among the most active offshore exploration and development areas in the near future. We also believe that the relatively high cost of locating and producing deepwater oil and gas reservoirs will contribute to increased demand for high density marine seismic data and other specialized geophysical services. Our seismic data acquisition techniques and processing capabilities are well-suited to deepwater areas, and we intend to concentrate our future acquisition activities in those areas. We also believe that the desire of oil and gas companies to increase ultimate recoveries from existing reservoirs in the Gulf Coast area will provide additional demand for Gulf of Mexico multi-client seismic data. For more information regarding the geographic mix of our operations, please read note 18 of the notes to our financial statements.

     Marketing Arrangements. We market multi-client data through our own organization and through various arrangements with third parties. Outside of the Gulf of Mexico, we primarily market our multi-client data ourselves.

     Under arrangements relating to our multi-client seismic data in the Gulf of Mexico, a third-party marketing company generally presents to us seismic survey projects for our consideration. We acquire and process (or have a designee process) the data for the surveys that we choose to undertake. We generally retain ownership of the data acquired, with the marketing company earning a commission on the data it sells. We may grant an ownership interest in the data to the marketing company under a risk-sharing arrangement.

Ocean Bottom Seismic/Multi-Component Operations

     As of December 31, 1999, we had one ocean bottom seismic crew and one multi-component crew. In some situations, ocean bottom seismic acquisition operations perform better than acquisition by conventional streamer towing operations because:

     - the ocean bottom seismic cables can be laid in places where the conventional streamer vessels cannot operate

     - the ocean bottom receiver cables can record higher quality seismic data because the cables are on the ocean floor

     - the ocean bottom receiver cables can record broader bandwidth data with their dual sensor technology than conventional streamers can record

     In multi-component seismic acquisition operations, both hydrophone and geophone information are recorded simultaneously for a reservoir, generally through proprietary ocean bottom dragged array or vertical cable techniques. By processing this information together, the geophysicist can better describe the reservoir and, in particular, the oil/gas contact within the reservoir. We provide multi-component acquisition services as well as multi-component interpretation services.

SEISMIC DATA PROCESSING OPERATIONS

     We generally compete for data processing contracts on a bid basis. These contracts generally provide for the customer to pay a flat fee per mile or kilometer processed for a prescribed set of processing procedures. Additional procedures may be quoted separately.

     We provide seismic data processing services for our own seismic data acquisition operations and, to a lesser extent, for third parties. We operate four land-based seismic data processing centers, located in Houston, Texas, U.S.A.; Cairo, Egypt; London, England; and Perth, Australia. Each of these centers is equipped with supercomputers for data processing. We also have a processing center in Oslo, Norway that is linked to our other centers' supercomputers. We use a proprietary operating system for our supercomputers, which is designed to take advantage of supercomputer architecture and can be converted to operate on a variety of supercomputers. These supercomputers offer processing capacities for the large data volumes and computer-intensive algorithms requiring numerous simultaneous calculations that are inherent in seismic data processing. Through our seismic data processing operations we provide:

     - 3D data processing of land and marine seismic surveys

     - onboard (vessel) seismic data processing for reduced delivery times and enhanced real-time quality control for data

     - multi-component and 4D seismic data processing for reservoir characterization and monitoring

     - imaging of subsurface structures in deepwater and in the vicinity of salt formations

     We have deployed the onboard supercomputer processing systems for all of our marine seismic data acquisition crews and have stationed processing personnel onboard the vessels to process and provide quality control of the seismic data as they are acquired. We believe that onboard processing and quality control provide a competitive advantage because we can process the large volume of data associated with seismic surveys concurrently with data acquisition. This concurrent process allows us to shorten the period of time required to deliver high-quality finished data to the customer. In addition, onboard processing and quality control allow us to decide whether we should resurvey particular areas to fill gaps in the original data while the vessel and crew are on the prospect areas. As a result, we can resurvey more quickly and less expensively.

FPSO OPERATIONS

     We currently own and operate four FPSO systems and operate seven additional offshore production facilities for oil and gas companies. We believe that our advanced geophysical technologies and reservoir expertise allow our FPSO customers to increase the amounts of oil and gas produced from the reservoirs served by our FPSO systems and assist in the identification of satellite fields that can be economically produced or "tied back" through the same systems. We believe that we can increase our revenue and operating profit from any incremental production through our FPSO systems through the use of contracts with a variable compensation component based on the amount of oil produced. As a result of these factors, we believe that we have a competitive advantage over other FPSO operators.

FPSO Vessels

     We provide in the following table information as of December 31, 1999 about our FPSO vessels.

                                               APPROXIMATE   APPROXIMATE   PRODUCTION
                                                  TOTAL         TOTAL       CAPACITY    DISPLACEMENT    STORAGE
                                     YEAR        LENGTH         WIDTH       (BARRELS      (METRIC      CAPACITY
FPSO VESSEL NAME                   DELIVERED     (FEET)        (FEET)       PER DAY)       TONS)       (BARRELS)
----------------                   ---------   -----------   -----------   ----------   ------------   ---------
Ramform Banff(1).................    1998          395           175         95,000        32,100       120,000
Petrojarl I......................    1986          686           105         40,000        51,000       190,000
Petrojarl Foinaven...............    1996          820           112        140,000        72,000       280,000
Petrojarl Varg...................    1999          702           125         56,000       100,000       470,000

---------------

(1) We have executed a U.K. lease arrangement with respect to the vessel's topside production equipment under which we have (a) novated the construction contract for the equipment in favor of a U.K. financial institution, (b) leased the equipment from the institution under a long-term charter that gives us the option to purchase the equipment for a de minimis amount at the end of the charter period, and (c) used a substantial portion of the proceeds we received in return for the novation to legally defease the present value of our future charter obligations.

Banff and Kyle Field Contracts

     In February 1997, Conoco awarded us a long-term contract to provide an FPSO system to produce the hydrocarbon reserves of the Banff field in the U.K. sector of the North Sea. Oil production from the field commenced in late January 1999. At that time, we began receiving a fixed day rate designed to cover operating expenses and a fixed tariff per barrel of stabilized crude oil produced. Under the Banff contract, 75% of production amounts called for by a predetermined production schedule will be guaranteed by Conoco. The contract, as amended, provides that Conoco will recover from us a fixed amount per day for each day that actual production under the Banff FPSO system is delayed (beyond July 19, 1998) for reasons other than force majeure, which includes weather-related delays, or a failure by Conoco to fulfill its contractual obligations. We have had discussions with Conoco with a view towards resolving issues that have arisen under the contract relating to periods when production from the Banff FPSO system has been negatively affected. These discussions could result in further amendments to the Conoco contract. We do not expect any such amendments to have a material effect on our financial position or results of operations.

     Conoco will have the right to terminate the contract in late January 2002. In the event of a breach by us of our obligations, bankruptcy or a force majeure event lasting six months or more, Conoco may terminate the contract prior to January 2002. In addition, if actual production averages less than a predetermined production volume for a period of 90 days, and continues to average less than that volume for two years thereafter, Conoco has the right to terminate the contract two years after the end of the initial 90-day period. We cannot assure you that actual production will equal the guaranteed level or the amounts contemplated by the predetermined production schedule in the aggregate or in any particular period. If the cumulative oil production during the initial three-year production period exceeds a predetermined amount, we will receive a lower tariff per barrel for all production in excess of such predetermined amount. The initial production profile provided by Conoco covers a period of seven years.

     The Conoco contract also applies to any third-party production while the Banff FPSO system is producing the Banff field reserves, and provides for the incremental revenue above costs derived from such additional production volumes to be shared 66 2/3% to us and 33 1/3% to Conoco.

     If Conoco terminates this contract after the initial three-year period, based on its assessment of market conditions, we believe, but cannot assure you, that we will be able to deploy the Ramform Banff on other projects.

     We also have entered into an agreement with Ranger Oil (U.K.) Ltd., on behalf of a production consortium, to produce through the Banff FPSO system the reserves of the Kyle field, which is located approximately seven miles from the Banff field. We expect commencement of production of the Kyle field through the Banff FPSO system during the second half of 2000.

     In January 2000, we entered into an agreement with Ranger to perform an extended well test for the continuing appraisal of the Kyle field. The agreement has a minimum term of 130 days with no guaranteed minimum production volume. Under the agreement, we receive a base tariff per barrel of oil produced. We also will receive an additional tariff per barrel depending on the ultimate per barrel sales price that Ranger achieves for oil produced from the Kyle field. The per barrel tariff is all-inclusive and includes the cost of subsea installation, riser and umbilical connection, shuttle tanker fees, port charges and fuel.

     This extended well test, which commenced in the second quarter of 2000, is being performed by the Petrojarl I. The Petrojarl I achieved first oil on the Kyle field in May 2000. Upon completion of the test, the Petrojarl I is scheduled to undergo a standard regulatory inspection and an upgrade. We intend to secure a new contract for the vessel that will commence after the inspection and upgrade.

Blenheim Contract

     During the second quarter of 2000, the Petrojarl I completed its contract for production and offloading of oil from the Blenheim and Bladon fields located in the U.K. sector of the North Sea. Please read "-- Banff and Kyle Field Contracts" above.

Foinaven Contract

     The Petrojarl Foinaven is under contract with Britoil PLC, a subsidiary of BP Amoco p.l.c., for production of the Foinaven field to the west of the Shetlands. Commercial production on the field commenced in November 1997. The Foinaven contract is not limited as to time. Britoil may terminate the contract on the fifth anniversary of commencement of commercial production or later, with a minimum of two years' notice. In the event of cancellation at the end of the fifth anniversary, the contract provides that Britoil must pay a cancellation fee of $60 million, which fee reduces by $12 million per year after the fifth anniversary so that no cancellation fee is payable at the end of the tenth anniversary or thereafter. Britoil may also terminate the contract without paying a cancellation fee if, among other things:

     - the Petrojarl Foinaven becomes a total loss

     - there is a breach of the FPSO contracts by the FPSO contractor that is not remedied within agreed deadlines

     - the FPSO contractor or its guarantors enter into debt negotiations with creditors or go into liquidation, are placed under administration or change ownership to the detriment of Britoil

     - force majeure events occur that are expected to continue for more than 365 days

     In addition, the contract may be terminated:

     - by us on or after November 26, 2003, with a minimum of two years' notice, if the production-dependent tariff falls to less than the equivalent of $102,250 per day

     - from the same date with one year's notice if the production-dependent tariff falls below $35,000 per day

     - under additional circumstances, including war

     The contract provides for compensation consisting of a fixed day rate and a production-dependent tariff. The current day rate (as of June 2000) is approximately $66,000 per day and is subject to adjustment according to agreed indices. The production-dependent tariff:

     - is not subject to adjustment based on any index

     - is equal to $3.50 per barrel for the first 25,000 barrels of production per day and $2.95 per barrel for production in excess of 25,000 barrels per day

     - may depend upon a guaranteed minimum production volume equal to 95% of the predetermined production profile during the first five years of the contract

As long as the Petrojarl Foinaven is fully operational, Britoil will be required, in periods during the first five-year period where the actual production falls below the guaranteed minimum production, to make payments based on the guaranteed minimum production less credits for rate payments already made for volumes in excess of the guaranteed minimum production. If actual production is greater than the guaranteed minimum production in periods during the first five-year period, Britoil will make payments based on actual production less credits for rate payments already made for volumes below the guaranteed minimum production. During periods after the first five-year period in which the Petrojarl Foinaven is fully operational, the day rate will be equal to the greatest of:

     - actual production

     - 90% of the highest of two expected annual oil production rates reported by Britoil and the planned production profile for the year in question or

     - 10,000 barrels per day

     The guaranteed minimum production amounts under the contract are 80,750 barrels per day in each of years 2 through 4 and 70,775 barrels per day in year
5. In periods when the Petrojarl Foinaven is not fully operational, the day rate payable is to be based on actual production. A reduction in production volume during the first five years that is due to matters for which we are responsible triggers a day rate equal to $60,000, as adjusted to reflect indexation, plus an additional $52,500 until production is resumed. After five years, the day rate under such circumstances will be $60,000, as adjusted to reflect indexation.

     In periods of production stoppage covered by the contract's repair and start-up quota, we will be entitled to receive the full production rate. We can accumulate credits under the quota at a rate of 24 hours per month, up to an annual maximum of 14 days, to be offset by any downtime taken. In periods when production is prevented or reduced due to force majeure, we will receive reduced income for 60 days, and the full production rate thereafter.

     Britoil has the right to add production from a satellite field, the Foinaven East field, to the contract. To the extent that production from the Foinaven East field, when aggregated with Foinaven field production, is within the guaranteed minimum production level, the normal rate structure under the contract will apply. Foinaven East production in excess of the guaranteed minimum production amount will be paid at an incremental rate of at least $0.75 per barrel.

     We have additional obligations that may arise under the contract relating to the Foinaven project, including obligations to:

     - compensate Britoil up to a maximum of $10 million for breaches of contract due to deficiencies that provide Britoil a right to terminate the production contract

     - contribute up to 80% of the payments expected to be made by Britoil under the contract for the year following the discovery of hidden defects toward the correction of those defects, where such correction involves extraordinary expense

     - pay for pollution damage caused by diesel or lubricants used on the Petrojarl Foinaven during production

Varg Contract

     In July 1999, we:

     - purchased the newly constructed FPSO vessel Petrojarl Varg from Saga Petroleum ASA, with Saga acting on behalf of the owners of the production license relating to the Varg field offshore Norway, for $350 million in cash

     - chartered the vessel back to the license owners and

     - agreed to operate the vessel on behalf of the license owners and to provide various other operational services relating to the vessel

     The charter agreement provides for:

     - a lease term for at least the full productive life of the Varg field, with a minimum term of three years, subject to termination by the license owners either with or without cause, with a minimum advance notice of nine months. If termination is without cause, we are entitled to receive the applicable charter hire rate indicated below for the minimum term.

     - an option in favor of the license owners, exercisable within one year after the commencement of the charter, to extend the minimum term to ten years

     - after the minimum term, continuation of the charter until termination by the license owners with a minimum advance notice of nine months

     - a day rate of:

      - $177,000 for the minimum three-year term

      - $162,000 after the initial three-year term

      - $157,500 if the license owners exercise their option to extend the minimum term to ten years, which amount will apply during the ten-year term retroactively to the date we began to operate the vessel

     The operating agreement provides:

     - that we will provide various operating services for the license owners relating to the Petrojarl Varg and be compensated for those services in NOK at a day rate of approximately NOK 450,000, subject to escalation based on various price indices

     - for a minimum three-year term, subject to termination by the license owners either for breaches by us or without cause. If termination is without cause, we are entitled to receive the applicable contractual compensation, less savings we realize from not being obligated to perform the agreement

     The Petrojarl Varg currently operates in the Varg field, where production began in December 1998. The Varg license is owned 35% by Saga Petroleum and 65% by Statoil, including 30% owned by the Norwegian government.

RESERVOIR MONITORING

     We believe that the high-resolution 4D seismic data used in connection with reservoir monitoring will help oil and gas companies maximize production and increase the ultimate recoveries from producing hydrocarbon reservoirs, particularly as the level of production from such reservoirs begins to decline. In addition to the equipment and technology required for a 3D seismic survey, a 4D seismic survey may require or use:

     - time-lapse streamer technology

     - vertical cable technology

     - retrievable ocean bottom recording cables and retrievable multi-component acquisition systems

     - an ocean bottom dragged array of seismic receivers

     - permanent seabed installations of seismic receivers

     4D seismic information requires a higher density of 3D data and increased computing capacity to reflect the subtle changes in geophysical conditions that occur over time. With our advanced vessel fleet, the large streamer capacity of our Ramform design seismic vessels, our expertise in acquiring, processing and interpreting 4D seismic data and our processing capacity, we believe that we are well positioned to meet future demand for 4D seismic surveys.

LAND SEISMIC DATA ACQUISITION

     We have established a group to develop and enhance products related to seismic data acquisition and reservoir monitoring on land. We believe that the cost of developing these products on land will be less than developing them offshore. Our land crews work in the United States, the Middle East and the Caspian Sea area, and work on a mixture of traditional 3D contract and multi-client seismic data acquisition projects and specialized research and development projects.

     In January 2000, we entered into a contract with Saudi Arabian Oil Company (Saudi Aramco), the national oil company of Saudi Arabia, to acquire onshore 3D seismic data in that country. The project is expected to commence in the late second or early third quarter of 2000. The contract has an initial term of three years, with an option for Saudi Aramco to extend the contract for an additional two years. Our compensation under the contract is composed of fees for each point of seismic information acquired. The fees vary depending on the type of terrain involved. If we fail to meet the minimum monthly production of data specified in the contract, the fees will be discounted. The contract allows Saudi Aramco to terminate it at any time. We may terminate the contract only if Saudi Aramco commits a substantial breach and fails to remedy the breach for thirty days.

DATA MANAGEMENT

     We provide seismic data storage, retrieval and management services on a contract basis to customers worldwide and in connection with the marketing of our multi-client library. Through our data management operations, we also:

     - maintain a current database of various offshore information, including production facilities and ocean floor geography

     - produce customized maps and other information based on such data

     We believe that most major oil and gas companies spend a significant amount of time and effort to locate, copy or otherwise format seismic data. Our data management system allows an oil and gas company to store its seismic data in a fully automated data management and retrieval system that functions much like an electronic jukebox. An oil and gas company can use this system to download electronically its seismic data, or our data, use the information for interpretation purposes and return the data to the data management system after the information has been evaluated. We expect to benefit by selling these data management services, by licensing our data management and interpretation application software and by providing a new market outlet for the sale of our multi-client library.

OTHER BUSINESS OPPORTUNITIES

     We pursue various oil and gas business opportunities, typically in conjunction with utilization of our geophysical expertise. We intend to continue to pursue such opportunities and, in connection therewith, to provide technical consulting services, reservoir studies, enhanced recovery services, prospect identification, seismic data interpretation, seismic data reprocessing services or other geophysical services in exchange for cash or other forms of compensation. In this manner, we have acquired and may continue to acquire various interests in exploration and production companies and in oil and gas properties or concessions. The revenue from and value of these interests depend upon the operations of the entities or properties acquired.

     We consider from time to time acquisitions in areas that complement our existing portfolio of services to the oil and gas industry.

RESEARCH AND PRODUCT DEVELOPMENT

     We desire to be an industry leader in those oilfield service markets in which our advanced technologies and services may be used by customers to discover and produce oil and gas in demanding environments. We are committed to providing our customers with innovative services that help to lower the costs of finding and producing oil and gas. As a result, we incur research and development costs in an attempt to keep our key assets and services at the forefront of engineering and technical advances. For information regarding our research and development expenditures, please see our financial statements.

COMPETITION

     The seismic data acquisition and processing businesses are very competitive worldwide. Many oil and gas companies acquire seismic data primarily for their own use, while other companies develop and maintain their own seismic data libraries for sale to third parties. We compete for available seismic surveys based on a number of factors, including technology, price, performance, dependability and crew availability. In addition, the first company to acquire multi-client seismic data in an area generally has a competitive advantage in that area. Our largest competitors on a global basis are Geco-Prakla, a subsidiary of Schlumberger Limited, and Baker Atlas, a division of Baker Hughes Incorporated.

     All of our major competitors in seismic data acquisition both acquire and process 3D seismic data. Our processing operations compete primarily with Baker Atlas, Compagnie Generale de Geophysique, S.A., Geco Geophysical Co., Inc., which is a subsidiary of Schlumberger Limited, and Veritas DGC Inc. for time processing contracts. We compete for time processing contracts based primarily on price, but processing capacity and turnaround time, technology and processing center location are also important factors.

     Our FPSO operations will generally compete from time to time with other FPSO operators, with fixed installations and tension leg platforms, with subsea production installations and with semi-submersible and jack-up platforms. Competition between FPSO systems and other offshore production systems is based on a number of factors including water depth, the availability or proximity of transportation infrastructure, the size of the producing field and time considerations. In addition to the FPSO operations and other offshore production systems of the major oil and gas companies, our FPSO competitors include numerous companies that own a small number of FPSO vessels.

CUSTOMERS

     Our major customers include multi-national oil and gas companies, foreign national oil and gas companies, major independent oil and gas companies and seismic marketing companies. For the year ended December 31, 1999, one customer accounted for approximately 16% of our revenue, all of which was production services revenue. For the years ended December 31, 1998 and 1997, no single customer accounted for more than 10% of our consolidated revenue. Due to the nature of our operations, significant portions of future consolidated revenue may, from time to time, be attributable to a few customers.

SEASONALITY

     Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Seasonality" in Item 9 of this annual report for a description of how seasonality and weather affect our business.

EMPLOYEES

     At December 31, 1999, we employed approximately 3,800 full-time personnel. We have not experienced any material work stoppages related to union activities and consider our relations with our employees to be good.

OPERATING CONDITIONS AND INSURANCE

     Our operations often are conducted under extreme weather and other hazardous conditions. These operations are subject to risks of injury to personnel and loss of equipment. We have safety compliance programs staffed by full-time professional employees. We also carry insurance against the destruction of or damage to our vessels and equipment in amounts, generally equal to replacement value, that we consider adequate. From time to time, however, we may not be able to obtain insurance against all risks or for equipment located in all geographic areas. Under the terms of our vessel charters, we are not generally responsible for damage to chartered vessels.

     We have established our own captive insurance company to provide insurance for our seismic equipment and limited business interruption. This insurance is subject to deductibles and limits on coverage and is supplemented by commercial reinsurance arrangements.

INTERNATIONAL OPERATIONS

     We conduct the majority of our operations in the North Sea and offshore South America and West Africa. We also conduct significant business operations in other areas of the world from time to time, including:

     - the Gulf of Mexico

     - offshore China

     - offshore India

     - the Sakhalin area of Russia

     - offshore Australia, Indonesia and other countries in the Asia Pacific region

     - offshore Canada

     - the Middle East

     - the Caspian Sea area

Please read "-- Marine Seismic Background," "-- Marine Seismic Data Acquisition," "-- Seismic Data Processing Operations" and "-- Risk Factors Relating to Our Business -- As we expand our international operations, we increase our exposure to risks inherent in doing business abroad." Please read note 18 of the notes to our financial statements for information regarding the geographic mix of our operations.

GOVERNMENTAL REGULATION

     In the North Sea, we are required to obtain licenses to acquire multi-client seismic data. We currently have licenses to conduct such activities in portions of the Norwegian, U.K. and Irish territorial waters. In other areas of the world, licensing requirements vary widely. There are no such licensing requirements in the Gulf of Mexico, offshore Brazil or in the onshore areas where we operate, although we are required to obtain permits for our operations. We believe that our relations with the licensing and permitting authorities are good.

     In addition, our operations are affected by the licensing activities of various governmental authorities. The timing and extent of licensing of areas for exploration and production activities influence the level of seismic activity within a particular country. Prospective licensees often purchase multi-client seismic data prior to the award of licenses. Following a license award, license holders will generally acquire seismic data from the newly licensed areas. In the North Sea, the governments of Norway and the United Kingdom generally hold licensing rounds for exploration and production every two years. In the Gulf of Mexico, licensing of blocks for exploration and production are held twice each year, once offshore Texas and once offshore Louisiana. In other areas, the timing and extent of these licensing rounds tend to be irregular. The length of the actual license to explore for oil and gas varies from region to region and is subject to governmental regulation.

     Our operations are affected by a variety of other laws and regulations, including laws and regulations relating to:

     - the protection of the environment

     - exports and imports

     - occupational health and safety

     - permitting or licensing agreements for oil and gas exploration, development and production activities

     We believe that we are currently in compliance in all material respects with the requirements of environmental, export/import and occupational health and safety laws and regulations. Please read "-- Risk Factors Relating to our Business -- Unpredictable changes in governmental regulations could increase our operating costs and reduce demand for our services."

RISK FACTORS RELATING TO OUR BUSINESS

     You should carefully consider the risks described below. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently do not believe are material may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF LOW OIL AND GAS PRICES DECREASE DEMAND FOR OUR SERVICES.

     Our business and operations depend upon exploration, development and production spending by oil and gas companies. Low oil and gas prices, and concerns about possible low oil and gas prices in the future, may reduce the level of that spending. As overall conditions in the oil and gas industry deteriorate, demand for our services and products may decrease and our business may be adversely affected. Furthermore, recoveries in oil and gas prices do not immediately increase exploration, development and production spending, so improved demand for our services and products will generally lag oil and gas price increases.

WE INVEST SIGNIFICANT AMOUNTS OF MONEY IN ACQUIRING AND PROCESSING SEISMIC DATA FOR OUR DATA LIBRARY WITHOUT KNOWING HOW MUCH OF THE DATA WE WILL BE ABLE TO SELL OR AT WHAT PRICE WE WILL BE ABLE TO SELL THE DATA.

     We invest significant amounts in acquiring and processing seismic data that we own, which we call multi-client data. By making such investments, we assume the risk that:

     - we may not fully recover the costs of the data through future sales

     - the value of our investment in multi-client data could be significantly adversely affected if any material adverse change occurred in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data

THE AMOUNTS WE AMORTIZE FROM OUR DATA LIBRARY EACH PERIOD MAY FLUCTUATE SIGNIFICANTLY, AND THESE FLUCTUATIONS CAN HAVE A SIGNIFICANT EFFECT ON OUR REPORTED RESULTS OF OPERATIONS.

     How we account for our data library could have a significant effect on our reported results of operations. We amortize the cost of our multi-client data library based in part on our estimates of future sales of data. These estimates are inherently imprecise and may vary from period to period depending upon market developments and our expectations. Substantial changes in amortization rates can have a significant effect on our reported results of operations.

UNPREDICTABLE CHANGES IN GOVERNMENTAL REGULATIONS COULD INCREASE OUR OPERATING COSTS AND REDUCE DEMAND FOR OUR SERVICES.

     Our operations are affected by a variety of laws and regulations, including laws and regulations relating to:

     - the protection of the environment

     - exports and imports

     - occupational health and safety

     - permitting or licensing requirements for seismic activities and for oil and gas exploration, development and production activities

     We and our customers are required to invest financial and managerial resources to comply with these laws and regulations. These expenditures historically have not been material to us. Because these laws and our business change from time to time, we cannot predict the future costs of complying with these laws, and our expenditures could be material in the future. Modification of existing laws or regulations or adoption of new laws or regulations limiting exploration or production activities by oil and gas companies or imposing more stringent restrictions on seismic or hydrocarbon production-related operations could adversely affect us by increasing our operating costs and/or reducing the demand for our services.

OUR RESULTS OF OPERATIONS COULD SUFFER AS A RESULT OF RISKS ARISING FROM OUR FLOATING PRODUCTION, STORAGE AND OFFLOADING CONTRACTS.

     Our floating production, storage and offloading contracts involve various risks, including risks of:

     - failure to timely commence production from floating production, storage and offloading vessels

     - termination

     - redeployment of vessels following expiration of long-term contracts

     - not producing expected amounts of oil and gas under contracts where the amount that we are paid depends on the amount of oil and gas produced, since actual production will likely vary from estimates, and the variances may be material

AS WE EXPAND OUR INTERNATIONAL OPERATIONS, WE INCREASE OUR EXPOSURE TO RISKS INHERENT IN DOING BUSINESS ABROAD.

     A significant portion of our revenue is derived from operations outside the United States and Norway and is subject in varying degrees to risks inherent in doing business abroad. As we expand the scope and extent of our operations outside of the Gulf of Mexico and the North Sea, where our past operations were primarily centered, these risks may become more prevalent. These risks include:

     - the possibility of unfavorable changes in tax or other laws

     - partial or total expropriation

     - restrictions on currency repatriation

     - the disruption of operations from labor and political disturbances

     - insurrection or war

     - the disruption or delay of licensing or leasing activities

     - the requirements of partial local ownership of operations

WE ARE SUBJECT BOTH TO HAZARDS CUSTOMARY FOR MARINE OPERATIONS AND TO THOSE MORE SPECIFIC TO OUR SEISMIC AND FLOATING PRODUCTION, STORAGE AND OFFLOADING OPERATIONS.

     Substantially all of our operations are subject to perils that are customary for marine operations, including capsizing, grounding, collision and damage from severe weather conditions. Our floating production, storage and offloading operations are subject to additional hazards, such as fire, explosions and environmental contamination from spillage. Any of these risks could result in damage to or destruction of vessels or equipment, personal injury and property damage, suspension of operations or environmental damage. In addition, our operations involve risks of a technical and operational nature.

BECAUSE WE DO NOT HAVE INSURANCE TO COVER SOME OPERATING RISKS, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED IF ONE OR MORE OF THOSE RISKS OCCURRED.

     We cannot always obtain insurance for our operating risks. Although we carry insurance against the destruction of or damage to our seismic and floating production, storage and offloading vessels and equipment in amounts that we consider adequate, such insurance may not always be available at acceptable rates in the future for all risks and all geographic areas.

IF WE CANNOT KEEP OUR VESSELS AND OTHER EQUIPMENT UTILIZED, OUR OPERATING RESULTS WILL BE ADVERSELY IMPACTED.

     Our businesses are capital intensive and generally require significant investments in vessels and processing, seismic and other equipment. As a result, we incur relatively high fixed costs in our operations. If we cannot keep our vessels and other equipment utilized, our operating results will be adversely affected.

BECAUSE WE GENERATE REVENUE AND INCUR EXPENSES IN VARIOUS CURRENCIES, EXCHANGE RATE FLUCTUATIONS AND DEVALUATIONS COULD HAVE A MATERIAL IMPACT ON OUR RESULTS OF OPERATIONS.

     Currency exchange rate fluctuations and currency devaluations could have a material impact on our results of operations from time to time. Although we periodically undertake hedging activities in an attempt to reduce certain currency fluctuation risks, these activities do not provide complete protection from currency-related losses.

OUR DEBT AGREEMENTS MAY LIMIT OUR FLEXIBILITY IN RESPONDING TO CHANGING MARKET CONDITIONS OR IN PURSUING BUSINESS OPPORTUNITIES.

     Our debt agreements contain restrictions and requirements relating to, among other things:

     - the issuance of additional indebtedness

     - the maintenance of financial ratios

     - the encumbrance or sale of assets

     - the payment of dividends

     - mergers

     - sale/leaseback transactions

     These restrictions and requirements may limit our flexibility in responding to changing market conditions or in pursuing business opportunities that we believe would have a positive effect on our business.

BECAUSE WE ARE A FOREIGN COMPANY AND MANY OF OUR DIRECTORS AND EXECUTIVE OFFICERS ARE NOT RESIDENTS OF THE UNITED STATES, YOU MAY HAVE DIFFICULTY SUING US AND OBTAINING OR ENFORCING JUDGMENTS AGAINST US.

     We are incorporated in the Kingdom of Norway, and many of our current directors and executive officers do not reside in the United States. All or a substantial portion of the assets of these persons and of PGS is located outside the United States. As a result, you may have difficulty:

     - suing us or our directors and executive officers in the United States

     - obtaining a judgment in Norway in an original action based solely on United States federal securities laws

     - enforcing in Norway judgments obtained in the United States courts that are based upon the civil liability provisions of the United States federal securities laws

ITEM 2. DESCRIPTION OF PROPERTY

     Our principal offices are in Lysaker, Norway and in Houston, Texas, in leased premises. We also maintain leased premises in Oslo and other cities in Norway and the United States, the United Kingdom, Egypt, Venezuela, Singapore, Australia, Brazil, the United Arab Emirates, Russia and China. We believe that all leased properties are well maintained and are suitable and adequate for our present activities.

     We incorporate by reference in response to this item the information under "Description of Business" in Item 1 of this annual report relating to our vessels and other operational equipment and in note 18 of the notes to our financial statements in Item 18 of this annual report.

ITEM 3. LEGAL PROCEEDINGS

     We are involved in or threatened with various legal proceedings from time to time arising in the ordinary course of business. Our management does not believe that any liabilities resulting from such proceedings will have a material adverse effect on our consolidated results of operations, cash flows or financial position.

ITEM 4. CONTROL OF REGISTRANT

     As of December 31, 1999, to our knowledge, no person beneficially owned more than 10% of our outstanding shares or the outstanding American Depositary Shares representing our shares. In addition, there were no arrangements at December 31, 1999 which would cause a change in control of us.

     As of December 31, 1999, the total number of our shares and American Depositary Shares ("ADSs") beneficially held by our directors and executive officers as a group (23 persons) was 535,471, representing approximately 0.5% of the outstanding shares. This amount excludes 3,784,800 shares that could be acquired upon the exercise of options, including options that were not yet vested as of December 31, 1999. See "Options to Purchase Securities from Registrant or Subsidiaries" in Item 12 of this annual report.

ITEM 5. NATURE OF TRADING MARKET

     Our shares are listed on the Oslo Stock Exchange and trade on that exchange under the symbol "PGS." These shares are not listed on any other stock exchange and have not been publicly traded outside Norway. Each ADS represents one share. Citibank, N.A. serves as the depositary for the ADSs. Our ADSs are listed on the New York Stock Exchange and trade on that exchange under the symbol "PGO."

AMERICAN DEPOSITARY SHARES

     We have presented in the table below, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange, as adjusted to reflect the two-for-one stock split effected in June 1998.

                                                               PRICE PER ADS
                                                              ---------------
CALENDAR PERIOD                                                HIGH     LOW
---------------                                               ------   ------
1999
  First Quarter.............................................  $17.00   $11.19
  Second Quarter............................................   18.13    13.25
  Third Quarter.............................................   24.19    14.94
  Fourth Quarter............................................   18.56    12.81
1998
  First Quarter.............................................  $31.75   $25.25
  Second Quarter............................................   37.38    28.25
  Third Quarter.............................................   31.56    11.81
  Fourth Quarter............................................   22.88    12.00

     As of December 31, 1999, there were 187 record holders of ADSs, all of which had registered addresses in the United States except for one record holder in Canada and 17 record holders in the United Kingdom. These 187 record holders held ADSs representing 33,667,145 shares, which represented approximately 33% of the total number of our shares outstanding as of that date.

SHARES

     We have presented in the table below, for the periods indicated, the reported high and low closing prices for our shares on the Oslo Stock Exchange, as adjusted to reflect the two-for-one stock split effected in June 1998. Please read "Selected Financial Data -- Exchange Rates" in Item 8 of this annual report for information about exchange rates applicable to the periods presented below.

                                                                PRICE PER SHARE
                                                              -------------------
CALENDAR PERIOD                                                 HIGH       LOW
---------------                                               --------   --------
1999
  First Quarter.............................................  NOK125.0    NOK84.0
  Second Quarter............................................     140.5       96.0
  Third Quarter.............................................     185.5      117.0
  Fourth Quarter............................................     143.5      106.0
1998
  First Quarter.............................................  NOK242.5   NOK195.0
  Second Quarter............................................     282.0      215.5
  Third Quarter.............................................     242.0      101.0
  Fourth Quarter............................................     164.0       91.5

     Based upon information available from Verdipapirsentralen, the Norwegian centralized registry of securities, as of December 31, 1999, there were 101,609,587 shares outstanding held by 6,949 record holders of shares, of which 105 had registered addresses in the United States. These United States holdings represented 43,066,427 shares, or approximately 42% of the total number of our shares outstanding as of that date. For this purpose, Citibank, in its capacity as the depositary, represents one record holder of shares. The above numbers may not be representative of the actual number of United States beneficial holders or of shares beneficially held by United States persons.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Under Norwegian foreign currency exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior governmental approval except for the physical transfer of payments in currency, which is restricted to licensed banks. As a result, a non-Norwegian resident may receive dividend, principal and interest payments on our securities without a Norwegian exchange control consent, but the payments must be made through a licensed bank.

     There are no limitations imposed by Norwegian law or our articles of association on the right to hold or vote shares that apply differently to non-Norwegian owners than to Norwegian owners.

ITEM 7. TAXATION

GENERAL

     The following discussion generally summarizes the principal Norwegian and United States federal income tax consequences of the ownership and disposition of our American Depositary Receipts ("ADRs"), which evidence our ADSs, and our shares to holders of ADRs and shares who are residents of the United States or otherwise subject to United States federal income taxation on a net income basis for ADRs and shares and who are not residents of Norway ("U.S. Holders"). The summary applies only to holders who will hold ADRs or shares as capital assets and does not address certain classes of holders, such as holders who own, directly or indirectly, at least 10% of our outstanding shares, that may be subject to special rules. Because it is a general summary, prospective purchasers of ADRs or shares who would be U.S. Holders are advised to consult their own tax advisors about the United States federal, state and local tax consequences and the Norwegian tax consequences of the ownership and disposition of ADRs and shares that are applicable in their particular tax situations, including the effects of recent and possible future changes in the applicable tax laws.

     The summaries of United States and Norwegian tax laws provided below are based on the tax laws of the United States and Norway, the income tax convention between the United States and Norway (the "Convention") and interpretations by the relevant tax authorities that are in effect as of the date of this annual report and are subject to any changes that may occur after that date (possibly with retroactive effect).

     For United States and Norwegian tax purposes, U.S. Holders of ADRs will be treated as the owners of the shares represented by the ADRs. Unless we have otherwise stated below, the Norwegian tax consequences and the United States federal income tax consequences discussed below apply equally to U.S. Holders of ADRs and U.S. Holders of shares.

TAXATION OF DIVIDENDS

     Under Norwegian tax law, dividends paid to foreign shareholders of Norwegian corporations are, unless otherwise provided for in an applicable tax treaty, subject to a withholding tax in Norway of 25%. Under the Convention, the maximum rate of withholding tax on dividends paid by a Norwegian corporation to a "resident of the United States," as defined in the Convention, is 15%. The 15% withholding rate will apply to any dividends paid on our shares held directly by U.S. Holders who properly demonstrate to us and to the Norwegian tax authorities that they are entitled to the benefits of the Convention. Dividends paid to Citibank, as depositary, will be subject to withholding at the 25% rate. U.S. Holders of ADRs who believe they are entitled to the benefits of the Convention may apply to the Norwegian tax authorities for a refund of amounts withheld in excess of 15%. The application is to be filed with the Norwegian Tax Directorate. There is some uncertainty, however, as to whether and when such a refund may be obtained.

     We intend to file any reports with the Norwegian authorities or agencies necessary to obtain the benefits of the Convention for those entitled to them. We will exercise our right under the deposit agreement to reasonably request from Citibank such information from its records that will enable us to file the reports.

     If, however, the recipient of a dividend is determined to be engaged in a business activity taxable in Norway and our shares or ADSs with respect to which the dividend is paid are effectively connected with that activity, then the amount distributed to the U.S. Holder will be treated as taxable domestic dividend income in Norway, subject to the provisions of the Convention, where applicable.

     To the extent paid out of our current or accumulated earnings and profits, distributions made on our shares or ADSs, other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock, will be includible in the income of a U.S. Holder for United States federal income tax purposes as ordinary dividend income. In the case of a U.S. Holder of an ADR, such dividend income will be recognized on the date Citibank receives the distribution. Dividends we pay will not be eligible for the dividends-received deduction generally allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The amount of dividend distribution for tax purposes will equal the U.S. dollar value of the amount of the distribution in Norwegian kroner (including the amount of Norwegian taxes withheld from the distribution), calculated by reference to the exchange rate in effect on the date of the distribution. Upon the ultimate conversion by Citibank into U.S. dollars of the Norwegian kroner received in a distribution, U.S. Holders of ADRs generally will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between such U.S. dollars and the U.S. dollar value of such Norwegian kroner on the date of the distribution. Such gain or loss will be treated as ordinary income or loss.

     Norwegian taxes imposed on dividend distributions on our shares or ADSs generally will be eligible for credit against the U.S. Holder's United States federal income taxes. The amount of the Norwegian taxes eligible for this foreign tax credit will be equal to the amount of such taxes withheld from the dividend distributions, reduced by the amount of any refunds of such taxes subsequently received, translated into U.S. dollars at the exchange rate in effect on the date the taxes originally were paid. Under the foreign tax credit limitations of the Code, the foreign tax credit can offset United States federal income taxes imposed on foreign-source income but not on United States-source income. In addition, foreign taxes imposed on income in certain categories specified in the Code may only be used to offset United States taxes on income in the same category. Subject to the special rule we describe below, dividends we pay will generally be foreign-source income within either the "passive income" category or the "financial services income" category, depending on the particular U.S. Holder's circumstances.

     The Code contains a provision that could, in certain circumstances, cause a portion of the dividends we pay to be treated as United States-source income. Even if that provision applied to dividends we pay to a U.S. Holder, because of the source rules contained in the Convention, no portion of such a dividend would be recharacterized as United States-source income if the U.S. Holder includes the dividend as a separate category of income for purposes of the foreign tax credit limitation.

TAXATION OF DISPOSITIONS

     A U.S. Holder normally is not taxed in Norway on gains from the sale or other disposal of our shares or ADSs. Such a holder may be subject to taxation if the shareholding is effectively connected with a business carried out by the shareholder through a permanent establishment in Norway. In addition, a shareholder may be subject to taxation on gains if the shareholder is an individual who has been a resident of Norway for income tax purposes and the disposal takes place within five years after the calendar year in which the shareholder ceased to be a resident of Norway. The same rules apply to gains realized upon complete liquidation of us or upon redemption of our shares or ADSs. Repayment in connection with a reduction of our share capital by reducing the nominal value of the shares is, however, subject to withholding tax as a dividend distribution, if exceeding paid-in capital.

     A U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of our shares or ADSs (or rights to subscribe for our shares), including a sale or other disposition by Citibank of shares (or rights to subscribe for shares) received as dividends on the ADSs, in the same manner as on the sale or other disposition of any other shares held as capital assets (or rights to acquire such shares). Any such gain or loss will generally be United States-source income or loss.

     Deposits and withdrawals of our shares in exchange for ADRs will not result in taxable gain or loss for United States or Norwegian tax purposes.

U.S. BACKUP WITHHOLDING

     Certain payments, including certain dividends and proceeds from sales of stock, may be subject to United States "backup withholding" at a 31% rate if the recipient of such a payment fails to furnish to the payor certain information, including the recipient's taxpayer identification number, or otherwise fails to establish an exemption from withholding. Any amounts so withheld would be allowed as a credit against the recipient's United States federal income tax liability for the year. Because we are a foreign corporation for United States federal income tax purposes, dividends we pay with respect to our shares or ADSs are not subject to backup withholding under the regulations that are currently in effect. However, under more recently issued regulations, which are currently scheduled to become effective on January 1, 2001, dividends we pay to a U.S. Holder generally would be subject to backup withholding under the circumstances described in the first sentence of this paragraph.

NORWEGIAN TRANSFER TAX

     There is no Norwegian stock transfer tax or capital tax upon the acquisition or subsequent disposition of our shares or ADSs.

NORWEGIAN INHERITANCE TAX

     There is no Norwegian inheritance tax or gift tax on our shares or ADSs if the deceased, at the time of death, or the donor at the time the gift is made, is neither a resident nor a national of Norway. If the deceased, at the time of death, is not a resident of Norway, but is a national of Norway, Norwegian inheritance tax will be levied unless inheritance tax or similar tax is levied in the country of residence and the shares are not effectively connected to a permanent establishment in Norway. Under all circumstances, a transfer of shares or ADSs will be subject to gift tax in Norway if the donor at the time of the gift is a Norwegian national.

NORWEGIAN PROPERTY TAXES OR SIMILAR TAXES

     U.S. Holders of our shares or ADSs are not subject to Norwegian property tax or similar taxes (e.g., wealth taxes) with respect to those shares or ADSs, unless the shareholding is effectively connected with a business carried out by the shareholder through a permanent establishment in Norway.

ITEM 8. SELECTED FINANCIAL DATA

     We have presented below, on the basis of United States generally accepted accounting principles, our selected consolidated financial data for the five-year period ended December 31, 1999.
PricewaterhouseCoopers LLP, independent accountants, has audited our consolidated financial statements for each of the three years in the period ended December 31, 1999. PricewaterhouseCoopers DA, independent accountants, has audited our consolidated financial statements for each of the two years in the period ended December 31, 1996. From these consolidated financial statements, we have derived the financial data presented below for such periods and as of such dates. You should read the financial data for the three-year period ended December 31, 1999 and as of December 31, 1999 and 1998 in conjunction with, and the financial data are qualified in their entirety by reference to, our consolidated financial statements and notes included in Item 18 of this annual report. We have reclassified certain prior year amounts to conform to the current year's presentation.

     We have presented in the table EBITDA to provide additional information about us. Our management uses EBITDA as a supplemental financial measurement in the evaluation of our business. You should not consider EBITDA as an alternative to net income, as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.

                                                                YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                1999         1998       1997(5)        1996         1995
                                             ----------   ----------   ----------   ----------   ----------
                                                         (IN THOUSANDS, EXCEPT FOR SHARE DATA)
INCOME STATEMENT DATA
  Revenue..................................  $  788,160   $  761,762   $  539,381   $  451,258   $  317,520
  Cost of sales, including research and
    technology costs.......................     348,919      251,155      181,520      158,884      127,039
  Depreciation and amortization............     238,576      273,799      191,693      170,010      106,862
  Selling, general and administrative
    costs..................................      71,738       67,103       39,812       31,841       26,183
  Unusual items(1).........................      89,855       25,737           --           --           --
                                             ----------   ----------   ----------   ----------   ----------
  Total operating expenses.................     749,088      617,794      413,025      360,735      260,084
                                             ----------   ----------   ----------   ----------   ----------
  Operating profit.........................      39,072      143,968      126,356       90,523       57,436
  Income (loss) from equity investments....      (4,935)         854        1,966        1,315        1,439
  Financial expense, net...................     (95,969)     (40,241)     (24,665)     (20,633)      (6,090)
  Other income (expense), net(2)...........      23,650       38,966        2,092          941         (781)
                                             ----------   ----------   ----------   ----------   ----------
  Income (loss) before income taxes........     (38,182)     143,547      105,749       72,146       52,004
  Provision (benefit) for income taxes.....     (41,890)      31,950       28,165       21,850       15,573
                                             ----------   ----------   ----------   ----------   ----------
  Income before extraordinary charge and
    cumulative effect of accounting
    change(3)(4)...........................       3,708      111,597       77,584       50,296       36,431
                                             ----------   ----------   ----------   ----------   ----------
  Extraordinary charge, net of tax(3)......          --           --       (3,447)          --           --
  Cumulative effect of accounting change,
    net of tax(4)..........................     (19,977)          --           --           --           --
                                             ----------   ----------   ----------   ----------   ----------
  Net income (loss)........................  $  (16,269)  $  111,597   $   74,137   $   50,296   $   36,431
                                             ==========   ==========   ==========   ==========   ==========
  Earnings per share before extraordinary
    charge and cumulative effect of
    accounting change(3)(4)
    Basic(5)...............................  $     0.04   $     1.36   $     1.20   $     0.90   $     0.69
    Diluted(5).............................  $     0.04   $     1.32   $     1.15   $     0.88   $     0.67
  Earnings (loss) per share
    Basic(5)...............................  $    (0.17)  $     1.36   $     1.15   $     0.90   $     0.69
    Diluted(5).............................  $    (0.17)  $     1.32   $     1.10   $     0.88   $     0.67
  Basic shares outstanding(5)..............  94,767,967   82,260,652   64,519,503   55,921,976   52,860,415
  Diluted shares outstanding(5)............  95,840,199   84,794,836   67,358,004   56,963,730   54,028,213
OTHER DATA
  EBITDA(6)................................  $  367,503   $  443,504   $  318,049   $  260,533   $  164,298
  Cash flows from operating activities.....     200,678      274,656      228,686      212,406      159,645
  Capital expenditures.....................     667,869      521,630      468,872      172,910      119,434
  Investment in multi-client library.......     338,718      388,228      203,267      137,475      118,744
BALANCE SHEET DATA
  Cash and cash equivalents................  $   63,044   $   53,273   $  127,491   $  125,250   $   38,237
  Multi-client library, net................     816,423      553,415      325,181      236,258      203,346
  Total assets.............................   4,176,651    3,425,105    1,677,848    1,081,389      724,091
  Total long-term debt and capital lease
    obligations............................   1,998,530    1,421,670      550,450      331,499      226,589
  Shareholders' equity.....................   1,589,877    1,397,151      811,347      499,845      324,202

---------------

(1) Unusual items for the year ended December 31, 1999 include $74.0 million in restructuring charges and $15.9 million in asset impairments. Unusual items in 1998 include $22.7 million in asset impairments and $3.0 million in merger costs for the acquisition of Acadian Geophysical Services, Inc. ("Acadian") in July 1998, which was accounted for as a pooling of interests.

(2) Other income (expense), net for 1999 and 1998 includes $19.1 million and $32.5 million, respectively, in UK lease gains.

(3) During March 1997, we prepaid our $30 million 7.12% senior notes due February 2004 and our $95 million 7.33% senior notes due February 2006. As a result, we incurred an extraordinary charge of $3.4 million, net of tax benefits of $1.3 million. The extraordinary charge consisted of a write-off of the associated debt issuance costs and the prepayment premium.

(4) Effective January 1, 1999, we adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, we have recognized a charge to income of $20.0 million, net of tax benefits of $8.1 million, as the cumulative effect of the change in accounting principle.

(5) We effected a stock split during June 1998. All share data have been restated to reflect this stock split and all 1997 information has been restated to reflect the acquisition of Acadian.

(6) We define EBITDA for this purpose as operating profit before depreciation and amortization and unusual items.

EXCHANGE RATES

     Fluctuations in the exchange rate between the NOK and the U.S. dollar will affect the U.S. dollar equivalent of the NOK price of our shares traded on the Oslo Stock Exchange and, as a result, may affect the market price of our American Depositary Shares in the United States.

     We have presented in the table below, for the periods and dates indicated, information about the exchange rate for the NOK against the U.S. dollar based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the indicated date. The average rate presented in the table is the average of the noon buying rates on the last business day of each month during the year.

                         NOK/U.S. DOLLAR EXCHANGE RATES
                             (NOK PER U.S. DOLLAR)

                                                               AT END     AVERAGE
CALENDAR YEAR                                                 OF PERIOD    RATE     HIGH   LOW
-------------                                                 ---------   -------   ----   ----
1995........................................................    6.33       6.35     6.60   6.16
1996........................................................    6.46       6.47     6.58   6.38
1997........................................................    7.37       7.10     7.64   6.49
1998........................................................    7.58       7.55     7.81   7.38
1999........................................................    8.01       7.84     8.10   7.40

     For information regarding currency fluctuations, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Currency Fluctuations" in Item 9 of this annual report.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the discussion under this caption in conjunction with our consolidated financial statements and the related notes in Item 18 of this annual report and "Selected Financial Data" in Item 8 of this annual report. This discussion is based upon, and the financial statements have been prepared in accordance with, United States generally accepted accounting principles. The following information contains forward-looking statements. You should refer to the section in this annual report captioned "Forward-Looking Information" for cautionary statements relating to forward-looking statements.

OVERVIEW

How We Categorize Our Business

     Our services may be divided into two general categories consisting of:

     - geophysical services, which includes:

      - seismic data acquisition and processing

      - reservoir characterization, monitoring and consulting services

      - data management services and sales of software and reports

     - production services, which includes:

      - floating production, storage and offloading ("FPSO") operations

      - production management services

Seasonality

     Our business has historically reflected seasonality as a result of weather-related factors. Our first and fourth quarters, in particular, are generally negatively affected by adverse weather conditions in the North Sea, which prevent full operation of seismic crews and vessels. During such periods, we generally repair our seismic vessels and relocate them to areas with more favorable weather conditions to conduct seismic activities. On the other hand, fourth quarter revenue has historically been positively affected by end-of-year sales of multi-client data to oil and gas companies. In addition, licensing activities and oil and gas lease sales may affect quarterly operating results. As our FPSO and our production management services become more significant to our overall business, the impact of seasonal fluctuations should be reduced.

Industry Overview

     Overall oil and gas market conditions deteriorated in 1998 and the first half of 1999, as oil prices decreased to close to $11 per barrel and oilfield service activity declined to historic lows. Despite the recent significant improvement in oil and gas prices, the recovery in exploration and production spending has been negatively affected by continued caution among our customers about the long-term hydrocarbon price environment. In addition, the continuing consolidation in the oil and gas industry generally has delayed the beginning of a number of exploration and development projects. As a result, the demand for our geophysical services has been reduced, resulting in reduced geophysical services revenue. During 1999, we undertook a number of restructuring efforts to adjust our businesses to current and expected market conditions. During 1999, we reduced our seismic acquisition capacity in both marine and land operations and reduced a portion of our data processing capacity. These adjustments to our operations have resulted in a reduction of our workforce. The financial impact of these restructuring efforts is discussed further below under the caption "Results of Operations -- 1999 Compared with 1998." We believe that the demand for our services will recover during 2000 and begin to grow during the second half of the year.

Accounting for Multi-Client Sales and Data Library

     We derive a substantial portion of our revenue from marine seismic acquisition contracts performed on an exclusive basis for our customers and from sales of multi-client marine seismic data. Revenue from sales of multi-client data is either (1) in the form of prefunding, defined as amounts funded by customers prior to or during the acquisition phase and recognized as revenue on a percentage-of-completion basis, or (2) in the form of sales of data from our multi-client library that are recognized as revenue when we obtain a non-cancelable commitment from the customer. For multi-client surveys, we typically obtain prefunding for a portion of the costs of such surveys from a small number of oil and gas companies that desire to obtain seismic data in the areas to be covered by the surveys. As a result, we assume the risk that future sales of such data may not ultimately cover the remaining costs. We include the direct and indirect costs of acquiring and processing multi-client data in our multi-client library and charge such costs to operating expense based on a percentage of current period multi-client revenue to total estimated multi-client revenue. Our accounting rules also require us to amortize these costs at minimum rates and to periodically evaluate the library for impairment.

     In determining the amortization rates applied to surveys in our multi-client library, we consider expected future multi-client sales and market developments as well as past experience. These expectations include consideration of geographic location, prospectivity, political risk, exploration license periods and general economic conditions. Our ability to recover costs included in the multi-client library through sales of the data depends upon continued demand for the data and an absence of technological changes or other developments that would render the multi-client data obsolete or less valuable.

RESULTS OF OPERATIONS

1999 Compared with 1998

     Revenue for the year ended December 31, 1999 totaled $788.2 million, an increase of approximately 3% over revenue for the year ended December 31, 1998. The production services group contributed $368.3 million of 1999 revenue versus $139.5 million for 1998. The increase in production services revenue in 1999 resulted from the FPSO operations acquired from Awilco ASA in May 1998; the operations of Atlantic Power Group Limited acquired in August 1998; the Ramform Banff, which began production in January 1999; and the Petrojarl Varg, which we acquired in July 1999. Geophysical services revenue for 1999 totaled $419.9 million, a decline of 33%, or $202.4 million, from 1998. The significant decrease in exploration and development spending by oil and gas companies and the resulting depressed market for oilfield services during 1999 resulted in lower multi-client and contract sales revenue compared to 1998 levels.

     Cost of sales for the year ended December 31, 1999 increased by $97.8 million, or 39%, as compared to the prior year. Cost of sales as a percentage of revenue was 44% in 1999 as compared to 33% in 1998. The increase in cost of sales primarily reflected the expansion of our production services, as noted above, partially offset by lower overall costs in our geophysical services from our 1999 capacity reductions and restructuring efforts.

     Depreciation and amortization for the year ended December 31, 1999 declined by $35.2 million, or 13%, as compared to the prior year. Depreciation and amortization represented 30% and 36% of 1999 and 1998 revenue, respectively. The decrease in 1999 resulted primarily from reduced multi-client seismic revenue in that year (although the overall amortization rate remained consistent with that of 1998) and the retirement of assets as part of our geophysical services restructuring efforts. This decrease was partially offset by (1) higher depreciation related to the Ramforms Victory and Vanguard, which were delivered in 1999 and therefore not a part of 1998 operations, and (2) the expansion of our production services, as noted above.

     Selling, general and administrative costs for 1999 increased $4.6 million, or 7%, as compared to 1998. This increase was primarily due to acquisitions and expanded operations in our production services group, which was a part of our operations for only a portion of 1998.

     Unusual items for the year ended December 31, 1999 totaled $89.9 million and included $74.0 million in restructuring charges as well as $15.9 million in asset impairments caused by market conditions. During 1999, we experienced a significant decrease in the demand for our geophysical services due to the low price of oil during 1998 and the first half of 1999. As a result of these reduced activity levels, we implemented certain restructuring efforts and recorded charges during the first and third quarters related to these efforts, as summarized below:

                                                                                          ACCRUED
                                                                                         BALANCE AT
                                                                         AMOUNTS PAID   DECEMBER 31,
                                                          TOTAL CHARGE     IN 1999          1999
                                                          ------------   ------------   ------------
                                                                        (IN MILLIONS)
Cash charges:
  Severance for approximately 500 employees.............     $12.7          $ 6.1          $ 6.6
  Lease termination, derigging and other obligations....      38.7           28.0           10.7
                                                             -----          -----          -----
     Cash charges.......................................      51.4          $34.1          $17.3
                                                             -----          -----          -----
Non-cash charges-write-off and write-down of property
  and equipment.........................................      22.6
                                                             -----
          Total cash and non-cash charges...............     $74.0
                                                             =====

     The employees terminated were primarily field and support personnel associated with marine, transition zone and land seismic crews that we removed from service, and employees within our data processing operations. Approximately 400 employees had been terminated as of December 31, 1999. We based the accrued charges on the positions eliminated, length of service and any statutory or legal requirements applicable within the country where the terminations occurred. We estimate that all of the accrued severance at December 31, 1999 will be paid during 2000.

     We accrued $38.7 million for costs to (1) derig marine vessels removed from operations, (2) settle contractual obligations associated with leased vessels and equipment removed from service, and (3) accrue for other incremental costs associated with our restructuring efforts.

     The impairment of property and equipment primarily consisted of (1) the write-down of geophysical assets that are either being scrapped, disposed of or will not benefit future operations, and (2) the write-off of leasehold improvements associated with leased vessels and equipment removed from service. We also recognized $15.9 million in impairment charges for certain software, equity investment and other assets. Impairment charges were based on a comparison of the assets' carrying amounts to internal estimates of the realizable fair market values.

     Net financial expense for the year ended December 31, 1999 increased by $55.7 million as compared to the prior year. The increase was primarily due to an increase in outstanding debt during 1999, incurred primarily to finance the delivery of the Ramforms Victory and Vanguard and the acquisition of the Petrojarl Varg.

     Other income, net for the year ended December 31, 1999 totaled $23.7 million, a decrease of 39% as compared to the prior year. For 1999, other income, net included $19.1 million in gains associated with UK leases that we implemented on some of our vessels and equipment. For 1998, other income, net included $32.5 million in such gains.

     An income tax benefit was provided on the current income from operations as a result of (1) losses relating to operations in high-tax rate jurisdictions due to depressed conditions in the oilfield services market during 1999; (2) significant income earned in low or no-tax rate jurisdictions; and (3) the recognition of $15.3 million in tax gains related to the successful resolution of certain tax issues.

     As a result of the depressed market conditions for oilfield services in 1999, and the restructuring charges and asset impairments that we took in response to these market conditions, we recognized a loss on our geophysical services in 1999. Included in this loss was the substantial portion of a net $55.5 million in charges consisting of the $89.9 million in restructuring and impairment charges, the $19.1 million in UK lease gains and the $15.3 million in tax gains discussed above.

     Effective January 1, 1999, we adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities." Accordingly, we expensed as a cumulative effect of an accounting change all previously capitalized start-up costs. The $20.0 million in expensed costs, net of income tax benefits of

$8.1 million, included costs related to the start-up of our floating production business, our reservoir monitoring business and our multi-component, vertical cable and land seismic businesses, as well as costs related to the opening of various worldwide offices. Subsequent to adoption, all start-up costs are expensed as incurred.

1998 Compared with 1997

     Revenue for the year ended December 31, 1998 was $761.8 million, an increase of $222.4 million, or 41%, over revenue for the year ended December 31, 1997. This increase resulted primarily from the inclusion of the revenue attributable to our production services group, which was not part of 1997 activities, and the commencement of operations by the Ramform Valiant (delivered in January 1998) and the Ramform Viking (delivered in March 1998).

     Cost of sales for the year ended December 31, 1998 increased by $64.4 million, or 37%, as compared to the prior year, but was slightly lower as a percentage of revenue at 31% for 1998, as compared to approximately 32% for 1997. The increase primarily reflected our production services group, which was not a part of 1997 activities.

     Depreciation and amortization for the year ended December 31, 1998 increased by $82.1 million, or 43%, as compared to the prior year, but remained constant as a percentage of revenue; depreciation and amortization represented approximately 36% of 1998 and 1997 revenue. This increase resulted primarily from depreciation on production services assets and the Ramforms Valiant and Viking seismic vessels, which were not a part of 1997 activities.

     Selling, general and administrative costs for the year ended December 31, 1998 increased by 69% as compared to the prior year. As a percentage of revenue, these costs increased to 9% for 1998 versus 7% for 1997. These increases were generally due to the addition of the production services group during 1998.

     Unusual items for the year ended December 31, 1998 totaled $25.7 million, which included $22.7 million for asset write-downs related to certain library, property and equity investment items, as well as $3.0 million in direct and other merger-related costs for the acquisition of Acadian Geophysical Services, Inc.

     Net financial expense for the year ended December 31, 1998 increased by 63% as compared to the prior year. This increase was primarily attributable to an increase in outstanding debt during 1998 as a result of the acquisition of the FPSO operations of Awilco ASA and the construction of the Ramforms Banff, Viking and Victory.

     Other income, net for the year ended December 31, 1998 increased by $36.9 million over 1997 and included approximately $32.5 million in gains associated with the removal of contingencies on U.K. leases relating to seismic and production services assets. Extraordinary charges in 1997 included a charge of $3.4 million, net of tax benefits of $1.3 million, associated with the March 1997 prepayment of long-term debt.

FINANCIAL CONDITION

Capital Requirements

     Our capital requirements consist primarily of capital expenditures related to:

     - seismic vessels and equipment

     - FPSO vessels and equipment

     - investments in our 3D multi-client library

     - computer processing, data management and reservoir monitoring equipment

     - working capital related to the growth and seasonal nature of our business

In prior years, our capital requirements have related not only to normal ongoing equipment replacement and refurbishment needs, but also to increases in capacity. The most significant additions to capacity occurred in our seismic data acquisition operations and our FPSO operations. In 2000, we expect to significantly reduce capital expenditures related to capacity additions.

     Capital expenditures of $667.9 million for 1999 related primarily to the acquisition of the Petrojarl Varg in July 1999; final payments on the Ramform Victory (delivered in January 1999), the Ramform Vanguard (delivered in April
1999) and the Ramform Banff (which commenced production in the first quarter of
1999); and ongoing maintenance capital expenditures.

     During 1999, we invested $338.7 million in our multi-client library, primarily in strategic, deepwater seismic surveys in the North Sea, the Gulf of Mexico, offshore Brazil and in the West African and Asia Pacific regions. These investments reflected our evaluation of the future market demand for non-exclusive surveys.

     Despite the recent volatility in the oil and gas environment, we believe that our multi-client investment provides a valuable revenue base. Approximately 90% of the investment in our multi-client library as of December 31, 1999 was acquired during the preceding 24 months, while the remainder is less than five years old. We believe that our multi-client library provides oil and gas companies with a cost-effective exploration and development product, and one that is available immediately. In difficult market conditions, the multi-client data allow oil and gas companies to focus their investments and efforts on readily identifiable exploration and development opportunities.

     A substantial amount of our capital expenditures and investments in our multi-client library is discretionary, and we expect to substantially reduce such expenditures and investments in 2000. In addition, we currently do not have any major commitments for future capital expenditures. We intend, however, to pursue additional opportunities to provide FPSO systems and advanced geophysical services to our customers. We expect that any substantial investment in FPSO assets will be subject to obtaining long-term contracts for those assets.

Capital Resources and Liquidity

     We have historically financed our activities through cash flows from operations, bank credit facilities, equity financing and the issuance of debt.

     In June 1999, one of our special-purpose subsidiaries sold $143.8 million liquidation amount of 9 5/8% trust preferred securities, resulting in net proceeds to us of $138.9 million. These securities have an annual distribution rate of 9.6%, payable quarterly in arrears. We may, however, defer distributions for up to five years without penalty. We can redeem these securities at their liquidation amount ($25 per security) after June 2004, and we must redeem them no later than June 2039. We used the net proceeds from this trust preferred offering to repay amounts outstanding under our revolving bank credit and short-term credit facilities.

     In connection with the acquisition of the Petrojarl Varg, we obtained a $350.0 million bank bridge loan facility. We borrowed the full amount of this facility in July 1999 to pay for the acquisition of the Petrojarl Varg.

     In July 1999, we issued $200.0 million of 8.15% senior notes due 2029. We used the net proceeds from the offering, totaling $195.7 million, to repay indebtedness outstanding under the facility used to fund the Petrojarl Varg acquisition.

     In August 1999, we completed an offering of 11,159,500 American Depositary Shares and shares, resulting in net proceeds of $214.1 million. We used the net proceeds to repay the remaining indebtedness outstanding under the Petrojarl Varg bank bridge loan facility and other indebtedness outstanding under our revolving bank credit facility.

     At December 31, 1999, we had $30.0 million in an available committed revolving bank credit facility. Our unsecured five-year $430.0 million revolving bank credit facility bears interest at a LIBOR-based rate plus a margin of either 0.35% per annum or 0.40% per annum, depending upon the level of our indebtedness.

     In March 2000, we issued $225.0 million of senior unsecured notes. The notes carry a floating interest rate equal to 0.7% over the three-month LIBOR rate for US dollar deposits, subject to quarterly adjustment, with interest payable quarterly. The notes mature in March 2002, but we can redeem them at our option, in whole or in part, on any interest payment date beginning March 2001 at par plus accrued and unpaid interest. We used the net proceeds from this issuance primarily to repay indebtedness outstanding under our revolving bank credit facility.

     We expect to finance our future capital expenditures, multi-client investments and working capital needs through a combination of operating cash flows, sales of non-core assets, our revolving bank credit facility, equity offerings and other debt financing. We cannot assure you that such sources of funds will be available in the future or be available at costs acceptable to us. As a result, in addition to analyzing operating market conditions and/or the award of long-term contracts, we routinely analyze our available sources of financing before committing to significant capital expenditures.

     We believe that cash on hand, operating cash flows and our committed available bank credit facility will be adequate to meet our current commitments for capital expenditures, anticipated multi-client investments and working capital requirements.

Dividend Restrictions

     Our ability to meet parent company-level payment obligations depends upon dividends, distributions, advances and other intercompany transfers from our subsidiaries. Under Norwegian law, dividends in cash or in kind as a distribution of our profit and the profits of our Norwegian subsidiaries are only payable annually, and any proposal by the board of directors to pay a dividend must be recommended by the directors and approved by the shareholders at a general meeting. The shareholders may vote to reduce, but not to increase, the dividends proposed. Dividends in cash or in kind are payable only out of (1) the annual profit according to the income statement for the last financial year,
(2) retained profit from previous years and (3) other unrestricted equity, after deduction of (a) accumulated losses, (b) the book value of research and development, goodwill and net deferred tax assets recorded on the balance sheet and (c) any part of the annual profit that, according to law or our articles of association and the articles of each of our Norwegian subsidiaries, must be allocated to restricted funds. Neither we nor our Norwegian subsidiaries can declare dividends if the equity, according to the balance sheet, amounts to less than 10% of the balance sheet, or dividends in excess of an amount that is compatible with good and careful business practice with due regard to any losses that may have occurred after the last balance sheet date or that may be expected to occur.

     Additionally, the terms of our debt agreements impose limitations on the payment of dividends.

     We do not currently intend to declare or pay dividends, but intend to reinvest any profit.

CURRENCY FLUCTUATIONS

     The primary functional currencies for our operations are the U.S. dollar, the Norwegian kroner and the British pound. A strengthening or weakening of the Norwegian kroner or the British pound against the U.S. dollar will generally have an impact on operating profit. During 1997, we changed our functional currency and the functional currency of our principal Norwegian subsidiaries from the Norwegian kroner to the U.S. dollar, as key financing, investing and operational transactions shifted to U.S. dollars. We typically hedge a portion of our exposure to foreign currency exchange rate fluctuations by generally attempting to balance our asset and liability positions and, to a lesser extent, by purchasing foreign currency exchange contracts and other foreign currency exchange instruments.

     In 1999, we recorded $4.1 million in net foreign exchange gains, as the U.S. dollar strengthened against the Norwegian kroner. (Accordingly, kroner-denominated liabilities were reduced as reported in U.S. dollars.) In 1998, net foreign exchange gains were minimal. During 1998, the U.S. dollar remained relatively stable against the Norwegian kroner, and therefore changes in the exchange rate between the U.S. dollar and the Norwegian kroner did not have a material impact on our operating profit and shareholders' equity. In 1997, we recorded net foreign exchange gains of $4.4 million. During that year, the U.S. dollar appreciated against the Norwegian kroner. (Accordingly, our net revenue and earnings as reported in U.S. dollars were reduced. This appreciation of the U.S. dollar also resulted in a decrease to equity, which has been included in other comprehensive income.)

     As we increase our level of international operations and the revenue and expenses that we generate in other currencies, our exposure to foreign currency exchange rate fluctuations will also increase. These fluctuations could have a material impact on our results of operations.

     Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks.

INCOME TAXES

     Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," requires that our provision for income taxes be determined based upon the liability method, in which we recognize deferred tax assets and liabilities based on differences between the financial statement and tax bases of assets. The liability method requires us to evaluate our deferred tax assets for realization based on a "more likely than not" standard, and to provide a valuation allowance where realization is not determined to be "more likely than not." We have not provided a valuation allowance against our deferred tax assets because we have realized taxable earnings for the substantial portion of our operational history and anticipate that our results of operations in future years are more likely than not to generate taxable income sufficient to allow utilization of the existing deferred tax assets.

NEW ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value, with certain changes in fair value recognized currently in earnings. In June 1999, the FASB amended SFAS No. 133, delaying the effective date to January 1, 2001. We will adopt this standard through a cumulative effect of an accounting change, but have not yet determined the impact of adoption.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. We periodically enter into forward foreign currency exchange contracts and option contracts to hedge firm commitments but not for speculative or trading purposes. Our business contracts generally provide for payment in U.S. dollars, and we do not maintain significant foreign currency cash balances. Our tax equalization swap contracts carried weighted average exchange rate floors of 7.4 NOK and 6.7 NOK to the U.S. dollar at December 31, 1999 and 1998, respectively. Under each tax equalization swap contract, if the NOK to U.S. dollar exchange rate at any settlement date is less than the contract's exchange rate floor, we will neither incur a liability nor accrue a benefit for the exchange rate differential below the floor. At December 31, 1999 (after the determination of the December 1999 interim settlement), the base exchange rate on the contracts was reset to approximately 8.0 NOK to the U.S. dollar; the December 2000 interim settlement will be measured against this base exchange rate and the then current exchange rate, subject to the exchange rate floor. Accordingly, we will incur a liability if the NOK to U.S. dollar exchange rate exceeds the base exchange rate, or we will accrue a benefit if such exchange rate is less than the base exchange rate (subject to the exchange rate floor). Please read notes 1 and 15 of the notes to our financial statements in Item 18 of this annual report. We specifically incorporate by reference in response to this item the information under the captions "Foreign Currency Translation" and "Derivative Financial Instruments" in note 1 and the information in note 15.

     Our earnings and cash flows are also exposed to changes in interest rates on our long-term debt obligations. We present below the weighted average interest rate for the scheduled maturities of our fixed rate long-term debt obligations as of December 31, 1999 and 1998 (in thousands of dollars):

                                                                                                                   ESTIMATED
                            1999      2000      2001      2002       2003       2004     THEREAFTER     TOTAL      FAIR VALUE
                           -------   -------   -------   -------   --------   --------   ----------   ----------   ----------
AS OF DECEMBER 31, 1999,
Fixed Rate Debt:
  Amount Due............   $    --   $10,635   $11,181   $11,810   $258,517   $ 10,200   $1,293,664   $1,596,007   $1,510,484
  Weighted Average
    Interest Rate.......        --%      7.4%      7.4%      7.5%       6.3%       8.3%         7.4%         7.2%          --
AS OF DECEMBER 31, 1998,
Fixed Rate Debt:
  Amount Due............   $28,927   $15,026   $11,544   $11,981   $256,553   $ 10,200   $1,097,391   $1,431,622   $1,426,380
  Weighted Average
    Interest Rate.......       7.6%      7.4%      7.4%      7.5%       6.3%       8.3%         7.3%         7.1%          --

     Our fixed rate debt includes Norwegian kroner-denominated debt totaling $9.3 million and $13.1 million at December 31, 1999 and 1998, respectively.

     We had $5.0 million and $15.1 million in U.S. dollar-denominated long-term debt carrying floating interest rates at December 31, 1999 and 1998, respectively. We also utilize an unsecured five-year $430.0 million revolving bank credit facility that bears interest at a LIBOR-based rate plus a margin of either 0.35% or 0.40%, depending on the level of our indebtedness.

     Please read note 8 of the notes to our financial statements in Item 18 of this annual report. We specifically incorporate by reference in response to this item the information in note 8.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

     The table below provides information about our directors:

                                                                          DIRECTOR
NAME (AGE)                                                  POSITION       SINCE     TERM EXPIRES
----------                                                  --------      --------   ------------
Reidar Michaelsen (56).................................     Chairman        1993         2001
Michael S. Mathews (59)................................   Vice Chairman     1993         2001
Bjarte Bruheim (44)....................................     Director        1999         2001
Jens Gerhard Heiberg (61)..............................     Director        1993         2001
Mark G. Frantz (53)....................................     Director        1994         2000
John R. Milligan (59)..................................     Director        1998         2000
Jan Aage Strand (46)...................................     Director        1996         2000
Endre Ording Sund (50).................................     Director        1998         2000

EXECUTIVE OFFICERS

     The table below provides information about our executive officers:

                                                                                           EXECUTIVE
                                                                                            OFFICER
NAME (AGE)                                                POSITION                           SINCE
----------                                                --------                         ---------
Reidar Michaelsen (56)............  Chief Executive Officer                                  1991
Bjarte Bruheim (44)...............  President and Chief Operating Officer                    1991
J. Christopher Boswell (39).......  Senior Vice President and Chief Financial Officer        1995
Sam R. Morrow (51)................  Senior Vice President -- Finance and Treasurer           1996
Svein Vaage (51)..................  Senior Vice President -- Geophysical Technology          1994
Karl Andreas Berteussen (55)......  Senior Vice President -- Reservoir Technology            1999
Ian D. McMillan (44)..............  Senior Vice President -- Marine Technology               1999
Olve Torvanger (55)...............  Senior Vice President -- Business Development            1992
Inge Olsen (43)...................  Senior Vice President -- Mergers and Acquisitions        1995
William E. Harlan (41)............  Vice President, Chief Accounting Officer and             1996
                                    Controller
David C. Wilson (54)..............  Managing Director of Atlantis Technology Services        1994
                                    Group
Knut Haavardsen (57)..............  General Counsel                                          1992
Magne A. Reiersgard (38)..........  President of PGS Asia Pacific                            1997
Anthony Ross Mackewn (52).........  President -- Exploration EAME                            1999
Edgar Alsaker (48)................  Managing Director of Golar-Nor Offshore AS               1998
David Workman (39)................  Managing Director of Atlantic Power Group Limited        1999

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1999, the aggregate amount we paid for compensation to our directors and executive officers as a group (23 persons) for services in all capacities was approximately $7.5 million (exclusive of any compensation attributable to any exercises of stock options). Mr. Michaelsen, our Chief Executive Officer, received compensation for services to us during 1999 (exclusive of any compensation attributable to any exercises of stock options) of approximately $1.5 million. Mr. Bruheim, our Chief Operating Officer and managing director, received compensation for services to us during 1999 (exclusive of any compensation attributable to any exercises of stock options) of $1.2 million.

     We have established a discretionary Senior Management Incentive Bonus Plan designed primarily to compensate designated members of our senior management when we achieve specified annual performance-related goals. Participants in the plan are designated by the compensation committee of our board of directors, which currently consists of Messrs. Heiberg, Mathews and Frantz. Performance goals and related award schedules for award periods may be established under the plan periodically and generally cannot be changed once established. Awards that accrue for each year are contingent until paid, unless earlier vested due to a change in control of us, plan termination or a participant's involuntary termination of employment without cause, including by reason of death or disability. Unless earlier vested, any awards that accrue during an award period are forfeited by a participant who is no longer employed by us or our subsidiaries on the date award payments are made. Payment of accrued awards is deferred until after the end of the award period and is made in a cash lump sum. The maximum individual award potentially payable with respect to any year is 100% of a participant's base salary ($850,000 for Mr. Michaelsen and $650,000 for Mr. Bruheim). The compensation committee has established a base award period for the plan covering the three years from 1996 to 1999 with a granted extension period through 2001, with annual awards during such periods accruing based in part (75%) on targeted operating profit levels and increases in our earnings per share. The remaining 25% of any annual award is granted at the discretion of the compensation committee.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     We have established an option plan under which the compensation committee is authorized to grant to our key employees options to purchase our shares. Each employee to whom we grant options has the right to buy shares within the time period specified in the grant at the market price in effect at the time of the grant. Options granted to employees subject to U.S. federal income taxation are intended to constitute "incentive stock options" under the Code. Our shareholders have authorized the board of directors to issue up to 10,800,000 shares prior to the end of 2002 in connection with the plan without further action by the shareholders. As of December 31, 1999, 1,618,596 shares remained available for grant under this authorization.

     We have presented in the table below information relating to the outstanding stock options under the plan as of December 31, 1999. We have translated the NOK amounts in the table solely for convenience into U.S. dollars at the noon buying rate on December 31, 1999 ($1.00 = NOK 8.01).

                                                               NUMBER OF    EXERCISE PRICE
                                                              OUTSTANDING   --------------
EXERCISE DATES                                                  OPTIONS     NOK       $
--------------                                                -----------   ----   -------
July 1, 1998 - July 1, 2000.................................   1,059,400     89     11.11
July 1, 1999 - July 1, 2001.................................     128,000     75      9.36
July 1, 1999 - July 1, 2001.................................   1,060,600     99     12.36
July 1, 2000 - July 1, 2002.................................     664,000    137.5   17.17
July 1, 2000 - July 1, 2002.................................   2,536,000    162     20.22
July 1, 2001 - July 1, 2003.................................   1,771,404    111     13.86
July 1, 2002 - July 1, 2004.................................     135,000    131.5   16.42
July 1, 2002................................................      20,000    131.5   16.42
                                                               ---------
                                                               7,374,404
                                                               =========

     At the 1996 annual general meeting, the shareholders authorized the adoption of an option plan for our nonemployee directors. The terms of this plan are similar to those of the employee stock option plan described above. Our shareholders have authorized the board of directors to issue up to 500,000 shares prior to the end of 2000 in connection with this plan without further action by the shareholders. As of December 31, 1999, 78,200 shares remained available for grant under this authorization.

     We have presented in the table below information relating to the outstanding stock options under the plan as of December 31, 1999. We have translated the NOK amounts in the table solely for convenience into U.S. dollars at the noon buying rate on December 31, 1999 ($1.00 = NOK 8.01).

                                                               NUMBER OF    EXERCISE PRICE
                                                              OUTSTANDING   ---------------
EXERCISE DATES                                                  OPTIONS     NOK       $
--------------                                                -----------   ----   --------
July 1, 1999 - July 1, 2001.................................     60,000      99      12.36
July 1, 2000 - July 1, 2002.................................     80,000     162      20.22
July 1, 2001 - July 1, 2003.................................     60,000     229.5    28.65
July 1, 2002 - July 1, 2004.................................     60,000     128.5    16.04
July 1, 2002................................................     56,800     128.5    16.04
                                                                -------
                                                                316,800
                                                                =======

     Each of the employee option plan and the nonemployee director option plan described above contains a provision that all awards made under the plan become immediately exercisable upon the occurrence of a change in control of us. A "change in control" is generally defined to include certain changes in our board of directors, the acquisition of a certain percentage of our outstanding shares, certain merger transactions and certain dispositions of all or substantially all of our assets.

     At the annual general meeting of shareholders in June 1999, our shareholders authorized our board of directors to issue up to 33,950,000 shares and American Depositary Shares through June 2001 for any purpose the board of directors determines to be in our best interest, which could include issuances pursuant to the employee stock option plan and the nonemployee director option plan.

     As of December 31, 1999, our directors and executive officers as a group held options for 3,784,800 shares. As of that date, Mr. Michaelsen and Mr. Bruheim held options as shown in the table below. We have translated the NOK amounts in the table solely for convenience into U.S. dollars at the noon buying rate on December 31, 1999 ($1.00 = NOK 8.01).

                                                                           NUMBER OF    EXERCISE PRICE
                                                                          OUTSTANDING   ---------------
NAME                                              EXERCISE DATES            OPTIONS      NOK       $
----                                        ---------------------------   -----------   -----   -------
Reidar Michaelsen.........................  July 1, 1998 - July 1, 2000     240,000       89     11.11
                                            July 1, 1999 - July 1, 2001     240,000       99     12.36
                                            July 1, 2000 - July 1, 2002     720,000      162     20.22
Bjarte Bruheim............................  July 1, 1998 - July 1, 2000     200,000       89     11.11
                                            July 1, 1999 - July 1, 2001     200,000       99     12.36
                                            July 1, 2000 - July 1, 2002     600,000      162     20.22

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     None.

                                    PART IV

ITEM 18. FINANCIAL STATEMENTS

     We specifically incorporate by reference in response to this item the auditors' reports, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-29.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES
  ASA AND SUBSIDIARIES
Report of Independent Accountants...........................  F-1
Consolidated Statements of Operations for the years ended
  December 31, 1999, 1998 and 1997..........................  F-2
Consolidated Balance Sheets as of December 31, 1999 and
  1998......................................................  F-3
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1999, 1998 and 1997......  F-5
Notes to Consolidated Financial Statements..................  F-6

(b) INDEX TO EXHIBITS

         NUMBER
         ------
          1.1            -- Articles of Association, as amended (English translation)
          2.1            -- Indenture, dated as of April 1, 1998, between Petroleum
                            Geo-Services ASA and Chase Bank of Texas, National
                            Association, as trustee, in respect of senior debt
                            securities (incorporated by reference to exhibit 2.12 of
                            the Annual Report of Petroleum Geo-Services ASA on Form
                            20-F for the year ended December 31, 1997 (SEC File No.
                            1-14614))
          2.2            -- First Supplemental Indenture, dated as of April 1, 1998, between Petroleum Geo-Services ASA and Chase Bank of
                            Texas, National Association, as trustee, in respect of
                            6 5/8% Senior Notes due 2008 and 7 1/8% Senior Notes due
                            2028 (incorporated by reference to exhibit 2.13 of the
                            Annual Report of Petroleum Geo-Services ASA on Form 20-F
                            for the year ended December 31, 1997 (SEC File No.
                            1-14614))

         NUMBER
         ------
          2.3            -- Revolving Credit Agreement dated as of September 4, 1998 among Petroleum Geo-Services ASA, Chase Manhattan PLC, as
                            arranger, Chase Manhattan International Limited, as
                            agent, and the financial institutions listed therein
                            (incorporated by reference to exhibit 2.5 of the Annual
                            Report of Petroleum Geo-Services ASA on Form 20-F for the
                            year ended December 31, 1998 (SEC File No. 1-14614))

Petroleum Geo-Services ASA and its consolidated subsidiaries are party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of Petroleum Geo-Services ASA and its subsidiaries on a consolidated basis. Pursuant to paragraph A.2(iii) of the instructions to the exhibits to Form 20-F, Petroleum Geo-Services ASA agrees to furnish a copy of such instruments to the SEC upon request.

          3              -- Upon request of the SEC, Petroleum Geo-Services ASA will file as an exhibit a list or diagram of all its
                            subsidiaries
         23.1            -- Consent of PricewaterhouseCoopers LLP

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PETROLEUM GEO-SERVICES ASA

Date: June 16, 2000
                                            By:    /s/ WILLIAM E. HARLAN
                                              ----------------------------------
                                                      William E. Harlan
                                               Vice President, Chief Accounting
                                                    Officer and Controller

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of PETROLEUM GEO-SERVICES ASA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Petroleum Geo-Services ASA and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, all expressed in United States dollars, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 31, 2000

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEARS ENDED DECEMBER 31,
                                                        ------------------------------------------------
                                                             1999             1998             1997
                                                        --------------   --------------   --------------
                                                        (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE DATA)
Revenue...............................................   $   788,160      $   761,762      $   539,381
                                                         -----------      -----------      -----------
Cost of sales.........................................       333,060          236,647          172,223
Depreciation and amortization.........................       238,576          273,799          191,693
Research and technology costs.........................        15,859           14,508            9,297
Selling, general and administrative costs.............        71,738           67,103           39,812
Unusual items.........................................        89,855           25,737               --
                                                         -----------      -----------      -----------
          Total operating expenses....................       749,088          617,794          413,025
                                                         -----------      -----------      -----------
Operating profit......................................        39,072          143,968          126,356
Income (loss) from equity investments.................        (4,935)             854            1,966
Financial expense, net................................       (95,969)         (40,241)         (24,665)
Other income, net.....................................        23,650           38,966            2,092
                                                         -----------      -----------      -----------
Income (loss) before income taxes.....................       (38,182)         143,547          105,749
Provision (benefit) for income taxes..................       (41,890)          31,950           28,165
                                                         -----------      -----------      -----------
Income before extraordinary charge and cumulative
  effect of accounting change.........................         3,708          111,597           77,584
Extraordinary charge, net of tax......................            --               --           (3,447)
Cumulative effect of accounting change, net of tax....       (19,977)              --               --
                                                         -----------      -----------      -----------
          Net income (loss)...........................   $   (16,269)     $   111,597      $    74,137
                                                         ===========      ===========      ===========
Basic earnings per share before extraordinary charge
  and cumulative effect of accounting change..........   $      0.04      $      1.36      $      1.20
Extraordinary charge, net of tax......................            --               --            (0.05)
Cumulative effect of accounting change, net of tax....         (0.21)              --               --
                                                         -----------      -----------      -----------
Basic earnings (loss) per share.......................   $     (0.17)     $      1.36      $      1.15
                                                         ===========      ===========      ===========
Diluted earnings per share before extraordinary charge
  and cumulative effect of accounting change..........   $      0.04      $      1.32      $      1.15
Extraordinary charge, net of tax......................            --               --            (0.05)
Cumulative effect of accounting change, net of tax....         (0.21)              --               --
                                                         -----------      -----------      -----------
Diluted earnings (loss) per share.....................   $     (0.17)     $      1.32      $      1.10
                                                         ===========      ===========      ===========
Basic shares outstanding..............................    94,767,967       82,260,652       64,519,503
                                                         ===========      ===========      ===========
Diluted shares outstanding............................    95,840,199       84,794,836       67,358,004
                                                         ===========      ===========      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS,
                                                                EXCEPT FOR SHARE DATA)
Cash and cash equivalents...................................  $   63,044     $   53,273
Accounts receivable, net....................................     240,634        247,694
Other current assets, net...................................      94,926        130,881
                                                              ----------     ----------
          Total current assets..............................     398,604        431,848
Multi-client library, net...................................     816,423        553,415
Property and equipment, net.................................   2,429,848      1,948,635
Goodwill, net...............................................     264,354        271,952
Other long-term assets, net.................................     267,422        219,255
                                                              ----------     ----------
          Total assets......................................  $4,176,651     $3,425,105
                                                              ==========     ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt
  and capital lease obligations.............................  $   22,409     $  157,413
Accounts payable............................................      88,065         96,643
Accrued expenses............................................     144,212        137,178
Income taxes payable........................................       9,805         23,724
                                                              ----------     ----------
          Total current liabilities.........................     264,491        414,958
Long-term debt..............................................   1,986,143      1,402,695
Long-term capital lease obligations.........................      12,387         18,975
Other long-term liabilities.................................     104,737        109,794
Deferred tax liabilities....................................      79,852         81,532
                                                              ----------     ----------
          Total liabilities.................................   2,447,610      2,027,954
                                                              ----------     ----------
Commitments and contingencies (Note 10)
Guaranteed preferred beneficial interest in PGS junior
  subordinated debt securities (Note 9).....................     139,164             --
Shareholders' equity
  Common stock, par value NOK 5; authorized 133,788,087
     shares; issued and outstanding 101,609,587 shares at
     December 31, 1999 and 89,540,537 shares at December 31,
     1998...................................................      70,126         62,312
  Additional paid-in capital................................   1,208,873        996,499
  Retained earnings.........................................     327,385        343,654
  Accumulated other comprehensive income....................     (16,507)        (5,314)
                                                              ----------     ----------
          Total shareholders' equity........................   1,589,877      1,397,151
                                                              ----------     ----------
          Total liabilities and shareholders' equity........  $4,176,651     $3,425,105
                                                              ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                           -----------------------------------
                                                              1999         1998        1997
                                                           -----------   ---------   ---------
                                                                (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)......................................  $   (16,269)  $ 111,597   $  74,137
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization charged to expense....      238,576     273,799     191,693
     Non-cash charges....................................       83,805      22,700          --
     Provision (benefit) for deferred income taxes.......      (53,471)      4,917      19,979
     Changes in current assets and current liabilities...      (33,106)   (138,843)    (64,568)
     (Gain) loss on sale of assets.......................        3,256       1,366        (361)
     Other items.........................................      (22,113)       (880)      7,806
                                                           -----------   ---------   ---------
          Net cash provided by operating activities......      200,678     274,656     228,686
                                                           -----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in multi-client library.....................     (338,718)   (388,228)   (203,267)
  Capital expenditures...................................     (667,869)   (521,630)   (468,872)
  Cash acquired in purchase acquisition..................           --      55,398          --
  Other items, including net proceeds from UK leases.....        5,496      37,652     (19,423)
                                                           -----------   ---------   ---------
          Net cash used in investing activities..........   (1,001,091)   (816,808)   (691,562)
                                                           -----------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of long-term debt...........      195,712     891,506     378,078
  Net proceeds from issuance of guaranteed preferred
     beneficial interest in PGS junior subordinated debt
     securities..........................................      138,914          --          --
  Net proceeds from issuance of common stock.............      220,024       7,940     241,957
  Repayment of long-term debt............................      (29,924)   (486,797)   (144,707)
  Net increase in revolving and short-term debt..........      283,334      79,385      23,188
  Principal payments under capital lease obligations.....      (13,437)    (24,380)    (31,225)
  Lease financing of owned property and equipment........       15,512          --       1,217
                                                           -----------   ---------   ---------
          Net cash provided by financing activities......      810,135     467,654     468,508
                                                           -----------   ---------   ---------
  Effect of exchange rate changes in cash and cash
     equivalents.........................................           49         280      (3,391)
  Net increase (decrease) in cash and cash equivalents...        9,771     (74,218)      2,241
  Cash and cash equivalents at beginning of year.........       53,273     127,491     125,250
                                                           -----------   ---------   ---------
          Cash and cash equivalents at end of year.......  $    63,044   $  53,273   $ 127,491
                                                           ===========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                   COMMON STOCK         ADDITIONAL
                              -----------------------    PAID-IN     RETAINED
                                NUMBER      PAR VALUE    CAPITAL     EARNINGS
                              -----------   ---------   ----------   --------
                              (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE DATA)
Balance at December 31,
  1996......................   63,261,768    $23,936    $  314,262   $159,555
  Comprehensive income:
    Net income..............                                           74,137
    Other comprehensive
      income (loss).........
  Issuance of common stock,
    including former Acadian
    shares..................    9,138,350      3,575       236,211
  Exercise of stock
    options.................      578,450        193         2,814
                              -----------    -------    ----------   --------
Balance at December 31,
  1997......................   72,978,568     27,704       553,287    233,692
  Comprehensive income:
    Net income..............                                          111,597
    Other comprehensive
      loss..................
  Issuance of common
    stock...................   16,084,969      6,288       468,655
  Exercise of stock
    options.................      477,000        287         2,590
  Stock split...............                  28,033       (28,033)
  Distributions to former
    Acadian shareholders....                                           (1,635)
                              -----------    -------    ----------   --------
Balance at December 31,
  1998......................   89,540,537     62,312       996,499    343,654
  Comprehensive income:
    Net loss................                                          (16,269)
    Other comprehensive
      loss..................
  Issuance of common
    stock...................   11,159,500      7,232       205,674
  Exercise of stock
    options.................      909,550        582         6,700
                              -----------    -------    ----------   --------
Balance at December 31,
  1999......................  101,609,587    $70,126    $1,208,873   $327,385
                              ===========    =======    ==========   ========

                                   ACCUMULATED OTHER
                                  COMPREHENSIVE INCOME
                              ----------------------------
                                FOREIGN       LONG-TERM
                               CURRENCY      INTERCOMPANY     TOTAL OTHER
                              TRANSLATION      CURRENCY      COMPREHENSIVE   SHAREHOLDERS'
                              ADJUSTMENTS   GAINS (LOSSES)      INCOME          EQUITY
                              -----------   --------------   -------------   -------------
                                  (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE DATA)
Balance at December 31,
  1996......................    $15,610        $(13,518)       $  2,092       $  499,845
  Comprehensive income:
    Net income..............                                                      74,137
    Other comprehensive
      income (loss).........     (6,950)          1,522          (5,428)          (5,428)
  Issuance of common stock,
    including former Acadian
    shares..................                                                     239,786
  Exercise of stock
    options.................                                                       3,007
                                -------        --------        --------       ----------
Balance at December 31,
  1997......................      8,660         (11,996)         (3,336)         811,347
  Comprehensive income:
    Net income..............                                                     111,597
    Other comprehensive
      loss..................     (1,083)           (895)         (1,978)          (1,978)
  Issuance of common
    stock...................                                                     474,943
  Exercise of stock
    options.................                                                       2,877
  Stock split...............                                                          --
  Distributions to former
    Acadian shareholders....                                                      (1,635)
                                -------        --------        --------       ----------
Balance at December 31,
  1998......................      7,577         (12,891)         (5,314)       1,397,151
  Comprehensive income:
    Net loss................                                                     (16,269)
    Other comprehensive
      loss..................     (5,387)         (5,806)        (11,193)         (11,193)
  Issuance of common
    stock...................                                                     212,906
  Exercise of stock
    options.................                                                       7,282
                                -------        --------        --------       ----------
Balance at December 31,
  1999......................    $ 2,190        $(18,697)       $(16,507)      $1,589,877
                                =======        ========        ========       ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis Of Presentation. Petroleum Geo-Services ASA (the "Company") provides geophysical services and production services. See further discussion of the Company's services in Note 18.

     The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with generally accepted accounting principles ("GAAP") in the United States of America ("US"). The Company's consolidated financial statements include all accounts of Petroleum Geo-Services ASA and its wholly owned and majority-owned subsidiaries. Investments in associated entities (companies and joint ventures) in which the Company's ownership interests range from 20% to 50% and over which the Company exercises significant influence in operating and financial policies are accounted for under the equity method; other investments are accounted for at cost. All significant intercompany accounts and transactions are eliminated in consolidation. The Company did not have any significant transactions with acquired companies in the periods prior to acquisition. The consolidated financial statements for 1998 and 1997 give retroactive effect to the acquisition of Acadian Geophysical Services, Inc. ("Acadian") under the pooling of interests method of accounting (Note 2).

     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

  Foreign Currency Translation.

     Although the Company's activities span the globe, its transactions are primarily denominated in US dollars; therefore, the Company has adopted the US dollar ("$") as its reporting currency. During 1997, the Company changed the functional currency for its parent holding company and certain of its Norwegian subsidiaries from the Norwegian kroner to the US dollar, to reflect the shift of key financing, investing and operating transactions at these entities to US dollars.

     The financial statements of non-US subsidiaries using the US dollar as their functional currency are translated as follows: non-monetary assets, share par value and paid-in capital are translated at historical exchange rates; revenue and expenses are translated at the average rates of exchange in effect during the period, except for depreciation and amortization, which are translated at historical exchange rates; and all other financial statement accounts are translated at the rate of exchange in effect at period end. Remeasurement adjustments are credited or charged directly to income, except for adjustments relating to long-term intercompany borrowings, which are accumulated as a separate component of shareholders' equity.

     The financial statements of non-US subsidiaries using their local currency as their functional currency are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments are recorded as a separate component of shareholders' equity.

     The exchange rate between the Norwegian kroner and US dollar at December 31, 1999 and 1998 was 8.01 and 7.58, respectively. The Company recorded $4.1 million, $0.1 million and $4.4 million in net foreign exchange gains for 1999, 1998 and 1997, respectively.

  Accounting Estimates.

     The preparation of financial statements in conformity with US GAAP requires management to make various estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. In addition, such estimates and assumptions can have a material effect on the amount of reported revenue and expenses during a particular period. Actual amounts may differ from these estimates.

     In determining the amortization rates applied to surveys in the multi-client library, management considers expected future sales and market developments as well as past experience. These expectations include consideration of geographic location, prospectivity, political risk, exploration license periods and general economic conditions. Because of the inherent difficulty in estimating future sales and market developments, it is reasonably possible that amortization rates could deviate significantly from period to period.

     The modified units-of-production depreciation method used for the Company's FPSO vessels is based on an estimate of the total barrels to be produced from the fields where the vessels are operating. Because the actual number of barrels may ultimately differ from these estimates, it is possible that depreciation rates could deviate significantly over time.

  Cash And Cash Equivalents.

     Cash and cash equivalents are stated at cost plus accrued interest and approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with original maturities of three months or less.

  Receivables Credit Risk.

     The Company extends credit to various companies in the oil and gas industry worldwide, which may be affected by changes in economic or other external conditions. At December 31, 1999 and 1998, accounts receivable (both current and long-term) were primarily from multinational integrated oil companies and independent oil and gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of its customers and has provided for potential credit losses through an allowance for doubtful accounts. Management does not believe that the Company is exposed to concentrations of credit risk that are likely to have a material impact on the Company's financial position or results of operations.

  Multi-Client Library.

     The multi-client library consists of finished and in-process seismic surveys that are licensed on a non-exclusive basis. All costs directly or indirectly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library, including the applicable portion of the Company's interest costs.

     The multi-client library is stated at the lower of survey costs less accumulated amortization or net realizable value (total estimated future sales less selling expenses). Amortization of the capitalized survey costs is recorded in proportion to revenue recognized to date for each survey as a percentage of the total estimated revenue for that survey. Seismic surveys are reviewed for impairment at each balance sheet date through a comparison of the undiscounted cash flows expected from each survey to the carrying amount of each survey. Each survey is also subject to minimum amortization that reduces its book value to zero over a designated period of time, currently ranging from five to eight years.

  Property And Equipment.

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a modified units-of-production method for FPSO vessels and equipment and the straight-line method for all other property and equipment, after allowing for residual values. Equipment that is temporarily idled is depreciated at 20% of the normal rate, subject to an 18-month maximum period. The estimated useful lives for the Company's property and equipment are as follows:

                                                               YEARS
                                                               -----
Seismic vessels and FPSO vessels and equipment..............   20-30
Seismic and operations computer equipment...................    3-20
Leasehold improvements -- seismic vessels...................    1-30
Buildings and related leasehold improvements................   10-30
Fixtures, furniture and fittings............................     3-5

     Expenditures for major property and equipment additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense. The Company capitalizes interest costs to major capital projects that require a period of time to complete. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

  Goodwill.

     Goodwill is stated at cost less accumulated amortization. Goodwill amortization is calculated on a straight-line basis over the estimated life, with a maximum life of 40 years.

  Other Long-Term Assets.

     Other long-term assets consist of investments in associated entities, long-term receivables, deferred tax assets, direct costs of software product development, patents, royalties, licenses and deferred loan costs. Except for investments in associated entities and deferred tax assets, other long-term assets are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the related assets, with a maximum life of 10 years.

  Asset Recoverability.

     The Company's management evaluates the recorded balances of its property and equipment, goodwill and other long-term assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. This evaluation is based on a comparison of the expected undiscounted cash flows associated with the assets to the carrying amounts of the assets. Any impairment loss is recorded as the difference between the assets' carrying amounts and fair values. Except as discussed in Note 21, management believes that there have been no events or circumstances that warrant revision to the remaining useful lives or that affect the recoverability of the Company's assets.

  UK Leases.

     The Company periodically executes leasing arrangements in the United Kingdom ("UK leases") relating to certain seismic and FPSO vessels and/or equipment, whereby the Company sells the applicable assets to a UK financial institution and leases the assets under a long-term charter at the end of which the Company has an option to purchase the assets for a de minimis amount. The Company uses a portion of the sales proceeds to legally defease the present value of the future charter obligations with a third-party investment trustee. These UK leases provide the financial institutions with the tax depreciation rights to the assets and, therefore, the ability to utilize the related tax benefits. Under its UK leases, the Company has indemnified the financial institutions against certain future events that could reduce the expected tax benefits to these institutions. These events include potential changes in UK tax laws and interpretations, depreciation rates or interest rates. At the date that the Company executes any UK lease, the Company treats the excess of the sales proceeds received over the amount required to be deposited with the third-party trustee as a deferred gain, due to the indemnification contingencies. The deferred gain is recognizable as other income once the Company has determined that the possibility of the indemnification contingencies' being realized is remote.

  Derivative Financial Instruments.

     Derivative financial instruments are used periodically by the Company in the management of its interest and foreign currency exchange rate exposures. The Company does not engage in derivative financial instrument transactions for speculative purposes. The derivative instruments used are interest rate contracts and foreign currency exchange contracts. The derivative contracts are entered into with major international financial institutions utilizing over-the-counter instruments. The likelihood of non-performance by the Company's counterparties under these contracts is considered to be remote.

     Interest Rate Contracts -- Amounts to be settled under interest rate hedge contracts and interest rate swap contracts designated as hedges are recognized over the life of the contracts as adjustments to interest expense of the underlying debt. Gains and losses on termination of interest rate contracts or through debt retirement are recognized as adjustments to interest expense.

     Foreign Currency Exchange Contracts -- Gains and losses attributable to forward foreign currency exchange contracts and option contracts, including tax equalization contracts, which are designated as hedges are deferred and included in the measurement of the related foreign currency transaction. Gains and losses attributable to forward foreign exchange contracts and option contracts which are not hedges are recognized in other income as they arise.

  Revenue Recognition.

     Revenue from the acquisition of non-cancelable exclusive seismic surveys and from the pre-funded portion of non-exclusive seismic surveys is recognized in accordance with the percentage-of-completion method of accounting, based upon survey costs incurred to date as a percentage of total estimated survey costs. Revenue from cancelable exclusive seismic surveys is recognized as data are acquired and become chargeable to the customer.

     Revenue from the licensing of finished non-exclusive seismic surveys and software products is recognized when the Company obtains a non-cancelable commitment from the customer.

     Revenue from the Company's other geophysical services is recognized as the services are performed.

     Tariff revenue from the Company's floating production services is recognized as production occurs, while day-rate revenue is recognized over the passage of time. Production management services revenue is recognized as the services are performed.

  Income Taxes.

     The Company provides for all current taxes payable and for deferred taxes arising from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, based on enacted tax rates and laws in effect for the years in which differences are expected to reverse. Income tax benefits and liabilities arising from tax-deductible share issue costs and long-term intercompany foreign currency exchange gains and losses are recorded directly to shareholders' equity. Except where required by law, Norwegian income taxes are not accrued for unremitted earnings of international operations that have been, or are intended to be, reinvested indefinitely.

  New Accounting Standards.

     Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities." Accordingly, the Company expensed as a cumulative effect of an accounting change all previously capitalized start-up costs. The $20.0 million in expensed costs, net of income tax benefits of $8.1 million, included costs related to the start-up of the PGS floating production business, the reservoir monitoring business and the multi-component, vertical cable and land seismic businesses, as well as costs related to the opening of various worldwide offices. Subsequent to adoption, all start-up costs are expensed as incurred.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value, with certain changes in fair value recognized currently in earnings. In June 1999, the FASB amended SFAS No. 133, delaying the Company's adoption date to January 1, 2001. The Company will adopt this standard through a cumulative effect of an accounting change, but has not yet determined the impact of adoption.

NOTE 2 -- ACQUISITIONS

     On May 19, 1998, the Company consummated the acquisition of the FPSO operations of Awilco ASA ("Awilco"). Consideration paid for the net assets acquired consisted of approximately $428.0 million in equity issued (in the form of 12,638,080 shares) to the former owners and the assumption of approximately $440.0 million in liabilities. The transaction was treated as a purchase for accounting purposes, with the assets acquired and the liabilities assumed recorded at their fair values. Goodwill of $234.0 million recorded in the acquisition is being amortized on the straight-line method over 40 years.

     On August 31, 1998, the Company consummated the acquisition of Atlantic Power Group ("Atlantic Power"), an oil and gas production management specialist. Consideration paid for the net assets acquired consisted of approximately $38.4 million in equity issued (in the form of 3,248,309 shares) to the former owners and the assumption of approximately $6.8 million in liabilities. The transaction was treated as a purchase for accounting purposes, with the assets acquired and the liabilities assumed recorded at their fair values. Goodwill of $31.6 million recorded in the acquisition is being amortized on the straight-line method over 40 years.

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

     On July 21, 1998, the Company acquired Acadian, a provider of 3D seismic acquisition services in transition-zone and shallow-water areas. Consideration for the acquisition consisted of 1,138,350 shares of the Company issued to the former owners of Acadian in exchange for all of the outstanding shares of Acadian. The acquisition was accounted for as a pooling of interests. Accordingly, the financial statements have been prepared as if the Company and Acadian were combined as of the inception date of Acadian operations, which was January 22, 1997. All costs of the acquisition, approximately $3.0 million, were expensed. No adjustments of net assets or income were required to conform the accounting practices of the Company and Acadian.

NOTE 3 -- ACCOUNTS RECEIVABLE

     The Company has recorded allowances for doubtful accounts of $7.5 million and $3.7 million at December 31, 1999 and 1998, respectively. Accounts receivable include $121.2 million and $116.7 million of unbilled receivables at December 31, 1999 and 1998, respectively; these receivables relate to revenue that has been recognized under the percentage-of-completion method but is not yet billable under the specific broker or customer agreements. Of these unbilled receivables, $22.6 million and $27.6 million were long-term receivables at December 31, 1999 and 1998, respectively.

NOTE 4 -- MULTI-CLIENT LIBRARY

     The components of the multi-client library, net of accumulated amortization, are summarized as follows:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
Multi-client seismic surveys, finished......................   $484,341       $198,850
Multi-client seismic surveys, work in progress..............    332,082        354,565
                                                               --------       --------
          Total.............................................   $816,423       $553,415
                                                               ========       ========

     Amortization expense was $137.5 million, $193.6 million and $135.7 million for the years ended December 31, 1999, 1998 and 1997, respectively. Interest capitalized into the multi-client library was $26.6 million, $14.6 million and $6.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 5 -- OTHER CURRENT ASSETS AND ACCRUED EXPENSES

     Other current assets at December 31, 1999 include $26.7 million in prepaid expenses; other current assets at December 31, 1998 include $28.2 million in prepaid expenses, $24.1 million in consumables and supplies, and $33 million in subsea equipment reimbursables related to the Ramform Banff. Accrued expenses at December 31, 1999 include $18.9 million in deferred revenue, $18.5 million in accrued interest expense, $17.3 million in accrued restructuring costs (Note 21) and $34.2 million in accrued vessel operating costs; accrued expenses at December 31, 1998 include $36.5 million in accrued vessel operating costs.

NOTE 6 -- PROPERTY AND EQUIPMENT

     The components of property and equipment are summarized as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
                                                              (IN THOUSANDS OF DOLLARS)
FPSO vessels and equipment..................................  $1,590,506    $  673,212
Seismic vessels, including leasehold improvements...........     488,734       346,114
Seismic and operations computer equipment...................     591,751       592,723
Buildings, including leasehold improvements, and other......      95,824        57,661
Fixtures, furniture and fittings............................      68,685        79,052
Construction in progress....................................       4,563       510,735
                                                              ----------    ----------
                                                               2,840,063     2,259,497
Accumulated depreciation....................................    (410,215)     (310,862)
                                                              ----------    ----------
          Total.............................................  $2,429,848    $1,948,635
                                                              ==========    ==========

     The gross cost of property and equipment includes $89.8 million and $128.6 million (primarily seismic and computer equipment) relating to capital leases (Note 10) as of December 31, 1999 and 1998, respectively. Accumulated depreciation of property and equipment includes $63.1 million and $76.9 million relating to capital leases as of December 31, 1999 and 1998, respectively. Net depreciation expense was $86.8 million, $65.6 million and $49.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. Interest capitalized into property and equipment was $13.5 million, $29.3 million and $8.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. Property and equipment balances at December 31, 1999 reflect the significant restructuring activities undertaken by the Company in 1999 (Note 21).

NOTE 7 -- UK LEASES

     The Company had $1.5 billion and $1.3 billion in property and equipment under UK leases at December 31, 1999 and December 31, 1998, respectively.

     In January and April 1999, the Company executed UK leases on the Ramform Victory and the Ramform Vanguard (upon delivery of the seismic vessels). During the respective quarters, the Company recognized the related UK lease gains, with $9.4 million recorded in the first quarter and $9.7 million recorded in the second quarter. During the fourth quarter of 1998, the Company recognized $32.5 million in UK lease gains related to UK leases executed in 1998 and 1996.

     As of the date of the Awilco acquisition (Note 2), Awilco had $51.0 million in indemnification contingencies recorded for a UK lease on the Petrojarl Foinaven. During 1998, the Company was able to remove certain of the indemnification contingencies and, as a result, reversed approximately $25.0 million of the deferred UK lease gain against goodwill recorded in the acquisition.

NOTE 8 -- DEBT

  Long-Term Debt, Excluding Revolving Bank Credit Facilities.

     Long-term debt, excluding revolving bank credit facilities, consists of the following:

                                           YEAR-END                       YEAR-END
                                           WEIGHTED                       WEIGHTED
                                            AVERAGE      DECEMBER 31,      AVERAGE      DECEMBER 31,
                                         INTEREST RATE       1999       INTEREST RATE       1998
                                         -------------   ------------   -------------   ------------
                                                          (IN THOUSANDS OF DOLLARS)
Bank loans/public notes:
  Secured..............................       8.1%        $  146,825         8.0%        $  167,414
  Unsecured............................       7.1%         1,453,901         7.0%         1,255,324
Other loans:
  Secured..............................       7.5%               294          --%                --
  Unsecured............................       7.0%                24         7.6%             8,884
                                                          ----------                     ----------
                                                           1,601,044                      1,431,622
Current portion........................                      (14,901)                       (28,927)
                                                          ----------                     ----------
          Long-term portion............                   $1,586,143                     $1,402,695
                                                          ==========                     ==========

     In July 1999, the Company entered into a $350.0 million unsecured bridge facility in order to finance the acquisition of the Petrojarl Varg FPSO. The Company then issued $200.0 million of senior unsecured notes for net proceeds of $195.7 million. The net proceeds on these notes, together with the net proceeds from the Company's ADS/share offering (Note 13), were used to repay the $350.0 million bank bridge loan facility as well as indebtedness outstanding under the Company's revolving bank credit facility. The notes carry an interest rate of 8.2%, with interest payable semi-annually, and mature in July 2029. These notes can be redeemed at the Company's option, in whole or in part, at any time, subject to an early redemption premium.

     In November 1998, the Company issued $250.0 million of senior unsecured notes. The notes carry an interest rate of 6.3%, with interest payable semi-annually, and mature in November 2003. These notes can be redeemed at the Company's option, in whole or in part, at any time, subject to an early redemption premium. The net proceeds from this issuance were used to repay indebtedness outstanding under the Company's revolving bank credit facilities. The notes were issued in a Rule 144A offering; in early 1999, they were registered under an exchange offering with no change in terms from the initial offering.

     In April 1998, the Company issued $450.0 million and $200.0 million of senior unsecured notes. The notes carry interest rates of 7.1% and 6.6%, respectively, with interest payable semi-annually, and mature in March 2028 and March 2008, respectively. These notes can be redeemed at the Company's option, in whole or in part, at any time, subject to an early redemption premium. The net proceeds from this issuance were primarily used to repay indebtedness and certain other obligations that were assumed in the Awilco acquisition (Note 2) as well as certain indebtedness outstanding under the Company's revolving bank credit facilities.

     In April 1997, the Company purchased all of the capital stock of a company that indirectly owns the Ramform Explorer and the Ramform Challenger seismic vessels. This company has outstanding registered mortgage notes, in an original principal amount of $165.7 million, secured by the Ramform Explorer and the Ramform Challenger. The notes carry an interest rate of 8.3%, with interest payable semi-annually, and mature in June 2011. The notes are subject to mandatory redemption through semi-annual sinking fund payments. The notes can be redeemed at the holder's option on any sinking fund payment date on or after June 2006, in whole but not in part, subject to an early redemption premium.

     In March 1997, the Company issued $360.0 million of senior unsecured notes. The notes carry an interest rate of 7.5%, with interest payable semi-annually, and mature in March 2007. These notes can be redeemed at the Company's option, in whole or in part, at any time, subject to an early redemption premium. The net proceeds from this issuance were used, in part, to redeem $125.0 million of private placement senior notes which were scheduled to begin amortizing in 2001. As a result of the aforementioned redemption, the Company incurred an extraordinary charge of $3.4 million, net of income tax benefits of $1.3 million, for the year ended December 31, 1997 for the write-off of associated debt issuance costs and the early redemption premium.

     The Company's remaining secured loans have varying structures, with final maturities ranging from 2000 to 2006. US dollar-denominated indebtedness, at outstanding principal amounts of $5.0 million and $15.1 million at December 31, 1999 and 1998, respectively, carried year-end weighted average interest rates of 7.6% and 7.8%, respectively. Norwegian kroner-denominated indebtedness, at outstanding US dollar principal amounts of $9.3 million and $13.1 million at December 31, 1999 and 1998, respectively, carried year-end weighted average interest rates of 5.3%.

     Aggregate maturities of the Company's long-term debt as of December 31, 1999 are as follows:

                      DECEMBER 31,
                      ------------                        (IN THOUSANDS OF DOLLARS)
2000....................................................         $   14,901
2001....................................................             11,524
2002....................................................             11,966
2003....................................................            258,600
2004....................................................             10,283
Thereafter..............................................          1,293,770
                                                                 ----------
          Total.........................................         $1,601,044
                                                                 ==========

  Revolving Bank Credit Facilities.

     In September 1998, the Company entered into an unsecured five-year $430.0 million revolving bank credit facility with a syndicate of international banks. The facility bears interest at a LIBOR-based rate, plus a margin of either 0.35% or 0.40% depending on the Company's level of indebtedness, and carries quarterly commitment fees on any available revolver at 0.2%. The $430.0 million facility replaced an unsecured $150.0 million revolving bank credit facility previously used by the Company. In June 1999, the Company canceled its unsecured $35.0 million revolving bank credit facility, which was set to expire in August 1999.

     During 1999, the Company borrowed an aggregate of $410.0 million under the $430.0 million revolving bank credit facility, with average and maximum borrowings outstanding of $299.2 million and $400.0 million, and weighted average interest rates of 5.6% and 6.4% over the year and at December 31, 1999. At December 31, 1999, the Company had $30.0 million of available committed revolving bank credit facility.

     The Company had $365.0 million of available committed revolving bank credit facilities at December 31, 1998. During 1998, the Company borrowed an aggregate of $515.0 million under its revolving bank credit facilities, with average and maximum borrowings outstanding of $87.1 million and $165.0 million, and weighted average interest rates of 5.8% and 6.3% over the year and at December 31, 1998.

  Short-Term Debt.

     Based on working capital requirements, the Company draws short-term debt with various international banks. Short-term debt was $0.7 million and $17.3 million at December 31, 1999 and 1998, respectively. Average and maximum short-term debt balances for the year ended December 31, 1999 were $30.7 million and $120.8 million, and for 1998 were $37.1 million and $110.1 million. The weighted average interest rates as of and for the year ended December 31, 1999 were 6.5% and 6.1%, and for 1998 were 7.0% and 6.7%.

  Covenants.

     In addition to customary representations and warranties, certain of the Company's debt agreements and UK lease agreements (Note 7) include covenants relating to the maintenance of minimum net worth levels, interest coverage ratios and debt leverage ratios. Additionally, certain covenants restrict additional and subsidiary indebtedness, liens on assets, cash dividends and sale/leaseback transactions. The Company was in compliance with all such covenants at December 31, 1999.

  Pledged Assets.

     Seismic vessels and related equipment carrying a book value of $165.0 million and $218.5 million at December 31, 1999 and 1998, respectively, are pledged as security on certain of the Company's indebtedness, as described above.

  Letters Of Credit And Guarantees.

     The Company had aggregate outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, of $61.3 million and $38.6 million at December 31, 1999 and 1998, respectively.

  Subsequent Event.

     In March 2000, the Company issued $225.0 million of senior unsecured notes. The notes carry a floating interest rate equal to 0.7% over the three-month LIBOR rate for US dollar deposits, subject to quarterly adjustment, with interest payable quarterly. The notes mature in March 2002, but can be redeemed at the Company's option, in whole or in part, on any interest payment date beginning March 2001 at par plus accrued and unpaid interest. The net proceeds from this issuance were primarily used to repay indebtedness outstanding under the Company's revolving bank credit facility.

NOTE 9 -- TRUST PREFERRED SECURITIES

     In June 1999, the Company entered into a transaction with PGS Trust I (the "Trust"), a newly formed Delaware statutory business trust and wholly owned finance subsidiary of the Company, whereby the Trust issued $4.4 million of common securities to a U.S. subsidiary of the Company, issued $143.8 million of trust preferred securities to the public and used the proceeds to purchase $148.2 million of junior subordinated debt securities (the "junior debt securities") from the Company. The Company used the $138.9 million in net proceeds received to repay indebtedness outstanding under its revolving bank credit facility.

     The trust preferred securities consist of 5,750,000 securities which carry a $25 per security liquidation value and mature on June 30, 2039. The trust preferred securities represent undivided beneficial interests in the assets of the Trust, but do not carry general voting rights. The trust preferred securities carry a 9.625% distribution rate, payable quarterly. The Company's junior debt securities bear an interest rate of 9.625%, payable quarterly, and mature on June 30, 2039. Absent any event of default, the Company can defer interest payments throughout the life of the junior debt securities for up to 20 consecutive quarterly periods, subject to the maturity date and limitations on certain other transactions during any interest deferral period. In the event that the Company defers its interest payments on the junior debt securities, the Trust will defer its distributions on the trust preferred securities.

     The Company may redeem the junior debt securities, in whole or in part, at any time on or after June 2004. Prior to this time, the Company may redeem all junior debt securities in the event of certain changes in tax or investment company law. In the event that the Company redeems any of its junior debt securities prior to maturity, the Trust must use the redemption proceeds to redeem, on a pro rata basis, an equivalent amount of its trust preferred securities and common securities.

     The Company has guaranteed, on a subordinated basis, the trust preferred securities' distributions to the extent that the Trust has cash available for those distributions. In the event that the Trust does not have such cash, holders of the trust preferred securities may directly sue the Company or seek other remedies against the Company. When considered together, the declaration of trust of the Trust, the junior debt securities, the indenture under which the junior debt securities were issued and the Company's guarantee related to the trust preferred securities constitute a full and unconditional guarantee by the Company of the Trust's obligations under the trust preferred securities.

     Since a U.S. subsidiary of the Company holds all of the Trust's common securities, the Company consolidates the Trust. The Trust serves solely as a finance subsidiary, having no independent assets or operations. The sole assets of the Trust are the junior debt securities issued by the Company. The Trust held the full $148.2 million issue of the junior debt securities at December 31, 1999. The $139.2 million carrying value of the trust preferred securities at December 31, 1999 reflects issuance costs; the carrying value will accrete to the $143.8 million redemption value by the first date at which the Company can redeem the trust preferred securities. During 1999, the Company recorded $7.7 million in financial expense for the minority interest in income of subsidiaries due on the trust preferred securities.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

  Leases.

     The Company has operating lease commitments expiring at various dates through 2014. The Company also has capital lease commitments for seismic vessels and equipment expiring at various dates through 2004. Future minimum payments related to non-cancelable operating and capital leases, with lease terms in excess of one year, existing at December 31, 1999 are as follows:

                                                               OPERATING       CAPITAL
                        DECEMBER 31,                             LEASES         LEASES
                        ------------                          ------------    ----------
                                                              (IN THOUSANDS OF DOLLARS)
2000........................................................    $124,282       $ 8,007
2001........................................................      98,860         6,509
2002........................................................      74,362         4,542
2003........................................................      37,132         1,970
2004........................................................      14,931           247
Thereafter..................................................      44,310            --
                                                                --------       -------
          Total.............................................     393,877        21,275
                                                                ========
  Imputed interest..........................................                    (2,045)
                                                                               -------
Net present value...........................................                    19,230
  Current portion...........................................                    (6,843)
                                                                               -------
          Long-term portion.................................                   $12,387
                                                                               =======

     The future minimum payments under the Company's operating leases relate to the Company's operations as follows:

                                                                   DECEMBER 31,
                                                                   ------------
                                                             (IN THOUSANDS OF DOLLARS)
Seismic and support vessels................................          $ 92,068
FPSO shuttle tankers.......................................           121,018
Operations computer equipment..............................            66,861
Buildings..................................................            93,896
Fixtures, furniture and fittings...........................            20,034
                                                                     --------
          Total............................................          $393,877
                                                                     ========

     Rental expense for operating leases, including leases with terms of less than one year, was $133.3 million, $141.4 million and $74.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

  Other.

     The Company has contingent liabilities resulting from litigation, other claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

NOTE 11 -- INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                           1999      1998      1997
                                                         --------   -------   -------
                                                          (IN THOUSANDS OF DOLLARS)
Current taxes:
  Norwegian............................................  $     --   $15,050   $   879
  Foreign..............................................     3,492    11,983     7,307
Deferred taxes:
  Norwegian............................................   (23,546)    9,025    14,561
  Foreign..............................................   (29,925)   (4,108)    4,118
                                                         --------   -------   -------
          Total........................................  $(49,979)  $31,950   $26,865
                                                         ========   =======   =======

     The benefit for the year ended December 31, 1999 includes $15.3 million related to the resolution of certain tax issues.

     The provision (benefit) for income taxes differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) before income taxes (inclusive of gross extraordinary charge and cumulative effect of accounting change) as a result of the following:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
                                                         (IN THOUSANDS OF DOLLARS)
Income (loss) before income taxes:
  Norwegian..........................................  $(19,693)  $ 35,472   $ 60,084
  Foreign............................................   (46,554)   108,075     40,918
                                                       --------   --------   --------
          Total......................................   (66,247)   143,547    101,002
Norwegian statutory rate.............................        28%        28%        28%
                                                       --------   --------   --------
Provision (benefit) for income taxes at the statutory
  rate...............................................   (18,549)    40,193     28,281
Increase (reduction) in income taxes from:
  Different income taxes in foreign jurisdictions....   (34,503)    (7,774)    (1,617)
  Prior year tax assessment..........................        --         --       (150)
  Permanent items....................................     3,907         --         --
  Other..............................................      (834)      (469)       351
                                                       --------   --------   --------
          Provision (benefit) for income taxes.......  $(49,979)  $ 31,950   $ 26,865
                                                       ========   ========   ========

     The temporary differences which generate the Company's deferred tax assets and liabilities are summarized as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1999      1998
                                                              --------   -------
                                                               (IN THOUSANDS OF
                                                                   DOLLARS)
Property and equipment and long-term assets.................  $ 65,987   $22,824
Tax losses carried forward..................................   (58,714)   (7,213)
Deferred gains..............................................      (702)   (1,399)
Tax and book revenue and cost of sales......................    13,865    58,708
Tax credits.................................................    (3,986)   (2,942)
Other temporary differences.................................      (837)   (4,288)
                                                              --------   -------
          Total.............................................    15,613    65,690
                                                              --------   -------
Deferred tax liability -- Norwegian.........................    34,809    52,572
Deferred tax (asset) liability -- Foreign...................   (19,196)   13,118
                                                              --------   -------
          Total.............................................  $ 15,613   $65,690
                                                              ========   =======

     Norwegian tax losses of $117.5 million expire at various dates beginning in 2003. Tax losses in the UK, Singapore and Australia totaling $31.6 million carry forward indefinitely. US tax losses of $58.8 million expire in 2019. US minimum tax credits of $4.0 million carry forward indefinitely.

     Unremitted earnings of certain international operations included in retained earnings total $115.3 million at December 31, 1999. It is the Company's current policy that these earnings, which reflect full provision for non-Norwegian income taxes, have no additional provision for Norwegian taxes, as these earnings are expected to be reinvested indefinitely.

     The tax effect of deductible share issue costs, which have been credited directly to shareholders' equity, was approximately $0.7 million, $0.7 million and $3.4 million for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 12 -- EARNINGS PER SHARE

     Basic earnings per share and diluted earnings per share for 1999 were equal. The difference between the Company's 1998 and 1997 basic earnings per share and diluted earnings per share calculations is reconciled as follows:

                                                          YEAR ENDED DECEMBER 31, 1998
                                                      -------------------------------------
                                                         INCOME       WEIGHTED
                                                      AVAILABLE TO    AVERAGE     PER SHARE
                                                      SHAREHOLDERS     SHARES      AMOUNT
                                                      ------------   ----------   ---------
                                                        (IN THOUSANDS OF DOLLARS, EXCEPT
                                                                 FOR SHARE DATA)
Basic earnings per share............................    $111,597     82,260,652     $1.36
Share equivalents -- options........................                  2,534,184
                                                                     ----------
Diluted earnings per share..........................    $111,597     84,794,836     $1.32
                                                        ========     ==========     =====

                                                          YEAR ENDED DECEMBER 31, 1997
                                                      -------------------------------------
                                                         INCOME       WEIGHTED
                                                      AVAILABLE TO    AVERAGE     PER SHARE
                                                      SHAREHOLDERS     SHARES      AMOUNT
                                                      ------------   ----------   ---------
                                                        (IN THOUSANDS OF DOLLARS, EXCEPT
                                                                 FOR SHARE DATA)
Basic earnings per share before extraordinary
  charge............................................    $ 77,584     64,519,503     $1.20
Share equivalents -- options........................                  2,838,501
                                                                     ----------
Diluted earnings per share before extraordinary
  charge............................................    $ 77,584     67,358,004     $1.15
                                                        ========     ==========     =====
Basic earnings per share after extraordinary
  charge............................................    $ 74,137     64,519,503     $1.15
Share equivalents -- options........................                  2,838,501
                                                                     ----------
Diluted earnings per share after extraordinary
  charge............................................    $ 74,137     67,358,004     $1.10
                                                        ========     ==========     =====

     Certain options that would have been anti-dilutive to 1998 and 1997 earnings per share have been excluded from share equivalents in the applicable quarters.

NOTE 13 -- SHAREHOLDERS' EQUITY

     The retained earnings of the Company, together with additional paid-in capital, constitute the restricted portion of shareholders' equity and are only distributable subject to shareholder approval. Additionally, the terms of certain of the Company's debt agreements restrict dividend payments. Dividends, if declared, are payable in Norwegian kroner. There is no unrestricted shareholders' equity as of December 31, 1999.

     In July and early August 1999, the Company issued an aggregate of 11,159,500 shares and ADSs in an international public offering. Net proceeds of $214.1 million were used, together with the net proceeds from $200.0 million in senior notes, to repay the bank bridge loan facility drawn to finance the Petrojarl Varg acquisition as well as to repay indebtedness outstanding under the Company's revolving bank credit facility (Note 8).

     In June 1998, the Company effected a stock split; all share information has been restated to reflect this stock split. Concurrent with the stock split, the par value of the common stock was adjusted to an equivalent nominal value of NOK 5 per share by a transfer from additional paid-in capital.

NOTE 14 -- SHARE-BASED COMPENSATION

     At December 31, 1999, the Company had share-based compensation plans for key employees and directors. The employee and director plans authorize the Company to award options to purchase shares prior to the years 2002 and 2000, respectively. As of December 31, 1999, options to purchase 8,993,000 and 395,000 shares, respectively, remain under these authorizations, including outstanding options. Options granted from the plans' inceptions to December 31, 1999 totaled 12,656,404 and 576,800 shares, respectively, some of which have expired or were no longer outstanding at December 31, 1999.

     Under the plans, the exercise price of each award equals the market price of the Company's shares on the date of grant. The vesting period for the granted options ranges from approximately one and one-half years to approximately three and one-half years, provided that the recipient is still employed by the Company on the vesting date. Once vested, the recipient generally has two years within which to exercise the options. Certain option awards are exercisable only on a specific date. The exercise prices for options granted and outstanding at December 31, 1999 under both the employee and director option plans range from NOK75.0 to NOK99.0 for 2,308,000 options and from NOK111.0 to NOK229.5 for 5,383,204 options, with weighted average exercise prices of NOK93 and NOK141 for these respective ranges. The weighted average remaining contractual lives of outstanding options approximate 13 months and 35 months, respectively, for the option ranges described above.

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

     The Company applies Accounting Principles Board Opinion 25 in accounting for its share-based compensation plans and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized under these plans. Had the compensation cost for the Company's share-based compensation plans been determined based on the fair values of the options awarded at the grant dates, consistent with the provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                               YEARS ENDED DECEMBER 31,
                                                        --------------------------------------
                                                           1999          1998          1997
                                                        -----------   -----------   ----------
                                                         (IN THOUSANDS OF DOLLARS, EXCEPT FOR
                                                                     SHARE DATA)
Net income (loss):
  As reported.........................................   $(16,269)     $111,597      $74,137
  Pro forma...........................................    (29,849)       97,829       64,787
Basic earnings (loss) per share:
  As reported.........................................   $  (0.17)     $   1.36      $  1.15
  Pro forma...........................................      (0.31)         1.19         1.00
Diluted earnings (loss) per share:
  As reported.........................................   $  (0.17)     $   1.32      $  1.10
  Pro forma...........................................      (0.31)         1.15         0.96

     The fair value of each option award on the grant date is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: expected volatility of 52%, 48% and 47%; risk-free interest rates of 5.8%, 5.1% and 6.3%; and expected lives of 3.4, 3.5 and 3.9 years. (Dividend yield is zero for all plan grants.)

     The effects of applying the fair market value method of accounting in the above pro forma disclosure may not be indicative of future amounts since additional awards in future years are anticipated.

     A summary of the status of the Company's share-based compensation plans as of December 31, 1999, 1998 and 1997, and changes during the years then ended, is summarized as follows:

                                                                               DECEMBER 31,
                                                       ------------------------------------------------------------
                                                              1999                 1998                 1997
                                                       ------------------   ------------------   ------------------
                                                                 WEIGHTED             WEIGHTED             WEIGHTED
                                                                 AVERAGE              AVERAGE              AVERAGE
                                                                 EXERCISE             EXERCISE             EXERCISE
                                                       OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                                       -------   --------   -------   --------   -------   --------
                                                                        (IN THOUSANDS OF OPTIONS)
Outstanding at beginning of year.....................  8,388.0    NOK120    7,060.6    NOK119    4,336.0    NOK 80
Granted..............................................   335.8     NOK130    2,117.4    NOK123    3,341.0    NOK157
Exercised............................................  (909.6)    NOK 68    (477.0)    NOK 70    (578.4)    NOK 56
Forfeited............................................  (123.0)    NOK126    (313.0)    NOK172     (38.0)    NOK 89
                                                       -------    ------    -------    ------    -------    ------
Outstanding at end of year...........................  7,691.2    NOK127    8,388.0    NOK120    7,060.6    NOK119
                                                       =======    ======    =======    ======    =======    ======
Weighted average fair value of options granted during
  year...............................................             NOK 56               NOK 48               NOK 68
                                                                  ======               ======               ======

     As of December 31, 1999, 2,308,000 of the outstanding options were vested with a weighted average exercise price of NOK93. Exercisable options at December 31, 1998 and 1997 were 1,789,550 options at a weighted average exercise price of NOK78 and 156,000 options at a weighted average exercise price of NOK60, respectively.

NOTE 15 -- DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  Notional Amounts And Credit Exposure Of Derivative Financial Instruments.

     The notional amounts of the derivative financial instruments summarized below do not reflect the values exchanged by the parties and, thus, are not a measure of the Company's exposure. The amounts ultimately exchanged are calculated on the basis of the notional amounts and the other terms of the respective derivative financial instruments.

  Interest Rate Risk Management.

     The Company periodically uses interest rate hedge contracts and interest rate swap contracts to effectively convert variable rate obligations to fixed rate obligations in order to reduce the impact of interest rate changes on future income. The Company did not engage in any interest rate hedge contracts during 1999. During 1998, prior to the issuance of $650.0 million in unsecured senior notes (Note 8), the Company entered into an interest rate hedge contract for a notional amount of $50.0 million which effectively locked into a range the interest rate risk on the yet-to-be issued notes. This contract expired during May 1998.

  Foreign Currency Exchange Risk Management.

     The Company periodically enters into forward exchange contracts and option contracts to hedge against foreign currency exchange risks associated with certain firm commitments and transactions related to property and equipment. The Company is most sensitive to changes in the Norwegian kroner to US dollar exchange rates. There were no such foreign currency exchange contracts outstanding at December 31, 1999. At December 31, 1998, the Company had approximately $121.0 million of forward foreign currency exchange contracts outstanding as hedges on its construction commitments for the Ramform Victory and Ramform Vanguard seismic vessels. These vessels were delivered during the first quarter of 1999, and the hedge contracts expired in the same period. No new contracts were entered into during 1999.

     During 1998, the Company entered into forward foreign currency exchange contracts known as tax equalization swaps ("TES") related to its $360.0 million of senior unsecured notes and its mortgage notes (Note 8). During 1999, the Company entered into additional TES contracts related to its remaining $1.1 billion in unsecured senior notes (Note 8) and its trust preferred securities (Note 9). These contracts effectively hedge the risk of unrealized exchange rate fluctuations between the Norwegian kroner and the US dollar related to the Company's US dollar-denominated debt and trust preferred securities, where such foreign currency exchange gains and losses are taxable and deductible, respectively, in each period on a mark-to-market basis for Norwegian statutory tax purposes. The contracts' aggregate notional values at December 31, 1999 and 1998 were $682.8 million and $190.0 million, respectively. The TES mature at various dates through December 2003 and provide for interim settlements between the Company and the counterparty each December 30. At December 31, 1999, the Company's interim settlement position was an $8.4 million liability to be paid during 2000.

  Fair Values Of Financial Instruments.

     The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate their respective fair values because of the short maturities of those instruments. The carrying amounts and the estimated fair values of the Company's other financial instruments are summarized as follows:

                                                          DECEMBER 31,
                                       ---------------------------------------------------
                                                 1999                       1998
                                       ------------------------   ------------------------
                                        CARRYING                   CARRYING
                                        AMOUNTS     FAIR VALUES    AMOUNTS     FAIR VALUES
                                       ----------   -----------   ----------   -----------
                                                    (IN THOUSANDS OF DOLLARS)
Long-term debt, including current
  portion............................  $2,001,044   $1,915,521    $1,431,622   $1,426,380
Trust preferred securities...........     139,164      132,969            --           --
Foreign currency exchange
  contracts..........................          --        8,364            --        3,013

     The following methods and assumptions were used to estimate the fair values of each class of financial instrument:

     Long-term Debt and Trust Preferred Securities -- The carrying amounts of the Company's variable rate long-term debt instruments approximate their fair values. The fair values of the Company's other long-term debt instruments and trust preferred securities are estimated using quotes obtained from dealers in such financial instruments.

     Foreign Currency Exchange Contracts -- The fair values of the Company's foreign currency exchange contracts, except for its tax equalization contracts, are estimated based on quotes obtained from brokers and dealers in such financial instruments. The fair values of the Company's tax equalization contracts are estimated based on the periodic settlement quotes obtained from the financial instruments' counterparty.

NOTE 16 -- RETIREMENT PLANS

     The Company sponsors defined benefit pension plans for substantially all of its Norwegian and for certain UK employees, with eligibility determined by certain period-of-service requirements. These plans are funded through contributions to insurance companies that assume all liabilities for benefit payments. It is the Company's practice to fund amounts to these defined benefit plans which are sufficient to meet the applicable statutory requirements.

     Reconciliations of the plans' aggregate projected benefit obligations and fair values of assets are summarized as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                               (IN THOUSANDS OF
                                                                   DOLLARS)
Change in projected benefit obligations:
  Projected benefit obligations at beginning of year........  $25,454    $14,616
  Service cost..............................................    6,602      4,875
  Interest cost.............................................    1,674      1,245
  Employee contributions....................................    1,066        889
  Obligations assumed in Awilco acquisition (Note 2)........       --      2,435
  Amendments................................................      217        932
  Actuarial loss, net.......................................      847      1,451
  Benefits paid.............................................     (424)      (328)
  Exchange rate effects.....................................   (1,549)      (661)
                                                              -------    -------
  Projected benefit obligations at end of year..............  $33,887    $25,454
                                                              =======    =======
Change in plan assets:
  Fair value of plan assets at beginning of year............  $18,249    $11,149
  Return on plan assets.....................................    2,453        424
  Employer contributions....................................    4,799      4,353
  Employee contributions....................................    1,066        889
  Assets assumed in Awilco acquisition (Note 2).............       --      2,102
  Amendments................................................       94        154
  Benefits paid.............................................     (424)      (328)
  Exchange rate effects.....................................   (1,088)      (494)
                                                              -------    -------
  Fair value of plan assets at end of year..................  $25,149    $18,249
                                                              =======    =======

     Plans with accumulated benefit obligations in excess of assets had aggregate accumulated benefit obligations of $3.1 million and $2.5 million and aggregate assets of $2.1 million and $2.2 million at December 31, 1999 and 1998, respectively.

     The aggregate funded status of the plans and amounts recognized in the Company's balance sheets are summarized as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                               (IN THOUSANDS OF
                                                                   DOLLARS)
Funded status...............................................  $(8,738)   $(7,206)
Unrecognized actuarial loss.................................    4,545      5,105
Unrecognized prior service cost.............................       30         34
Unrecognized transition obligation..........................      181        125
                                                              -------    -------
Net amount recognized as accrued pension cost...............  $(3,982)   $(1,942)
                                                              =======    =======

     The projected benefit obligations have been calculated using the projected unit credit method. The discount rate used was 7%, the expected return on plan assets was 8%, and the rate of compensation was estimated at 5% for each of the three years in the period ended December 31, 1999.

     The aggregate net periodic pension cost for the Company's defined benefit pension plans is summarized as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1999       1998       1997
                                                         -------    -------    ------
                                                          (IN THOUSANDS OF DOLLARS)
Components of net periodic pension cost:
  Service cost.........................................  $ 6,602    $ 4,875    $3,709
  Interest cost........................................    1,674      1,245       788
  Expected return on plan assets.......................   (1,547)    (1,245)     (806)
  Amortization of actuarial loss.......................      176         78       112
  Amortization of prior service cost...................        3          3         3
  Amortization of transition obligation................       17         12        11
                                                         -------    -------    ------
  Net periodic pension cost............................  $ 6,925    $ 4,968    $3,817
                                                         =======    =======    ======

     Substantially all employees not eligible for coverage under the defined benefit plans are eligible to participate in pension plans in accordance with local industrial, tax and social regulations. All of these plans are considered defined contribution plans. Under the Company's US defined contribution plan, essentially all US employees are eligible to participate upon completion of certain period-of-service requirements. The plan allows eligible employees to contribute up to 15% of compensation, subject to IRS and plan limitations, on a pre-tax basis. Employee pre-tax contributions are matched by the Company up to 6% of compensation, with a 1999 employee contribution cap of $10,000. All contributions vest as made. The annual employer matching contribution recognized by the Company related to the plan was $0.7 million, $1.7 million and $1.1 million for 1999, 1998 and 1997, respectively. Contributions to the plan by employees for these periods were $2.3 million, $4.0 million and $2.5 million, respectively. Aggregate 1999 employer and employee contributions under the Company's other plans totaled $5.9 million and $2.5 million, respectively; contributions for prior years were not significant.

NOTE 17 -- RELATED PARTY TRANSACTIONS

     At December 31, 1999, 1998 and 1997, the Company held 50% of the shares in K/S Geo Explorer and had chartered a vessel from the company during these years. The Company also held 50% of the shares in Walther Herwig AS and chartered three vessels from this company in 1999 and 1998 and two vessels in 1997. Total charter hire recognized by the Company for 1999, 1998 and 1997 on these vessels was $13.9 million, $13.3 million and $8.8 million, respectively. Remaining lease commitments to these investees are reflected in the Company's consolidated lease commitments (Note 10). On January 1, 1997, a vessel held by Atlantic Explorer Ltd., a 50% investee of the Company at that date, was purchased by the Company for $19.7 million; this company, which no longer held significant assets nor had significant operations, was liquidated in 1998.

     At December 31, 1999, 1998 and 1997, the Company held 50% of the shares in Calibre Seismic Company ("CSC"), one of the companies through which the Company markets its seismic data. The Company had $15.2 million in investment in CSC at both December 31, 1999 and 1998, representing Company-funded costs of seismic data acquisition projects performed for CSC from 1991 to 1995.

NOTE 18 -- SEGMENT AND GEOGRAPHIC INFORMATION

     The Company's services are provided by various separately managed business units. These business units have been aggregated into two reportable segments, geophysical services and production services, based on shared economic characteristics and similar long-term performance. The Company believes that the business units within each reportable segment are strategically and/or operationally interrelated and provide similar services to the same customer base. The Company's chief operating officer regularly reviews the operating results of these two reportable segments in resource allocation decisions and performance assessment. The geophysical services segment primarily acquires, processes, manages and markets 3D, 4D and multi-component marine and onshore seismic data; provides 4D and multi-component reservoir interpretation, characterization and monitoring services; and provides data management services and software. The production services segment owns and/or operates FPSOs and other offshore production facilities and provides production management services for oil and gas companies. The principal markets for the Company's production services segment are the UK and Norway, while the geophysical services segment serves a worldwide market. Customers for both segments are primarily composed of major multi-national, independent and national or state-owned oil companies. The accounting policies for the segments are the same as those described in Note 1. The Company's corporate overhead has been allocated to the segments based on percentage of revenue. Affiliated sales are made at prices that approximate market value. Prior period segment information has been restated to conform to organizational changes which re-aligned 1999 segment composition.

     Information by segment is summarized as follows:

                                                                           ELIMINATION
                                                                               OF
                                               GEOPHYSICAL    PRODUCTION   AFFILIATED
          YEARS ENDED DECEMBER 31,              SERVICES       SERVICES       SALES          TOTAL
          ------------------------             -----------    ----------   -----------   -------------
                                                              (IN THOUSANDS OF DOLLARS)
Revenue, unaffiliated companies:
1999.........................................  $  419,854     $  368,306    $     --      $  788,160
1998.........................................     622,232        139,530          --         761,762
1997.........................................     539,381             --          --         539,381
Revenue, includes affiliates:
1999.........................................  $  426,363     $  369,166    $ (7,369)     $  788,160
1998.........................................     639,134        139,559     (16,931)        761,762
1997.........................................     541,913            451      (2,983)        539,381
Operating profit:
1999.........................................  $  (23,396)    $   62,468    $     --      $   39,072
1998.........................................     119,723         24,245          --         143,968
1997.........................................     129,367         (3,011)         --         126,356
Assets:
1999.........................................  $2,220,271     $1,956,380    $     --      $4,176,651
1998.........................................   1,847,534      1,577,571          --       3,425,105
Depreciation and amortization:
1999.........................................  $  189,335     $   49,241    $     --      $  238,576
1998.........................................     254,027         19,772          --         273,799
1997.........................................     191,022            671          --         191,693
Unusual items:
1999.........................................  $   82,855     $    7,000                  $   89,855
1998.........................................      18,397          7,340                      25,737
1997.........................................          --             --                          --
Interest expense, net:
1999.........................................  $   40,622     $   47,636    $     --      $   88,258
1998.........................................      28,670         11,571          --          40,241
1997.........................................      24,665             --          --          24,665
Additions to long-lived tangible assets:
1999.........................................  $  554,972     $  451,615    $     --      $1,006,587
1998.........................................     615,502        294,356          --         909,858
1997.........................................     457,104        215,035          --         672,139
Investment in equity method investees:
1999.........................................  $   98,815     $   10,658    $     --      $  109,473
1998.........................................      83,022          8,628    $     --          91,650

     Since the Company provides services to the oil and gas industry worldwide, a substantial portion of the Company's property and equipment is mobile, and the respective locations at the end of the period (as listed in the table below, together with multi-client library) are not necessarily indicative of the earnings of the related property and equipment during the period. The geographic classification of income statement amounts listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically located.

Information by geographic region is summarized as follows:

                                                                                                 ELIMINATION
                                                                                                     OF
                                                                                                 AFFILIATED
YEARS ENDED DECEMBER 31,  AMERICAS       UK        NORWAY    ASIA/PACIFIC    AFRICA     OTHER       SALES        TOTAL
------------------------  --------   ----------   --------   ------------   --------   -------   -----------   ----------
                                                             (IN THOUSANDS OF DOLLARS)
Revenue, unaffiliated
  companies:
  1999..................  $152,088   $  381,452   $118,788     $ 69,718     $ 61,535   $ 4,579          --     $  788,160
  1998..................  251,157       232,092     84,908      123,726       42,581    27,298          --        761,762
  1997..................  208,983       119,295     47,617       88,915       37,711    36,860          --        539,381
Revenue, includes
  affiliates:
  1999..................  $168,237   $  389,407   $138,081     $ 70,942     $ 61,535   $ 8,670    $(48,712)    $  788,160
  1998..................  262,066       243,843     89,064      125,556       42,581    46,022     (47,370)       761,762
  1997..................  211,416       123,378     50,309       90,639       42,702    40,430     (19,493)       539,381
Operating profit:
  1999..................  $(33,707)  $   96,098   $  2,843     $(30,053)    $  4,549   $  (658)         --     $   39,072
  1998..................   25,917        83,705      1,978       26,033        6,881      (546)         --        143,968
  1997..................   56,015        31,247     (1,438)      18,765        9,508    12,259          --        126,356
Long-lived tangible
  assets:
  1999..................  $479,725   $2,279,954   $220,205     $120,472     $110,751   $35,164          --     $3,246,271
  1998..................  450,384     1,785,097    157,737       67,236       15,689    25,907          --      2,502,050
Depreciation and
  amortization:
  1999..................  $68,530    $   93,579   $ 30,489     $ 26,331     $ 17,552   $ 2,095          --     $  238,576
  1998..................  122,282        83,757     17,086       36,576        6,952     7,146          --        273,799
  1997..................   85,573        40,301     16,724       24,322       11,829    12,944          --        191,693

     Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenue for the years ended December 31, 1999, 1998 and 1997.

     For the year ended December 31, 1999, the Company's largest customer accounted for approximately 16% of the Company's revenue, all of which was production services revenue. For the years ended December 31, 1998 and 1997, no single customer accounted for more than 10% of the Company's revenue.

NOTE 19 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid during the year includes payments for:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1999      1998      1997
                                                          -------   -------   -------
                                                           (IN THOUSANDS OF DOLLARS)
Interest, net of capitalized interest...................  $83,957   $45,054   $23,643
Income taxes............................................    7,790     3,084     9,179

     The Company entered into capital lease agreements for new equipment aggregating $3.5 million, $13.3 million, and $17.7 million in 1999, 1998 and 1997, respectively.

     During 1997, Acadian (Note 2) financed the purchase of seismic equipment through $22.3 million in aggregate secured debt to the supplier. The Company retired the supplier debt in July 1998, upon consummation of the Acadian acquisition.

NOTE 20 -- FINANCIAL EXPENSE, NET

     Financial expense, net, includes the following:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
                                                         (IN THOUSANDS OF DOLLARS)
Interest income......................................  $  4,494   $  7,979   $  8,217
Interest expense.....................................   (92,752)   (48,220)   (32,882)
Minority interest on trust preferred securities
  (Note 9)...........................................    (7,711)        --         --
                                                       --------   --------   --------
     Financial expense, net..........................  $(95,969)  $(40,241)  $(24,665)
                                                       ========   ========   ========

NOTE 21 -- UNUSUAL ITEMS

     During 1999, the Company experienced a significant decrease in the demand for its geophysical services due to the low price of oil during 1998 and the first half of 1999. As a result of these reduced activity levels, the Company implemented certain restructuring efforts and recorded charges during the first and third quarters related to these efforts as summarized below:

                                                                                         ACCRUED
                                                                             AMOUNTS    BALANCE AT
                                                                             PAID IN   DECEMBER 31,
                                                              TOTAL CHARGE    1999         1999
                                                              ------------   -------   ------------
                                                                    (IN THOUSANDS OF DOLLARS)
Cash charges:
  Severance for approximately 500 employees.................    $12,685      $ 6,063     $ 6,622
  Lease termination, derigging and other obligations........     38,734       28,036      10,698
                                                                -------      -------     -------
     Cash charges...........................................     51,419       34,099      17,320
                                                                -------      -------     -------
Non-cash charges -- write-off and write-down of property
  and equipment.............................................     22,535
                                                                -------
          Total cash and non-cash charges...................    $73,954
                                                                =======

     The employees terminated were primarily field and support personnel associated with marine, transition zone and land seismic operations that were removed from service, and employees within the Company's data processing operations. Approximately 400 employees had been terminated as of December 31, 1999. The amount accrued was based upon the positions eliminated, length of service and any statutory or legal requirements applicable within the country where the terminations occurred. The Company estimates that all of the accrued severance at December 31, 1999 will be paid during 2000.

     The Company accrued $38.7 million for costs to (1) derig marine vessels removed from operations, (2) settle contractual obligations associated with leased vessels and equipment removed from service, and (3) accrue for certain other incremental costs associated with the Company's restructuring efforts.

     The impairment of property and equipment primarily consisted of the write-off or write-down of geophysical assets that are either being scrapped, disposed of or will not benefit future operations, and the write-off of leasehold improvements associated with leased vessels and equipment removed from service. The Company also recognized $15.9 million in impairment charges for certain software, equity investment and other assets.

     Impairment charges were based upon a comparison of the assets' carrying amounts to internal estimates of the realizable fair market values.

     During the fourth quarter of 1998, the Company recorded impairment charges totaling $22.7 million in response to management's assessment of asset values in light of the general decline in oil and gas market demand. Of the total, $7.8 million in charges related to the multi-client library, $11.5 million related to certain of the Company's equity investments, and $3.4 million related to property items associated with the Company's oil and gas interests.

     At December 31, 1999, seismic vessels and equipment totaling $101.4 million in carrying value were temporarily idled.

NOTE 22 -- SUMMARIZED FINANCIAL INFORMATION

PGS EXPLORATION AS

     PGS Exploration AS ("PEXAS"), a Norwegian corporation, is a wholly owned subsidiary of the Company. PEXAS is the largest geophysical services company within the PGS group of companies. PEXAS is also the charterer of the Ramform Explorer and the Ramform Challenger. The Company has fully and unconditionally guaranteed PEXAS charter obligations in connection with certain debt securities issued in order to finance the purchase of these vessels. Summarized financial information for PEXAS and its consolidated subsidiaries is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with US GAAP. Separate financial statements and other disclosures with respect to PEXAS are omitted because the information contained therein, in light of the information contained in the consolidated financial statements of the Company, would not be material.

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
                                                                (IN THOUSANDS OF DOLLARS)
INCOME STATEMENT DATA
Revenue....................................................  $210,459    $138,816    $200,908
Operating profit...........................................   (10,924)      3,576      40,983
Net income.................................................   (13,151)      9,043      20,249
BALANCE SHEET DATA
Current assets.............................................  $100,165    $132,420    $272,984
Noncurrent assets..........................................   490,663     207,064     206,661
Current liabilities........................................    61,116      82,338     171,027
Noncurrent liabilities.....................................   425,704     139,988     194,796
Equity.....................................................   104,008     117,158     113,822

OSLO EXPLORER PLC AND OSLO CHALLENGER PLC

     Both Oslo Explorer PLC ("Explorer") and Oslo Challenger PLC ("Challenger"), Isle of Man public limited companies, are wholly owned subsidiaries of the Company, purchased on April 4, 1997 (Note 8). Explorer and Challenger own the Ramform Explorer and the Ramform Challenger, respectively, and lease these vessels to PEXAS pursuant to long-term bareboat charters. Explorer and Challenger are jointly and severally liable under mortgage notes, in an original principal amount of $165.7 million, which were issued to finance the purchase of the Ramform Explorer and the Ramform Challenger. Summarized financial information for each of Explorer and Challenger is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with US GAAP. Separate financial statements and other disclosures with respect to Explorer and Challenger are omitted because the information, in light of the information contained in the consolidated financial statements of the Company, would not be material.

                                                                 YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------
                                                               1999                     1998
                                                      ----------------------   ----------------------
                                                      EXPLORER    CHALLENGER   EXPLORER    CHALLENGER
                                                      --------    ----------   --------    ----------
                                                                 (IN THOUSANDS OF DOLLARS)
INCOME STATEMENT DATA
Revenue.............................................  $ 7,560      $ 7,520     $ 7,720      $ 7,679
Net income..........................................    1,673        1,634       1,572        1,531
BALANCE SHEET DATA
Current assets......................................  $    --      $    --     $    --      $    --
Noncurrent assets...................................   78,394       78,278      80,113       80,037
Current liabilities.................................    4,972        4,972       4,690        4,690
Noncurrent liabilities..............................   67,626       67,625      71,299       71,299
Equity..............................................    5,796        5,681       4,124        4,048

                               INDEX TO EXHIBITS

         NUMBER
         ------
          1.1            -- Articles of Association, as amended (English translation)
          2.1            -- Indenture, dated as of April 1, 1998, between Petroleum
                            Geo-Services ASA and Chase Bank of Texas, National
                            Association, as trustee, in respect of senior debt
                            securities (incorporated by reference to exhibit 2.12 of
                            the Annual Report of Petroleum Geo-Services ASA on Form
                            20-F for the year ended December 31, 1997 (SEC File No.
                            1-14614))
          2.2            -- First Supplemental Indenture, dated as of April 1, 1998, between Petroleum Geo-Services ASA and Chase Bank of
                            Texas, National Association, as trustee, in respect of
                            6 5/8% Senior Notes due 2008 and 7 1/8% Senior Notes due
                            2028 (incorporated by reference to exhibit 2.13 of the
                            Annual Report of Petroleum Geo-Services ASA on Form 20-F
                            for the year ended December 31, 1997 (SEC File No.
                            1-14614))
          2.3            -- Revolving Credit Agreement dated as of September 4, 1998 among Petroleum Geo-Services ASA, Chase Manhattan PLC, as
                            arranger, Chase Manhattan International Limited, as
                            agent, and the financial institutions listed therein
                            (incorporated by reference to exhibit 2.5 of the Annual
                            Report of Petroleum Geo-Services ASA on Form 20-F for the
                            year ended December 31, 1998 (SEC File No. 1-14614))

Petroleum Geo-Services ASA and its consolidated subsidiaries are party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of Petroleum Geo-Services ASA and its subsidiaries on a consolidated basis. Pursuant to paragraph A.2(iii) of the instructions to the exhibits to Form 20-F, Petroleum Geo-Services ASA agrees to furnish a copy of such instruments to the SEC upon request.

          3              -- Upon request of the SEC, Petroleum Geo-Services ASA will file as an exhibit a list or diagram of all its
                            subsidiaries
         23.1            -- Consent of PricewaterhouseCoopers LLP