Form 20-F/A
period 2000-12-31
PETROLEUM GEO SERVICES ASA
filed 2002-02-15
CIK 902053

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to

Commission File Number: 1-14614

Petroleum Geo-Services ASA
(Exact name of registrant as specified in its charter)

Kingdom of Norway

(Jurisdiction of incorporation or organization)

Strandveien 4, N-1366 Lysaker, Norway

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one share of nominal value NOK 5 per share	New York Stock Exchange
PGS Trust I 9 5/8% Trust Preferred Securities	New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     As of December 31, 2000, the number of shares outstanding was 102,347,987.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑          No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☑

RESTATEMENT

      We hereby amend the following items of our Annual Report on Form 20-F for the year ended December 31, 2000 as originally filed with the Securities and Exchange Commission on June 16, 2001:

•	“Key Information — Selected Financial Data” in Item 3 of Part I

•	“Operating and Financial Review and Prospects” in Item 5 of Part I

•	“Financial Statements” in Item 18 of Part III

      This Form 20-F/ A is being filed to include restated consolidated financial statements and related disclosures as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000.

      The restatement related to two different matters. The first matter involved our accounting for agreements entered into in 1998 and 1999 to hedge our exposure to Norwegian taxes arising out of the conversion, for Norwegian tax purposes, of our U.S. dollar denominated debt into Norwegian kroner. Fluctuating exchange rates between the dollar and the kroner result in unrealized translation gains and losses, which are generally taxable or deductible currently for Norwegian tax purposes. The hedging agreements, which we refer to as tax equalization swap contracts, were designed to provide an economic hedge against this exchange rate exposure. These tax equalization swap contracts did not, however, qualify for hedge accounting and should have been reflected in our financial statements at fair value in each reporting period. In our results of operations for the first nine months of 2001 as previously announced, we included an unusual, non-cash charge (net of tax) of $17.9 million to reflect the fair value of these contracts as of January 1, 2001. We and our auditors have now determined that the non-cash charge should have been specifically applied in each of our fiscal years 2000, 1999 and 1998. The effect of this restatement was non-cash, net adjustments to previously reported net income for fiscal years 2000, 1999 and 1998 of $2.8 million, ($17.5 million) and ($3.9 million), respectively.

      The second matter involved our revenue recognition policy for some types of volume seismic data licensing arrangements. Historically, we recorded revenue for these types of arrangements when we obtained a signed contract that provided for a fixed price from our customer, the seismic data was ready and available for use, and the collectibility of the receivable was reasonably assured. In some of these arrangements, the agreement permits the customer to select seismic data over a defined period of time and, in some cases, to pay the applicable license fees over a defined future period. In other cases, the license fees are paid before the customer selects the seismic data. Under the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” which became effective January 1, 2000, we and our auditors determined that the revenue associated with these types of arrangements should be deferred until we have entered into a license agreement for specific data with the customer, which occurs after the execution of the initial volume sales agreement. The effect of this restatement was non-cash, net adjustments to previously reported net income for fiscal year 2000 of ($4.6 million), including ($6.6 million) as the cumulative effect of the change in accounting principle.

      For purposes of this Form 20-F/ A, and in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, each item of the annual report on Form 20-F as originally filed on June 16, 2001 that was affected by the restatement has been amended and restated in its entirety. No attempt has been made in this Form 20-F/ A to modify or update other disclosures as presented in the original Form 20-F except as required to reflect the effects of the restatement. In particular, and without limitation, under the captions “Operating and Financial Review and Results — Industry Overview and Outlook” and “— Financial Condition” in Item 5, we have provided information about the business environment applicable to us, the business outlook and other forward-looking information. This information has not been revised from the information provided in the originally filed annual report on Form 20-F because it was not affected by the restatement.

U.S. DOLLAR PRESENTATIONS

      In this Form 20-F/A, references to “U.S. dollars” and “$” are to United States dollars; references to “NOK” are to Norwegian kroner; and references to “British pounds” and “£” are to British pounds sterling.

FORWARD-LOOKING INFORMATION

      Some of the statements contained in this Form 20-F/A are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements:

•	address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future

•	are based on assumptions and analyses that we have made and that we believe were reasonable under the circumstances when made

•	are based on many assumptions, uncertainties and other factors, many of which are beyond our control

      Any one of these assumptions, uncertainties or other factors, or a combination of these assumptions, uncertainties or other factors, could materially affect our future results of operations, financial position, cash flows and whether the forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of our future performance, and our actual results, financial position, cash flows and future developments may differ materially from those projected in the forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements elsewhere in this Form 20-F/A and in the originally filed annual report. We will not update these statements unless the securities laws require us to do so.

PART I

ITEM 3.	Key Information

Selected Financial Data

      We have presented below, on the basis of United States generally accepted accounting principles, our selected consolidated financial data for the five-year period ended December 31, 2000. Independent accountants have audited our consolidated financial statements for each of the five years in the period ended December 31, 2000. From these consolidated financial statements, we have derived the financial data presented below for such periods and as of such dates. You should read the financial data for the three-year period ended December 31, 2000 and as of December 31, 2000 and 1999 in conjunction with, and the financial data are qualified in their entirety by reference to, our consolidated financial statements and notes included in Item 18 of this Form 20-F/A. The financial data presented below as of and for the years ended December 31, 2000, 1999 and 1998 and in our consolidated financial statements and related notes included in Item 18 of this Form 20-F/ A have been restated

•	to reflect fair value accounting for tax equalization swap contracts entered into in 1998 and 1999 to hedge our exposure to Norwegian taxes arising out of the conversion, for Norwegian tax purposes, of our U.S. dollar denominated debt into Norwegian kroner, and

•	to reflect the adoption of Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, which became effective January 1, 2000, to our revenue recognition policy for some types of volume seismic data licensing arrangements.

Please read Note 22 of the notes to our consolidated financial statements for more information related to the restatement.

      We have presented EBITDA in the table to provide additional information about us. Our management uses EBITDA as a supplemental financial measurement in the evaluation of our business. You should not consider EBITDA as an alternative to net income, as an indicator of operating performance or as an alternative to cash flows as a measure of liquidity.

	Years ended December 31,

	2000	1999	1998	1997(7)	1996

	(In thousands, except for share data)
	(As restated)	(As restated)	(As restated)
STATEMENT OF OPERATIONS DATA
Revenue	$913,482	$788,160	$761,762	$539,381	$451,258
Cost of sales, including research and technology costs	430,704	348,919	251,155	181,520	158,884
Depreciation and amortization	262,109	238,576	273,799	191,693	170,010
Selling, general and administrative costs	75,938	71,738	67,103	39,812	31,841
Unusual items(1)	365,780	89,855	25,737	—	—

Total operating expenses	1,134,531	749,088	617,794	413,025	360,735

Operating profit (loss)	(221,049)	39,072	143,968	126,356	90,523
Income (loss) from equity investments(2)	61,151	(4,935)	854	1,966	1,315
Financial expense, net	(122,933)	(95,969)	(40,241)	(24,665)	(20,633)
Other income (loss), net(3)	(32,774)	(9,144)	33,531	2,092	941

Income (loss) before income taxes	(315,605)	(70,976)	138,112	105,749	72,146
Provision (benefit) for income taxes(4)	(132,756)	(57,137)	30,428	28,165	21,850

Income (loss) before extraordinary charge and cumulative effect of accounting change(5)(6)	(182,849)	(13,839)	107,684	77,584	50,296

Extraordinary charge, net of tax(5)	—	—	—	(3,447)	—
Cumulative effect of accounting change, net of tax(6)	(6,555)	(19,977)	—	—	—

Net income (loss)	$(189,404)	$(33,816)	$107,684	$74,137	$50,296

Income (loss) per share before extraordinary charge and cumulative effect of accounting change(5)(6):
Basic(7)	$(1.79)	$(0.15)	$1.31	$1.20	$0.90
Diluted(7)	$(1.79)	$(0.15)	$1.27	$1.15	$0.88
Net income (loss) per share:
Basic(7)	$(1.86)	$(0.36)	$1.31	$1.15	$0.90
Diluted(7)	$(1.86)	$(0.36)	$1.27	$1.10	$0.88
Basic shares outstanding(7)	102,020,830	94,767,967	82,260,652	64,519,503	55,921,976
Diluted shares outstanding(7)	102,020,830	94,767,967	84,794,836	67,358,004	56,963,730
BALANCE SHEET DATA
Cash and cash equivalents	$145,215	$63,044	$53,273	$127,491	$125,250
Multi-client library, net	854,899	816,423	553,415	325,181	236,258
Total assets	4,293,651	4,184,997	3,426,627	1,677,848	1,081,389
Total long-term debt and capital lease obligations	2,171,981	1,998,530	1,421,670	550,450	331,499
Capital stock	1,286,426	1,278,999	1,058,811	580,991	338,198
Shareholders’ equity	1,372,001	1,568,417	1,393,238	811,347	499,845
OTHER DATA
EBITDA(8)	$406,840	$367,503	$443,504	$318,049	$260,533
Cash flows from operating activities	175,523	200,678	274,656	228,686	212,406
Capital expenditures	126,883	667,869	521,630	468,872	172,910
Investment in multi-client library	270,241	338,718	388,228	203,267	137,475

(1)	Unusual items for the year ended December 31, 2000 include the following impairment charges: $166.5 million related to the multi-client library, $148.8 million related to property, equipment and other assets, and $50.5 million related to loss contracts. Unusual items for the year ended December 31, 1999 include $74.0 million in restructuring charges and $15.9 million in asset impairments. Unusual items for the year ended December 31, 1998 include $22.7 million in asset impairments and $3.0 million in merger costs for the acquisition of Acadian Geophysical Services, Inc. (“Acadian”) in July 1998, which was accounted for as a pooling of interests.

(2)	Income from equity investments for the year ended December 31, 2000 includes a gain of $54.7 million associated with the sale of our share holdings in Spinnaker Exploration Company, which investment had been accounted for under the equity method.

(3)	Other income (loss), net for the years ended December 31, 2000, 1999 and 1998 includes charges of $61.4 million, $32.8 million and $5.2 million, respectively, related to the fair value of tax equalization swap contracts. Amounts related to the fair value of these contracts include adjustments to restate our previously reported results of operations for those years. Please read Note 22 of the notes to our consolidated financial statements for more information related to the restatement. Other income (loss), net for the years ended December 31, 2000, 1999 and 1998 also includes $26.0 million, $19.1 million and $32.5 million, respectively, in UK lease gains.

(4)	Provision (benefit) for income taxes for the years ended December 31, 2000, 1999 and 1998 includes $50.3 million, $14.8 million and $1.5 million, respectively, of benefit related to tax equalization swap contracts. Amounts related to the fair value of these contracts include adjustments we have made to restate our previously reported results of operations for those years. Please read Note 22 of the notes to our consolidated financial statements for more information related to the restatement.

(5)	During March 1997, we prepaid our $30 million 7.12% senior notes due February 2004 and our $95 million 7.33% senior notes due February 2006. As a result, we incurred an extraordinary charge of $3.4 million, net of tax benefits of $1.3 million. The extraordinary charge consisted of a write-off of the associated debt issuance costs and the prepayment premium.

(6)	Effective January 1, 2000, we adopted SAB No. 101. Application of this SAB required that we defer revenue recognition on some types of volume seismic data licensing arrangements until we have entered into a license agreement for specific data with the customer. Accordingly, we recognized a charge to income of $6.6 million, net of tax benefits of $2.5 million, as the cumulative effect of the change in accounting principle. As a result of the application of SAB No. 101, $15.6 million of licensing arrangements has been deferred as of December 31, 2000 and will be recognized as revenue in the future as we enter into specific data license agreements. Effective January 1, 1999, we adopted Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-up Activities.” This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, we have recognized a charge to income of $20.0 million, net of tax benefits of $8.1 million, for the year ended December 31, 1999 as the cumulative effect of the change in accounting principle.

(7)	We effected a stock split during June 1998. All share data have been restated to reflect this stock split and all 1997 information has been restated to reflect the acquisition of Acadian in July 1998.

(8)	We define EBITDA for this purpose as operating profit before depreciation and amortization and unusual items.

ITEM 5.	Operating and Financial Review and Prospects

      You should read the discussion under this caption in conjunction with our consolidated financial statements and the related notes in Item 18 of this Form 20-F/A and “Key Information — Selected Financial Data” in Item 3 of this Form 20-F/A. This discussion is based upon, and the financial statements have been prepared in accordance with, United States generally accepted accounting principles. The following information contains forward-looking statements. You should refer to the section in this Form 20-F/A captioned “Forward-Looking Information” for cautionary statements relating to forward-looking statements.

Restatement

      As more fully described in Note 22 of the notes to our consolidated financial statements included in Item 18 of this Form 20-F/ A, the financial statements and related disclosures as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998 have been restated

•	to reflect fair value accounting for tax equalization swap contracts entered into in 1998 and 1999 to hedge our exposure to Norwegian taxes arising out of the conversion, for Norwegian tax purposes, of our U.S. dollar denominated debt into Norwegian kroner, and

•	to reflect the adoption of SAB No. 101, which became effective January 1, 2000, to our revenue recognition policy for some types of volume seismic data licensing arrangements.

The effects of the restatement on the results of operations included in our consolidated financial statements are included below:

	Years ended December 31,

	2000		1999		1998

		As previously		As previously		As previously
	As restated	reported	As restated	reported	As restated	reported

	(In thousands, except per share data)
Revenue	$913,482	$906,233	$788,160	$788,160	$761,762	$761,762
Cost of sales	424,027	423,121	333,060	333,060	236,647	236,647
Depreciation and amortization	262,109	258,484	238,576	238,576	273,799	273,799
Total operating expenses	1,134,531	1,130,000	749,088	749,088	617,794	617,794
Operating profit (loss)	(221,049)	(223,767)	39,072	39,072	143,968	143,968
Other income (loss), net	(32,774)	28,583	(9,144)	23,650	33,531	38,966
Income (loss) before income taxes	(315,605)	(256,966)	(70,976)	(38,182)	138,112	143,547
Provision (benefit) for income taxes	(132,756)	(69,392)	(57,137)	(41,890)	30,428	31,950
Income (loss) before cumulative effect of accounting change	(182,849)	(187,574)	(13,839)	3,708	107,684	111,597
Cumulative effect of accounting change, net of tax	(6,555)	—	(19,977)	(19,977)	—	—
Net income (loss)	(189,404)	(187,574)	(33,816)	(16,269)	107,684	111,597
Basic income (loss) per share before cumulative effect of accounting change	(1.79)	(1.84)	(0.15)	0.04	1.31	1.36
Cumulative effect of accounting change	(0.07)	—	(0.21)	(0.21)	—	—
Basic income (loss) per share	(1.86)	(1.84)	(0.36)	(0.17)	1.31	1.36
Diluted income (loss) per share before cumulative effect of accounting change	(1.79)	(1.84)	(0.15)	0.04	1.27	1.32
Cumulative effect of accounting change	(0.07)	—	(0.21)	(0.21)	—	—
Diluted income (loss) per share	(1.86)	(1.84)	(0.36)	(0.17)	1.27	1.32

Overview

How We Categorize Our Business

      Our services may be divided into two general categories consisting of:

•	geophysical services, which includes:

•	seismic data acquisition and processing

•	reservoir characterization, monitoring and consulting services

•	production services, which includes:

•	floating production, storage and offloading (“FPSO”) operations

•	production management services

Seasonality

      Our geophysical services business has historically reflected seasonality as a result of weather-related factors. Our first and fourth quarters, in particular, are generally negatively affected by adverse weather conditions in the North Sea, which prevent full operation of seismic crews and vessels. During such periods, we generally repair our seismic vessels and relocate them to areas with more favorable weather conditions to conduct seismic activities. On the other hand, fourth quarter revenue has historically been positively affected by end-of-year sales of multi-client data to oil and gas companies. In addition, licensing activities and oil and gas lease sales may affect quarterly operating results. Our FPSO and our production management services generally do not experience material seasonal fluctuations.

Industry Overview and Outlook

      Overall oil and gas market conditions deteriorated significantly in 1998 and the first half of 1999, as oil prices decreased to close to $11 per barrel and oilfield service activity declined to historic lows. During 2000, both oil and natural gas prices increased sharply to much higher levels than in the previous few years. If sustained, higher oil and gas prices generally result in increased demand for geophysical services. However, capital expenditures on seismic exploration activities by the oil and gas companies have lagged behind the recovery in oil and gas prices. Consequently, our level of geophysical services did not increase on an equivalent basis to the increases in oil and gas prices.

      The recovery in exploration and production spending was negatively affected by continued caution among our customers about the long-term hydrocarbon price environment and by consolidation in the oil and gas industry generally.

      At year end 2000, we recognized significant impairment charges reflecting the slow industry recovery. During 1999, we undertook a number of restructuring efforts to adjust our businesses to current and expected market conditions, reducing our seismic acquisition capacity in both marine and land operations and reducing a portion of our data processing capacity. These adjustments to our operations resulted in a reduction of our workforce. The financial impact of these impairments and restructuring efforts are discussed further below under the caption “— Results of Operations.”

      We continue to expect that higher oil and gas prices will prompt greater oil and gas company spending on the application of enhanced production techniques — such as our PetroTracTM suite of advanced seismic tools — to existing reservoirs. We expect these higher prices — together with declining oil and gas reserves and a declining portfolio of drilling prospects identified prior to the 1999 industry downturn — to lead to increased exploration offshore Brazil and West Africa and in the deepwater Gulf of Mexico, some of the areas where we have focused our recent multi-client activity. Additionally, we expect to benefit from the future award of exploration and development licenses by host countries in West Africa and the Asia Pacific region through uplift fees due under previously executed multi-client sales contracts.

We also expect to benefit generally, and through our marine contract business specifically, from growing demand for our high-density Ramform reservoir characterization services.

Accounting for Multi-Client Sales and Data Library

      We derive a substantial portion of our revenue from marine seismic acquisition contracts performed on an exclusive basis for our customers and from sales of multi-client marine seismic data. Revenue from sales of multi-client data is either (1) in the form of prefunding, defined as amounts funded by customers prior to or during the acquisition phase and recognized as revenue on a percentage-of-completion basis, or (2) in the form of sales of data from our multi-client library that are recognized as revenue we enter into a license agreement for specific data with the customer. For multi-client surveys, we typically obtain prefunding for a portion of the costs of such surveys from a small number of oil and gas companies that desire to obtain seismic data in the areas to be covered by the surveys. As a result, we assume the risk that future sales of such data may not ultimately cover the remaining costs. We include the direct and indirect costs of acquiring and processing multi-client data in our multi-client library and charge such costs to operating expense based on a percentage of current period multi-client revenue to total estimated multi-client revenue. Our accounting policies also require us to amortize these costs at minimum rates and to periodically evaluate the library for impairment.

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

Results of Operations

2000 Compared with 1999

      Revenue for the year ended December 31, 2000 totaled $913.5 million, an increase of approximately 16% over revenue for the year ended December 31, 1999. The production services group contributed $450.9 million of 2000 revenue versus $368.3 million for 1999. This 22% increase in production services revenue in 2000 reflected seven additional production months from the Petrojarl Varg (which we acquired in July 1999) and an increase in the level of third-party platform services provided by our Atlantic Power group. These increases were partly offset by suspended production operations on the Petrojarl I and Ramform Banff, as these FPSO systems underwent significant upgrades during the fourth quarter of 2000. Geophysical services revenue for year ended December 31, 2000 totaled $462.6 million and reflected an increase of 10%, or $42.8 million, from 1999 revenue. This increase was attributable to the higher level of contract seismic activity during the 2000 summer season. Multi-client seismic revenue for 2000 totaled $248.2 million, an increase of 2%, or $6.0 million, from comparable 1999 revenue.

      Cost of sales (including research and technology costs) for the year ended December 31, 2000 increased by $81.8 million, or 23%, as compared to the prior year. Cost of sales as a percentage of revenue was 47% for the year ended December 31, 2000 as compared to 44% for 1999. The increase in cost of sales reflected the full year of production services from the Petrojarl Varg and the increase in platform services and geophysical contract seismic activity over the year. The increase in the cost of sales as a percentage of revenue primarily reflected continued low pricing for geophysical services and an increase in the lower margin platform services.

      Depreciation and amortization for the year ended December 31, 2000 increased by $23.5 million, or 10%, as compared to the prior year. Depreciation and amortization represented 29% and 30% of 2000 and 1999 revenue, respectively. The increase in depreciation and amortization reflected the full year of production services from the Petrojarl Varg and the higher level of geophysical contract seismic services. The average multi-client amortization rate during the year ended December 31, 2000 was 57%, equal to the 1999 rate.

      Selling, general and administrative costs for the year ended December 31, 2000 increased by $4.2 million, or 6%, as compared to the prior year. This increase was due in part to a gain for the year ended December 31, 1999 from our production services group related to resolution of a legal contingency. As a percentage of revenue, these costs were relatively consistent at 8% and 9% for the years ended December 31, 2000 and 1999, respectively.

      Operating profit (before unusual items) for the year ended December 31, 2000 was $144.7 million, 12% higher than comparable operating profit for 1999. Operating profit margin (before unusual items) for the year ended December 31, 2000 remained consistent with the comparable 1999 margin at 16%.

      Production services operating profit (before unusual items) for the year ended December 31, 2000 increased by 48% ($33.6 million) over operating profit for 1999; operating profit margin (before unusual items) improved from 19% for 1999 to 23% for 2000. The improved production services operating profit resulted primarily from the additional seven production months from the Petrojarl Varg and greater production from the Petrojarl Foinaven.

      Geophysical services operating profit (before unusual items) for the year ended December 31, 2000 decreased by 30% ($17.9 million) from operating profit for 1999; operating profit margin (before unusual items) declined from 14% for 1999 to 9% for 2000. Operating profit from the geophysical services segment did not reflect the significant, sustained rebound in oil and gas prices that occurred during 2000, as exploration and development spending by oil and gas companies did not increase in tandem with the oil and gas price increases. Additionally, the depressed oil and gas company spending level resulted in lower prices for geophysical services, and this reduced pricing also adversely affected our operating profit. As a result of these market conditions, we reviewed the carrying amounts of our assets and long-term contract performance and recorded $365.8 million in unusual items for the year ended December 31, 2000 that consisted of: $166.5 million in impairment charges against our multi-client library; $148.8 million in impairment charges against property, equipment and other assets; and $50.5 million in contract losses. Although primarily related to the geophysical services segment, these charges included $77.2 million related to the Ramform Banff and other production assets. We believe that the upgrade of the Ramform Banff, which commenced in the fourth quarter of 2000 and was completed in the first quarter of 2001, will significantly improve uptime performance from this asset.

      Income from equity investments for the year ended December 31, 2000 included a $54.7 million gain associated with the sale of our share holdings in Spinnaker Exploration Company.

      Net financial expense for the year ended December 31, 2000 increased by 28% ($27.0 million) over net financial expense for the year ended December 31, 1999. The increase in financial expense for 2000 was due to the issuance in March 2000 of $225.0 million in senior unsecured notes, five additional months of expense on our trust preferred securities (issued in June 1999) and a higher average level of indebtedness outstanding under our revolving bank credit facility.

      Other expense, net for the year ended December 31, 2000 included a $28.6 million increase in fair value expense associated with our tax equalization swap contracts and $26.0 million in gains associated with UK leases. For the year ended December 31, 1999, other expense, net included $19.1 million in gains associated with UK leases. We do not expect to recognize any significant income or cash flows related to UK leases in future periods.

      The $132.8 million income tax benefit provided for the year ended December 31, 2000 consisted of (1) a benefit of $10.2 million on the results of continuing operations; (2) a net benefit of $72.3 million associated with the $365.8 million in unusual charges, the $26.0 million UK lease gain and the $54.7 million gain on the Spinnaker sale; and (3) a net benefit of $50.3 million related to tax equalization swap contracts.

      The cumulative effect of accounting change, net of tax, was recorded as of January 1, 2000 and reflected our adoption of the provisions of SAB No. 101. This accounting change related to our accounting for some types of volume seismic data licensing arrangements and included adjustments to revenue

($22.8 million), amortization ($11.4 million) and commissions expense ($2.3 million). The aggregate $9.1 million cumulative effect charge was reduced by a $2.5 million tax benefit.

1999 Compared with 1998

      Revenue for the year ended December 31, 1999 totaled $788.2 million, an increase of approximately 3% over revenue for the year ended December 31, 1998. The production services group contributed $368.3 million of 1999 revenue versus $139.5 million for 1998. The increase in production services revenue in 1999 resulted from the FPSO operations acquired from Awilco ASA in May 1998; the operations of Atlantic Power Group Limited acquired in August 1998; the Ramform Banff, which began production in January 1999; and the Petrojarl Varg, which we acquired in July 1999. Geophysical services revenue for 1999 totaled $419.9 million, a decline of 33%, or $202.4 million, from 1998. The significant decrease in exploration and development spending by oil and gas companies and the resulting depressed market for oilfield services during 1999 resulted in lower multi-client and contract seismic sales revenue compared to 1998 levels.

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

      Unusual items for the year ended December 31, 1999 totaled $89.9 million and included $74.0 million in restructuring charges as well as $15.9 million in asset impairments caused by market conditions. During 1999, we experienced a significant decrease in the demand for our geophysical services due to the low price of oil during 1998 and the first half of 1999. As a result of these reduced activity levels, we implemented various restructuring efforts and recorded charges during the first and third quarters related to these efforts, as summarized below:

			Accrued		Accrued
			balance at	Amounts	balance at
		Amounts paid	December 31,	paid in	December 31,
	Total charge	in 1999	1999	2000	2000

	(in millions)
Cash charges:
Severance for approximately 500 employees	$12.7	$6.1	$6.6	$6.6	$—
Lease termination, derigging and other obligations	38.7	28.0	10.7	10.7	—

Cash charges	51.4	34.1	17.3	17.3	—

Non-cash charges-write-off and write-down of property and equipment	22.6

Total cash and non-cash charges	$74.0

      The employees whose employment was terminated were primarily field and support personnel associated with marine, transition zone and land seismic crews that we removed from service, and employees within our data processing operations. We terminated the employment of approximately 400 employees as of December 31, 1999 and of approximately 100 additional employees during 2000. We based the accrued charges on the positions eliminated, length of service and any statutory or legal requirements applicable within the country where the terminations occurred. We paid all of the costs accrued at December 31, 1999 during 2000.

      We accrued $38.7 million for costs to (1) derig marine vessels removed from operations, (2) settle contractual obligations associated with leased vessels and equipment removed from service, and (3) reflect other restructuring efforts.

      The impairment of property and equipment primarily consisted of (1) the write-down of geophysical assets that were scrapped, disposed of or were not expected to benefit future operations, and (2) the write-off of leasehold improvements associated with leased vessels and equipment removed from service. We also recognized $15.9 million in impairment charges for software, equity investment and other assets. Impairment charges were based on a comparison of the assets’ carrying amounts to internal estimates of the realizable fair market values.

      All balances accrued at December 31, 1999 were paid out during the year ended December 31, 2000.

      Net financial expense for the year ended December 31, 1999 increased by $55.7 million as compared to the prior year. The increase was primarily due to an increase in outstanding debt during 1999, incurred primarily to finance the delivery of the Ramforms Victory and Vanguard and the acquisition of the Petrojarl Varg.

      Other expense, net for the year ended December 31, 1999 included a $27.4 million increase in fair value expense associated with our tax equalization swap contracts. In addition, other expense, net for the year ended December 31, 1999 included $19.1 million in gains associated with UK leases that we implemented on some of our vessels and equipment. For 1998, other income, net included $32.5 million in such gains.

      An income tax benefit was provided on the current income from operations as a result of (1) losses relating to operations in high-tax rate jurisdictions due to depressed conditions in the oilfield services market during 1999; (2) significant income earned in low or no-tax rate jurisdictions; (3) the recognition of $15.3 million in tax gains related to the successful resolution of tax issues; and (4) a $14.8 million benefit related to tax equalization swap contracts.

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

      Effective January 1, 1999, we adopted Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-up Activities.” Accordingly, we expensed as a cumulative effect of an accounting change all previously capitalized start-up costs. The $20.0 million in expensed costs, net of income tax benefits of $8.1 million, included costs related to the start-up of our floating production business, our reservoir monitoring business and our multi-component, vertical cable and land seismic businesses, as well as costs related to the opening of various worldwide offices. Subsequent to adoption, all start-up costs are expensed as incurred.

Financial Condition

Capital Requirements

      The majority of our capital requirements consist of capital expenditures related to:

•	seismic vessels and equipment

•	FPSO vessels and equipment

•	investments in our 3D multi-client library

•	computer processing and reservoir monitoring equipment

•	working capital related to the growth and seasonal nature of our business

In prior years, our capital requirements have related not only to normal ongoing equipment replacement and refurbishment needs, but also to increases in capacity in our seismic data acquisition operations and our FPSO operations. In 2000, we did not have significant capital expenditures related to capacity additions.

      Capital expenditures of $126.9 million for 2000 related primarily to ongoing maintenance capital expenditures and the upgrade of both the Ramform Banff and Petrojarl I FPSO systems. Capital expenditures of $667.9 million for 1999 related primarily to the acquisition of the Petrojarl Varg in July 1999 and to final payments on the Ramform Victory (delivered in January 1999), the Ramform Vanguard (delivered in April 1999) and the Ramform Banff (which commenced production in the first quarter of 1999). Capital expenditures of $521.6 million for 1998 related primarily to the acquisition of Acadian Geophysical Services, Inc. (in July 1998, under the pooling of interests method of accounting) and to payments on the Ramform Valiant (delivered in January 1998), the Ramform Viking (delivered in March 1998) and the Ramform Banff.

      During 2000, we invested $270.2 million in our multi-client library, primarily in strategic, deepwater seismic surveys in the North Sea, offshore Brazil and West Africa and in the Asia Pacific region. These investments reflected our evaluation of the future market demand for non-exclusive surveys.

      Despite the recent volatility in the oil and gas environment and the impairment charges that we recorded in 2000, we believe that our multi-client investment at December 31, 2000 provides a valuable revenue base. We believe that our multi-client library provides oil and gas companies with an immediately available, cost-effective exploration and development product. In difficult market conditions, the multi-client data allow oil and gas companies to focus their investments and efforts on readily identifiable exploration and development opportunities.

      A substantial amount of our capital expenditures and investments in our multi-client library is discretionary. We do not expect to substantially increase such expenditures and investments in 2001. Apart from ongoing maintenance expenditures, we did not have any major commitments at December 31, 2000 for future capital expenditures other than: the Ramform Banff upgrade, which was completed in the first quarter of 2001; and the Petrojarl I upgrade, which is expected to be completed in mid-2001 and substantially recovered through that FPSO’s next long-term contract. None of these capital expenditure projects is expected to be material to our financial position. We intend to pursue additional FPSO opportunities in the future, but we expect that any substantial investment in additional FPSO assets will be subject to obtaining long-term contracts for those assets.

Capital Resources and Liquidity

      We have historically financed our activities through cash flows from operations, bank credit facilities, the issuance of debt and equity financing and, to a lesser extent, leasing arrangements.

      In December 2000, we sold all of our holdings in Spinnaker Exploration Company, consisting of 5,388,743 shares, for net proceeds of $150.5 million. At December 31, 2000, $70.0 million of the proceeds had been used to repay indebtedness outstanding under the revolving bank credit facility. A $54.7 million pretax gain from this transaction was recognized as additional income from equity investments for the year ended December 31, 2000.

      Also in December 2000, we entered into a definitive agreement with Halliburton to sell our global Petrobank data management business and related software for $175.0 million in cash. The transaction closed in March 2001 and the proceeds received were used, in part, to repay indebtedness outstanding under our revolving bank credit facility.

      In March 2000, we issued $225.0 million of senior unsecured notes. The notes carry a floating interest rate equal to 0.65% over the three-month LIBOR rate for US dollar deposits, subject to quarterly adjustment, with interest payable quarterly. The notes mature in March 2002, but we can redeem them at our option, in whole or in part, on any interest payment date at par plus accrued and unpaid interest. We used the $223.8 million in net proceeds from this issuance primarily to repay indebtedness outstanding under our revolving bank credit facility.

      At December 31, 2000, we had $70.0 million available under our primary committed revolving bank credit facility. This unsecured five-year $430.0 million revolving bank credit facility bears interest at a LIBOR-based rate plus a margin of either 0.35% per annum or 0.40% per annum, depending upon the level of our indebtedness. During December 2000, we entered into a $75.0 million unsecured revolving credit facility with a syndicate of banks. The facility bears interest at a LIBOR-based rate, plus a margin which escalates from 0.4% to 0.6% by maturity; the maturity date is December 2001. At December 31, 2000, we had not drawn any indebtedness under this facility. Additionally during December 2000, we entered into a $21.0 million unsecured bank credit facility to fund some of our oil and gas activities. This facility bears interest at a LIBOR-based rate plus a margin that ranges from 0.63% to 1.4%, and is payable in installments through 2003, with the payment installments tied to future production from oil and gas assets. At December 31, 2000, $3.3 million in short-term debt was outstanding under this credit facility.

      In April 2001, we entered into a securitization transaction related to our multi-client marine seismic data library. In exchange for approximately $233.0 million in net proceeds, we transferred the ownership of a portion of this data library to a wholly-owned subsidiary, which then issued $240.0 million in cumulative preferred stock to a third-party investor. We will redeem the preferred stock, and pay a preferred dividend, solely through the proceeds that we receive on future data sales from the transferred data. Once the $240.0 million plus preferred dividends are repaid, we will retain the full proceeds of any remaining data sales. We will use the $240.0 million in net proceeds primarily to repay indebtedness.

      We expect to finance our future capital expenditures, multi-client investments and working capital needs through a combination of cash on hand, operating cash flows, additional sales of non-core assets and our credit facilities. We cannot assure you that such sources of funds will be available in the future or be available at costs acceptable to us. As a result, in addition to analyzing operating market conditions and/ or the award of long-term contracts, we routinely analyze our available sources of financing before committing to significant capital expenditures.

      We believe that cash on hand, operating cash flows, our available bank credit facilities and the proceeds to be received from the sale of non-core assets will be adequate to meet our current commitments for capital expenditures, anticipated multi-client investments and working capital requirements.

Currency Fluctuations

      While we do not experience any significant effects from inflation, we can experience significant currency fluctuations. The primary currencies for our operations are the U.S. dollar, the Norwegian kroner and the British pound. A strengthening or weakening of the Norwegian kroner or the British pound against the U.S. dollar will generally have an impact on operating profit. During 1997, we changed our functional currency and the functional currency of our principal Norwegian subsidiaries from the Norwegian kroner to the U.S. dollar, as key financing, investing and operational transactions shifted to U.S. dollars. We typically hedge a portion of our exposure to foreign currency exchange rate fluctuations by generally attempting to balance our asset and liability positions and, to a lesser extent, by purchasing foreign currency exchange contracts and other foreign currency exchange instruments from time to time.

      In 1998 and 1999, we entered into tax equalization swap contracts to hedge the cash-flow risk associated with the Norwegian statutory effect of unrealized foreign currency exchange rate fluctuations between the Norwegian kroner and U.S. dollar on our non-kroner denominated financial instruments (primarily U.S. dollar denominated debt and trust preferred securities). These fluctuations are taxable/deductible on a mark-to-market basis for Norwegian statutory purposes, and therefore create current tax liability/benefit positions for us in our tax filings. The aggregate settlement for the year 2000 on these contracts created a $65.2 million liability to be paid to our counterparty in installments during 2001. In addition to the settlement liability, we recorded a $3.8 million benefit to other expense during 2000 to properly reflect the fair value of these contracts. The aggregate settlement for the year 1999 created an $8.4 million liability, which was paid during 2000. We recorded $24.4 million in additional other expense for 1999 to properly reflect the fair value of these tax equalization swap contracts. The aggregate settlement for the year 1998 created a receivable of approximately $0.2 million, which was paid to us during 1999. We recorded $5.4 million in additional other expense in 1998 to properly reflect the fair value of these contracts.

      For the year ended December 31, 2000, we recorded to other income, net $2.9 million in net foreign exchange gains (exclusive of the effect of our tax equalization swap contracts) as the U.S. dollar continued to strengthen against the Norwegian kroner. For 1999, we recorded $4.1 million in net foreign exchange gains (exclusive of the effect of our tax equalization swap contracts). For 1998, net foreign exchange gains were minimal.

      As our level of international operations and the revenue and expenses that we generate in other currencies increases, our exposure to foreign currency exchange rate fluctuations will also increase. These fluctuations could have a material impact on our results of operations.

      Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval, except for the physical transfer of payments in currency which is restricted to licensed banks.

Income Taxes

      Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes,” requires that our provision for income taxes be determined based upon the liability method, in which we recognize deferred tax assets and liabilities based on differences between the financial statement and tax bases of assets. The liability method requires us to evaluate our deferred tax assets for realization based on a “more likely than not” standard, and to provide a valuation allowance where realization is not determined to be “more likely than not.” We have not provided a valuation allowance against our deferred tax assets because we have realized taxable earnings for the substantial portion of our operational history and anticipate that our results of operations in future years are more likely than not to generate taxable income sufficient to allow utilization of the existing deferred tax assets before their expiration.

New Accounting Standard

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value, with certain changes in fair value recognized currently in earnings. In June 1999, the FASB amended SFAS No. 133, delaying the effective date to January 1, 2001. We will not recognize any material effects at the transition to SFAS 133.

PART III

ITEM 18.	Financial Statements

      We specifically incorporate by reference in response to this item the auditors’ reports, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-31.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROLEUM GEO-SERVICES ASA

Date: February 15, 2002

By:	/s/ J. CHRISTOPHER BOSWELL

J. Christopher Boswell
Senior Vice President and Chief Financial Officer

By:	/s/ WILLIAM E. HARLAN

William E. Harlan
Vice President, Chief Accounting
Officer and Controller

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

PETROLEUM GEO-SERVICES ASA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Petroleum Geo-Services ASA and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1 and 22, the Company restated its financial statements for the adoption of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” and to report the fair value of certain derivative financial instruments.

PricewaterhouseCoopers LLP

Houston, Texas
March 12, 2001, except as to the last three paragraphs of Note 4 and the last paragraph of Note 10, which are as of April 30, 2001, and as to the second to last paragraph of Note 1 and Note 22, which are as of January 30, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2000	1999	1998

	(In thousands of dollars, except for share data)

	(As restated, Note 22)
Revenue	$913,482	$788,160	$761,762

Cost of sales	424,027	333,060	236,647
Depreciation and amortization	262,109	238,576	273,799
Research and technology costs	6,677	15,859	14,508
Selling, general and administrative costs	75,938	71,738	67,103
Unusual items	365,780	89,855	25,737

Total operating expenses	1,134,531	749,088	617,794

Operating profit (loss)	(221,049)	39,072	143,968
Income (loss) from equity investments	61,151	(4,935)	854
Financial expense, net	(122,933)	(95,969)	(40,241)
Other income (expense), net	(32,774)	(9,144)	33,531

Income (loss) before income taxes	(315,605)	(70,976)	138,112
Provision (benefit) for income taxes	(132,756)	(57,137)	30,428

Income (loss) before cumulative effect of accounting change	(182,849)	(13,839)	107,684
Cumulative effect of accounting change, net of tax	(6,555)	(19,977)	—

Net income (loss)	$(189,404)	$(33,816)	$107,684

Basic income (loss) per share before cumulative effect of accounting change	$(1.79)	$(0.15)	$1.31
Cumulative effect of accounting change, net of tax	(0.07)	(0.21)	—

Basic income (loss) per share	$(1.86)	$(0.36)	$1.31

Diluted income (loss) per share before cumulative effect of accounting change	$(1.79)	$(0.15)	$1.27
Cumulative effect of accounting change, net of tax	(0.07)	(0.21)	—

Diluted net income (loss) per share	$(1.86)	$(0.36)	$1.27

Basic shares outstanding	102,020,830	94,767,967	82,260,652

Diluted shares outstanding	102,020,830	94,767,967	84,794,836

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,

	2000	1999

	(In thousands of dollars,
	except for share data)

	(As restated, Note 22)
Cash and cash equivalents	$145,215	$63,044
Accounts receivable, net	237,815	240,634
Other current assets, net	90,030	94,926

Total current assets	473,060	398,604
Multi-client library, net	854,899	816,423
Property and equipment, net	2,378,500	2,429,848
Goodwill, net	253,861	264,354
Other long-term assets, net	333,331	275,768

Total assets	$4,293,651	$4,184,997

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term debt and current portion of long-term debt and capital lease obligations	$23,892	$22,409
Accounts payable	105,614	88,065
Accrued expenses	293,119	182,441
Income taxes payable	12,263	9,805

Total current liabilities	434,888	302,720
Long-term debt	2,159,421	1,986,143
Long-term capital lease obligations	12,560	12,387
Other long-term liabilities	78,471	104,737
Deferred tax liabilities	96,260	71,429

Total liabilities	2,781,600	2,477,416

Commitments and contingencies (Note 10)	—	—
Guaranteed preferred beneficial interest in PGS junior subordinated debt securities (Note 9)	140,050	139,164
Shareholders’ equity
Common stock, par value NOK 5; authorized 135,400,587 shares; issued and outstanding 102,347,987 shares at December 31, 2000 and 101,609,587 shares at December 31, 1999	70,542	70,126
Additional paid-in capital	1,215,884	1,208,873
Retained earnings	116,521	305,925
Accumulated other comprehensive loss	(30,946)	(16,507)

Total shareholders’ equity	1,372,001	1,568,417

Total liabilities and shareholders’ equity	$4,293,651	$4,184,977

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2000	1999	1998

	(In thousands of dollars)

	(As restated, Note 22)
Cash Flows From Operating Activities:
Net income (loss)	$(189,404)	$(33,816)	$107,684
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	262,109	238,576	273,799
Non-cash charges	321,070	83,805	22,700
Provision (benefit) for deferred income taxes	(138,421)	(60,629)	3,395
Changes in current assets and current liabilities	(75,901)	(8,401)	(133,408)
Loss on sale of assets	199	3,256	1,366
Other items	(4,129)	(22,113)	(880)

Net cash provided by operating activities	175,523	200,678	274,656

Cash Flows From Investing Activities:
Investment in multi-client library	(270,241)	(338,718)	(388,228)
Capital expenditures	(126,883)	(667,869)	(521,630)
Cash acquired in purchase acquisition	—	—	55,398
Sale of investment in affiliated company	150,508	—	—
Other items, including net proceeds from UK leases	(12,086)	5,496	37,652

Net cash used in investing activities	(258,702)	(1,001,091)	(816,808)

Cash Flows From Financing Activities:
Net proceeds from issuance of long-term debt	223,845	195,712	891,506
Net proceeds from issuance of guaranteed preferred beneficial interest in PGS junior subordinated debt securities	—	138,914	—
Net proceeds from issuance of common stock	7,425	220,024	7,940
Repayment of long-term debt	(15,447)	(29,924)	(486,797)
Net increase (decrease) in revolving and short-term debt	(34,409)	283,334	79,385
Principal payments under capital lease obligations	(7,775)	(13,437)	(24,380)
Lease financing of owned property and equipment	—	15,512	—
Other	(8,068)	—	—

Net cash provided by financing activities	165,571	810,135	467,654

Effect of exchange rate changes in cash and cash equivalents	(221)	49	280
Net increase (decrease) in cash and cash equivalents	82,171	9,771	(74,218)
Cash and cash equivalents at beginning of year	63,044	53,273	127,491

Cash and cash equivalents at end of year	$145,215	$63,044	$53,273

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated other
					comprehensive income

					Foreign	Long-term
	Common Stock		Additional		currency	intercompany	Total other
			paid-in	Retained	translation	currency	comprehensive	Shareholders’
	Number	Par value	capital	earnings	adjustments	losses	loss	equity

	(In thousands of dollars, except for share data)

	(As restated, Note 22)
Balance at December 31, 1997	72,978,568	$27,704	$553,287	$233,692	$8,660	$(11,996)	$(3,336)	$811,347
Comprehensive income:
Net income				107,684				107,684
Other comprehensive loss					(1,083)	(895)	(1,978)	(1,978)
Issuance of common stock	16,084,969	6,288	468,655					474,943
Exercise of stock options	477,000	287	2,590					2,877
Stock split		28,033	(28,033)					—
Distributions to former Acadian shareholders				(1,635)				(1,635)

Balance at December 31, 1998	89,540,537	62,312	996,499	339,741	7,577	(12,891)	(5,314)	1,393,238
Comprehensive loss:
Net loss				(33,816)				(33,816)
Other comprehensive loss					(5,387)	(5,806)	(11,193)	(11,193)
Issuance of common stock	11,159,500	7,232	205,674					212,906
Exercise of stock options	909,550	582	6,700					7,282

Balance at December 31, 1999	101,609,587	70,126	1,208,873	305,925	2,190	(18,697)	(16,507)	1,568,417
Comprehensive loss:
Net loss				(189,404)				(189,404)
Other comprehensive loss					(344)	(14,095)	(14,439)	(14,439)
Exercise of stock options	738,400	416	7,011					7,427

Balance at December 31, 2000	102,347,987	$70,542	$1,215,884	$116,521	$1,846	$(32,792)	$(30,946)	$1,372,001

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — Summary Of Significant Accounting Policies

  Basis of Presentation and Restatement of Previously Issued Financial Statements.

      Petroleum Geo-Services ASA (the “Company”) provides geophysical services and production services. See further discussion of the Company’s services in Note 18.

      The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”) in the United States of America (“US”). The Company’s consolidated financial statements include all accounts of Petroleum Geo-Services ASA and its wholly owned and majority-owned subsidiaries. Investments in associated entities (companies and joint ventures) in which the Company’s ownership interests range from 20% to 50% and over which the Company exercises significant influence in operating and financial policies are accounted for under the equity method; other investments are accounted for at cost. All significant intercompany accounts and transactions are eliminated in consolidation. The Company did not have any significant transactions with acquired companies in the periods prior to acquisition. The consolidated financial statements for 1998 give retroactive effect to the acquisition of Acadian Geophysical Services, Inc. (“Acadian”) under the pooling of interests method of accounting (Note 2).

      As more fully described in Note 22, the accompanying financial statements and related disclosures as of and for the years ended December 31, 2000 and 1999 have been restated (1) to reflect fair value accounting for tax equalization swap contracts entered into in 1998 and 1999 to hedge our exposure to Norwegian taxes arising out of the conversion, for Norwegian tax purposes, of our U.S. dollar denominated debt into Norwegian kroner (Note 15), and (2) to reflect the adoption of the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, which became effective January 1, 2000, to our revenue recognition policy for some types of volume seismic data licensing arrangements.

      Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

  Foreign Currency Translation.

      Although the Company’s activities span the globe, its transactions are primarily denominated in US dollars; therefore, the Company has adopted the US dollar (“$”) as its reporting currency. The Company uses the US dollar as the functional currency for its parent holding company and certain of its Norwegian subsidiaries.

      The financial statements of non-US subsidiaries using the US dollar as their functional currency are translated as follows: non-monetary assets, share par value and paid-in capital are translated at historical exchange rates; revenue and expenses are translated at the average rates of exchange in effect during the period, except for depreciation and amortization, which are translated at historical exchange rates; and all other financial statement accounts are translated at the rate of exchange in effect at period end. Remeasurement adjustments are credited or charged directly to income, except for adjustments relating to long-term intercompany borrowings, which are accumulated as a separate component of shareholders’ equity.

      The financial statements of non-US subsidiaries using their local currency as their functional currency are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments are recorded as a separate component of shareholders’ equity.

      The exchange rate between the Norwegian kroner and US dollar at December 31, 2000 and 1999 was 8.80 and 8.01, respectively. The Company recorded $2.9 million, $4.1 million and $0.1 million in net foreign exchange gains, exclusive of the effects of the tax equalization swap contracts (Note 15), for 2000, 1999 and 1998, respectively.

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

      The modified units-of-production depreciation method used for the Company’s FPSO vessels is based on an estimate of the total barrels to be produced from the fields where the vessels are operating. Because the actual number of barrels may ultimately differ from these estimates, it is possible that depreciation rates could deviate significantly over time.

  Cash And Cash Equivalents.

      Cash and cash equivalents are stated at cost plus accrued interest and approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with original maturities of three months or less.

  Receivables Credit Risk.

      The Company extends credit to various companies in the oil and gas industry worldwide, which may be affected by changes in economic or other external conditions. At December 31, 2000 and 1999, accounts receivable (both current and long-term) were primarily from multinational integrated oil companies and independent oil and gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of its customers and has provided for potential credit losses through an allowance for doubtful accounts. Management does not believe that the Company is exposed to concentrations of credit risk that are likely to have a material impact on the Company’s financial position or results of operations.

  Multi-Client Library.

      The multi-client library consists of finished and in-process seismic surveys that are licensed on a non-exclusive basis. All costs directly or indirectly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library, including the applicable portion of the Company’s interest costs.

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

  Property And Equipment.

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a modified units-of-production method for FPSO vessels and equipment and the straight-line method for all other property and equipment, after allowing for residual values. The estimated useful lives for the Company’s property and equipment are as follows:

Years

Seismic vessels and FPSO vessels and equipment	20-30
Seismic and operations computer equipment	3-20
Leasehold improvements — seismic vessels	1-30
Buildings and related leasehold improvements	10-30
Fixtures, furniture and fittings	3-5

      Expenditures for major property and equipment additions and improvements are capitalized, while the expenditures for minor replacement, maintenance and repair projects are charged to expense. The Company capitalizes interest costs to major capital projects that require a period of time to complete. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

  Goodwill.

      Goodwill is stated at cost less accumulated amortization. Goodwill amortization is calculated on a straight-line basis over the estimated life, with a maximum life of 40 years.

  Other Long-Term Assets.

      Other long-term assets consist of investments in associated entities, long-term receivables, deferred tax assets, direct costs of software product development, patents, royalties, licenses and deferred loan costs. Amortizable other long-term assets are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the related assets, with a maximum life of 10 years.

  Asset Recoverability.

      The Company’s management evaluates the recorded balances of its property and equipment, goodwill and other long-term assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. This evaluation is based on a comparison of the expected undiscounted cash flows associated with the assets to the carrying amounts of the assets. Any impairment loss is recorded as the difference between the assets’ carrying amounts and fair values. As discussed in Note 21, during the three-year period ended December 31, 2000 certain events and circumstances warranted revision to the remaining useful lives and affected the recoverability of the Company’s assets.

  UK Leases.

      The Company periodically executes leasing arrangements in the United Kingdom (“UK leases”) relating to certain seismic and FPSO vessels and/or equipment, whereby the Company sells the applicable assets to a UK financial institution and leases the assets under a long-term charter at the end of which the Company has an option to purchase the assets for a de minimis amount. The Company uses a portion of the sales proceeds to legally defease the present value of the future charter obligations with a third-party investment trustee. These UK leases provide the financial institutions with the tax depreciation rights to the assets and, therefore, the ability to utilize the related tax benefits. Under its UK leases, the Company has indemnified the financial institutions against certain future events that could reduce their expected after-tax returns on the UK leases. These events include potential changes in UK tax laws and interpretations, depreciation rates or interest rates. At the date that the Company executes any UK lease, the Company treats the excess of the sales proceeds received over the amount required to legally defease the charter obligations as a deferred gain, due to the indemnification contingencies. The deferred gain is recognizable as other income once the Company has determined that the possibility of the indemnification contingencies being realized is remote.

  Derivative Financial Instruments.

      Derivative financial instruments are used periodically by the Company in the management of its interest and foreign currency exchange rate exposures. The Company does not engage in derivative financial instrument transactions for speculative purposes. The derivative instruments used are interest rate contracts and foreign currency exchange contracts. The derivative contracts are entered into with major international financial institutions utilizing over-the-counter instruments. The likelihood of non-performance by the Company’s counterparties under these contracts is considered to be remote.

      Interest Rate Contracts — Amounts to be settled under interest rate hedge contracts and interest rate swap contracts designated as hedges are recognized over the life of the contracts as adjustments to interest expense of the underlying debt. Gains and losses on termination of interest rate contracts or through debt retirement are recognized as adjustments to interest expense.

      Foreign Currency Exchange Contracts — Gains and losses attributable to forward foreign currency exchange contracts and option contracts that are designated as hedges are deferred and included in the measurement of the related foreign currency transaction. Gains and losses attributable to forward foreign exchange contracts and option contracts that do not qualify for hedge accounting, including tax equalization swap contracts (Note 15), are recognized in income as they arise.

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

      Revenue from the licensing of finished non-exclusive seismic surveys is recognized at the inception of the customer’s license period.

      Revenue from the Company’s other geophysical services is recognized as the services are performed.

      Tariff revenue from the Company’s floating production services is recognized as production occurs, while day-rate revenue is recognized over the passage of time. Production management services revenue is recognized as the services are performed.

  Income Taxes.

      The Company provides for all current taxes payable and for deferred taxes arising from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, based on enacted tax rates and laws in effect for the years in which differences are expected to reverse. Income tax benefits and liabilities arising from tax-deductible share issue costs and long-term intercompany foreign currency exchange gains and losses are recorded directly to shareholders’ equity. Except where required by law, Norwegian income taxes are not accrued for unremitted earnings of international operations that have been, or are intended to be, reinvested indefinitely.

  New Accounting Standards.

      Effective January 1, 1999, the Company adopted Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-up Activities.” Accordingly, the Company expensed as a cumulative effect of an accounting change all previously capitalized start-up costs. The $20.0 million in expensed costs, net of income tax benefits of $8.1 million, included costs related to the start-up of the PGS floating production business, the reservoir monitoring business and the multi-component, vertical cable and land seismic businesses, as well as costs related to the opening of various worldwide offices. Subsequent to adoption, all start-up costs are expensed as incurred.

      Effective January 1, 2000, the Company adopted SAB No. 101, “Revenue Recognition in Financial Statements.” Application of this SAB required the deferral of revenue recognition on some types of volume seismic data licensing arrangements until the Company has entered into a license agreement for specific data with the customer. Accordingly, the Company adjusted revenue ($22.8 million), amortization ($11.4 million) and commissions expense ($2.3 million) and recognized an aggregate charge to income of $6.6 million, net of tax benefits of $2.5 million, as the cumulative effect of the change in accounting principle. As a result of the application of SAB No. 101, the Company has deferred $15.6 million of licensing arrangement revenue as of December 31, 2000 that will be recognized as revenue in the future.

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value, with certain changes in fair value recognized currently in earnings. In June 1999, the FASB amended SFAS No. 133, delaying the Company’s adoption date to January 1, 2001. The Company will not recognize any material effects at transition. According to the requirements of SFAS No. 133, the Company will recognize the fair value (including the interim settlement value determined each December 30) of its tax equalization swap contracts (Note 15) as either an asset or a liability in each reporting period, with any periodic adjustments to fair value recognized in the results of operations.

NOTE 2 — Acquisitions and Dispositions

      In December 2000, the Company sold all of its holdings (5.4 million shares) in Spinnaker Exploration Company for net proceeds of $150.5 million. At December 31, 2000, $70.0 million of the proceeds had been used to repay indebtedness outstanding under the revolving bank credit facility. A $54.7 million pretax gain on this transactions was recognized as income from equity investments.

      Also in December 2000, the Company entered into a definitive agreement with the Halliburton Company, through its Landmark Graphics Corporation subsidiary, to sell its global Petrobank data management business and related software for $175.0 million in cash. The financial position and results of operations of the Petrobank data management business were not material to the Company’s consolidated financial position and results of operations for any year presented.

      In August 1998, the Company consummated the acquisition of Atlantic Power Group (“Atlantic Power”), an oil and gas production management specialist. Consideration paid for the net assets acquired consisted of approximately $38.4 million in equity issued (in the form of 3,248,309 shares) to the former owners and the assumption of approximately $6.8 million in liabilities. The transaction was treated as a purchase for accounting purposes, with the assets acquired and the liabilities assumed recorded at their fair values. Goodwill of $31.6 million recorded in the acquisition is being amortized on the straight-line method over 40 years.

      In May 1998, the Company consummated the acquisition of the FPSO operations of Awilco ASA (“Awilco”). Consideration paid for the net assets acquired consisted of approximately $428.0 million in equity issued (in the form of 12,638,080 shares) to the former owners and the assumption of approximately $440.0 million in liabilities. The transaction was treated as a purchase for accounting purposes, with the assets acquired and the liabilities assumed recorded at their fair values. Goodwill of $234.0 million recorded in the acquisition is being amortized on the straight-line method over 40 years.

      The unaudited pro forma results of operations for the Company reflecting a full year of operations from Awilco and Atlantic Power for 1998 are summarized as follows:

Year ended
December 31,
1998

(In thousands
of dollars)
Revenue	$918,051
Income before extraordinary charge	116,898
Net income	116,898
Basic earnings per share:
Before extraordinary charge	$1.31
After extraordinary charge	1.31
Diluted earnings per share:
Before extraordinary charge	$1.27
After extraordinary charge	1.27

      In July 1998, the Company acquired Acadian, a provider of 3D seismic acquisition services in transition-zone and shallow-water areas. Consideration for the acquisition consisted of 1,138,350 shares of the Company issued to the former owners of Acadian in exchange for all of the outstanding shares of Acadian. The acquisition was accounted for as a pooling of interests. Accordingly, the financial statements have been prepared as if the Company and Acadian were combined as of the inception date of Acadian operations, which was January 22, 1997. All costs of the acquisition, approximately $3.0 million, were expensed. No adjustments of net assets or income were required to conform the accounting practices of the Company and Acadian.

NOTE 3 — Accounts Receivable

      The Company has recorded allowances for doubtful accounts of $4.2 million and $7.5 million at December 31, 2000 and 1999, respectively. Accounts receivable include $112.3 million and $121.2 million of unbilled receivables at December 31, 2000 and 1999, respectively; these receivables relate to revenue that has been recognized under the percentage-of-completion method but is not yet billable under the specific broker or customer agreements. Of these unbilled receivables, $7.7 million and $22.6 million were long-term receivables at December 31, 2000 and 1999, respectively.

NOTE 4 — Multi-Client Library

      The components of the multi-client library, net of accumulated amortization, are summarized as follows:

	December 31,

	2000	1999

	(In thousands of dollars)
Multi-client seismic surveys, finished	$627,292	$484,341
Multi-client seismic surveys, work in progress	219,810	332,082

Total	$847,102	$816,423

      Amortization expense was $138.5 million, $137.5 million and $193.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. Interest capitalized into the multi-client library was $21.7 million, $26.6 million and $14.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Subsequent Event.

      In April 2001, the Company entered into a securitization transaction related to a portion of its multi-client marine seismic library. Pursuant to this transaction, the Company transferred the portion of its multi-client marine seismic library to a bankruptcy remote, special purpose entity incorporated in Jersey, in exchange for net proceeds of $233.0 million and common securities of the Jersey entity. The Jersey entity funded the $233.0 million in proceeds through the issuance of $240.0 million in mandatorily redeemable preferred securities to a third party investor (a commercial paper conduit). The Company intends to use a portion of the net proceeds to repay indebtedness outstanding under its revolving bank credit facility.

      The preferred securities issued by the special purpose entity will be redeemed, as sales of applicable multi-client marine seismic library occur, from a portion of the sales proceeds. The preferred securities carry a floating preferred dividend rate based initially on three-month LIBOR and, upon the occurrence of certain events, commercial paper rates. Dividends are cumulative and payable quarterly. The Company may redeem the preferred shares at any time for an amount equal to the outstanding preferred securities, accrued preferred dividends and related expenses. The Company also has the ability, under certain circumstances, to repurchase portions of the library sold to its Jersey entity. Upon the occurrence of certain events, the preferred securities holder has the right to require full and immediate redemption of the preferred securities. Additionally, under certain circumstances that the Company believes are remote, the preferred securities holder has the ability to gain voting control of the Jersey entity. However, the Company has various means to prevent such a change of control including, but not limited to, redemption of the preferred securities, preferred securities call options and options to purchase the data.

      The preferred securities do not have rights senior to any creditor and do not entitle the holder to any substantive participation rights. Since the Company holds all of the Jersey entity’s common securities, the Company will consolidate the Jersey entity.

NOTE 5 — Other Current Assets And Accrued Expenses

      Other current assets at December 31, 2000 include $27.9 million in prepaid expenses; other current assets at December 31, 1999 include $26.7 million in prepaid expenses. Accrued expenses at December 31, 2000 include a $91.2 million liability related to the fair value of tax equalization swap contracts (Note 15), $22.8 million in customer advances and deferred revenue, $21.2 million in accrued interest, $63.3 million in accrued loss contracts (customer contracts and vessel contracts), $22.1 million in accrued upgrade costs related to the Petrojarl I and Ramform Banff and $23.2 million in accrued vessel operating costs. Accrued expenses at December 31, 1999 include a $38.2 million liability related to the fair value of tax equalization swap contracts (Note 15), $18.9 million in deferred revenue, $18.5 million in accrued interest expense, $17.3 million in accrued restructuring costs (Note 21) and $34.2 million in accrued vessel operating costs.

NOTE 6 — Property And Equipment

      The components of property and equipment are summarized as follows:

	December 31,

	2000	1999

	(In thousands of dollars)
FPSO vessels and equipment	$1,710,188	$1,590,506
Seismic vessels, including leasehold improvements	493,263	488,734
Seismic and operations computer equipment	483,340	591,751
Buildings, including leasehold improvements, and other	141,402	95,824
Fixtures, furniture and fittings	67,983	68,685
Construction in progress	—	4,563

	2,896,176	2,840,063
Accumulated depreciation	(517,676)	(410,215)

Total	$2,378,500	$2,429,848

      The gross cost of property and equipment includes $54.9 million and $89.8 million (primarily seismic and computer equipment) relating to capital leases (Note 10) as of December 31, 2000 and 1999, respectively. Accumulated depreciation of property and equipment includes $36.2 million and $63.1 million relating to capital leases as of December 31, 2000 and 1999, respectively. Net depreciation expense was $104.8 million, $86.8 million and $65.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. Interest capitalized into property and equipment was $25.0 million, $13.5 million and $29.3 million for the years ended December 31, 2000, 1999 and 1998, respectively. Property and equipment balances at December 31, 2000 and 1999 reflect the significant impairment charges and restructuring activities undertaken by the Company in 2000 and 1999 (Note 21).

NOTE 7 — UK Leases

      The Company had $1.5 billion in property and equipment under UK leases at both December 31, 2000 and 1999.

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

      As of the date of the Awilco acquisition (Note 2), Awilco had $51.0 million in indemnification contingencies recorded for a UK lease on the Petrojarl Foinaven. During the year ended December 31, 1998, the Company was able to remove certain of the indemnification contingencies and, as a result, reversed approximately $25.0 million of the deferred UK lease gain against goodwill recorded in the acquisition. During the year ended December 31, 2000, the Company was able to remove the remaining indemnification contingencies and, as a result, recognized the remaining $26.0 million deferred UK lease gain in income.

NOTE 8 — Debt

  Long-Term Debt, Excluding Revolving Bank Credit Facilities.

      Long-term debt, excluding revolving bank credit facilities, consists of the following:

	Year-end		Year-end
	weighted		weighted
	average	December 31,	average	December 31,
	interest rate	2000	interest rate	1999

	(In thousands of dollars)
Bank loans/public notes:
Secured	8.3%	$130,965	8.1%	$146,825
Unsecured	7.2%	1,679,360	7.1%	1,453,901
Other loans:
Secured	7.5%	186	7.5%	294
Unsecured	—	—	7.0%	24

		1,810,511		1,601,044
Current portion		(11,090)		(14,901)

Long-term portion		$1,799,421		$1,586,143

      In March 2000, the Company issued $225.0 million of senior unsecured notes. The notes carry a floating interest rate equal to 0.65% over three-month LIBOR, subject to quarterly adjustment, with interest payable quarterly. The notes mature in March 2002, but can be redeemed at the Company’s option, in whole or in part, on any interest payment date beginning March 2001 at par plus accrued and unpaid interest. The net proceeds from this issuance were primarily used to repay indebtedness outstanding under the Company’s revolving bank credit facility.

      In July 1999, the Company entered into a $350.0 million unsecured bridge facility in order to finance the acquisition of the Petrojarl Varg FPSO. The Company then issued $200.0 million of senior unsecured notes for net proceeds of $195.7 million. The net proceeds on these notes, together with the net proceeds from the Company’s ADS/share offering (Note 13), were used to repay the $350.0 million bank bridge loan facility as well as indebtedness outstanding under the Company’s revolving bank credit facility. The notes carry an interest rate of 8.2%, with interest payable semi-annually, and mature in July 2029. These notes can be redeemed at the Company’s option, in whole or in part, at any time, subject to an early redemption premium.

      In November 1998, the Company issued $250.0 million of senior unsecured notes. The notes carry an interest rate of 6.3%, with interest payable semi-annually, and mature in November 2003. These notes can be redeemed at the Company’s option, in whole or in part, at any time, subject to an early redemption premium. The net proceeds from this issuance were used to repay indebtedness outstanding under the Company’s revolving bank credit facilities.

      In April 1998, the Company issued $450.0 million and $200.0 million of senior unsecured notes. The notes carry interest rates of 7.1% and 6.6%, respectively, with interest payable semi-annually, and mature in March 2028 and March 2008, respectively. These notes can be redeemed at the Company’s option, in whole or in part, at any time, subject to an early redemption premium. The net proceeds from this issuance were primarily used to repay indebtedness and certain other obligations that were assumed in the Awilco acquisition (Note 2) as well as certain indebtedness outstanding under the Company’s revolving bank credit facilities.

      In April 1997, the Company purchased all of the capital stock of a company that indirectly owns the Ramform Explorer and the Ramform Challenger seismic vessels. This company has outstanding registered mortgage notes, in an original principal amount of $165.7 million, secured by the Ramform Explorer and the Ramform Challenger. The notes carry an interest rate of 8.3%, with interest payable semi-annually, and mature in June 2011. The notes are subject to mandatory redemption through semi-annual sinking fund payments. The notes can be redeemed at the holder’s option on any sinking fund payment date on or after June 2006, in whole but not in part, subject to an early redemption premium.

      In March 1997, the Company issued $360.0 million of senior unsecured notes. The notes carry an interest rate of 7.5%, with interest payable semi-annually, and mature in March 2007. These notes can be redeemed at the Company’s option, in whole or in part, at any time, subject to an early redemption premium. The net proceeds from this issuance were used, in part, to redeem $125.0 million of private placement senior notes which were scheduled to begin amortizing in 2001.

      The Company’s remaining secured loans have varying structures, with final maturities in 2001. US dollar-denominated secured indebtedness, at outstanding principal amounts of $0.3 million and $5.0 million at December 31, 2000 and 1999, respectively, carried year-end weighted average interest rates of 7.7% and 7.6%, respectively. Norwegian kroner-denominated secured indebtedness, at outstanding US dollar principal amounts of $5.8 million and $9.3 million at December 31, 2000 and 1999, respectively, carried year-end weighted average interest rates of 8.2% and 5.3%, respectively.

      Aggregate maturities of the Company’s long-term debt as of December 31, 2000 are as follows:

December 31,
(In thousands of dollars)
2001	$11,090
2002	236,462
2003	258,737
2004	10,200
2005	10,990
Thereafter	1,283,032

Total	$1,810,511

  Revolving Bank Credit Facilities.

      In September 1998, the Company entered into an unsecured five-year $430.0 million revolving bank credit facility with a syndicate of international banks. The facility bears interest at LIBOR, plus a margin of either 0.35% or 0.40% depending on the Company’s level of indebtedness, and carries quarterly commitment fees on any unused portion of the facility of 0.18%. The $430.0 million facility replaced an unsecured $150.0 million revolving bank credit facility previously used by the Company.

      During the year ended December 31, 2000, the Company borrowed an aggregate of $240.0 million under the $430.0 million revolving bank credit facility, with a weighted average interest rate of 7.0%. The average and maximum borrowings outstanding were $328.3 million and $430.0 million, respectively. At December 31, 2000, the Company had $70.0 million available under this facility, with the outstanding balance of $360.0 million carrying a weighted average interest rate of 7.1%. During the year ended December 31, 1999, the Company borrowed an aggregate of $410.0 million under the $430.0 million revolving bank credit facility, with average and maximum borrowings outstanding of $299.2 million and $400.0 million, and weighted average interest rates of 5.6% and 6.4% over the year and at December 31, 1999, respectively.

      During December 2000, the Company entered into a $75.0 million unsecured revolving credit facility with a syndicate of banks. The facility bears interest at LIBOR, plus a margin that escalates from 0.4%to 0.6% by maturity; the maturity date is December 2001. At December 31, 2000, there was no indebtedness outstanding under this revolving credit facility. Additionally during December 2000, the Company entered into a $21.0 million unsecured bank credit facility. The facility bears interest at a LIBOR-based rate plus a margin which can range from 0.63% to 1.4% and is payable in installments through 2003, with the payment installments tied to future production from certain oil and gas assets. At December 31, 2000, $3.3 million was outstanding under this credit facility, classified as short-term debt.

  Short-Term Debt.

      Based on working capital requirements, the Company draws short-term debt with various international banks. Short-term debt was $6.3 million and $0.7 million at December 31, 2000 and 1999, respectively. Average and maximum short-term debt balances for the year ended December 31, 2000 were $18.6 million and $46.8 million, and for 1999 were $30.7 million and $120.8 million. The weighted average interest rates as of and for the year ended December 31, 2000 were 7.7% and 7.1%, and for 1999 were 6.5% and 6.1%.

  Covenants.

      In addition to customary representations and warranties, certain of the Company’s debt agreements and UK lease agreements (Note 7) include covenants relating to the maintenance of minimum net worth levels, interest coverage ratios and debt leverage ratios. Additionally, certain covenants restrict certain types of indebtedness, such as subsidiary indebtedness, liens on assets, cash dividends and sale/leaseback transactions. The Company was in compliance with all such covenants at December 31, 2000.

  Pledged Assets.

      Seismic vessels and related equipment carrying a book value of $153.9 million and $165.0 million at December 31, 2000 and 1999, respectively, are pledged as security on certain of the Company’s indebtedness, as described above.

  Letters Of Credit And Guarantees.

      The Company had aggregate outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, of $59.7 million and $61.3 million at December 31, 2000 and 1999, respectively.

NOTE 9 — Trust Preferred Securities

      In June 1999, the Company entered into a transaction with PGS Trust I (the “Trust”), a newly formed Delaware statutory business trust and wholly owned finance subsidiary of the Company, whereby the Trust issued $4.4 million of common securities to a U.S. subsidiary of the Company, issued $143.8 million of trust preferred securities to the public and used the proceeds to purchase $148.2 million of junior subordinated debt securities (the “junior debt securities”) from the Company. The Company used the $138.9 million in net proceeds received to repay indebtedness outstanding under its revolving bank credit facility.

      The trust preferred securities consist of 5,750,000 securities which carry a $25 per security liquidation value and mature on June 30, 2039. The trust preferred securities represent undivided beneficial interests in the assets of the Trust, but do not carry general voting rights. The trust preferred securities carry a 9.625% distribution rate, payable quarterly. The Company’s junior debt securities bear an interest rate of 9.625%, payable quarterly, and mature on June 30, 2039. Absent any event of default, the Company can defer interest payments throughout the life of the junior debt securities for up to 20 consecutive quarterly periods, subject to the maturity date and limitations on certain other transactions during any interest deferral period. In the event that the Company defers its interest payments on the junior debt securities, the Trust will defer its distributions on the trust preferred securities.

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

      The Company has guaranteed, on a subordinated basis, the trust preferred securities’ distributions to the extent that the Trust has cash available for those distributions. In the event that the Trust does not have such cash, holders of the trust preferred securities may directly sue the Company or seek other remedies against the Company. When considered together, the declaration of trust of the Trust, the junior debt securities, the indenture under which the junior debt securities were issued and the Company’s guarantee related to the trust preferred securities constitute a full and unconditional guarantee by the Company of the Trust’s obligations under the trust preferred securities.

      Since a U.S. subsidiary of the Company holds all of the Trust’s common securities, the Company consolidates the Trust. The Trust serves solely as a finance subsidiary, having no independent assets or operations. The sole assets of the Trust are the junior debt securities issued by the Company, which have an aggregate principal amount equal to the aggregate liquidation amount of the trust preferred securities and the common securities issued by the Trust. The Trust held the full $148.2 million issue of the junior debt securities at December 31, 2000 and 1999. The $140.1 million carrying value of the trust preferred securities at December 31, 2000 reflects issuance costs; the carrying value will accrete to the $143.8 million redemption value by the first date at which the Company can redeem the trust preferred securities. During the years ended December 31, 2000 and 1999, the Company recorded $14.8 million and $7.7 million, respectively, in financial expense for the minority interest in income of subsidiaries due on the trust preferred securities.

NOTE 10 — Commitments And Contingencies

  Leases.

      The Company has operating lease commitments expiring at various dates through 2014. The Company also has capital lease commitments for seismic vessels and equipment expiring at various dates through 2005. Future minimum payments related to non-cancelable operating and capital leases, with lease terms in excess of one year, existing at December 31, 2000 are as follows:

	Operating	Capital
December 31,	leases	leases

	(In thousands of dollars)
2001	$133,054	$7,677
2002	103,566	6,247
2003	55,926	3,745
2004	32,177	2,088
2005	41,067	2,069
Thereafter	28,011	—

Total	393,801	21,826

Imputed interest		(2,720)

Net present value		19,106
Current portion		(6,546)

Long-term portion		$12,560

      The future minimum payments under the Company’s operating leases relate to the Company’s operations as follows:

December 31,

(In thousands of
dollars)
Marine seismic and support vessels	$66,718
FPSO shuttle tankers	145,512
Land seismic equipment	69,310
Operations computer equipment	20,584
Buildings	77,152
Fixtures, furniture and fittings	14,525

Total	$393,801

      Approximately $6.5 million in future minimum payments relate to the Company’s data management operations (Note 2).

      Rental expense for operating leases, including leases with terms of less than one year, was $137.7 million, $133.3 million and $141.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

  Other.

      The Company has contingent liabilities resulting from litigation, other claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

  Subsequent Event.

      In April 2001, the Company agreed to a time-charter of two of its FPSO shuttle tankers to a third party. Under this agreement, which has a minimum term through April 2002, the Company will incur approximately $3.4 million in net lease expense on its use of these FPSO shuttle tankers over the agreement’s minimum twelve-month period, rather than the approximate $21.4 million reflected in its commitments as of December 31, 2000.

NOTE 11 — Income Taxes

      The provision (benefit) for income taxes consists of the following:

	Years ended December 31,

	2000	1999	1998

	(In thousands of dollars)
	(As restated, Note 22)
Current taxes:
Norwegian	$1,077	$—	$15,050
Foreign	4,588	3,492	11,983
Deferred taxes:
Norwegian	(120,268)	(38,792)	7,503
Foreign	(18,153)	(29,925)	(4,108)

Total	$(132,756)	$(65,225)	$30,428

      The net benefit for the year ended December 31, 1999 includes $15.3 million related to the resolution of certain tax issues.

      The provision (benefit) for income taxes differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) before income taxes (inclusive of gross cumulative effect of accounting change) as a result of the following:

	Years ended December 31,

	2000	1999	1998

	(In thousands of dollars)

	(As restated, Note 22)
Income (loss) before income taxes:
Norwegian	$(320,312)	$(52,487)	$30,037
Foreign	4,708	(46,554)	108,075

Total	(315,604)	(99,041)	138,112
Norwegian statutory rate	28%	28%	28%

Provision (benefit) for income taxes at the statutory rate	(88,369)	(27,731)	38,671
Increase (reduction) in income taxes from:
Different income rates on foreign jurisdiction earnings	(14,131)	(34,503)	(7,774)
Prior year tax assessment	(1,177)	—	—
Unrealized exchange losses	(33,147)	(8,068)	—
Permanent items	2,010	6,166	—
Other	2,058	(1,089)	(469)

Provision (benefit) for income taxes	$(132,756)	$(65,225)	$30,428

      The temporary differences which generate the Company’s deferred tax assets and liabilities are summarized as follows:

	December 31,

	2000	1999

	(In thousands of dollars)

	(As restated, Note 22)
Property and equipment and long-term assets	$92,979	$65,987
Tax losses carried forward	(139,710)	(67,059)
Deferred gains	3,281	(702)
Tax and book revenue and cost of sales	(75,582)	5,442
Tax credits	(3,839)	(3,986)
Expenses deductible when paid	(18,412)	—
Other temporary differences	(1,179)	(837)

Total	(142,462)	(1,155)

Deferred tax (asset) liability — Norwegian	(96,175)	18,041
Deferred tax (asset) — Foreign	(46,287)	(19,196)

Total	$(142,462)	$(1,155)

      Norwegian tax losses of $339.7 million expire at various dates beginning in 2003. Tax losses in the UK, Singapore and Australia totaling $100.9 million carry forward indefinitely. US tax losses of $20.8 million expire in 2019. US minimum tax credits of $4.0 million carry forward indefinitely.

      Unremitted earnings of certain international operations included in retained earnings total $115.3 million at December 31, 2000. It is the Company’s current policy that these earnings, which reflect full provision for non-Norwegian income taxes, have no additional provision for Norwegian taxes, as these earnings are expected to be reinvested indefinitely.

      The tax effect of deductible share issue costs, which have been credited directly to shareholders’ equity, was approximately $0.7 million for both of the years ended December 31, 1999 and 1998. There were no such effects for the year ended December 31, 2000.

NOTE 12 — Earnings Per Share

      Basic earnings per share and diluted earnings per share for the years ended December 31, 2000 and 1999 were equal. The difference between the Company’s 1998 basic earnings per share and diluted earnings per share calculations is reconciled as follows:

	Year ended December 31, 1998

	Income	Weighted
	available to	average	Per share
	shareholders	shares	amount

	(In thousands of dollars,
	except for share data)
	(As restated, Note 22)
Basic earnings per share	$107,684	82,260,652	$1.31
Share equivalents — options		2,534,184

Diluted earnings per share	$107,684	84,794,836	$1.27

      Certain options that would have been anti-dilutive to earnings per share have been excluded from share equivalents in the applicable quarters.

NOTE 13 — Shareholders’ Equity

      The retained earnings of the Company, together with additional paid-in capital, constitute the restricted portion of shareholders’ equity and are only distributable subject to shareholder approval. Additionally, the terms of certain of the Company’s debt agreements restrict dividend payments. Dividends, if declared, are payable in Norwegian kroner. There is no unrestricted shareholders’ equity as of December 31, 2000.

      In July and early August 1999, the Company issued an aggregate of 11,159,500 shares and ADSs in an international public offering. Net proceeds of $214.1 million were used, together with the net proceeds from $200.0 million in senior notes, to repay the bank bridge loan facility drawn to finance the Petrojarl Varg acquisition as well as to repay indebtedness outstanding under the Company’s revolving bank credit facility (Note 8).

      In June 1998, the Company effected a stock split; all share information has been restated to reflect this stock split. Concurrent with the stock split, the par value of the common stock was adjusted to an equivalent nominal value of NOK 5 per share by a transfer from additional paid-in capital.

NOTE 14 — Share-Based Compensation

      At December 31, 2000, the Company had share-based compensation plans for key employees and directors. The employee and director plans authorize the Company to award options to purchase shares prior to the year 2002. As of December 31, 2000, options to purchase 9,762,100 and 500,000 shares, respectively, remained under these periodically renewed authorizations, as defined under Norwegian law. Options granted from the plans’ inceptions to December 31, 2000 totaled 16,462,404 and 696,800 shares, respectively, some of which have been exercised or were otherwise no longer outstanding at December 31, 2000.

      Under the plans, the exercise price of each award equals the market price of the Company’s shares on the date of grant. The vesting period for the granted options ranges from approximately two and one-half years to approximately three and one-half years, provided that the recipient is still employed by the Company on the vesting date. Once vested, the recipient generally has two years within which to exercise the options; for options granted in June 2000 and forward, the exercise period is generally three years. Certain option awards are exercisable only on a specific date. The exercise prices for options granted and outstanding at December 31, 2000 under both the employee and director option plans ranged from NOK75.0 to NOK99.0 for 1,584,600 options and from NOK111.0 to NOK229.5 for 9,106,204 options, with weighted average exercise prices of NOK95 and NOK142 for these respective ranges. The weighted average remaining contractual lives of outstanding options approximated six months and 39 months, respectively, for the option ranges described above.

      Awards made under the plans become immediately exercisable upon the occurrence of a change in control of the Company, generally defined to include certain changes in the board of directors, the acquisition of a certain percentage of outstanding shares, certain merger transactions and certain dispositions of all or substantially all of the assets of the Company (neither the sale of Spinnaker shares nor the Petrobank data management disposition, discussed in Note 2, constitute such a disposition).

      The Company applies Accounting Principles Board Opinion 25 in accounting for its share-based compensation plans and has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no compensation cost has been recognized under these plans. Had the compensation cost for the Company’s share-based compensation plans been determined based on the fair values of the options awarded at the grant dates, consistent with the provisions of SFAS No. 123, the Company’s net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	Years ended December 31,

	2000	1999	1998

	(In thousands of dollars,
	except for share data)
	(As restated, Note 22)
Net income (loss):
As reported	$(189,404)	$(33,816)	$107,684
Pro forma	(202,566)	(47,396)	93,916
Basic earnings (loss) per share:
As reported	$(1.86)	$(0.36)	$1.31
Pro forma	(1.99)	(0.50)	1.14
Diluted earnings (loss) per share:
As reported	$(1.86)	$(0.36)	$1.27
Pro forma	(1.99)	(0.50)	1.11

      The fair value of each option award on the grant date is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: expected volatility of 53%, 52% and 48%; risk-free interest rates of 6.52%, 5.8% and 5.1%; and expected lives of 4.1, 3.4 and 3.5 years. (Dividend yield is zero for all plan grants.)

      The effects of applying the fair market value method of accounting in the above pro forma disclosure may not be indicative of future amounts since additional awards in future years are anticipated.

      A summary of the status of the Company’s share-based compensation plans as of December 31, 2000, 1999 and 1998, and changes during the years then ended, is summarized as follows:

	December 31,

	2000		1999		1998

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

	(In thousands of options)
Outstanding at beginning of year	7,691.2	NOK127	8,388.0	NOK120	7,060.6	NOK119
Granted	3,926.0	NOK143	335.8	NOK130	2,117.4	NOK123
Exercised	(738.4)	NOK 90	(909.6)	NOK 68	(477.0)	NOK 70
Forfeited	(188.0)	NOK140	(123.0)	NOK126	(313.0)	NOK172

Outstanding at end of year	10,690.8	NOK135	7,691.2	NOK127	8,388.0	NOK120

Weighted average fair value of options granted during year		NOK 69		NOK 56		NOK 48

      As of December 31, 2000, 4,762,600 of the outstanding options were vested with a weighted average exercise price of NOK136. Exercisable options at December 31, 1999 and 1998 were 2,308,000 options at a weighted average exercise price of NOK93 and 1,789,550 options at a weighted average exercise price of NOK78, respectively.

NOTE 15 — Derivative Financial Instruments And Risk Management

  Notional Amounts And Credit Exposure Of Derivative Financial Instruments.

      The notional amounts of the derivative financial instruments summarized below do not reflect the values exchanged by the parties and, thus, are not a measure of the Company’s exposure. The amounts ultimately exchanged are calculated on the basis of the notional amounts and the other terms of the respective derivative financial instruments.

  Interest Rate Risk Management.

      The Company periodically uses interest rate hedge contracts and interest rate swap contracts to effectively convert variable rate obligations to fixed rate obligations in order to reduce the impact of interest rate changes on future income. The Company did not engage in any interest rate hedge contracts during the years ended December 31, 2000 and 1999. During the year ended December 31, 1998, prior to the issuance of $650.0 million in unsecured senior notes (Note 8), the Company entered into an interest rate hedge contract for a notional amount of $50.0 million which effectively locked into a range the interest rate risk on the yet-to-be issued notes. This contract expired during May 1998.

  Foreign Currency Exchange Risk Management.

      The Company periodically enters into forward exchange contracts and option contracts to hedge against foreign currency exchange risks associated with certain firm commitments and transactions related to property and equipment. The Company is most sensitive to changes in the Norwegian kroner to US dollar exchange rates. There were no such foreign currency exchange contracts outstanding at either December 31, 2000 or 1999. At December 31, 1998, the Company had approximately $121.0 million of forward foreign currency exchange contracts outstanding as hedges on its construction commitments for the Ramform Victory and Ramform Vanguard seismic vessels. These vessels were delivered during the first quarter of 1999, and the hedge contracts expired in the same period.

      During 1998, the Company entered into forward foreign currency exchange contracts known as tax equalization swaps (“TES”) related to its $360.0 million of senior unsecured notes and its mortgage notes (Note 8). During 1999, the Company entered into additional TES contracts related to its remaining $1.1 billion in unsecured senior notes (Note 8) and its trust preferred securities (Note 9). These contracts effectively hedge the risk related to the cash tax effect of unrealized exchange rate fluctuations between the Norwegian kroner and the US dollar related to the Company’s US dollar-denominated debt and trust preferred securities, where such foreign currency exchange gains and losses are taxable and deductible, respectively, in each period on a mark-to-market basis for Norwegian statutory tax purposes. Although these contracts are economic hedges, they do not qualify for hedge accounting treatment. As a result, the periodic adjustments necessary to reflect the fair value of these instruments in the Company’s balance sheet are recognized immediately in the Company’s results of operations. The contracts’ aggregate notional values at December 31, 2000 and 1999 were $682.8 million. The TES mature at various dates through December 2003 and provide for interim settlements between the Company and the counterparty each December 30. At December 31, 2000, the Company’s interim settlement position was a $65.2 million liability (to be paid in installments during 2001), and the Company carried an additional liability of $26.0 million to reflect the fair value of the contracts’ forward elements. At December 31, 1999, the Company’s interim settlement position was an $8.4 million liability (which was paid during 2000), and the Company carried an additional liability of $29.8 million to reflect the fair value of the contracts’ forward elements. Results of operations for the years ended December 31, 2000, 1999 and 1998 included $61.4 million, $32.8 million and $5.2 million, respectively, of fair value expense for these contracts, and tax benefits of $50.3 million, $14.8 million and $1.5 million, respectively.

  Fair Values Of Financial Instruments.

      The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate their respective fair values because of the short maturities of those instruments. The carrying amounts and the estimated fair values of the Company’s other financial instruments are summarized as follows:

	December 31,

	2000		1999

	Carrying		Carrying
	amounts	Fair values	amounts	Fair values

	(In thousands of dollars)
	(As restated, Note 22)
Long-term debt, including current portion	$2,170,511	$2,084,703	$2,001,044	$1,915,521
Trust preferred securities	140,050	120,750	139,164	132,969
Tax equalization swap contracts	91,163	91,163	38,229	38,229

      The following methods and assumptions were used to estimate the fair values of each class of financial instrument:

      Long-term Debt and Trust Preferred Securities — The carrying amounts of the Company’s revolving bank credit facility approximate their fair values. The fair values of the Company’s other long-term debt instruments and trust preferred securities are estimated using quotes obtained from dealers in such financial instruments.

      Tax Equalization Swap Contracts — The fair values of the Company’s tax equalization contracts are estimated based on periodic quotes obtained from the financial instruments’ counterparty.

NOTE 16 — Retirement Plans

      The Company sponsors defined benefit pension plans for substantially all of its Norwegian and UK employees, with eligibility determined by certain period-of-service requirements. These plans are generally funded through contributions to insurance companies that assume all liabilities for benefit payments. It is the Company’s general practice to fund amounts to these defined benefit plans which are sufficient to meet the applicable statutory requirements.

      Reconciliations of the plans’ aggregate projected benefit obligations and fair values of assets are summarized as follows:

	December 31,

	2000	1999

	(in thousands of
	dollars)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	$33,886	$25,454
Service cost	6,641	6,602
Interest cost	2,042	1,674
Employee contributions	1,018	1,066
Amendments	1,061	217
Actuarial loss, net	505	847
Benefits paid	(1,385)	(424)
Exchange rate effects	(3,464)	(1,549)

Projected benefit obligations at end of year	$40,304	$33,887

	December 31,

	2000	1999

	(in thousands of
	dollars)
Change in plan assets:
Fair value of plan assets at beginning of year	$25,149	$18,249
Return on plan assets	1,515	2,453
Employer contributions	4,037	4,799
Employee contributions	1,018	1,066
Amendments	1,639	94
Benefits paid	(1,385)	(424)
Exchange rate effects	(2,554)	(1,088)

Fair value of plan assets at end of year	$29,419	$25,149

      Plans with accumulated benefit obligations in excess of assets had aggregate accumulated benefit obligations of $2.7 million and $3.1 million and aggregate assets of $2.2 million and $2.1 million at December 31, 2000 and 1999, respectively.

      The aggregate funded status of the plans and amounts recognized in the Company’s balance sheets are summarized as follows:

	December 31,

	2000	1999

	(in thousands of dollars)
Funded status	$(10,885)	$(8,738)
Unrecognized actuarial loss	2,442	4,545
Unrecognized prior service cost	25	30
Unrecognized transition obligation	138	181

Net amount recognized as accrued pension cost	$(8,280)	$(3,982)

      The projected benefit obligations have been calculated using the projected unit credit method. The weighted average discount rate used was 6% for the year ended December 31, 2000 and 7% for the years December 31, 1999 and 1998. The weighted average expected return on plan assets was 8% and the weighted average rate of benefits increase was 5% for each of the three years in the period ended December 31, 2000.

      The aggregate net periodic pension cost for the Company’s defined benefit pension plans is summarized as follows:

	Years ended December 31,

	2000	1999	1998

	(in thousands of dollars)
Components of net periodic pension cost:
Service cost	$6,641	$6,602	$4,875
Interest cost	2,042	1,674	1,245
Expected return on plan assets	(2,039)	(1,547)	(1,245)
Amortization of actuarial loss	17	176	78
Amortization of prior service cost	2	3	3
Amortization of transition obligation	14	17	12

Net periodic pension cost	$6,677	$6,925	$4,968

      Substantially all employees not eligible for coverage under the defined benefit plans are eligible to participate in pension plans in accordance with local industrial, tax and social regulations. All of these plans are considered defined contribution plans. Under the Company’s US defined contribution plan, essentially all US employees are eligible to participate upon completion of certain period-of-service requirements. The plan allows eligible employees to contribute up to 15% of compensation, subject to IRS and plan limitations, on a pre-tax basis. Employee pre-tax contributions are matched by the Company up to 6% of compensation, with a 2000 employee contribution cap of $10,500. All contributions vest as made. The annual employer matching contribution recognized by the Company related to the plan was $1.2 million, $0.7 million and $1.7 million for 2000, 1999, and 1998, respectively. Contributions to the plan by employees for these periods were $3.8 million, $2.3 million and $4.0 million, respectively. Aggregate employer and employee contributions under the Company’s other plans for the years ended December 31, 2000 and 1999 totaled $5.4 million and $2.6 million (2000) and $5.9 million and $2.5 million (1999); contributions for 1998 were not significant.

NOTE 17 — Related Party Transactions

      At December 31, 2000, 1999 and 1998, the Company owned 50% of K/S Geo Explorer and had chartered a vessel from the company during these years. The Company also held 50% of the shares in Walther Herwig AS and chartered three vessels from this company in 2000, 1999 and 1998. Total charter hire recognized by the Company for 2000, 1999 and 1998 on these vessels was $8.5 million, $13.9 million and $13.3 million, respectively. Remaining lease commitments to these investees are reflected in the Company’s consolidated lease commitments (Note 10).

      At December 31, 2000 and 1999, the Company held 50% of the shares in Calibre Seismic Company (“CSC”), one of the companies through which the Company markets its seismic data. The Company had $11.9 million and $15.2 million in investment in CSC at December 31, 2000 and 1999, respectively, representing Company-funded costs of seismic data acquisition projects performed for CSC from 1991 to 1995.

NOTE 18 — Segment and Geographic Information

      The Company’s services are provided by various separately managed business units. These business units have been aggregated into two reportable segments, geophysical services and production services, based on shared economic characteristics and similar long-term performance. The Company believes that the business units within each reportable segment are strategically and/or operationally interrelated and provide similar services to the same customer base. The Company’s senior management regularly reviews the operating results of these two reportable segments in resource allocation decisions and performance assessment. The geophysical services segment primarily acquires, processes and markets 3D, 4D and multi-component marine and onshore seismic data and provides 4D and multi-component reservoir interpretation, characterization and monitoring services. The production services segment owns and/or operates FPSOs and other offshore production facilities and provides production management services for oil and gas companies. The principal markets for the Company’s production services segment are the UK and Norway, while the geophysical services segment serves a worldwide market. Customers for both segments are primarily composed of major multi-national, independent and national or state-owned oil companies. The accounting policies for the segments are the same as those described in Note 1. The Company’s corporate overhead has been allocated to the segments based on percentage of revenue. Affiliated sales are made at prices that approximate market value.

      Information by segment is summarized as follows:

			Elimination
			of
	Geophysical	Production	affiliated
Years ended December 31,	Services	Services	sales	Total

	(In thousands of dollars)
Revenue, unaffiliated companies:
2000	$462,604	$450,878	—	$913,482
1999	419,854	368,306	—	788,160
1998	622,232	139,530	—	761,762
Revenue, includes affiliates:
2000	$472,570	$452,095	$(11,183)	$913,482
1999	426,363	369,166	(7,369)	788,160
1998	639,134	139,559	(16,931)	761,762
Operating (loss) profit:
2000	$(246,970)	$25,921	—	$(221,049)
1999	(23,396)	62,468	—	39,072
1998	119,723	24,245	—	143,968
Assets:
2000	$2,278,846	$2,014,805	—	$4,293,651
1999	2,224,444	1,960,553	—	4,184,997
Depreciation and amortization:
2000	$206,953	$55,156	—	$262,109
1999	189,335	49,241	—	238,576
1998	254,027	19,772	—	273,799
Unusual items:
2000	$288,595	$77,185	—	$365,780
1999	82,855	7,000	—	89,855
1998	18,397	7,340	—	25,737
Interest expense, net:
2000	$57,191	$50,925	—	$108,116
1999	40,622	47,636	—	88,258
1998	28,670	11,571	—	40,241
Additions to long-lived tangible assets:
2000	$291,450	$105,674	—	$397,124
1999	554,972	451,615	—	1,006,587
1998	615,502	294,356	—	909,858
Investment in equity method investees:
2000	$16,566	$2,902	—	$19,468
1999	98,815	10,658	—	109,473

      Since the Company provides services to the oil and gas industry worldwide, a substantial portion of the Company’s property and equipment is mobile, and the respective locations at the end of the period (as listed in the table below, together with multi-client library) are not necessarily indicative of the earnings of the related property and equipment during the period. The geographic classification of income statement amounts listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically located.

Information by geographic region is summarized as follows:

							Elimination
							of
						Middle East/	affiliated
Years ended December 31,	Americas	UK	Norway	Asia/Pacific	Africa	Other	sales	Total

	(In thousands of dollars)
Revenue, unaffiliated companies:
2000	$144,124	$402,735	$155,561	$115,130	$39,029	$56,903	—	$913,482
1999	152,088	381,452	118,788	69,718	61,535	4,579	—	788,160
1998	251,157	232,092	84,908	123,726	42,581	27,298	—	761,762
Revenue, includes affiliates:
2000	$150,688	$411,417	$166,764	$117,716	$39,029	$68,134	$(40,266)	$913,482
1999	168,237	389,407	138,081	70,942	61,535	8,670	(48,712)	788,160
1998	262,066	243,843	89,064	125,556	42,581	46,022	(47,370)	761,762
Operating (loss) profit:
2000	$(159,086)	$(3,112)	$(1,077)	$(36,402)	$(7,510)	$(13,862)	—	$(221,049)
1999	(33,707)	96,098	2,843	(30,053)	4,549	(658)	—	39,072
1998	25,917	83,705	1,978	26,033	6,881	(546)	—	143,968
Long-lived tangible assets:
2000	$534,616	$2,220,342	$183,045	$122,156	$100,177	$65,266	—	$3,225,602
1999	479,725	2,279,954	220,205	120,472	110,751	35,164	—	3,246,271
Depreciation and amortization:
2000	$75,391	$97,448	$39,886	$28,470	$16,266	$4,648	—	$262,109
1999	68,530	93,579	30,489	26,331	17,552	2,095	—	238,576
1998	122,282	83,757	17,086	36,576	6,952	7,146	—	273,799
Capital expenditures:
2000	$7,111	$57,320	$47,613	$360	$155	$14,324	—	$126,883
1999	4,812	608,054	31,320	82	282	23,319	—	667,869
1998	63,008	390,633	52,259	420	—	15,310	—	521,630

      Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenue for the years ended December 31, 2000, 1999 and 1998.

      For the year ended December 31, 2000, two customers accounted for 16% and 11% of our revenue, respectively; both customers utilized both geophysical and production services. For the year ended December 31, 1999, the Company’s largest customer accounted for approximately 16% of the Company’s revenue, all of which was production services revenue. For the year ended December 31, 1998, no single customer accounted for more than 10% of the Company’s revenue.

NOTE 19 — Supplemental Cash Flow Information

      Cash paid during the year includes payments for:

	Years ended December 31,

	2000	1999	1998

	(In thousands of dollars)
Interest, net of capitalized interest	$108,410	$83,957	$45,054
Income taxes	4,505	7,790	3,084

      The Company entered into capital lease agreements for new equipment aggregating $8.5 million, $3.5 million and $13.3 million in 2000, 1999 and 1998, respectively.

NOTE 20 — Financial Expense, Net

      Financial expense, net, includes the following:

	Years ended December 31,

	2000	1999	1998

	(In thousands of dollars)
Interest income	$5,076	$4,494	$7,979
Interest expense	(113,192)	(92,752)	(48,220)
Minority interest on trust preferred securities (Note 9)	(14,817)	(7,711)	—

Financial expense, net	$(122,933)	$(95,969)	$(40,241)

NOTE 21 — Unusual Items

      During the year ended December 31, 2000, the Company’s geophysical services did not recover as expected, despite the significant, sustained improvement in oil and gas prices. As a result of the market conditions, the Company recorded $166.5 million in impairment charges against its multi-client library; $148.8 million in impairment charges against property, equipment and other assets; and $50.5 million in contract losses. These charges included $77.2 million related to the Ramform Banff and certain other production assets.

      During the year ended December 31, 1999, the Company experienced a significant decrease in the demand for its geophysical services due to the low price of oil during 1998 and the first half of 1999. As a result of these reduced activity levels, the Company implemented certain restructuring efforts and recorded charges during the first and third quarters related to these efforts as summarized below:

			Accrued		Accrued
		Amounts	balance at	Amounts	balance at
		paid in	December 31,	paid in	December 31,
	Total charge	1999	1999	2000	2000

	(In thousands of dollars)
Cash charges:
Severance for approximately 500 employees	$12,685	$6,063	$6,622	$6,622	$—
Lease termination, derigging and other obligations	38,734	28,036	10,698	10,698	—

Cash charges	51,419	34,099	17,320	17,320	—

Non-cash charges — write-off and write-down of property and equipment	22,535

Total cash and non-cash charges	$73,954

      The employees whose employment was terminated were primarily field and support personnel associated with marine, transition zone and land seismic operations that were removed from service, and employees within the Company’s data processing operations. The Company terminated the employment of approximately 400 employees as of December 31, 1999 and of approximately 100 additional employees during 2000. The amount accrued was based upon the positions eliminated, length of service and any statutory or legal requirements applicable within the country where the terminations occurred. The Company paid all of the costs accrued at December 31, 1999 during 2000.

      The Company accrued $38.7 million for costs to (1) derig marine vessels removed from operations, (2) settle contractual obligations associated with leased vessels and equipment removed from service, and (3) accrue for certain other incremental costs associated with the Company’s restructuring efforts.

      The impairment of property and equipment primarily consisted of the write-off or write-down of geophysical assets that were scrapped, disposed of or were net expected to benefit future operations, and the write-off of leasehold improvements associated with leased vessels and equipment removed from service. The Company also recognized $15.9 million in impairment charges for certain software, equity investment and other assets.

      Impairment charges were based upon a comparison of the assets’ carrying amounts to internal estimates of the realizable fair market values.

      During the fourth quarter of 1998, the Company recorded impairment charges totaling $22.7 million in response to management’s assessment of asset values in light of the general decline in oil and gas market demand. Of the total, $7.8 million in charges related to the multi-client library, $11.5 million related to certain of the Company’s equity investments, and $3.4 million related to property items associated with the Company’s oil and gas interests.

NOTE 22 — Restatement of Previously Issued Financial Statements

      The Company determined that the value of tax equalization swap contracts (Note 15) was incorrectly recorded and presented in its previously issued financial statements, as only the year-end net settlement value of these instruments was recognized in the Company’s statements of financial position and results of operations, rather than the fair value of the entire contracts in each reporting period. The financial statements and related disclosures have been restated to properly reflect the fair value of these tax equalization swap contracts as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000. The restatement also included a reclassification of the tax equalization swap contracts in the Company’s statements of financial position and results of operations. Since the previously reported settlement values of the tax equalization swap contracts were treated as an accounting hedge and presented as a net of tax amount within the provision (benefit) for income taxes, the financial statement effects of these contracts were reclassified to accrued expenses and other income (expense). The effect of this restatement was non-cash, net adjustments to previously reported net income for fiscal years 2000, 1999 and 1998 of $2.8 million, ($17.5 million) and ($3.9 million), respectively.

      In addition, the Company determined that its financial position and results of operations as of and for the year ended December 31, 2000 required restatement to reflect the adoption of SAB No. 101 to the Company’s revenue recognition policy for some types of volume seismic data licensing arrangements and to defer revenue recognition until the Company has entered into a license agreement for specific data. The effect of this restatement was non-cash, net adjustments to previously reported net income for fiscal year 2000 of ($4.6 million), including ($6.6 million) as the cumulative effect of the change in accounting principle.

      The effects of the restatement on the accompanying financial statements are included below:

	As of and for the years ended December 31,

	2000		1999		1998

		As		As		As
	As	previously	As	previously	As	previously
	restated	reported	restated	reported	restated	reported

	(In thousands of dollars, except per share data)
Revenue	$913,482	$906,233	$788,160	$788,160	$761,762	$761,762
Cost of sales	424,027	423,121	333,060	333,060	236,647	236,647
Depreciation and amortization	262,109	258,484	238,576	238,576	273,799	273,799
Total operating expenses	1,134,531	1,130,000	749,088	749,088	617,794	617,794
Operating profit (loss)	(221,049)	(223,767)	39,072	39,072	143,968	143,968
Other income (loss), net	(32,774)	28,583	(9,144)	23,650	33,531	38,966
Income (loss) before income taxes	(315,605)	(256,966)	(70,976)	(38,182)	138,112	143,547
Provision (benefit) for income taxes	(132,756)	(69,392)	(57,137)	(41,890)	30,428	31,950
Income (loss) before cumulative effect of accounting change	(182,849)	(187,574)	(13,839)	3,708	107,684	111,597
Cumulative effect of accounting change, net of tax	(6,555)	—	(19,977)	(19,997)	—	—
Net income (loss)	(189,404)	(187,574)	(33,816)	(16,269)	107,684	111,597
Basic income (loss) per share before cumulative effect of accounting change	(1.79)	(1.84)	(0.15)	0.04	1.31	1.36
Cumulative effect of accounting change	(0.07)	—	(0.21)	(0.21)	—	—
Basic income (loss) per share	(1.86)	(1.84)	(0.36)	(0.17)	1.31	1.36
Diluted income (loss) per share before cumulative effect of accounting change	(1.79)	(1.84)	(0.15)	0.04	1.27	1.32
Cumulative effect of accounting change	(0.07)	—	(0.21)	(0.21)	—	—
Diluted income (loss) per share	(1.86)	(1.84)	(0.36)	(0.17)	1.27	1.32
Accounts receivable, net	237,815	253,410	240,634	240,634
Total current assets	473,060	488,655	398,604	398,604
Multi-client library, net	854,899	847,102	816,423	816,423
Other long-term assets, net	333,331	324,273	275,768	267,422
Total assets	4,293,651	4,292,391	4,184,997	4,176,651
Accrued expenses	293,119	203,368	182,441	144,212
Income taxes payable	12,263	77,464	9,805	9,805
Total current liabilities	434,888	410,338	302,720	264,491
Deferred tax liabilities	96,260	96,260	71,429	79,852
Total liabilities	2,781,600	2,757,050	2,477,416	2,447,610
Retained earnings	116,521	139,811	305,925	327,385
Total shareholders’ equity	1,372,001	1,395,291	1,568,417	1,589,877
Total liabilities and shareholders’ equity	4,293,651	4,292,391	4,184,997	4,176,651

      The pro forma effects of the adoption of SAB No. 101 as if the adoption had been reflected in fiscal years 1999 and 1998, rather than as the cumulative effect of a change in accounting principle as of January 1, 2001, are presented below:

	Years ended December 31,

	1999	1998

Income (loss) before cumulative effect of accounting change	$(8,558)	$104,865
Cumulative effect of accounting change, net of tax	(19,977)	—
Net income (loss)	(28,535)	104,865
Basic income (loss) per share before cumulative effect of accounting change	(0.09)	1.27
Cumulative effect of accounting change, net of tax	(0.21)	—
Basic income (loss) per share	(0.30)	1.27
Diluted income (loss) per share before cumulative effect of accounting change	(0.09)	1.24
Cumulative effect of accounting change, net of tax	(0.21)	—
Diluted income (loss) per share	(0.30)	1.24

NOTE 23 — Summarized Financial Information

PGS Exploration AS.

      PGS Exploration AS (“PEXAS”), a Norwegian corporation, is a wholly owned subsidiary of the Company. PEXAS is the largest geophysical services company within the PGS group of companies. PEXAS is also the charterer of the Ramform Explorer and the Ramform Challenger. The Company has fully and unconditionally guaranteed PEXAS charter obligations in connection with certain debt securities issued in order to finance the purchase of these vessels. Summarized financial information for PEXAS and its consolidated subsidiaries is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with US GAAP. Separate financial statements and other disclosures with respect to PEXAS are omitted because the information contained therein, in light of the information contained in the consolidated financial statements of the Company, would not be material.

	Years ended December 31,

	2000	1999	1998

	(In thousands of dollars)
INCOME STATEMENT DATA
Revenue	$200,560	$210,459	$138,816
Operating profit	(110,983)	(10,924)	3,576
Net income	(89,640)	(13,151)	9,043
BALANCE SHEET DATA
Current assets	$199,197	$100,165	$132,420
Noncurrent assets	209,784	490,663	207,064
Current liabilities	102,389	61,116	82,338
Noncurrent liabilities	285,144	425,704	139,988
Equity	21,448	104,008	117,158

Oslo Explorer PLC and Oslo Challenger PLC.

      Both Oslo Explorer PLC (“Explorer”) and Oslo Challenger PLC (“Challenger”), Isle of Man public limited companies, are wholly owned subsidiaries of the Company, purchased on April 4, 1997 (Note 8). Explorer and Challenger own the Ramform Explorer and the Ramform Challenger, respectively, and lease these vessels to PEXAS pursuant to long-term bareboat charters. Explorer and Challenger are jointly and severally liable under mortgage notes, in an original principal amount of $165.7 million, which were issued to finance the purchase of the Ramform Explorer and the Ramform Challenger. Summarized financial information for each of Explorer and Challenger is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with US GAAP. Separate financial statements and other disclosures with respect to Explorer and Challenger are omitted because the information, in light of the information contained in the consolidated financial statements of the Company, would not be material.

	Years ended December 31,

	2000		1999

	Explorer	Challenger	Explorer	Challenger

	(In thousands of dollars)
INCOME STATEMENT DATA
Revenue	$7,380	$7,341	$7,560	$7,520
Net income	1,787	1,749	1,673	1,634
BALANCE SHEET DATA
Current assets	$—	$—	$—	$—
Noncurrent assets	76,482	76,328	78,394	78,278
Current liabilities	5,231	5,231	4,972	4,972
Noncurrent liabilities	63,668	63,666	67,626	67,625
Equity	7,583	7,431	5,796	5,681

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP