Form 20-F
period 2006-12-31
PETROLEUM GEO SERVICES ASA
filed 2007-05-16
CIK 902053

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

Strandveien 4, N-1325 Lysaker, Norway
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing	New York Stock Exchange, Inc.
one ordinary share of nominal value NOK 3 per share
Ordinary shares of nominal value NOK 3 per share*	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 180,000,000 ordinary shares, nominal value NOK 3 per share.

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
YEAR ENDED DECEMBER 31, 2006

PETROLEUM GEO-SERVICES ASA

As used in this annual report, we refer to Petroleum Geo-Services ASA, its predecessors and its majority-owned subsidiaries as “PGS,” “we,” “us” or “our,” unless the context clearly indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any agreement or other document referred to are not necessarily complete. For each such agreement or other document filed as an exhibit to this annual report, we urge you to refer to the exhibit for a more complete description of the matter involved. We are subject to the informational requirements of the Exchange Act that apply to foreign private issuers and file or furnish reports and other information with the SEC. Reports and other information we file with or furnish to the SEC, including this annual report, may be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington D.C. 20549. Additionally, information that we file electronically with the SEC may also be obtained from its internet website at http://www.sec.gov and our internet website at http://www.pgs.com.  Information contained on or connected to our website is not incorporated by reference into this annual report on Form 20-F and should not be considered part of this report or any other filing that we make with the SEC.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. This annual report, particularly in “Our Business Priorities,” in Item 4 and “Outlook; Factors Affecting Our Future Operating Results” and “Liquidity and Capital Resources” in Item 5, contains forward-looking statements about our financial condition, results of operations, businesses and prospects. These forward-looking statements address matters such as:

•	market conditions, anticipated demand and prices for our services and multi-client data that we license, productive capacity in the markets in which we operate, other competitive factors, possible expansion, technological developments and other trends in the businesses in which we operate;

•	business strategies, including geographic areas in which we may operate from time to time and potential acquisitions and/or dispositions;

•	the extent to which and manner in which our seismic vessels and equipment will be utilized, including utilization of such vessels to acquire contract or multi-client seismic data;

•	expected completion of construction of new vessels from time to time;

•	acquisition of contract and multi-client seismic data, governmental licensing activity relating to such acquisition and expected future licenses of multi-client seismic data;

•	multi-streamer contract EBIT margins, multi-client revenue, Onshore revenues and operating profit;

•	future capital expenditures, investments in our businesses and dividends;

•	investments in, and amortization charges for, our multi-client library;

•	governmental and tax regulations and enforcement;

•	future exposure to currency devaluations or exchange rate fluctuations, including in particular fluctuations in the value of the U.S. dollar as compared to the Norwegian kroner and the British pound;

•	interest rates; and

•	future proposals to our shareholders.

These forward-looking statements:

•	address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future;

•	are based at least in part on assumptions and analyses that we have made in good faith and that we believe were reasonable under the circumstances when made; and

•	can be impacted by uncertainties and other factors, many of which are beyond our control.

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

Selected Financial Data

We have presented below, on the basis of U.S. generally accepted accounting principles (“U.S. GAAP”), our selected consolidated financial data as of December 31, 2006, 2005, 2004 and 2003 (Successor Company) and as of December 31, 2002 (Predecessor Company), for the years ended December 31, 2006, 2005 and 2004, for the two-month period ended December 31, 2003 (Successor Company), for the ten-month period ended October 31, 2003 and for the year ended December 31, 2002 (Predecessor Company). We have derived the financial data presented below from our audited financial statements including those included in Item 18 of this annual report. The financial data presented below excludes our Production business (demerged in 2006), our Pertra subsidiary (sold in 2005), our Atlantis oil and gas subsidiary (sold in 2003), our PGS Tigress (UK) software subsidiary (sold in 2003) and our Production Services subsidiary (sold in 2002), which are presented as discontinued operations in our financial statements for all periods presented. You should read the selected financial data in conjunction with “Operating and Financial Review and Prospects” in Item 5 of this annual report and our consolidated financial statements and related notes included in Item 18 of this annual report. The selected financial data presented below are qualified in their entirety by reference to those consolidated financial statements and related notes.

We operated our business as a debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code from July 29, 2003 until November 5, 2003, when our reorganization plan became effective and was substantially consummated. Under the plan, our then-existing bank debt and outstanding senior notes were cancelled in exchange for a combination of new senior notes, a new term loan, new ordinary shares and the right to receive cash. For additional information about our Chapter 11 reorganization, please read “Operating and Financial Review and Prospects — Overview — 2003 Financial Restructuring and Fresh-Start Reporting” in Item 5 of this annual report and Note 3 of the consolidated financial statements included in Item 18 of this annual report.

We have prepared our post-reorganization consolidated financial statements in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” or SOP 90-7. For financial reporting purposes, the effects of the completion of the reorganization plan and adjustments for fresh-start reporting have been recorded as of October 31, 2003. Under fresh-start reporting, a new entity was deemed created for financial reporting purposes and the carrying values of our assets were adjusted to their reorganization values, which were equivalent to their estimated fair values. The carrying values of our liabilities were also adjusted to their present values. The terms “Predecessor” and “Predecessor Company” refer to PGS and its subsidiaries for periods prior to and including October 31, 2003. The terms “Successor” and “Successor Company” refer to PGS and its subsidiaries for periods from and after November 1, 2003. The effects of the completion of the reorganization plan and adjustments for fresh-start reporting recorded as of October 31, 2003 are Predecessor Company transactions. All other results of operations on November 1, 2003 are Successor Company transactions.

	Successor Company				Predecessor Company
				Two Months	Ten Months
				Ended	Ended	Year Ended
	Years Ended December 31,			December 31,	October 31,	December 31,
	2006	2005	2004	2003	2003	2002
	(In thousands of dollars, except for share data)

STATEMENT OF OPERATIONS DATA:
Revenues	$1,308,459	$888,021	$707,519	$123,082	$639,330	$718,772
Operating profit (loss)	409,930	130,235	(68,309)	2,022	(73,959)	(232,804)
Debt redemption and refinancing costs	—	(107,315)	—	—	—	—
Reorganization items:
Gain on debt discharge	—	—	—	—	1,253,851	—
Fresh-start adoption	—	—	—	—	(532,268)	—
Cost of reorganization	—	—	(3,498)	(3,325)	(52,334)	(3,616)
Income (loss) from continuing operations	229,380	(97,070)	(210,346)	(24,650)	484,430	(544,512)
Income (loss) from discontinued operations, net of tax	69,197	209,648	75,616	14,697	70,226	(466,528)
Net income (loss)	298,577	112,578	(134,730)	(9,953)	557,045	(1,174,678)
Basic and diluted income (loss) from continuing operations per share	$1.27	$(0.54)	$(1.16)	$(0.14)	$4.69	$(5.27)
Basic and diluted net income (loss) per share	1.66	0.63	(0.75)	(0.06)	5.39	(11.37)
Basic and diluted weighted average shares outstanding(a)	180,000,000	180,000,000	180,000,000	180,000,000	103,345,987	103,345,987
CASH FLOW DATA:
Cash flows provided by operating activities	$563,413	$280,714	$282,372	$62,170	$164,948	$294,609
Cash flows provided by (used in) investing activities	96,596	8,841	(183,446)	(25,089)	(69,732)	(274,497)
Cash flows (used in) financing activities	(657,490)	(300,953)	(71,283)	(25,807)	(92,896)	(7,636)
Capital expenditures	165,442	90,376	62,393	9,899	13,471	41,994
Investment in multi-client library	113,658	55,667	41,140	9,461	81,142	151,590

(a)	At our General Meeting on December 13, 2006, our shareholders approved a three-for-one split of our shares. Following the split, and as of December 31, 2006, we had 180,000,000 shares issued and outstanding, all of which are of the same class and have equal voting and dividend rights. Each share has a par value of NOK 3. All Successor Company share and per-share information included in this annual report gives effect to this three-for-one split of our shares.

					Predecessor
	Successor Company				Company
	December 31,				December 31,
	2006	2005	2004	2003	2002
	(In thousands of dollars)

BALANCE SHEET DATA:
Total assets	$1,225,753	$1,717,572	$1,852,153	$1,997,360	$2,839,757
Multi-client library, net	49,406	146,171	244,689	408,005	583,859
Total long-term debt and capital lease obligations	318,271	935,339	1,118,346	1,172,147	1,409,134
Guaranteed preferred beneficial interest in PGS junior subordinated debt securities	—	—	—	—	142,322
Common stock	78,208	85,714	85,714	85,714	71,089
Shareholders’ equity (deficit)	444,848	329,275	222,907	353,634	(192,254)

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

We depend substantially upon exploration, development and production spending by oil and natural gas companies. Capital expenditures, and in particular exploration and development expenditures, by oil and natural gas companies have tended in the past to follow the prices of oil and natural gas, which have fluctuated widely in recent years. Lower oil and natural gas prices, actual or projected, and other factors, including mergers of oil and natural gas companies, may reduce the level of those expenditures, which could adversely affect our businesses.

We invest significant amounts of money in acquiring and processing seismic data for our multi-client data library without being certain about how much of the data we will be able to license or when and at what price we will be able to license the data.

We invest significant amounts in acquiring and processing seismic data that we own, which we call multi-client data. Our future multi-client data licenses, including the timing of such licenses, are uncertain and depend on a variety of factors, many of which are beyond our control. By making such investments, we assume the risk that:

•	we may not fully recover the costs of the data through future licenses; and

•	the value of our multi-client data could be adversely affected by, among other things, any adverse change in the general prospects for oil and natural gas exploration, development and production activities in the areas where we acquire multi-client data, by technological or regulatory changes and by other industry or general economic developments.

In the past, we have incurred substantial impairment charges related to our multi-client data.

The amounts we amortize from our multi-client data library each period may fluctuate significantly, and these fluctuations can have a significant effect on our results of operations.

The manner in which we account for our multi-client data library has a significant effect on our results of operations. We amortize the capitalized cost of our multi-client data library based principally on the relationship of actual data licenses for the relevant data to our estimates of total, including future, licensing of data. Our licensing estimates are inherently imprecise and may vary from period to period depending upon market developments and our expectations. Changes in the amounts and timing of data licenses may result in impairment charges or changes in our amortization expense, which will affect our results of operations.

Due to our adoption of fresh-start reporting as of November 1, 2003, we reduce the book value of the portion of our multi-client library that was recognized in the fresh-start consolidated balance sheet when we realize pre-fresh-start tax assets. Current and future amortization costs are reduced accordingly and may not be representative of future amortization as we make new investments in our multi-client library.

Substantial changes in amortization rates can have a significant effect on our results of operations.

We could incur operating losses if we cannot keep our vessels and other equipment utilized at high levels.

Our business is capital intensive, and we make significant investments in vessels and in processing, seismic and other equipment. We also incur relatively high fixed costs in our operations. As a result, if we cannot keep our vessels and other equipment utilized at relatively high levels, due to reduced demand, weather interruptions, equipment failure, technical difficulties, labor unrest or other causes, we could incur significant operating losses.

We have experienced substantial losses in the past and may do so in the future.

For the year ended December 31, 2004, we suffered a net loss of $134.7 million. We may incur net losses, as well as operating losses, in the future.

Our future revenues may fluctuate significantly from period to period.

Our future revenues may fluctuate significantly from quarter to quarter and from year to year as a result of various factors including the following:

•	increases and decreases in industry-wide capacity to acquire seismic data;

•	fluctuating oil and natural gas prices, which may impact customer demand for our services;

•	different levels of activity planned by our customers;

•	the timing of offshore lease sales and licensing rounds and the effect of such timing on the demand for seismic data and geophysical services;

•	the timing of award and commencement of significant contracts for geophysical data acquisition services;

•	weather and other seasonal factors; and

•	seasonality and other variations in the licensing of geophysical data from our multi-client data library.

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

Our technology could be rendered obsolete because technological changes and new products and services are regularly introduced to our markets, and we may not be able to develop and produce competitive products and services on a cost-effective and timely basis.

We will be required to invest substantial capital to maintain competitive technologies. Technology changes rapidly, and new and enhanced products and services are frequently introduced in our markets. Our success depends to a significant extent on our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit resources to research and development, we may encounter resource constraints or technical or other difficulties that could delay introduction of new and enhanced products and services in the future. In addition, continuing development of new products and services inherently carries the risk of obsolescence of older products and services. New and enhanced products and services, if introduced, may not gain market acceptance or may be adversely affected by technological changes.

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

A significant portion of our revenue is derived from operations outside the United States and Norway. These operations are subject in varying degrees to risks inherent in doing business abroad, including:

•	war, terrorist activities, political, civil or labor disturbances, border disputes and embargoes;

•	damage to our equipment or violence directed at our employees;

•	the possibility of unfavorable changes in tax or other laws;

•	work stoppages;

•	partial or total expropriation;

•	renegotiation or nullification of existing contracts;

•	restrictions on currency repatriation or the imposition of new laws or regulations that preclude or restrict the conversion and free flow of currencies;

•	the imposition of new laws or regulations that have the effect of restricting operations or increasing the cost of operations; and

•	the disruption or delay of licensing or leasing activities.

Our business experiences extreme weather and other hazardous conditions.

Our seismic data acquisition operations are exposed to extreme weather and other hazardous conditions. In particular, a substantial portion of our operations are subject to perils that are customary for marine operations, including capsizing, grounding, collision, interruption and damage or loss from severe weather conditions, fire, explosions and environmental contamination from spillage. Any of these risks, whether in our marine or onshore operations, could result in damage to or destruction of vessels or equipment, personal injury and property damage, suspension of operations or environmental damage. In addition, our operations involve risks of a technical and operational nature due to the complex systems that we utilize. If any of these risks materialize, our business could be interrupted and we could incur significant liabilities. In addition, many similar risks may result in curtailment or cancellation of, or delays in, exploration and production activities of our customers, which could in turn adversely impact our operations.

Because we do not have insurance with third party carriers to cover all operating risks, our results of operations could be adversely affected if one or more of those risks occurred.

We do not carry full insurance for all of our operating risks. Although we generally attempt to carry insurance against the destruction of or damage to our seismic vessels and equipment in amounts that we consider customary in the industry, such insurance coverage is subject to various exclusions. In addition, we may not be able to maintain adequate insurance for our vessels and equipment in the future or do so at rates that we consider reasonable. We do not maintain insurance to protect against loss of revenues caused by business interruptions.

Because we generate revenue and incur expenses in various currencies, exchange rate fluctuations and devaluations could have a material impact on our results of operations.

Currency exchange rate fluctuations and currency devaluations could have a material impact on our results of operations from time to time. Historically, most of our revenue and operating expenses have been generated in U.S. dollars, NOK and British pounds, but we predominantly sell our products and services in U.S. dollars while some portion of our operating expenses are incurred in NOK and British pounds. A depreciation in the U.S. dollar compared to these other currencies would adversely affect our reported results of operations because expenses denominated in NOK or British pounds would be converted into U.S. dollars, our reporting currency, at an increased value.

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

Most of our contracts are obtained through a competitive bidding process. In connection with this bidding process, we are subject to intense competition from large, international companies and smaller, local companies. Some of our competitors may have greater financial and other resources than us and may be better positioned to withstand and adjust more quickly to volatile market conditions and changes in government regulations. We also face competition from new low-cost competitors in various geographic areas, particularly in the onshore seismic market.

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

Risk Factors Relating to Financial Reporting Matters

Failure to maintain effective internal controls over financial reporting could adversely affect both our ability to provide timely and accurate financial statements and the trading prices of our securities.

We maintain a system of internal control over financial reporting, but there may be inherent limitations in any such system. If we do not maintain effective internal control over financial reporting in the future, we may be unable to process key components of our results of operations and financial condition timely and accurately, investors and rating agencies could lose confidence in our reported financial information and the trading prices of our securities could be adversely affected.

Our adoption of “fresh-start” reporting and our transition to International Financial Reporting Standards may make our historical financial statements difficult to compare.

In connection with the November 2003 consummation of our reorganization plan, we adopted, as of November 1, 2003, fresh-start reporting in accordance with SOP 90-7. Because SOP 90-7 required us to reset our assets and liabilities to then current fair values, our financial condition and results of operations after our reorganization are not comparable to the financial condition and results of operations reflected in our historical financial statements for periods prior to November 2003. This may make it difficult to assess our performance for fiscal years 2006, 2005 and 2004 compared to our performance for fiscal years 2003 and 2002.

In addition, effective January 1, 2005, publicly traded companies in the European Union and European Economic Area were required to report financial statements based on International Financial Reporting Standards (“IFRS”). Norway has established transition rules allowing companies that are listed for public trading in the U.S. to defer adopting IFRS reporting until January 1, 2007. In our future reports, our financial condition and results of operations and cash flows as of and for the year ended December 31, 2006 will be reconciled to IFRS. However, prior fiscal years will not be reconciled. Because of this transition, it will be more difficult to compare our financial statements for 2006 and 2007 with our financial statements for years prior to 2006, which may make our historical performance more difficult to assess.

Risk Factors Relating to Our Indebtedness and Other Obligations

Our indebtedness and other obligations restrict us in various ways.

As of December 31, 2006, we had $338.2 million of indebtedness and capital leases outstanding. Our credit facility and other debt and contractual obligations contain covenants and restrictions, including provisions that could restrict our ability, among other things, to sell assets; incur additional indebtedness or issue preferred stock; prepay interest and principal on our indebtedness (other than our main credit agreement); pay dividends and distributions or repurchase our capital stock; create liens on assets; make investments, loans, guarantees or advances; make acquisitions; engage in mergers or consolidations; enter into sale and leaseback transactions; engage in transactions with affiliates; amend material agreements governing our indebtedness; change our business; enter into agreements that restrict dividends from subsidiaries; and enter into speculative financial derivative agreements. In addition, our credit facility requires us to comply with specific financial covenants, including a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. Because of this debt and other contractual obligations:

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

In addition, our indebtedness could increase as a result of our financing the repurchase of up to 10% of our share capital, as described under “Overview — Share Repurchase Program” in Item 5 of this annual report.

Our ability to obtain additional financing or to refinance our indebtedness could be restricted.

As of March 2007, our long-term secured indebtedness carried a non-investment grade rating from both Moody’s Investors Service, Inc. rating agency (Ba3) and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (BB-). As long as we have a non-investment grade credit rating, our access to the debt capital markets will be restricted to the non-investment grade sector. Such a situation could increase our borrowing costs or restrict our ability to obtain additional financing or to refinance our existing indebtedness, or to do so on satisfactory terms.

Other Risk Factors

If Petrojarl, our former production business, fails to meet its indemnification obligations to us or if we are subject to liabilities for which Petrojarl has not agreed to indemnify us, our business, results of operation or financial condition could be harmed.

In June 2006, we completed the demerger of our former production business, Petrojarl. Following the demerger of Petrojarl we retained a joint secondary liability for certain obligations of Petrojarl.

Petrojarl has in connection with the demerger agreed to indemnify us from liabilities related to its operations. Such liabilities include liabilities related to the floating production, storage and offloading units, or “FPSOs”, that we transferred to Petrojarl in connection with the demerger. With respect to Petrojarl Foinaven FPSO, we have provided a separate on demand guarantee in connection with the demerger. The guarantee is made in relation to the FPSO service agreement and is for the benefit of the Foinaven co-venturers, which is capped at $10 million. With respect to Petrojarl Banff FPSO, we remain with a joint secondary liability with Petrojarl under their FPSO service agreement with the Banff group. The guarantee is not capped. If these claims are made and Petrojarl does not honor its obligation to indemnify us, it could adversely affect our business, results of operation or financial condition.

With respect to Petrojarl Foinaven, the UK Inland Revenue has raised an issue about the accelerated rate at which tax depreciation is available. As part of the demerger plan, we agreed to reimburse Petrojarl for 50% of any payment in excess of 13 million British pounds (approximately $25.6 million) related to this liability. Based on past correspondence with external advisors we believe that the maximum exposure would be 7 million British pounds (approximately $13.8 million) for us. We have not recorded any provision for this possible contingent loss because we do not believe it is probable that any payment will be made.

For additional information about our former UK leases, please read “Operating and Financial Review and Prospects — Liquidity and Capital Resources — UK Leases” in Item 5 of this annual report.

Our share repurchase program could increase the volatility of the price and decrease the liquidity of our ordinary shares.

In December 2006, our shareholders approved a share repurchase program at an extraordinary general meeting. Under this program, we are authorized to purchase up to 10% of our share capital. This authorization by our shareholders is valid for seven months after registration, or until approximately July 2007. We intend to propose that our shareholders approve an extension of this program for an additional twelve-month period at our annual general meeting in June 2007. Under the program, we can repurchase our shares from time to time at prevailing market prices on the open markets where our ordinary shares are traded. The existence of our share repurchase program and any purchases under this program could increase the volatility of the price and/or decrease the liquidity of our ordinary shares.

We will require a significant amount of cash for our share repurchase program.

If we elect to repurchase a significant number of our shares under our share repurchase program, such repurchases could require a significant amount of cash. To the extent we use our cash resources to repurchase our shares, we will have less cash resources for operations and to fund growth opportunities, new development initiatives and unanticipated capital expenditures. Our ability to repurchase shares will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we are subject to taxation in many jurisdictions around the world with increasingly complex tax laws. The amounts of taxes we pay in these jurisdictions could increase substantially as a result of changes in these laws or their interpretations by the relevant taxing authorities, which could have a material adverse effect on our liquidity and results of operations. In addition, those authorities could review our tax returns and impose additional taxes and penalties, which could be material. We have identified issues in several jurisdictions that could eventually make us liable to pay material amounts in taxes relating to prior years. We also have some tax indemnity exposure relating to the rate at which capital allowances can be claimed under the UK lease for Petrojarl Foinaven, which was transferred to Petrojarl in connection with the demerger of our former production business. Additional issues that we are not currently aware of may be identified in the future.

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

We and our affiliated entities conduct business in countries known to experience government corruption. We are committed to doing business in accordance with applicable anti-corruption laws and our code of conduct. However there is a risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977. Any such violations could result in substantial civil and/or criminal penalties and might adversely affect our business, results of operations or financial condition.

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

Who We Are

We are one of the major global participants in the acquisition of marine three-dimensional (3D) seismic data. We acquire, process, interpret, market and sell seismic data worldwide that is used by oil and natural gas companies to help them find oil and natural gas and to determine the size and structure of known oil and natural gas reservoirs. In our seismic projects, we are involved in planning the seismic surveys and acquiring and processing the seismic data. Oil and natural gas companies use this information in evaluating whether to acquire new leases or licenses in areas with potential accumulations of oil and natural gas, in selecting drilling locations, in modeling oil and natural gas reservoir areas and in managing producing reservoirs. Oil and natural gas companies use 4D or time lapse surveys, which are surveys produced by the repetition of identical 3D surveys over time, to assist in their evaluation of subsurface geophysical conditions that change over time due to the depletion and production of reservoir fluids. This evaluation provides for more efficient production of the reservoir and the possible extension of the reservoir’s useful life. We use our High Density 3D — HD3D® — technology to acquire 3D data with higher trace densities, giving improved resolution of the subsurface and higher quality images of the reservoirs.

In 2006, we managed our business in two segments as follows:

•	Marine, which consists of streamer seismic data acquisition, marine multi-client library, data processing and reservoir consulting; and

•	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library.

We manage our Marine segment from Lysaker, Norway and our Onshore segment from Houston, Texas.

We acquire seismic data both on an exclusive contract basis for our customers and on our own behalf as multi-client data for licensing from time to time to multiple customers on a non-exclusive basis. In some of our projects, we share interests in the revenue from the sales of the multi-client data with third parties. During 2006, we used our active seismic vessel acquisition capacity, measured by time, approximately 83% to acquire contract data and approximately 17% to acquire multi-client data. This compares to approximately 91% and 9%, respectively, for 2005 and 88% and 12%, respectively, for 2004.

On June 29, 2006, we completed the demerger of Petrojarl, our former production business. Petrojarl was subsequently listed as an independent company on the Oslo Stock Exchange. We report the operations of Petrojarl, together with those of our Pertra oil and gas subsidiary that we sold in March 2005, under discontinued operations.

Historical Development

The primary milestones in our historical development include the following:

•	January 1991: Company established with the merger of Geoteam a.s. and Nopec a.s.

•	August 1992: Company ordinary shares listed on Oslo Stock Exchange

•	May 1993: Initial public offering and listing in U.S. on NASDAQ

•	1995-1999: Construction and deployment of six Ramform design 3D seismic vessels

•	April 1997: Listing of our American Depositary Shares, or ADSs, on the New York Stock Exchange

•	May 1998: Acquisition of Golar-Nor (Petrojarl I and Petrojarl Foinaven)

•	October 1998: Delivery of Ramform Banff

•	July 1999: Acquisition of FPSO Varg (renamed Petrojarl Varg)

•	March 2001: Sale of data management business and related software to Landmark Graphics Corporation, a subsidiary of Halliburton, and resumption of oil production by the re-tooled Ramform Banff

•	August 2002: Acquisition of 70% ownership in, and operatorship of, PL 038 on NCS of the North Sea (including the Varg field)

•	August-November 2002: Replacement of various members of senior management, including the Chairperson of our Board of Directors, our chief executive officer and our chief financial officer, with a new non-executive Chairperson of the Board, a new chief executive officer and a new chief financial officer

•	February 2003: Sale of Atlantis subsidiary to Sinochem

•	February 2003: Delisting of ADSs from the New York Stock Exchange and quotations for our ADSs available through the Pink Sheets

•	July 2003: Filing under Chapter 11 of U.S. Bankruptcy Code

•	November 2003: Emergence from Chapter 11 proceedings, reorganization plan becomes effective and new Board of Directors takes office

•	December 2004: Re-listing of our ADSs on the New York Stock Exchange

•	March 2005: Sale of our former oil and gas subsidiary Pertra to Talisman

•	December 2005: Refinancing of $746 million of 10% senior notes and former $110 million credit facility with a new $1 billion senior secured credit facility

•	June 2006: Demerger of our former production business completed. Petrojarl listed as separate company

2006 Developments

Our primary business achievements in 2006 were:

•	the successful demerger of our former production business, Petrojarl

•	continued strong safety performance

•	strong full year cash flow and significant debt reduction

•	significant improvement in our marine seismic contract operating profit margins

•	significantly increased Onshore revenues and operating profit

•	higher pre-funding levels and multi-client late sales

•	re-entry into the Gulf of Mexico with a new, large multi-client survey

•	commencement of construction on two new and enhanced Ramform vessels

2007 Developments

In addition, during the first five months of 2007 we have:

•	repurchased 2,123,500 shares for an aggregate cost of $49.2 million under our share repurchase program

•	entered into agreements with the Japanese Ministry of Economy, Trade and Industry (“METI”) regarding the sale of Ramform Victory, subject to a four- to ten-year service agreement

•	proposed to pay a special dividend of NOK 10 per share (subject to approval at our 2007 annual general meeting) and commenced an evaluation of a delisting of our ADSs from the New York Stock Exchange and a deregistration of our ADSs and shares under the U.S. Securities Exchange Act of 1934.

Demerger of Our Production Business (2006)

On June 29, 2006, we completed a demerger plan to separate our geophysical and production businesses into two independently listed companies. Under the demerger plan, our subsidiary companies that previously conducted our production business, and the assets, rights and liabilities related to the production business, were transferred to a company named Petrojarl. Our subsidiary companies that previously conducted our geophysical business, and the assets, rights and liabilities related to the geophysical business, were retained under Petroleum Geo-Services ASA.

Upon completion of the demerger, each holder of our ordinary shares and each holder of our ADSs received one ordinary share of Petrojarl or one American Depositary Share representing an ordinary share of Petrojarl (“Petrojarl ADSs”), in each case for each of our shares or ADSs held. The ordinary shares in Petrojarl started trading on the Oslo Stock Exchange on June 30, 2006. Petrojarl was not listed in the U.S.

Upon completion of the demerger, we held 19.99% of the outstanding Petrojarl shares. We sold those shares in the second and third quarters of 2006, and we owned no shares in Petrojarl as of December 31, 2006.

In connection with the demerger, in late June 2006, we received net cash proceeds of $269.8 million. When we sold the Petrojarl shares, we received an additional $126.1 million, net of expenses and demerger costs. We used these amounts to repay indebtedness under our term-loan facility.

Following the demerger of Petrojarl, we retained a joint secondary liability for certain obligations of Petrojarl.

Petrojarl has in connection with the demerger agreed to indemnify us from liabilities related to its operations. Such liabilities include liabilities related to the floating production, storage and offloading units, or “FPSOs”, that we transferred to Petrojarl in connection with the demerger. With respect to Petrojarl Foinaven FPSO, we have provided a separate on demand guarantee in connection with the demerger. The guarantee is made in relation to the FPSO service agreement and is for the benefit of the Foinaven co-venturers, which is capped at $10 million. With respect to Petrojarl Banff FPSO, we remain with a joint secondary liability with Petrojarl under their FPSO service agreement with the Banff group. The guarantee is not capped. If these claims are made and Petrojarl does not honor its obligation to indemnify us, it could adversely affect our business, results of operation or financial condition.

With respect to Petrojarl Foinaven, the UK Inland Revenue has raised an issue about the accelerated rate at which tax depreciation is available. As part of the demerger plan, we agreed to reimburse Petrojarl for 50% of any payment in excess of 13 million British pounds (approximately $25.6 million) related to this liability. Based on past correspondence with external advisors we believe that the maximum exposure would be 7 million British pounds (approximately $13.8 million) for us. We have not recorded any provision for this possible contingent loss because we do not believe it is probable that any payment will be made.

Sales of Subsidiaries (2003 — 2005)

In 2003, we sold our Atlantis oil and gas subsidiary to China National Chemicals Import and Export Corporation for a combination of $48.6 million in cash, the reimbursement of $10.6 million of expenditures and the right to receive additional future payments of up to $25.0 million if certain contingent events occur. The sale agreement was amended in June 2005 and now provides that we may receive a maximum of $10.0 million if certain contingent events occur. In March 2006, we received $3.0 million of such contingent payments.

In 2003, we sold our software subsidiary, PGS Tigress (UK) Ltd., for deferred compensation payable in 2004 through 2007 of $1.8 million in the aggregate, for which payments were received in 2004 and 2005. In 2006, we agreed to a settlement with the new owners pursuant to which we recognized a loss of $0.3 million.

In March 2005, we sold our wholly owned subsidiary Pertra AS to Talisman for an initial sales price of approximately $155 million. We recognized a $157.9 million gain from the sale in 2005, including $2.5 million for an option to make certain amendments to the charter and operating agreement for the Petrojarl Varg and $8.1 million in additional sales consideration. As a part of the agreement, we were entitled to receive additional sales consideration equal to the value, on a post petroleum tax basis, of 50% of the relevant revenues from the Varg field in excess of $240 million for each of the years ended December 31, 2005 and 2006. As a result, we recorded additional income of $8.1 million in 2005 and $0.3 million in 2006.

For additional information about our acquisitions and dispositions, please read Note 25 of the notes to our consolidated financial statements in Item 18 of this annual report.

Our Business Priorities

Following the demerger of Petrojarl and the significant reduction in our outstanding indebtedness, we intend to create value for our shareholders by focusing and expanding our geophysical business as described below. In addition, we intend to continue our focus on health, safety and environmental (“HSE”) performance and strengthening internal controls, corporate governance and human resource capabilities.

Marine

We intend to expand our Marine business, both through our program to construct and deliver two new and enhanced high-capacity Ramform seismic vessels and increased multi-client investments. Within Marine, we also intend to maintain our emphasis on higher acquisition productivity and regularity in our operations and in customer delivery. We also intend to enhance the productivity advantage of our Ramform vessels by increasing their streamer count.

We intend to expand our Data Processing business through organic growth and targeted acquisitions. We intend to improve our competitive position by increasing our research and development activities, with a strong focus on commercializing selected new technologies.

Onshore

We intend to increase our seismic data acquisition capacity, while pursuing a broader, but selective geographical market exposure.

Our Strategies

Our principal strategies include:

(1)  capitalizing on our strong cost position and operating performance of our Ramform seismic vessels;

(2)  increasing our operating margins on existing acquisition capacity by:

•	reducing steaming and downtime in Marine,

•	increasing our focus on survey project planning and execution,

•	focusing our work where premium pricing is available,

•	selectively increasing our streamer count, and

•	investing in more effective seismic data acquisition capacity;

(3)  maximizing the value of our multi-client data library by:

•	increasing our investments in our multi-client library with strong emphasis on prospectivity and high pre-funding,

•	strengthening our emphasis on the target selection process and assessment of prospectivity,

•	enhancing our existing library through reprocessing; and

•	selectively making strategic equity investments through contributions of rights to use our multi-client data;

(4)  increasing our Onshore activity in specific geographic regions:

(5)	capturing the full potential in our data processing centers and increasing our market share, especially in high-end processing;

(6)	commercializing and investing in new technology and equipment, including new streamers, to increase productivity on our unique Ramform seismic vessels and our HD3D® seismic solution; and

(7)  evaluating selective acquisition and diversification opportunities.

In the past, we have invested heavily in our multi-client seismic data library and in high technology acquisition equipment, including:

•	our Ramform seismic vessels;

•	our high capacity computing facilities, together with the development of specialized proprietary software for seismic imaging, multi-component processing, signal enhancement and visualization technology; and

•	state-of-the-art technology in our onshore seismic data acquisition equipment to enable efficient acquisition of high quality seismic data in varied terrain.

We believe that our main competitive strengths include:

•	our highly experienced work force;

•	high operational reliability, safety and customer satisfaction;

•	our ability to tow more streamers and our superior streamer retrievability, control and stability, which yield better cost effectiveness on surveys and in adverse weather conditions, respectively;

•	our high technology Ramform seismic vessels;

•	the high channel counts and standardized equipment for our onshore operations; and

•	our global presence.

Geographic Areas of Operation

We have divided our Marine business into three primary areas of operations:

•	North and South America;

•	Europe, Africa and the Middle East; and

•	Asia Pacific.

We have divided our Onshore business into three primary areas of operations:

•	North America (U.S. and Canada);

•	Latin America (Mexico and South America); and

•	Eastern Hemisphere.

We acquire seismic data in most of the active oil and natural gas exploration or production areas around the world, including:

•	offshore and onshore Canada;

•	the Gulf of Mexico;

•	onshore in the U.S. mid continent, Rocky Mountains and Alaskan North Slope regions;

•	offshore and onshore Mexico and other parts of Latin America;

•	offshore Brazil;

•	the North Sea;

•	the Mediterranean and Black Seas;

•	offshore West Africa, including shallow water areas;

•	the Middle East and Africa;

•	the Caspian Sea area;

•	offshore China and Korea;

•	offshore India and onshore Bangladesh;

•	offshore in the Sakhalin area of Russia; and

•	offshore Australia, Indonesia and other countries in the Asia Pacific region.

Contract and Multi-Client Operations

Contract Operations

When we acquire seismic data on a contract basis, our customers direct the scope and extent of the survey and retain ownership of the data obtained. Contracts for seismic data acquisition, which are generally awarded on a competitive bid basis, may include both a day-rate and a production rate element. Under these contracts, the customer assumes primary responsibility for interruption of acquisition operations due to factors that are beyond our control, including weather and permitting. Contracts are also awarded on a turnkey basis. With turnkey contracts, the customers pay based upon the number of seismic lines or square kilometers of seismic data collected.

During 2006, we used 83% of our active streamer 3D vessel acquisition capacity, measured by time, to acquire seismic data on a contract basis. We performed contract operations during 2006 in the North Sea; offshore Brazil; offshore West and South Africa; in the Mediterranean; offshore Australia, New Zealand, Malaysia and other countries in the Asia Pacific region; offshore Russia; offshore Qatar; onshore in the continental U.S. as well as Alaska, Canada, Mexico, Venezuela, Libya and Bangladesh; and in shallow water offshore Nigeria.

Multi-Client Operations

From the perspective of an oil and natural gas company, licensing multi-client seismic data on a non-exclusive basis is typically less expensive on a per unit basis than acquiring the seismic data on an exclusive basis. From our perspective, multi-client seismic data can be more cost effective to acquire and may be sold a number of times to different customers over a period of years. As a result, multi-client seismic data has the potential to be more profitable than contract data. However, when we acquire multi-client seismic data we assume the risk that future sales may not cover the cost of acquiring and processing such seismic data. Obtaining pre-funding for a portion of these costs reduces this risk, and typically we require a relatively high level of pre-funding before beginning a project. We determine the level of pre-funding that we will require before initiating a multi-client seismic survey by evaluating various factors affecting the sales potential of each survey. These factors include:

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

We own a significant library of marine multi-client data in most of the major oil and natural gas basins of the world, including the Gulf of Mexico, the North Sea, offshore West Africa, offshore Brazil and the Asia Pacific region. Our onshore library is entirely in North America. After substantial reductions in our multi-client investments in 2003 and 2004, we increased our investments in multi-client library by 35% in 2005 (as compared to 2004) and by 104% in 2006 (as compared to 2005).

In our multi-client operations, we make initial sales of the data prior to project completion, which we refer to as pre-funding sales, and we refer to all further sales as late sales. We make a substantial portion of these late sales in connection with acreage licensing round activity in those regions where we have a data library. Typically, customers are required to pay an amount for access to the data and additional amounts, or uplift fees, upon award of a concession or sometimes upon execution of a production sharing or similar contract. The timing and regularity of such license round activity varies considerably depending upon a number of factors, including in particular the geopolitical stability of the region in question. As a result, both the total amount and the timing of late sales can be difficult to forecast accurately, with potentially significant revenue swings from quarter to quarter and from year to year.

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

Our Marine Segment

Marine Acquisition

We believe that we operate one of the most advanced marine seismic data acquisition fleets in the world. As of December 31, 2006, we had a total of eleven 3D marine seismic streamer crews operating seismic vessels and one 2D vessel crew. We also had two Ramform design seismic 3D vessels under construction, with expected deliveries in the first quarter of 2008 and the second quarter of 2009. In carrying out our operating activities, we enter into, from time to time, agency agreements, joint venture agreements and joint operating agreements with third parties.

Streamer Seismic Acquisition

In our streamer operations, we use our seismic vessel fleet to acquire 3D, 4D and HD3D® seismic data as described above under “History and Development of the Company — Who We Are.” For information relating to our fleet of vessels used to acquire marine seismic data, see “Vessel Fleet and Crews” below.

Vessel Fleet and Crews

We acquire marine seismic data using seismic crews primarily through owned and chartered vessels that have been constructed or modified to our specifications and outfitted with a complement of data acquisition, recording, navigation and communications equipment. Our crews direct the positioning of a vessel using sophisticated navigation equipment, deploy and retrieve streamers, cables, receivers and energy sources, and operate all of the seismic systems. Our seismic crews do not perform maritime operation of the vessels. The vessel maritime crews are employed by us, by the owner of a chartered vessel, or by a contract operator.

Our seismic vessels have an equipment complement consisting of the following:

•	recording instrumentation;

•	digital recording streamers;

•	acoustic positioning systems for source and streamer locations;

•	multiple navigation systems for vessel positioning; and

•	a source control system that controls the synchronization of the energy sources and an air gun array firing system that activates the acoustic energy source.

We provide in the following table information as of December 31, 2006 about our marine seismic data acquisition vessels.

					Maximum
					Streamers
					Deployed
		Total	Total	Maximum	(through	Owned or
	Year Rigged/	Length	Beam	Streamer	December 31,	Charter
Vessel Name	Converted	(Feet)	(Feet)	Capability	2006)	Expiration

3D Seismic Vessels:
Ramform Explorer	1995	269	130	12	12	Owned
Ramform Challenger	1996	283	130	16	12	Owned	(1)
Ramform Valiant	1998	283	130	20	12	2023	(1)
Ramform Viking	1998	283	130	20	10	Owned
Ramform Victory	1999	283	130	20	16	2024	(1)(3)
Ramform Vanguard	1999	283	130	20	12	Owned
Atlantic Explorer	1994	300	57	6	6	Owned
Pacific Explorer	1994	300	72	8	8	Owned
Nordic Explorer	1993	266	54	6	6	Owned
Ocean Explorer	1993/2006	266	59	6	6	Owned
Orient Explorer	1995	269	49	4	4	2007	(2)
2D Seismic Vessels:
Falcon Explorer	1997/2006	268	53	1	1	Owned
Support Vessels:
Remus	1998	153	33	N/A	N/A	Owned
Romulus	1997	144	35	N/A	N/A	Owned

(1)	We have UK lease arrangements for each of the Ramform Valiant, the Ramform Victory and the Ramform Challenger. The UK lease for the Ramform Victory was terminated March 15, 2007. Under the leases, we lease the vessels under long-term charters that give us the option to purchase the vessels for a de minimis amount at the end of the charter periods. The leases are legally defeased because we have made payments to banks in consideration for which the banks have assumed liability to the lessors equal to basic rentals and termination sum obligations. Please read Notes 2 and 21 of the notes to our consolidated financial statements included in Item 18 of this annual report.

(2)	The charter agreement for the Orient Explorer has a one-year term and will be extended annually for each year until 2011, unless we terminate the charter by giving three months’ notice.

(3)	In March 2007, PGS entered into a heads of agreement with METI that contemplates the sale of the Ramform Victory and a four-to-ten year service agreement. We expect METI to take delivery of the Ramform Victory in the fourth quarter of 2007. The heads of agreement is subject to the satisfactory completion of certain definitive documentation. On May 11, 2007, a main agreement, sales agreement and a license agreement were entered into, which are subject to completion of a technical and operational service agreement within 30 days.

We are building two new third generation Ramform design seismic vessels at Aker Yards, Langsten, Norway. We currently expect delivery of one of these vessels, which we announced in March 2006, in the first quarter of 2008. We expect this new vessel to cost approximately $85 million, excluding the cost of seismic equipment, and we expect the total cost to be approximately $160 million, excluding project management cost and interest. We expect the second vessel, announced in September 2006, to be delivered in the second quarter of 2009 with a total cost of approximately $170 million. Aker Yards has constructed all six of our existing Ramform design seismic vessels.

The third generation Ramform vessels will be designed consistent with our objectives of (1) being a leader in 3D seismic acquisition productivity and efficiency, and (2) implementing our HD3D® technical strategy.

Competition in Our Marine Segment

The seismic data acquisition business is very competitive worldwide for both the contract market and the multi-client market. We compete for available seismic surveys based on a number of factors, including technology, price, performance, dependability, vessel availability, safety and turnaround time. Our largest competitors on a global basis are WesternGeco, which is owned by Schlumberger Limited, and CGGVeritas.

Data Processing and Technology

In late 2006 we reorganized and combined our data processing, technology development, research and development and reservoir-related consulting activities into a new business unit that we refer to as PGS Data Processing & Technology. This business unit, which we report as part of our Marine segment, includes our Data Processing unit and our Geoscience & Engineering organization. The latter organization has global responsibility for technology development, research and development and providing geophysical support for our Marine and Onshore segments. In addition, we perform internal and external reservoir-related consulting activities through this organization.

We expect to form in 2007 a Commercialization & New Ventures group within Data Processing & Technology to assist in introducing new technology products in the market.

Data Processing.  Our Data Processing business is an integral part of both our Marine and Onshore segments. Our Data Processing business provides seismic data processing services;

•	that we use to develop multi-client data that is added to our own multi-client data library;

•	that we use to reprocess and enhance older multi-client data to increase the potential for additional late sales; and

•	to clients for their own use.

We perform some processing services offshore onboard our seismic vessels, but we perform the majority of such services in our land-based data processing centers. As of December 31, 2006, we had 17 land-based data processing centers. Our largest data processing centers are located in Houston, Texas; London, UK; Rio de Janeiro, Brazil; and Perth, Australia. We have inter-connected through high capacity network links our four centers located in Houston, London, Perth, and Lysaker (Norway).

Through our seismic data processing operations we provide:

•	2D and 3D time and depth imaging services for land and marine seismic surveys;

•	onboard (vessel) seismic data processing for reduced delivery times and enhanced real-time quality control for data that we acquire;

•	multi-component and time-lapse seismic data processing;

•	wide-azimuth and multi-azimuth seismic processing;

•	HD3D® seismic processing; and

•	specialized signal enhancement techniques.

Geoscience and Engineering.  Our research and development activities include:

•	development of our next generation streamer system, which we expect will combine hydrophones and velocity sensors in a dual sensor towed streamer with the aim to improve both seismic image quality and operational efficiency;

•	application of marine electro magnetic measurement to identify oil and natural gas in the subsurface, including applications where both the source and the recording device is towed;

•	development and implementation of software for use by our Data Processing and Technology unit in seismic imaging and processing of data from non-conventional surveys;

•	development and implementation of 3D visualization, seismic modeling and survey design systems; and

•	improving technology for acquiring marine seismic data including streamer systems, seismic source systems and towing systems for large streamer spreads. This activity is a key factor in maintaining a leadership position in the efficient acquisition of marine seismic data.

We also provide, through our PGS reservoir organization, subsurface technical and commercial expertise including large scale regional interpretations, which we refer to as PGS MegaSurveys, and consulting services for evaluating exploration prospects and managing producing fields and reservoirs. We have experienced technical staff, including geoscientists, petrophysicists and reservoir engineers, who draw upon years of experience within the oil industry, often with international oil companies. We perform these services for customers that include independent and major oil companies, governments and financial institutions. Through these projects, we have gained a substantial knowledge of subsurface petroleum basins around the world.

Fiber Optic Technology.  Our research and development activities include our research, which began in 1997, on the potential use of fiber optic technology in seismic applications. In this research, we have emphasized permanent monitoring of producing oil and gas reservoirs. By permanently placing fiber optic cables over a producing reservoir, we can detect changes in reservoir characteristics. We believe that oil and gas companies may be able to use this increased knowledge of changes in reservoir characteristics to improve recoveries from such reservoirs.

We believe that there are several technical advantages of using a fiber optic system rather than a conventional monitoring system and that these advantages may provide the foundation for a more reliable monitoring system. In 2006, we tested a fiber optic cable in the Gulf of Mexico with a major oil company. The test confirmed certain technical capabilities of a fiber optic monitoring system, and we are constructing a 12-kilometer long cable that we intend to deploy on a producing field in deep water in 2007.

Competition in our Data Processing Business.  The seismic data processing business is very competitive worldwide. We compete based on a number of factors, including technology, price, performance, dependability, turnaround time and processing capacity availability. Our processing operations compete primarily for time processing contracts with WesternGeco, which is owned by Schlumberger Limited, and CGGVeritas. For depth imaging and other advanced processing applications, we also compete with several smaller processing companies. We compete for time processing contracts based primarily on price and technology, but processing capacity, turnaround time and processing center location are also important factors.

Our Onshore Segment

Our Onshore segment consists of seismic acquisition operations on land and in very shallow water and transition zones. This segment also includes our onshore multi-client library. We conduct contract onshore seismic acquisition throughout the world. Our onshore multi-client library is entirely in the United States. During 2006, we conducted seismic acquisition operations in the continental U.S., Alaska, Canada, Mexico, Venezuela, Nigeria, Libya and Bangladesh. During 2006, active crew counts have ranged from eight to eleven. As of December 31, 2006, we had eight crews conducting activities in the United States, Canada and Libya.

We are pursuing disciplined capital and geographic growth through selected opportunities in strategic markets worldwide. We are expanding our multi-client onshore library in the U.S. mid-continent and elsewhere, building on our successful HD3D® wide-azimuth seismic processing programs.

In the market for onshore seismic services, we believe that we are one of the larger worldwide operators, measured in terms of revenues. We compete in the onshore segment not only on price and crew availability, but also by the quality of the data we acquire and the safety of our operations. We believe that we can remain competitive by capitalizing on our project execution and management skills and by continuing to provide a high-quality technical product. The majority of our recording equipment pool is relatively uniform, facilitating changing crew counts and channel counts on any specific crew as the market dictates.

Discontinued Operations

We completed the demerger of our former production business, Petrojarl, on June 29, 2006 as described in more detail under “Demerger of our Production Business (2006)” above. We report the results from our former production business in our consolidated statements of operations under income from discontinued operations, net of tax.

We sold Pertra to Talisman on March 1, 2005, as described in more detail under “Sales of Subsidiaries (2003 — 2005)” above. We report the operations of Pertra in our consolidated statements of operations under income from discontinued operations, net of tax.

Other Factors Related to Our Business

Intellectual Property

Our patents, trademarks, service marks, copyrights and licenses protect our proprietary technology, including our Ramform seismic vessels and HD3D® seismic solution software. Our intellectual property rights collectively represent a material asset to our business. However, no single patent, trademark, copyright, license or piece of technical information is of material importance to our business when taken as a whole. As of December 31, 2006, we held 170 patents under the laws of the United States, the United Kingdom and Norway. The duration of these patents varies from 7 to 19 years, depending upon the date filed and the duration of protection granted by each country. For more information relating to the risks associated with our dependence upon proprietary technology, see “Key Information — Risk Factors — Risk Factors Relating to Our Business Operations — Our results of operations depend in part upon our ability to establish and protect our proprietary technology” in Item 3 of this annual report.

Seasonality

We incorporate by reference in response to this item the information in “Operating and Financial Review and Prospects — Seasonality” in Item 5 of this annual report.

Operating Conditions and Insurance

Our operations are exposed to extreme weather and other hazardous conditions. These operations are subject to risks of injury to personnel and loss of equipment. We have safety compliance programs staffed by full-time professional employees and a program for developing, implementing and managing our responsibility for the health and safety of our employees and the environments in which we operate. Systems for reporting and tracking the occupational health of our employees are in place in our business units. Company-wide initiatives focus on the further development of our environmental management systems. We consider each employee to be a vital contributor to health, safety and environment in our company, and we are fully committed to our health, safety and environment program.

Since 1994 we have operated our own captive re-insurance company that provides insurance for our seismic equipment, including marine acquisition vessels and equipment, onshore equipment and data processing and information technology hardware and software. As part of this insurance, all of our seismic vessels have a level of coverage against war and terrorism risks that we believe is customary for our industry. We do not generally maintain such insurance for our land-based assets because we do not believe such insurance is cost effective. As noted below, this insurance is subject to deductibles and limits of coverage and is supplemented by commercial reinsurance arrangements with creditworthy re-insurers.

We obtain a substantial portion of our casualty insurance through our wholly owned captive re-insurance company. As of December 31, 2006, we retained a maximum risk retention of $7.2 million per year, in excess of underlying deductibles. Our various operating companies have a deductible per occurrence when obtaining this casualty insurance from the captive company, ranging from $125,000 per accident for our seismic vessels and up to $200,000 per accident for our streamers.

Governmental Regulation

In various areas of the world, we are required to obtain and we have licenses to acquire multi-client seismic data. Licensing and permitting requirements vary widely. We believe that we have complied in all material respects with the licensing and permitting requirements relating to our acquisition of multi-client data.

Our operations are also affected by the exploration and production licensing requirements of various governmental authorities. The timing and extent of licensing of areas for exploration and production activities influence the level of seismic activity within a particular country. Prospective licensees often purchase multi-client seismic data prior to the award of a license. Following a license award, license holders will generally acquire seismic data for the newly licensed areas if they have not previously obtained multi-client data. In the North Sea, the governments of Norway and the United Kingdom generally hold licensing rounds for exploration and production every year. In the Gulf of Mexico, licensing of blocks for exploration and production are typically held twice each year, once offshore Texas and once offshore Louisiana. In Brazil, a license round has occurred each year during the last few years. In other areas of the world, the timing and extent of these licensing rounds might be more irregular, and the licenses awarded may be subject to resolution of border disputes. The length of the actual license to explore for oil and natural gas varies from region to region.

Additionally, our operations are affected by a variety of other laws and regulations, including laws and regulations relating to:

•	permitting or licensing agreements for oil and natural gas exploration, development and production activities;

•	exports and imports;

•	currency;

•	taxes;

•	occupational health and safety;

•	the protection of the environment; and

•	anti-corruption.

Our operations are subject to a variety of laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations implementing their laws, which are often complex. Compliance with these rules and regulations is often costly, and failure to comply can carry substantial penalties or fines. Under these laws, rules and regulations, we may be liable for remediation or removal costs, damages and other costs associated with releases of hazardous materials including oil into the environment.

We believe that we are currently in compliance in all material respects with the requirements of environmental, export/import and occupational health and safety laws and regulations. Please read “Key Information — Risk Factors — Risk Factors Relating to Our Business Operations — Unpredictable changes in governmental regulations could increase our operating costs and reduce demand for our services” in Item 3 of this annual report.

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

Organizational Structure

We provide in the following table a list of our subsidiaries and affiliated companies as of May 10, 2007.

		Shareholding
		and Voting
Company	Jurisdiction	Rights

PGS Shipping AS	Norway	100%
Oslo Seismic Services Ltd.	Isle of Man	100%
PGS Geophysical AS	Norway	100%
Multiklient Invest AS	Norway	100%
Petroleum Geo-Services, Inc.	United States	100%
Petroleum Geo-Services (UK) Ltd.	United Kingdom	100%
Seahouse Insurance Ltd.	Bermuda	100%
PGS Mexicana SA de CV	Mexico	100%
Dalmorneftegeofizika PGS AS	Norway	49%
Baro Mekaniske Verksted AS	Norway	10%
Calibre Seismic Company	United States	50%
PGS Capital, Inc.	United States	100%
Diamond Geophysical Services Company	United States	100%
PGS Exploration (Nigeria) Ltd.	Nigeria	100%
PGS Data Processing Middle East SAE	Egypt	100%
PGS Data Processing, Inc.	United States	100%
Petroleum Geo-Services Asia Pacific Pte. Ltd.	Singapore	100%
PGS Australia Pty. Ltd.	Australia	100%
Atlantis (UK) Ltd.	United Kingdom	100%
PGS Egypt for Petroleum Services	Egypt	99%
Hara Skip AS	Norway	100%
PGS Exploration, SDN BHD	Malaysia	100%
PGS Exploration, Inc.	United States	100%
PGS Exploration Pty. Ltd.	Australia	100%
PGS Ocean Bottom Seismic, Inc.	United States	100%
PGS Exploration (UK) Ltd.	United Kingdom	100%
PGS Pension Trustee Ltd.	United Kingdom	100%
PGS Reservoir Ltd.	United Kingdom	100%
Atlantic Explorer Ltd.	Isle of Man	50%
Oslo Seismic Services Inc.	United States	100%
Oslo Explorer Plc	Isle of Man	100%
Oslo Challenger Plc	Isle of Man	100%
PGS Shipping (Isle of Man) Ltd.	Isle of Man	100%
PGS Onshore, Inc.	United States	100%
PGS Onshore (Canada), Inc.	Canada	100%
PGS Americas, Inc.	United States	100%
Seismic Energy Holding, Inc.	United States	100%
PGS Exploration (Norway) AS	Norway	100%
PGS Multi-Client Seismic Ltd.	Jersey	100%
PGS Marine Services (Isle of Man) Ltd.	Isle of Man	100%
Deep Gulf LLC	United States	50.1%

		Shareholding
		and Voting
Company	Jurisdiction	Rights

PGS Nopec (UK) Ltd.	United Kingdom	100%
PGS Nominees Ltd.	United Kingdom	100%
SOH, Inc.	United States	100%
PT PGS Nusantara	Indonesia	100%
PGS Geophjysical (Angola) Ltd.	United Kingdom	100%
Seismic Exploration (Canada) Ltd.	United Kingdom	100%
PGS Ikdam Ltd.	United Kingdom	100%
Sakhalin Petroleum Plc.	Cyprus	100%
PGS Investigacào Petrolifera Limitada	Brazil	100%
Sea Lion Exploration Ltd.	Bahamas	100%
PGS Administración y Servicios S.A. de C.V.	Mexico	100%
PGS Servicios C.A.	Venezuela	100%
PGS Venezuela de C.A.	Venezuela	100%
PGS Overseas AS	Norway	100%
PGS Suporte Logistico e Servicos Ltda.	Brazil	100%
PGS Finance, Inc.	United States	100%
PGS Japan K.K.	Japan	100%
PGS (Kasakhstan) LLP	Kazakhstan	100%
PGS CIS LLC	Russia	100%
PGS Seismic (UK) Ltd.	United Kingdom	100%
Genesis Petroleum Europe Ltd.	United Kingdom	50%
PGS Data Processing and Technology Sdn. Bhd.	Malaysia	100%
PGS Onshore (Algeria) EURL	Algeria	100%
PGS (Malta) Limited	Malta	100%
PGS (Malta) Holdings Limited	Malta	100%
PGS Overseas Operation (Cyprus) Ltd.	Cyprus	100%
PGS Overseas Trading (Cyprus) Ltd.	Cyprus	100%
PGS Khazar	Russia	100%
PGS Onshore Peru S.A.C	Peru	100%
PGS Onshore Services S.A.C.	Peru	100%
PGS Technology (Sweden) AB	Sweden	100%
Genesis Petroleum Corporation plc	United Kingdom	24.4%
PGS Exploration Morocco SARL	Morocco	100%

Leased Premises

Our principal offices are at Lysaker, Norway in leased premises. We also maintain leased premises in other cities in Norway, the United States, Angola, Azerbaijan, Australia, Bangladesh, Bolivia, Brazil, Canada, China, Ecuador, Egypt, England, France, India, Indonesia, Kazakhstan, Libya, Malaysia, Mexico, Nigeria, Russia, Scotland, Singapore, the United Arab Emirates and Venezuela. We believe that all leased properties are well maintained and are suitable for our present activities.

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

Overview

Who We Are

We are a technologically focused oilfield service company principally involved in providing geophysical services worldwide. Globally, we provide a broad range of geophysical and reservoir services, including seismic data acquisition, processing and interpretation and field evaluation.

Following the demerger of our former production business (Petrojarl) in June 2006, we manage our business in two segments as follows:

•	Marine, which consists of streamer seismic data acquisition, marine multi-client library, data processing and reservoir consulting; and

•	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library.

We present segment financial information in this annual report on a basis that is consistent with that used by our management in evaluating the operational and financial performance of our operating segments, controlling our business and making strategic decisions. Our operating segments are managed separately and represent strategic business product lines. We manage our Marine segment from Lysaker, Norway and our Onshore segment from Houston, Texas.

Share Repurchase Program

At our extraordinary general meeting held on December 13, 2006, our shareholders approved a share repurchase program authorizing the Company to repurchase up to 10% of our share capital or up to 18 million shares. This authorization by our shareholders is valid for seven months after registration, or approximately June 2007. We intend to propose that our shareholders approve an extension of this program for an additional twelve-month period at our annual general meeting in June 2007. Under the program, we can repurchase our shares from time to time at prevailing market prices on the open market where our ordinary shares are traded. The purpose of the share repurchase program is to allow the Company to optimize its capital structure. Repurchased shares may be reissued under our employee stock option or other incentive plans, as consideration payable for acquisitions made by us, or as consideration for any merger, demerger or acquisition in which we participate. In addition, we may elect to cancel shares repurchased.

NYSE Delisting

In March 2007, the U.S. Securities and Exchange Commission amended its rules governing when a foreign private issuer may deregister its securities and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934. The new rules are effective 4 June 2007 and will allow a foreign private issuer to terminate its reporting obligations if certain criteria are met, including that the issuer has an average daily trading volume of its securities in the United States equal to 5% or less of the average daily trading volume of those securities in securities markets worldwide during a recent 12-month period. Based on a preliminary analysis, we expect to satisfy these criteria.

With the increased sophistication and transparency of the capital markets worldwide, we believe that the value of maintaining a dual listing of our shares in the United States and Norway is reduced. Due to, among other things, the limited trading and liquidity of our ADSs on the New York Stock Exchange and the cost and complexity of maintaining dual listing and reporting, especially after we adopt International Financial Reporting Standards, we have decided to commence a process to delist our ADSs from the New York Stock Exchange and deregister our ADSs and shares under the Exchange Act. Subject to the satisfaction of applicable regulatory requirements, we expect to commence the process shortly following the effective date of the amended rules.

Demerger of Our Former Production Business

On June 29, 2006, we completed a demerger plan to separate our Geophysical and our former Production businesses into two independently listed companies. We accounted for the demerger as continuity of our book values at the date of the demerger. In the demerger, our shareholders received a distribution of approximately 80% of the shares in Petrojarl (formerly our Production business) while approximately 20% of the Petrojarl shares were publicly offered to investors. The offering was completed at a price of NOK 43 per Petrojarl share. As part of the stabilization program established to facilitate the offering, 6,467,440 shares were returned to PGS. In the third quarter of 2006, we sold these Petrojarl shares to Teekay Shipping at a price of NOK 70 per share, recognizing a $66.7 million gain from the sale. In connection with the demerger, we recognized demerger costs totaling $10.0 million in 2006 and $1.7 million in 2005. For more information relating to the demerger, see “Demerger of our Production Business (2006)” in Item 4 of this annual report. We have presented the financial position, results of operations and cash flows for our former Production business as discontinued operations in our consolidated financial statements included in Item 18 of this annual report for all periods presented.

Sale of Pertra

In March 2005, we sold our wholly owned subsidiary Pertra AS to Talisman Energy (UK) Ltd. for an initial sales price of approximately $155 million and recognized a gain of $157.9 million. The amount includes $2.5 million received for an option that we granted to the purchaser to make certain amendments to the charter and operating agreement for the Petrojarl Varg and $8.1 million in additional sales consideration. As part of the transaction, we received additional sales consideration of $0.3 million in 2006. For more information relating to our sale of Pertra, see “Sales of Subsidiaries (2003 — 2005)” in Item 4 of this annual report. We have presented the results of operations and cash flows for Pertra as discontinued operations in our consolidated financial statements included in Item 18 of this annual report for all periods presented.

For a more comprehensive discussion of our history and development, including our business segments and our strategic focus, please read “Information on the Company” in Item 4 of this annual report.

2005 Refinancing

In 2005, we (a) repaid $250 million of our unsecured 8% Senior Notes due 2006 and (b) refinanced (as described below) $741 million of our $746 million of unsecured 10% Senior Notes due 2010 and our previous $110 million secured credit facility. The 8% Senior Notes and the 10% Senior Notes were issued in our 2003 financial restructuring. Debt redemption and refinancing costs totaled $107.3 million (including a $0.4 million write-off of deferred debt issue costs) and $9.9 million in capitalized deferred debt issue costs. As part of the 2005 refinancing, we established a $1 billion senior secured credit facility consisting of a seven-year $850 million term loan and a five-year $150 million revolving credit facility. The new revolving credit facility replaced our previous $110 million secured credit facility. For additional information about our loans and credit facilities, please read “— Liquidity and Capital Resources — Sources of Liquidity — Capital Resources” below.

2003 Financial Restructuring and Fresh-Start Reporting

In 2003, we implemented a financial restructuring through reorganization under Chapter 11 of the U.S. Bankruptcy Code. We had approximately $1.1 billion of debt and other contractual obligations maturing during 2003, including $930 million of bank debt and senior note obligations. The reorganization became effective and was substantially completed on November 5, 2003.

In connection with our emergence from Chapter 11, we adopted “fresh-start” reporting for financial statement purposes, effective November 1, 2003, in accordance with AICPA Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code.” Accordingly, we adjusted all assets and liabilities to reflect their reorganization value as of November 1, 2003, which approximated fair value at the date of reorganization. We determined that the reorganization value in accordance with SOP 90-7 was approximately $1.5 billion.

Critical Accounting Policies and Estimates

We discuss below our operating results and financial condition based on our consolidated financial statements, which are prepared in accordance with U.S. GAAP. In order to prepare these financial statements, we must make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, our disclosure of contingent assets and liabilities and the amounts of reported revenues and expenses. We evaluate our estimates and assumptions from time to time and may employ outside experts to assist in our evaluations. We believe that our estimates and assumptions are reasonable, but we acknowledge that actual results may differ materially from what we have estimated or assumed. Our significant accounting policies are described in Note 2 to the consolidated financial statements included in Item 18 of this annual report.

We list and summarize in greater detail below those accounting policies that we believe to be the most critical in the preparation and evaluation of our financial statements and that involve the use of assumptions and estimates that require a higher degree of judgment and complexity. As a result, our reported assets, liabilities, revenues and expenses could be materially affected if the assumptions and estimates we make were changed significantly, and our actual financial position, results of operations, cash flows and future developments may differ materially from the assumptions and estimates we have made. Our critical accounting policies and related estimates for the periods discussed below relate to:

•	revenue recognition;

•	multi-client data library, including cost capitalization, sales, amortization and impairment;

•	impairment of long-lived assets;

•	deferred tax assets; and

•	fresh-start reporting.

Revenue Recognition

We recognize revenue on our contract sales of data and on our other services as we perform the services and are able to charge the customer for these services. Because of the nature of our business, we incur and recognize costs from time to time prior to the time revenues can be recognized. As a result, a non-symmetrical matching of revenues and expenses may result in variability of results of operations between accounting periods.

Sales of our multi-client library generally fall into one of three categories.

•	Late sales — we grant a license to the customer for a specified portion of the library.

•	Volume sales agreements — we grant a license or licenses to a specified number of blocks in a defined geographical area, allowing the customer to select and access the specific blocks over a period of time.

•	Pre-funding arrangements — we obtain funding from a limited number of customers before we complete a seismic acquisition project. In return for the pre-funding, we may provide the customer the ability to direct or influence the project specifications, to access data as it is being acquired and to pay discounted prices.

We recognize revenue:

•	from late sales when the customer executes a valid license agreement and has been granted access to the licensed portion of the multi-client library and collection is reasonably assured;

•	from volume sales agreements ratably based on the total revenue and volume of data specified in the agreement as the customer executes licenses for specific blocks and has been granted access to the data, and collection is reasonably assured; and

•	from pre-funding arrangements as the services are performed on a proportional performance basis, generally based on physical progress, provided that all other revenue recognition criteria are satisfied.

Multi-Client Library

Our revenue recognition policy relating to our multi-client library is discussed above under “— Revenue Recognition.”

We capitalize and include in our multi-client library the costs directly associated with acquiring, processing and otherwise completing seismic surveys, including the applicable portion of interest costs. We base our amortization of the multi-client library on the sales forecast method. Under this method, we amortize the cost of each survey contained in the library based on the ratio between the cost of the survey and the total forecasted sales of data for such survey. In applying this method, we categorize surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category will include surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. We have also established maximum book value criteria (minimum amortization) for each survey or group of surveys in the library based on a five-year life for Marine and Onshore projects and a three-year life for all derivative processed data. The maximum book value for each survey at year-end is the total cost of the survey less accumulated straight-line minimum amortization. Because the minimum amortization requirements generally apply to the multi-client library on a survey-by-survey basis rather than in the aggregate, we may incur significant minimum amortization charges in a given year if the aggregate amount of ordinary amortization charges recognized exceeds the aggregate minimum amortization charges.

We periodically evaluate the surveys in the multi-client library for impairment. We classify as amortization expense in our consolidated statements of operations write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. We expect this additional, non-sales related, amortization expense to occur regularly because we evaluate each survey at least annually or when specific impairment indicators exist. We classify as impairment in our consolidated statements of operations write- downs related to fundamental changes in estimates affecting a larger part of our multi-client library where the effects are material.

In determining the annual amortization rates applied to our multi-client library, we consider expected future sales, market developments and past experience. These expectations include consideration of geographic locations, prospects, political risk, exploration license periods and general economic conditions. Because of the inherent difficulty in estimating future sales and market developments, amortization rates could deviate significantly from year to year. Our ability to recover through sales of multi-client library data the costs included in the multi-client library depends upon continued demand for the library data and the absence of technological, regulatory or other developments that would render the data obsolete or reduce its value.

Due to our adoption of fresh-start reporting as of November 1, 2003, the book value of the portion of our multi-client library that was recognized in the fresh-start balance sheet is reduced if and when we realize pre-fresh-start tax assets. Future amortization costs will be reduced accordingly. For additional information, please see “— Deferred Tax Assets” below and Note 22 of the notes to our consolidated financial statements included in Item 18 of this annual report.

Impairment of Long-Lived Assets

We review long-lived assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the undiscounted future cash flows is less than the carrying amount of the asset or group of assets, the asset is not recoverable and we recognize an impairment loss for the difference between the estimated fair value and the carrying value of the asset or group of assets. We assess long-lived assets (multi-client library and property and equipment) for possible impairment upon the occurrence of a triggering event. Events that can trigger assessments for possible impairments include, but are not limited to (a) significant decreases in the market value of an asset, (b) significant changes in the extent or manner of use of an asset, and (c) a physical change in the asset.

Estimating undiscounted future cash flows requires us to make judgments about long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts are uncertain as they require assumptions about demand for our products and services, future market conditions and future technological developments. Significant and unanticipated changes in these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, we cannot reasonably quantify the impact of changes in these assumptions.

We did not recognize any material impairment in 2006 and 2004 for any individual asset. During 2005 we converted our 4C crew into a streamer operation and recognized an impairment of $4.6 million.

Deferred Tax Assets

At December 31, 2006, we had a total of $419.4 million of deferred tax assets (net of deferred tax liabilities) relating primarily to our operations in Norway and the UK. When we adopted fresh-start reporting as of November 1, 2003, we established valuation allowances for all of our deferred tax assets. An additional valuation allowance was established at December 31, 2004 for deferred tax assets arising during 2004. We establish a valuation allowance by tax jurisdiction when we conclude it is more likely than not that all or some portion of the deferred tax assets will not be realized. We periodically adjust the valuation allowance based upon available evidence. During 2006, we concluded that certain valuation allowances were no longer necessary as available evidence, including recent profits and estimates of projected near term future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized. As a result, in 2005 and 2006 we released a portion of our valuation allowance. As a result, a deferred tax asset of $150 million was recognized in our consolidated balance sheets at December 31, 2006.

We base our estimates of projected near-term future taxable income on a variety of factors and assumptions, many of which are subjective and are outside of our control. Accordingly, these estimates could differ significantly from year to year, and we might realize more or less of the deferred tax assets than we have recognized on the balance sheet.

If and when we realize the benefits of deferred tax assets for which we established a valuation allowance at the adoption of fresh-start reporting, the positive effect does not flow through the consolidated statement of operations as a tax benefit, but is rather (as required under SOP 90-7) recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until the value of such assets is reduced to zero. If we realize benefits of deferred tax assets after those intangible assets have been reduced to zero, we would credit the benefits to shareholders’ equity. As a result of realization of such deferred tax assets in 2006, we reduced the carrying values of the multi-client library by $92.7 million and other intangible assets by $19.1 million. In 2005, we reduced the carrying values of our multi-client library by $25.3 million and other intangible and long-lived assets by $1.8 million. As a result, we reduced to zero the multi-client library and other intangible assets shown on our balance sheet as of the effectiveness of our adoption of fresh-start reporting in 2003. For additional information about how we account for deferred tax assets, please see Note 2 and Note 22 of the notes to our consolidated financial statements included in Item 18 of this annual report.

Fresh-Start Reporting

When we emerged from Chapter 11, we adopted fresh-start reporting in accordance with SOP 90-7. Accordingly, we adjusted all assets and liabilities to reflect their reorganization value as of November 1, 2003, which approximated fair value at the date of reorganization. We engaged independent financial advisors to assist in the determination of the reorganization value of the combined entity and for most of the individual assets and liabilities. Assets and liabilities were valued based on a combination of the cost, income and market approach. We also considered technical, functional and economic obsolescence. Please see “Overview — 2003 Financial Restructuring and Fresh-Start Reporting” above.

Similar to the estimates made for long-lived assets as described above, the estimates of fair value made for purposes of fresh-start reporting required judgments regarding long-term forecasts of future revenues and costs related to all significant assets and liabilities. These forecasts are uncertain in that they require assumptions about demand for our products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

We have indemnified the lessors in our UK leases for, among other things, the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities (“Tax Indemnities”). In connection with the adoption of fresh-start reporting in November 2003, we recorded a liability of 6.3 million British pounds (approximately $10.7 million) relating to the Tax Indemnities. We released this liability in 2005 when the UK Inland Revenue accepted the lessors’ claims for capital allowances under each lease. We also had UK leases related to our former Production business (Petrojarl), which we demerged in June 2006. Following the demerger, Petrojarl has agreed to indemnify us from certain liabilities related to its operations. With respect to Petrojarl Foinaven, the UK Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. As part of the demerger plan, we have agreed to reimburse Petrojarl for 50% of any payment in excess of 13 million British pounds (approximately $25.6 million) related to this liability. Based on past correspondence with external advisors we believe that our maximum exposure would be 7 million British pounds (approximately $13.8 million). We have not recorded any provision for this possible contingent loss because we do not believe it is probable that any payment will be made. For additional information about our UK leases, please read “— Liquidity and Capital Resources — UK Leases” below.

Seasonality

Our Marine segment experiences seasonality as a result of weather-related factors. Weather conditions in the North Sea generally prevent the full operation of seismic crews and vessels in the winter season and, due to vessel relocation, generally adversely impact our first and fourth quarter results and, to a lesser extent, our second quarter results. Storm seasons in the tropics can also affect our operations when we have crews in the Gulf of Mexico or tropical Asia. During these periods, we generally relocate our seismic vessels to areas with more favorable weather conditions to conduct seismic activities, or we conduct repairs and maintenance. On the other hand, our fourth quarter revenue has historically been positively affected by end-of-year sales of multi-client data to oil and natural gas companies. In addition, timing of licensing activities and oil and natural gas lease sales may significantly affect quarterly operating results.

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

Results of Operations

Overview

Our results of operations for the years 2006, 2005 and 2004, are presented below in an expanded format that shows the primary components of and key drivers affecting our results of operations. In addition, the results of operations discussed below exclude the results from our former Production business (demerged in June 2006) and our former oil and gas subsidiary Pertra (sold in March 2005),which are presented as discontinued operations in our consolidated financial statements included in Item 18 of this annual report.

We discuss below our results of operations based on our two remaining business segments — Marine and Onshore. Both segments operate worldwide and generate revenues primarily through contract acquisition sales and multi-client sales (pre-funding and late sales). Corporate overhead and significant charges that do not relate specifically to the operations of either segment are presented as Shared Services/Corporate.

Revenues

The table below presents our mix of revenues for each of the three years by business segment.

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Marine
Contract	$635,626	$424,192	$297,749
Multi-client pre-funding	131,254	40,006	30,535
Multi-client late sales	221,980	218,781	203,397
Data Processing	46,401	41,275	38,639
Other	9,254	428	485

	1,044,515	724,682	570,805

Onshore
Contract	218,215	122,415	110,288
Multi-client pre-funding	17,644	16,148	12,761
Multi-client late sales	27,491	13,976	10,112

	263,350	152,539	133,161

Shared Services/Corporate	2,652	19,418	20,852
Elimination of inter-segment sales	(2,058)	(8,618)	(17,299)

Total revenues	$1,308,459	$888,021	$707,519

Our total revenues for 2006 increased by $420.5 million compared with 2005. Marine revenues increased by $319.8 million, and Onshore revenues increased by $110.9 million, while Shared Services/Corporate/Elimination on a combined basis decreased by $10.2 million. Revenues for 2005 increased by $180.5 million compared with 2004, due to revenues for Marine increasing by $153.9 million, Onshore increasing by $19.3 million, and Shared Services/Corporate/Elimination on a combined basis increasing by $7.2 million.

Marine — 2006 vs. 2005.  Marine 2006 revenues increased by $319.8 million (44%) compared with 2005. Revenues from contract seismic acquisition increased by $211.4 million (50%), primarily due to improved contract pricing and improved operating efficiency as compared with 2005. Revenues from multi-client late sales increased by $3.2 million (1%). Revenues from multi-client pre-funding increased by $91.3 million (228%), and we increased our investment in multi-client library by $35.0 million (76%). Pre-funding as a percentage of cash investments in multi-client library increased to 162% in 2006 compared to 87% in 2005. In 2006 the fleet allocation (measured by active vessel time) between contract and multi-client data acquisition was approximately 83%/17%, respectively, compared to approximately 91%/9%, respectively, in 2005.

Marine — 2005 vs. 2004.  Marine 2005 revenues increased by $153.9 million (27%) compared with 2004. Revenues from contract seismic acquisition increased by $126.5 million (42%), primarily as a result of improved pricing, better contractual terms and general improvement of operational efficiency in 2005. In 2004, in addition to weaker pricing, revenues were negatively affected by significant operating disturbances during completion of a large turnkey project offshore India in the second quarter. Revenues from multi-client late sales increased by $15.4 million (8%). In 2005, we increased our investment in multi-client data, and revenues from multi-client pre-funding increased by $9.5 million (31%). Pre-funding as a percentage of cash investments in multi-client library decreased to 87% in 2005 compared to 99% in 2004. We had a fairly consistent fleet allocation (active vessel time) with approximately 91% contract and 9% multi-client in 2005, compared to 88% and 12%, respectively, in 2004.

Onshore — 2006 vs. 2005.  Onshore revenues for 2006 increased by 110.9 million (73%) compared with 2005. Onshore operated three crews in Libya during 2006, in each case commencing acquisition in early 2006, as well as significant activity in the U.S. Onshore started up a project in Nigeria in October 2005, which contributed to revenues throughout 2006. The project was completed in December 2006.

Onshore — 2005 vs. 2004.  Onshore revenues for 2005 increased by $19.3 million (14%) as compared with 2004. Onshore had higher revenues in the U.S. and Canada both within the contract market and within the multi-client market (where all revenues are generated in the U.S.). Furthermore, a new project in Nigeria increased revenues in the Eastern Hemisphere, offset by reduced activity levels and revenues in Mexico.

Shared Services/Corporate revenues.  Revenues in Shared Services/Corporate for 2006 decreased by $16.7 million (86%) as compared with 2005, relating to the sale in August 2005 of our wholly owned subsidiary PGS Reservoir AS, which was part of our global shared services organization. Revenues for 2005 decreased by $1.5 million (7%) as compared to 2004.

Elimination of inter-segment sales.  In 2006, elimination of inter-segment sales (which reduces our consolidated revenues) decreased by $6.5 million (76%) as compared to 2005. This is primarily due to the sale in August 2005 of PGS Reservoir AS, a company that also served internal companies. In 2005, elimination of inter-segment sales decreased by $8.7 million (50%) as compared to 2004, of which $3.2 million resulted from the sale of PGS Reservoir AS in August 2005.

Cost of Sales

The following table shows our cost of sales, excluding depreciation and amortization, by segment and each segment’s cost of sales as a percentage of revenues generated by that segment:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Marine	$436,212	$373,504	$342,460
% of revenue	41.8%	51.5%	60.0%
Onshore	$189,544	$124,334	$92,290
% of revenue	72.0%	81.5%	69.3%
Shared Services/Corporate	$(2,011)	$8,613	$9,558
Elimination of inter-segment items	$(3,028)	$(8,151)	$(17,603)

Total cost of sales	$620,717	$498,300	$426,705

% of revenue	47.4%	56.1%	60.3%

Cost of sales — 2006 vs. 2005.  Cost of sales increased by $122.4 million in 2006 compared with 2005 as costs increased in both Marine and Onshore. Marine cost of sales increased by $62.7 million, relating to increased salaries and social expenses, material and supplies and general operating expenses as a result of increased activity and number of employees, partly offset by increased investments in multi-client library. Onshore cost of sales increased by $65.2 million, primarily related to increased activity.

Cost of sales — 2005 vs. 2004.  Cost of sales increased by $71.6 million in 2005 as compared with 2004 primarily due to increased activity levels in Marine and Onshore, general cost increases (in particular fuel prices and payroll) and increased repair and maintenance costs on our seismic vessels. Marine cost of sales increased $31.0 million, mainly caused by charter of third party 2D vessel capacity in 2005, price increases of fuel and lube and increased repair and maintenance costs, partly offset by increased investments in multi-client library. The cost of sales as a percentage of revenues for Marine decreased to 52% in 2005 compared to 60% in 2004, in line with the substantial increase of revenues. Onshore cost of sales increased $32.0 million, mainly caused by the increased activity level. The cost of sales as a percentage of revenues for Onshore increased to 82% in 2005 compared to 69% in 2004, mainly caused by significant mobilization and start-up costs in Nigeria and Libya where the corresponding expected project revenues, which are recognized based on progress of production, were not all recognized in 2005.

Shared Services/Corporate.  Shared Services/Corporate consist of corporate overhead and over/unallocated shared services costs. Costs of sales for 2005 and 2004 also include unallocated costs related to PGS Reservoir AS, a wholly owned subsidiary that was sold in August 2005 ($10.6 million in 2005 and $7.8 million in 2004).

Elimination of inter-segment items.  Elimination of inter-segments items (which reduces consolidated costs of sales) relates primarily to internal sale of data processing and reservoir services.

Depreciation and Amortization

Depreciation and amortization (“D&A”) expense result primarily from the allocation of capitalized costs over the estimated useful lives of our seismic vessels and equipment, our seismic and operations computer equipment, leasehold improvements, buildings and other fixtures. D&A expense also include the amortization of our multi-client library, which we refer to as MCL amortization, and the amortization of certain intangible assets recognized upon our adoption of fresh-start reporting effective as of November 1, 2003.

The following table shows our total D&A expense by segment. We have provided separately (1) D&A expense excluding MCL amortization, or Adjusted D&A, and (2) MCL amortization because we believe that separately disclosing MCL amortization provides users useful information about a key component impacting the results of our operations.

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Marine:
Adjusted D&A	$54,857	$54,120	$55,277
MCL amortization	111,299	118,229	186,435

D&A	166,156	172,349	241,712

Onshore:
Adjusted D&A	14,173	16,355	18,677
MCL amortization	14,964	15,310	21,208

D&A	29,137	31,665	39,885

Shared Services/Corporate/Elimination:
Adjusted D&A	3,333	3,637	2,413
MCL amortization	(21)	930	825

D&A	3,312	4,567	3,238

Total:
Adjusted D&A	72,363	74,112	76,367
MCL amortization	126,242	134,469	208,468

D&A	$198,605	$208,581	$284,835

2006 vs. 2005.  Adjusted D&A for 2006 decreased by $1.7 million (2%) compared with 2005.

MCL amortization for 2006 decreased by $8.3 million (6%) compared with 2005. Amortization for 2006 includes $6.7 million of non-sales related amortization (minimum amortization of $0.1 million and impairments of $6.6 million), compared to $35.4 million in 2005. Please read Note 2 of the consolidated financial statements included in Item 18 of this annual report for a description of our policy related to amortization of multi-client library. In total, MCL amortization as a percentage of multi-client revenues was 32% in 2006 compared to 46% in 2005. Excluding the non-sales related amortization, the amortization was 30% and 34% of multi-client revenues in 2006 and 2005, respectively, reflecting a significant increase in sales of surveys that were already fully amortized ($212.9 million in 2006 compared to $150.6 million in 2005).

In 2006, we reduced the net book value of our multi-client library by $92.7 million as a result of the recognition of deferred tax assets, which had been offset by full valuation allowance when we adopted fresh-start reporting as required by SOP 90-7 (please see “— Critical Accounting Policies and Estimates — Deferred Tax Assets” above). As of December 31, 2006, we reduced the multi-client library recognized at the adoption of fresh-start reporting in 2003 to zero. Consequently, the book value of our multi-client library as of December 31, 2006 relates only to surveys completed in 2004 and thereafter.

2005 vs. 2004.  Adjusted D&A for 2005 decreased by $2.3 million (3%) compared with 2004.

MCL amortization for 2005 decreased by $74.0 million (35%) compared with 2004. MCL amortization for 2005 includes $35.4 million of non-sales related amortization (minimum amortization of $20.4 million and impairments of $15.0 million), compared to $48.8 million in 2004. In total, MCL amortization as a percentage of multi-client revenues was 46% in 2005 compared to 81% in 2004. Excluding the non-sales related amortization, the amortization was 34% and 62% of multi-client revenues in 2005 and 2004, respectively, reflecting generally lower amortization rates on sales in 2005 as well as a significant increase in sales relating to surveys that were already fully amortized ($150.6 million in 2005 compared to $65.8 million in 2004).

In 2005 we reduced the net book value of our multi-client library by $25.3 million as a result of the recognition of deferred tax assets, which had been offset by full valuation allowance when we adopted fresh-start reporting (please see “— Critical Accounting Policies and Estimates — Deferred Tax Assets” above).

Selling, General and Administrative Costs

Our selling, general and administrative costs in 2006 increased to $61.5 million, an increase of $6.1 million as compared with 2005. The primary reasons for the increase are increased bonus expenses to a broad category of employees due to achievement of key performance indicators under the bonus program we established for 2006, increased compensation costs due to the establishment of an employee option program for certain key employees, and increased activity.

Selling, general and administrative costs in 2005 increased to $55.4 million, an increase of $2.6 million as compared with 2004.

Impairment of Long-Lived Assets

Because we generally evaluate our multi-client library on a survey-by-survey basis when events or changes in circumstances indicate that the carrying amounts may not be recoverable, we expect to write down the value of some surveys each year due to survey specific factors. In 2006, 2005 and 2004, we reported no impairments related to our multi-client library because we classified as amortization, rather than impairments, $6.6 million, $15.0 million and $19.9 million, respectively, in write downs of individual surveys that related to individual survey-specific factors and that were not individually material. In 2005, we recognized an impairment charge of $4.6 million related to our decision to convert the vessels used in our seafloor 4C operations to towed streamer operations.

Loss on Sale on Subsidiary

In 2005, we recognized $1.5 million of loss on the sale of our wholly owned Norwegian subsidiary PGS Reservoir AS. We had no such losses in 2006 or 2004.

Other Operating (Income) Expense, Net

We recorded other operating income, net, of $20.5 million in 2005. The amount includes a gain of $11.7 million from the release of liabilities related to our UK leases (as described in further detail in the section “— Liquidity and Capital Resources — UK Leases” below) and a gain of $8.8 million from the successful resolution of a claim against an equipment supplier. In 2004, we recorded other operating expense, net, of $8.1 million, primarily relating to costs to complete our 2002 U.S. GAAP consolidated financial statements and the re-audit of our U.S. GAAP financial statements for the year ended December 31, 2001.

Interest Expense and Other Financial Items, net

Interest expense for 2006 amounted to $53.2 million, a reduction of $42.6 million from 2005. The decrease reflects the significant reduction of interest-bearing debt and capital leases between the two periods, as well as a reduction of interest rates paid on our debt following our refinancing in December 2005. Interest expense for 2005 amounted to $95.8 million, a reduction of $12.3 million from $108.1 million in 2004.

Other financial items, net, amounted to an expense of $0.6 million in 2006 compared to an income of $4.3 million in 2005. The increase of $4.9 million primarily relates to $5.1 million of expensed deferred loan costs related to extinguished debt in 2006 and $1.8 million in settlement of interest differential on UK leases in 2006, offset by increased interest income and foreign exchange gain of $4.5 million compared to 2005. In addition, in 2005 we received a consent fee of $3.1 million for certain changes to our UK leases.

Other financial items, net, for 2005 increased by $10.5 million from an expense of $6.2 million in 2004. The increase primarily relates to increased interest income and foreign exchange gain of $7.8 million compared to 2004 and the $3.1 million consent fee received in 2005 for changes to our UK leases.

In 2005, we completed a refinancing of a substantial portion of our long-term debt and credit facilities including substantially all of the notes we issued in our 2003 financial restructuring. During 2005, we redeemed all of the $250 million 8% Senior Notes due 2006 at 101-102% of par value. In December 2005, we completed a tender offer and consent solicitation for the $746 million 10% Senior Notes due 2010, resulting in approximately $741.3 million aggregate principal amount of such notes being retired at a price of 113.64% of par value. The total cost of the refinancing, net of the aggregate amount of new debt incurred, was $107.3 million, including repayment premiums and expenses. This amount was charged to expense in 2005 and classified as debt redemption and refinancing costs. We did not incur any comparable costs for 2006 or 2004.

Reorganization Items

In connection with our Chapter 11 reorganization, which we completed in 2003, we recorded $3.5 million in reorganization-related expenses for 2004.

Income Tax Expense

Income tax expense was $123.7 million in 2006 compared with $24.4 million in 2005 and $23.5 million in 2004, excluding tax related to discontinued operations. Tax expenses in 2006 included current taxes of $63.7 million and net deferred tax expenses of $60.0 million. Taxes payable related primarily to foreign taxes in regions where we are subject to withholding taxes or deemed to have a permanent establishment and where we had no carryover losses. Current taxes included $4.3 million in income tax related to tax contingencies.

At December 31, 2006, we had a total of $419.4 million of deferred tax assets (net of deferred tax liabilities) relating primarily to our operations in Norway and the UK. When we adopted fresh-start reporting as of November 1, 2003, we established valuation allowances for all of our deferred tax assets. An additional valuation allowance was also established at December 31, 2004 for deferred tax assets arising during 2004. We establish a valuation allowance, by tax jurisdiction, when we conclude it is more likely than not that all or some portion of the deferred tax assets will not be realized. We adjust periodically the valuation allowance based upon the available evidence. During 2006, we concluded that certain valuation allowances are no longer necessary as available evidence, including recent profits and estimates of projected near term future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized. As a result, in 2005 and 2006 we released a portion of the valuation allowance. As a result, a deferred tax asset of $150 million was recognized in the consolidated balance sheets at December 31, 2006. For more information about how we evaluate the need for valuation allowances related to deferred tax assets, including the effects of realizing the benefits of deferred tax assets for which a valuation allowance was established at the adoption of fresh start reporting, please read Note 22 of the consolidated financial statements included in Item 18 of this annual report.

Tax expenses in 2005 included current taxes of $10.9 million and net deferred tax expenses of $13.5 million. Current taxes included a $1.0 million charge related to tax contingencies.

Tax expenses in 2004 included current taxes of $20.8 million and net deferred tax expense of $2.7 million.

Income from Discontinued Operations, Net of Tax

In 2006, we recognized income from discontinued operations, net of tax, of $69.2 million, which primarily relates to our former Production business that we demerged effective as of June 29, 2006 (as described in further detail in the section “— Overview” above). The major items included in this amount are $66.7 million in pre-tax gain from our sale of Petrojarl shares, $11.4 million in pre-tax income from the discontinued Production operations (six months), $10.0 million in demerger costs and $3.5 million in additional proceeds from the sale of our Production Services subsidiary in 2002 and our Atlantis oil and gas subsidiary in 2003. These amounts were reduced by $2.5 million in income tax expense related to discontinued operations. For further details about our discontinued operations, please see Note 25 of the consolidated financial statements included in Item 18 of this annual report.

In 2005, we recognized income from discontinued operations, net of tax, of $209.6 million, including a $157.9 million pre-tax gain from the sale of our oil and gas subsidiary Pertra to Talisman Energy (UK) Ltd. in March

2005 (as described in further detail in the section “— Overview” above), $50.4 million in pre-tax income from the Production and Pertra discontinued operations and $1.7 million in Petrojarl demerger costs. These amounts were increased by $2.6 million in income tax benefit related to discontinued operations. For further details about our discontinued operations, please see Note 25 of the consolidated financial statements included in Item 18 of this annual report.

In 2004, we recognized income from discontinued operations, net of tax, of $75.6 million, including $97.4 million of pre-tax income from the Production and Pertra discontinued operations and $3.0 million in additional proceeds from the sale of our Production Services subsidiary in 2002, reduced by $24.5 million of income tax expense related to discontinued operations. For further details about our discontinued operations, please see Note 25 of the consolidated financial statements included in Item 18 of this annual report.

Operating Profit (Loss) and Net Income (Loss)

Operating profit for 2006 was $409.9 million, compared to $130.2 million for 2005. In 2004, we reported an operating loss of $68.3 million.

We reported net income of $298.6 million in 2006, compared to $112.6 million for 2005. In 2004, we reported a net loss of $134.7 million.

Segment Operating Profit

We use segment operating profit as an important indicator of the performance of our businesses. Please read Note 27 to our consolidated financial statements included in Item 18 of this annual report for a reconciliation of segment operating profit to income (loss) before income tax expense and minority interest.

	Years Ended December 31,
Segment Operating Profit	2006	2005	2004
	(In thousands of dollars)

Marine	$399,916	$150,229	$(34,980)
Onshore	37,676	(9,803)	(4,535)
Shared Services/Corporate	(28,653)	(24,131)	(20,986)
Elimination of inter-segment items	991	(467)	304

Total	$409,930	$115,828	$(60,197)

Marine — Marine reported a segment operating profit of $399.9 million in 2006 compared to $150.2 million in 2005. This improvement resulted from a significant increase in contract seismic revenue and multi-client pre-funding, primarily reflecting improved market conditions, as well as decrease in amortization of multi-client library (see section “— Depreciation and Amortization” above). Marine reported a segment operating loss of $35.0 million in 2004.

Onshore — Onshore reported segment operating profit of $37.7 million in 2006 compared to a loss of $9.8 million in 2005 and a loss of $4.5 million in 2004. The improvement from 2005 to 2006 resulted primarily from a significant increase in contract acquisition activity and improved market conditions, following significant crew relocation and mobilization in 2005.

For more information regarding our segment operating profit, please see Note 27 to our consolidated financial statements included in Item 18 of this annual report.

Outlook; Factors Affecting Our Future Operating Results

Our future operating results will depend on numerous factors, including those described under “Key Information — Risk Factors” in Item 3 of this annual report. Factors that will impact our future operating results include, but are not limited to, the following:

•	the development of our main market drivers, which includes prices and price expectations for oil and natural gas. Such prices and price expectations affect the demand for seismic services;

•	the business performance of our two business segments, Onshore and Marine, including, among others:

•	the demand for contract seismic services, coupled with (a) our ability to benefit from our strong HD3D® position and high productivity and vessel performance, (b) our ability to reduce steaming and other unproductive vessel time, and (c) the prices for our services;

•	demand for multi-client seismic data in various geographic regions

•	our ability to profitably expand our multi-client library database to complement our contract work;

•	satisfactory progress of the construction of our two new third generation Ramform vessels; and

•	implementation of our streamer expansion and replacement program for our seismic vessels;

•	foreign currency exchange rate fluctuations between the U.S. dollar, our functional currency, and the Norwegian kroner or the British pound, which will generally have an impact on our operating profit because we have significant operating expenses in Norwegian kroner and British pounds;

•	the extent to which we participate in strategic acquisitions or dispositions of assets or businesses or in one or more joint ventures involving such assets or businesses; and

•	our ability to continue to develop or acquire competitive technological solutions for our different business units.

The markets in which we operate showed strong improvement in 2006. Oil prices remained at high levels, and oil companies increased their exploration and production spending. We expect such spending to increase further in 2007 and, assuming that oil prices remain high in the medium to long term, we expect such prices to positively impact our core markets.

Based on our information and publicly available information, we believe that the global marine seismic fleet was at full capacity utilization in 2006. We also believe that demand will increase further in 2007, outweighing increases of marine seismic capacity and resulting in further improved prices. However, as the industry is operating at full capacity, we also experience significant cost inflation, which we expect to continue in 2007.

In 2007, the following factors may influence our performance:

Marine

•	Based on work performed so far in 2007, our order backlog for work scheduled for 2007 and our expectations regarding future contracts, we expect Marine streamer contract EBIT margins to increase substantially from 2006 levels;

•	Primarily based on our plans regarding approximately doubling our multi-client investments in 2007 and the associated pre-funding revenues related to these investments, we expect multi-client revenues to be higher in 2007 than 2006; and

•	We expect to increase cash investments in both multi-client library and capital expenditures. The expected increase in capital expenditures in 2007 compared to 2006 is primarily a result of our ongoing program to build two new Ramform vessels.

Onshore

•	We expect to have between eight and twelve crews working in 2007, approximately the same number as in 2006;

•	Based on our order backlog and likely additional contract awards, we expect to be able to maintain a margin on contract work comparable with 2006 levels; and

•	We expect to significantly increase cash investments in both multi-client library and capital expenditures. In addition, we expect increased pre-funding revenues due to increased multi-client activity.

For a discussion regarding our expected capital expenditures in 2007, please see “Liquidity and Capital Resources — Capital Requirements and Commitments” below.

Liquidity and Capital Resources

Liquidity — General

We believe that our cash balances and our available borrowing capacity under our existing revolving credit facility will be adequate to meet our working capital and liquidity needs arising from our operations for the remainder of 2007. However, in order to fund the payment of a $300 million special dividend, as we have proposed, and any further repurchase of our shares and pay related fees and expenses, we estimate that we will require additional funding of up to $200 million if we continue to keep a liquidity reserve of $150 million. In this connection, we intend to seek debt financing from one or more sources, which may include an expansion of our existing credit facilities, a new credit facility, or the issuance of debt securities. We cannot provide any assurance that we will be able to obtain any such debt financing or what the cost or terms of such debt financing may be.

After giving effect to the additional debt financing we may seek to fund our share repurchase program, we believe that we will have adequate sources of funds to meet our liquidity needs for 2007. Over the longer term, our ability to meet our obligations will depend on our future performance, which, in turn, is subject to many factors beyond our control. See “Key Information — Risk Factors” in Item 3 of this annual report.

Sources of Liquidity — Capital Resources

Our normal sources of liquidity are cash and cash equivalents and cash flow from operations. In addition, as described below, we generated a substantial amount of cash through the divestment of our Production business in 2006. Cash and cash equivalents totaled $124.0 million at December 31, 2006, compared to $121.5 million at December 31, 2005.

Net cash provided by operating activities totaled $563.4 million in 2006, compared to $280.7 million in 2005. In 2006, accounts receivable increased by $11.5 million, after an increase in revenues of $420.5 million in 2006 compared to 2005, while accounts payable increased by $25.1 million. Generally, our subsidiaries are not subject to restrictions on their ability to transfer funds to us that would materially affect our ability to meet our cash obligations.

In 2006, we obtained $406.8 million in cash from the demerger of our former Production business and additional consideration relating to the sale of Pertra (2005), Atlantis (2003) and Production Services (2002). During 2006, we used these funds, together with funds generated from our operating activities, to repay indebtedness under our Term Loan (as defined and described below). As a result, during 2006, we reduced the outstanding balance of our Term Loan from $850 million at the beginning of the year to $243.6 million at the end of the year.

In December 2005, we entered into a credit agreement that established a term loan of $850 million (“Term Loan”) and a revolving credit facility (“RCF”) of $150 million. The Term Loan originally amortized at 1% per annum with the remaining balance due in 2012. We eliminated this amortization requirement following the substantial reduction in the amount of the outstanding Term Loan during 2006 as described in the immediately preceding paragraph. The Term Loan bears interest at a rate of the London Interbank Offered Rate (“LIBOR”) plus a margin that depends on our leverage ratio. For purposes of the credit agreement, leverage ratio is the ratio of consolidated indebtedness to consolidated EBITDA (as defined) reduced by multi-client investments for the relevant period. At a leverage ratio of 2.25:1 or greater, the applicable margin will be 2.5% per annum. Below that level, the margin will be 2.25% per annum. The credit agreement contains provisions that generally require us to apply 50% of excess cash flow to repay outstanding borrowings for periods when our leverage ratio exceeds 2:1. We can make optional payments to reduce the principal at no penalty. Excess cash flow for any period is defined as net cash flow provided by operating activities during that period less capital expenditures made in that period or committed to be made in the next period, less debt service payments and less accrued income taxes to be paid in the next period. The Term Loan is an obligation of PGS ASA and PGS Finance Inc. as co-borrower, is secured by pledges of shares of certain material subsidiaries and is guaranteed by certain material subsidiaries.

Under the terms of our RCF, we may borrow U.S. dollars, or any other currency freely available in the London banking market to which the lenders have given prior consent, for working capital and for general corporate purposes. Up to $60 million of the RCF can be used for letters of credit. Letters of credit, which can be obtained in various currencies, can be used to secure, among other things, performance and bid bonds required in our ongoing business. The RCF is secured by pledges of shares of material subsidiaries. The RCF matures in 2010. Borrowings under the RCF bear interest at a rate of LIBOR plus a margin that depends on our leverage ratio. At a leverage ratio of 2.25:1 or greater, the applicable margin will be 2.25%; at a ratio between 2:1 and 2.25:1, the applicable margin will be 2.00%; and at a ratio below 2:1, the applicable margin will be 1.75. At December 31, 2006, we had $3.5 million of unexpired letters of credit outstanding under the RCF. As of December 31, 2006, we had unused borrowing capacity of $146.5 million under the RCF.

We also have a NOK 50 million overdraft facility, which we use in connection with our Norwegian cash pooling arrangement. This facility matures annually. Ongoing trade credit will also be a source of liquidity.

The book value of our debt, including capital leases, was $338.2 million as of December 31, 2006 compared to $980.2 million at December 31, 2005.

Our debt consisted of the following primary components at December 31, 2006:

(In millions of dollars)

10% Senior Notes, due 2010	$4
8.28% First Preferred Mortgage Notes, due 2011	76
Term loan (Libor + applicable margin), due 2012	244

Total debt	$324

Capital leases	14

Total	$338

Net interest bearing debt (interest bearing debt, including capital leases, less cash and cash equivalents, restricted cash and interest bearing investments) was $195.5 million as of December 31, 2006 compared to $828.7 million as of December 31, 2005.

Our December 2005 credit facility contains financial covenants and negative covenants that restrict us in various ways. The facility provides that

•	our total leverage ratio may not exceed 3.00 to 1.0,

•	our consolidated interest coverage ratio (defined as the ratio of (a) consolidated EBITDA, as defined, reduced by multi-client investments, to (b) consolidated interest expense) must be at least 3.0 to 1.0, and

•	our consolidated fixed charge coverage ratio (defined as the ratio of (a) consolidated EBITDA, as defined, reduced by multi-client investments, to (b) consolidated fixed charges) must be at least 1.3 to 1.0.

In addition, the credit agreement restricts our ability, among other things, to sell assets; incur additional indebtedness or issue preferred stock; prepay interest and principal on our other indebtedness; pay dividends and distributions or repurchase our capital stock; create liens on assets; make investments, loans, guarantees or advances; make acquisitions; engage in mergers or consolidations; enter into sale and leaseback transactions; engage in transactions with affiliates; amend material agreements governing our indebtedness; change our business; enter into agreements that restrict dividends from subsidiaries; and enter into speculative financial derivative agreements. Some of these restrictions will not apply if we meet certain financial thresholds.

We experience some seasonality in our business, and our capital requirements may be impacted by this seasonality. For more information relating to the seasonality of our business, see “Seasonality” above.

For further information relating to our indebtedness as of December 31, 2006 and the maturities of such indebtedness, please read Notes 16 and 17 of the notes to our consolidated financial statements in Item 18 of this annual report.

Net Cash Used in or Provided by Investing and Financing Activities

Net cash provided by investing activities totaled $96.6 million in 2006, compared to net cash provided of $8.8 million in 2005. The change of $87.8 million resulted primarily from $406.8 million in net proceeds we received in 2006 from the demerger of our former Production business and additional consideration relating to the sale of Pertra (2005), Atlantis (2003) and Production Services (2002), compared to $153.7 million we received in 2005 from the sale of Pertra (2005) and additional consideration from the sale of Production Services (2002), offset in part by (i) an increase in capital expenditures on continuing operations of $75.0 million and $34.9 on discontinued operations and (ii) a $58.0 million increase in cash investment in multi-client library.

The large increase in capital expenditures reflects our continuing streamer replacement program and progress payments on the construction of two new third generation Ramform vessels, which amounted to $64.1 million.

Net cash used in financing activities totaled $657.5 million in 2006, compared to $301.0 million in 2005. In 2006, we made net repayments of long-term debt and principal payments under capital leases totaling $640.2 million, compared to net repayments in 2005 of $184.9 million. In addition, we repaid short-term debt of $2.5 million and paid $14.8 in fees to terminate UK leases on two of our Ramform vessels.

Capital Requirements and Commitments

General.  Our capital requirements related to operating activities are affected primarily by our results of operations, capital expenditures, investment in multi-client library, debt service requirements, lease obligations, working capital needs, and outcome of significant contingencies. The majority of our ongoing capital requirements for operating activities, other than debt service, lease obligations and contingencies, consists of:

•	capital expenditures on seismic vessels and equipment, including data processing equipment and streamers;

•	investments in our multi-client library; and

•	working capital related to growth, seasonality and specific project requirements.

In prior years, our capital expenditures have related not only to normal ongoing equipment replacement and refurbishment needs, but also to increases in our seismic data acquisition capacity. Such expenditures, which can be substantial from time to time, depend to a large extent upon the nature and extent of future commitments that are largely discretionary. In 2005, we accelerated the replacement of streamers and at the same time expanded streamer capacity in Marine. We continued this streamer replacement program during 2006 and expect to continue it in 2007. In April 2006, we signed an agreement to construct a new third generation Ramform vessel (see “Our Marine Segment — Vessel Fleet and Crews” in Item 4 above of this annual report) with expected delivery in the first quarter of 2008. In September 2006, we exercised an option to construct another Ramform with delivery expected in the second quarter of 2009. In 2006 we also increased the level of spending on seismic equipment for Onshore.

The following table sets forth our consolidated capital expenditures and investments in multi-client library in 2006, 2005 and 2004:

	Years Ended December 31,
Business Segments	2006	2005	2004
	(In million of dollars)

Marine	$146.4	$72.2	$56.9
Onshore	16.7	12.6	1.4
Shared Services/Corporate	2.3	5.6	4.1

Total	165.4	90.4	62.4

Investments in multi-client library	$113.7	$55.7	$41.1

For 2007, we expect:

•	to more than double our cash investment in our Marine multi-client library from an investment of $81.2 million in 2006, with continued high pre-funding levels;

•	to approximately double the level of cash investment in our Onshore multi-client library from the $32.4 million invested in 2006; and

•	to have capital expenditures, in addition to the investment in the new Ramform seismic vessels described below, of $110 million to $120 million in Marine, split in approximately equal portions between maintenance and expansion capital expenditures, and of approximately $20 million in Onshore, a slight increase from 2006.

Under our current streamer expansion, upgrade and replacement program, we expect to spend approximately $30 million to $50 million per year in the period 2007 to 2012. Since this program is discretionary, however, we may in the future change the scope and annual capital expenditure related to the program. We also intend to make maintenance and refurbishment expenditures as required so as to maintain our fleet of seismic vessels in good working order. We intend to make other capital expenditures in our business segments as conditions dictate and financial resources permit. Finally, we may also incur capital expenditure significantly above the amounts described above to pursue new business opportunities for any of our business segments.

In March 2006, we announced that we would build a new third generation Ramform seismic vessel, Ramform Sovereign. In September 2006, we announced that we would build another third generation Ramform seismic vessel (“R8”). The vessels will be built by Aker Yards, Langsten, Norway. We expect the vessels to be delivered in the first quarter of 2008 and in second quarter of 2009. We expect the new vessels to cost approximately $85 million and $88 million, respectively, excluding the cost of seismic equipment, and we expect the total cost to be approximately $160 million and $170 million, respectively, excluding project management costs and interest. We are required to make payments to the shipyard in five equal installments for each of the new vessels. For the Ramform Sovereign, we paid two installments in 2006; two installments will be due in 2007, and the final installment will be due upon delivery of the vessel. For the Ramform 8, we made one installment in 2006; two installments will be due in 2008; and two installments will be due in 2009 including the final installment due upon delivery of the vessel. We will make payments for seismic equipment over comparable periods. We estimate the total payments in 2007 relating to construction of these vessels to be approximately $95 million.

Funding our Share Repurchase Program and Extraordinary Dividend.  In order to fund the payment of a $300 million special dividend, as we have proposed, and any further repurchase of our shares and pay related fees and expenses, we estimate that we will require additional funding if we continue to keep a liquidity reserve of $150 million. In the first quarter of 2007, we used cash flow from operations to repurchase 2,123,500 shares at an aggregate cost of $49.2 million. As described above, to the extent that we believe prudent after taking into account anticipated cash flow from operations, we intend to seek debt financing from one or more sources, which may include an expansion of our existing credit facilities, a new credit facility or the issuance of debt securities, to allow us to fund additional repurchases of shares under our share purchase program. We cannot provide assurances that we will be able to obtain any such debt financing or what the cost or terms of such debt financing may be.

Off-Balance Sheet Arrangements

For a discussion of our UK leases, see “UK Leases” below.

Long-Term Contractual Obligations

The following table presents our long-term contractual obligations related to our loan and lease agreements and other long-term liabilities and related payments due in total and by period as of December 31, 2006:

		Payments Due by Period
Contractual Obligations	Total	2007	2008-2009	2010-2011	Thereafter
		(In million of dollars)

Long-term debt obligations	$324.1	$12.9	$29.2	$38.4	$243.6
Operating lease obligations	98.9	37.2	27.1	17.3	17.3
Capital lease obligations	13.9	6.9	7.0	—	—
Other long-term liabilities(a)	65.4	14.8	22.3	6.7	21.6

Total	$502.3	$71.8	$85.6	$62.4	$282.5

(a)	Excluding other long-term liabilities that are contingent and not determinable with respect to the timing of future payments (see the table below captioned “Other Long-Term Liabilities”).

For additional information about the components of our long-term debt and lease obligations, please refer to Notes 17 and 21 to the consolidated financial statements included in Item 18 of this annual report.

The table below is provided to illustrate the expected timing of future payments related to other long term-liabilities reported in our consolidated balance sheet as of December 31, 2006. Determining the expected future cash flow presented in the table requires us to make estimates and assumptions since the timing of any payments related to these long-term liabilities generally is not fixed and determinable but rather depends on future events. We believe that our estimates and assumptions are reasonable, but actual results may vary from what we have estimated or assumed. As a result, our reported liabilities and expenses could be materially affected if the assumptions and estimates we have made were changed significantly.

		Payments Due by Period				Not
Other Long-Term Liabilities	Total	2007	2008-2009	2010-2011	Thereafter	Determinable
			(In millions of dollars)

Other long-term liabilities:
Pension liabilities(a)	$53.9	$10.8	$16.9	$4.6	$21.6	$—
Accrued liabilities related to our UK leases:
— related to interest rate differential(b)	6.1	2.0	2.0	2.1	—	—
Tax contingencies	22.0	—	—	—	—	22.0
Fair value adjustment of firm commitments	4.5	2.0	2.5	—	—	—
Unrealized loss forward exchange contracts	0.9	—	0.9	—	—	—
Other	4.1	—	—	—	—	4.1

Total	$91.5	$14.8	$22.3	$6.7	$21.6	$26.1

(a)	We have defined benefit pension plans in Norway and in the UK. Pension liability represents the aggregate shortfall of pension plan assets compared to projected benefit obligations for our plans, as recognized in our consolidated balance sheet. We will pay these obligations over time, as adjusted for changes in estimates relating to obligations and assets, in accordance with the funding requirements of the life insurance companies through which we fund our plans in Norway and in accordance with the funding practice that we agree with the trustees of our pension scheme in UK. Such requirements are subject to change over time, but we expect these payments to be made over several years.

(b)	The estimated net present value of future payments related to interest rate differential on our UK leases as of December 31, 2006 is approximately $9.7 million based on forward interest rate curve (using 8% per annum discount rate), which is approximately $3.6 million higher than the amount included in accrued liability from fresh-start reporting. Payments through the year 2009 reflect estimated total payments based on forward interest rate curves as of December 31, 2006. The amount presented for 2010-2011 is the residual amount.

UK Leases

We entered into capital leases from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard. The terms for these leases ranged from 15-25 years. In December 2006 we terminated the UK leases for Ramform Viking and Ramform Vanguard and took formal ownership of these vessels. In first quarter of 2007, we terminated the lease for Ramform Victory and took formal ownership of the vessel. We paid a net amount of 7.5 million British pounds (approximately $14.8 million) to facilitate the terminations (see Note 9 to the consolidated financial statements included as Item 18 in this annual report).

We have indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities and for variations in actual interest rates from those assumed in the leases. There are no limits on either of these indemnities. Reference is also made to the description of our UK leases in Note 2 to the consolidated financial statements included as Item 18 in this annual report.

The lessors claim tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. Although the UK Inland Revenue generally deferred for a period of time agreeing to the capital allowances claimed under such leases pending the outcome of a legal proceeding in which the Inland Revenue was challenging capital allowances associated with a defeased lease, in November 2004, the highest UK court of appeal ruled in favor of the taxpayer and rejected the position of the Inland Revenue. In connection with the adoption of fresh-start reporting on November 1, 2003 and before the November 2004 ruling, we recorded a liability of 6.3 million British pounds (approximately $10.7 million). We subsequently released this liability in 2005, when the Inland Revenue accepted the lessors’ claims for capital allowances under each lease.

The leases are legally defeased because we have made up-front payments to independent third-party banks in consideration for which these banks have assumed liability to the lessor equal to basic rentals and termination sum obligations. The defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% per annum. If actual interest rates are greater than the assumed interest rates, we receive rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, we pay rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Prior to November 1, 2003, we deferred a portion of a deferred gain (see Note 2 to the consolidated financial statements included as Item 18 in this annual report) representing the net present value of additional required rental payments as of the inception of each lease. Such deferred gain was amortized over the terms of the leases. Effective November 1, 2003, we adopted fresh-start reporting and recorded a liability equal to the fair value of the future additional required rental payments based on forward market rates for Sterling LIBOR and an 8% discount rate. This liability, which is amortized based on future rental payments, amounted to 8.6 million British pounds (approximately $14.9 million) at December 31, 2005. In March 2006, we paid 3.2 million British pounds (approximately $5.6 million) in a one-time settlement for future rental payments for Ramform Challenger. We also reversed the remaining deferred gain relating to Ramform Challenger of 2.2 million British pounds (approximately $3.8 million). In addition, we terminated two UK leases in December 2006, as described above, resulting in a reversal of remaining deferred gain of 2.8 million British pounds (approximately $5.5 million). The remaining fresh-start liability relating to interest rate differential as of December 31, 2006 was 3.1 million British pounds (approximately $6.1 million).

At December 31, 2006, interest rates were below the assumed interest rates. Based on forward market rates for Sterling LIBOR, the net present value, using an 8% per annum discount rate, of the additional required rental payments aggregated 4.9 million British pounds (approximately $9.7 million) as of December 31, 2006. Of this amount, 0.5 million British pounds (approximately $1.0 million) was accrued at December 31, 2006, in addition to the remaining fresh-start liability as described above.

Additional required rental payments for the year ended December 31, 2006 was $2.0 million, excluding the one-time settlement for further rental payments and the termination of UK leases described above. For the years ended December 31, 2005 and 2004, the additional required rental payments were $2.3 million and $2.2 million, respectively.

We also had UK leases related to discontinued operations. For further descriptions of these liabilities, see Note 25 of the consolidated financial statements included in Item 18 of this annual report. For the years ended December 31, 2005 and 2004, the additional required rental payments for discontinued operations were $4.9 million and $5.0 million, respectively, while there were no such payments for the year ended December 31, 2006.

Petrojarl

In June 2006, we completed the demerger of our former production business, Petrojarl. Following the demerger of Petrojarl we retained a joint secondary liability for certain obligations of Petrojarl.

Petrojarl has in connection with the demerger agreed to indemnify us from liabilities related to its operations. Such liabilities include liabilities related to the floating production, storage and offloading units, or “FPSOs”, that we transferred to Petrojarl in connection with the demerger. With respect to Petrojarl Foinaven FPSO, we have provided a separate on demand guarantee in connection with the demerger. The guarantee is made in relation to the FPSO service agreement and is for the benefit of the Foinaven co-venturers, which is capped at $10 million. With respect to Petrojarl Banff FPSO, we remain with a joint secondary liability with Petrojarl under their FPSO service agreement with the Banff group. The guarantee is not capped. If these claims are made and Petrojarl does not honor its obligation to indemnify us, it could adversely affect our business, results of operation or financial condition.

With respect to Petrojarl Foinaven, the UK Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. As part of the demerger plan, the Company agreed to reimburse Petrojarl for 50% of any payment in excess of 13 million British pounds (approximately $25.6 million) related to this liability. Based on past correspondence with external advisors we believe that the maximum exposure would be 7 million British pounds (approximately $13.8 million) for PGS. The Company has not recorded any provision for this possible contingent loss because we do not believe it is probable that any payment will be made.

For additional information regarding our UK leases, please see Notes 2 and 21 of the notes to our consolidated financial statements included in Item 18 of this annual report.

Research and Development

We incurred research and development costs of $17.7 million, $9.9 million and $3.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. For additional information regarding our research and development policies and expenditures, please see “Information on the Company — Other Factors Related to Our Business — Intellectual Property” in Item 4 and our consolidated statements of operations in Item 18 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

Board of Directors

The table below provides information about our directors as of May 6, 2007:

		Director	Term	Share
Name (Born)	Position	Since	Expires(a)	Ownership

Jens Ulltveit-Moe (1942)	Chairperson	2002	2007	11,775,822
Francis Gugen (1949)	Director	2003	2007	—
Siri Beate Hatlen (1957)	Director	2006	2007	—
Wenche Kjølås (1962)	Director	2006	2007	—
Harald Norvik (1946)	Director	2003	2007	—
Holly Van Deursen (1958)	Director	2006	2007	—

(a)	The annual general meeting is scheduled for June 15, 2007

Mr. Ulltveit-Moe has been our chairperson of the Board of Directors since September 2002. He is the founder and has been president and chief executive officer of Umoe AS, a shipping and industry company, since 1984. From 2000 to 2004, he was the president of the Confederation of Norwegian Business and Industry. From 1980 to 1984, Mr. Ulltveit-Moe served as managing director of Knutsen OAS. From 1972 to 1980, he was managing director of the tanker division of SHV Corporation. From 1968 to 1972, Mr. Ulltveit-Moe was an associate with McKinsey & Company, Inc. in New York and London. Mr. Ulltveit-Moe holds a master’s degree in business administration from the Norwegian School of Economics and Business Administration and a master’s degree in international affairs from the School of International Affairs, Columbia University, New York.

Mr. Gugen is currently active as a consultant and an investor in the energy industry. He served with Amerada Hess Corporation for eighteen years, from 1982 to 2000, holding various positions including chief executive of Amerada Hess UK from 1995 to 2000 and chief executive of Northwestern Europe from 1998 to 2000. Mr. Gugen acts as chairperson and non-executive director for various other companies, including Island Gas Limited and The Britannia Building Society, where he also sits on the audit committee. Mr. Gugen has earlier worked for Arthur Andersen and is a UK chartered accountant.

Ms. Hatlen has been an independent consultant since 1996 and worked as manager for hire in several companies, including Flexim Infowiz, a software company, Universitetsforlaget AS, a publishing firm, and Henie Onstad Kunstsenter, an art museum. She is now Chairperson of the Board of Directors of Helse Øst RHF, a hospital, AS Vinmonopolet, a wine retailer, Undervisningsbygg KF, a real estate development company, SIVA SF, an industrial developer, Statens Lånekasse, the Norwegian State Educational Loan Fund, and Samlaget, a publishing firm. In addition she holds board memberships among others in the industrial group Kongsberggruppen ASA, the power company Buskerud Energi AS and the university NTNU. From 1986 to 1996, she held various positions in Statoil’s Project Division. In 1984, she worked for one year at Elf Aquitaine, France on an exchange basis. From 1981 to 1983 she worked for Norwegian Petroleum Consultants. Ms. Hatlen holds a master of science degree in Process Engineering from the Technical University of Trondheim and a master’s degree in business administration from INSEAD.

Ms. Kjølås is currently working as chief financial officer in Grieg Logistics AS, a logistics provider. Prior to that, she served as chief financial officer in the food company Kavli Holding AS. From 1997 to 1999, she acted as Managing Director in O.Kavli AS, Norway, and from 1995 as Financial Director in Kavli Holding AS. From 1993 to 1995, she was Financial Manager in Hakon Gruppen AS, a food retailer, in Bergen. From 1986 to 1992, she was employed with Touche Ross Management Consultants; from 1986 to 1990 as Management Consultant in Bergen and from 1990 to 1992 as Manager. Ms. Kjølås has board experience from several companies, including the aquaculture company Cermaq ASA, the offshore vessel company DOF ASA, the shared services provider Grieg Group Resources AS, O.Kavli AS and the dairy Q-Meieriene AS. She is also member of the Corporate Council of Vesta Insurance AS and the General Assembly of Sparebankstiftelsen DnBNOR.

Mr. Norvik is a partner in the consulting company ECON. He is chairman of the Board of Directors in the publishing firm Aschehoug, member of the Board of Directors in ConocoPhillips, member of the Board of Directors in Umoe AS and member of the Board of Directors in the service and technology provider Ability Group. He served as chief executive officer of Statoil from 1988 to 1999. He was finance director and a member of the executive board of the Aker Group from 1981 to 1988. He served as personal secretary to the Prime Minister of Norway and as Deputy Minister in The Ministry of Petroleum and Energy from 1979 to 1981. Mr. Norvik has a master of science degree in business from The Norwegian School of Economics and Business Administration.

Ms. Van Deursen currently divides her time between advising and investing in start-up companies and serving as a non-executive director of Petroleum Geo-Services, Anson Industries and a not-for-profit school. She served as a member of BP plc’s top-forty executive team, as Group Vice President Petrochemicals from 2003 to 2005 and Group Vice President Strategy from 2001 to 2003. Prior to these executive positions, Ms. Van Deursen held a variety of senior roles with BP and Amoco Corporation in Chicago, London and Hong Kong. She has previously served on the Board of Directors of the American Chemistry Council, as well as Amoco joint ventures in Korea, Taiwan and

Japan. Ms. Van Deursen holds a Bachelor of Science degree in Chemical Engineering from the University of Kansas and a masters degree in business administration from the University of Michigan.

Committees

Under Norwegian law, decision-making authority may not be delegated by the Board of Directors to its committees or subcommittees. The Board of Directors may, however, establish committees to assist it in discharging its responsibilities. Our Board of Directors has appointed two such committees, the audit committee and the remuneration and corporate governance committee. In addition, our shareholders have elected a nomination committee in accordance with Norwegian corporate governance best practices, but members of this committee are not members of our Board of Directors. Please see “Nomination Committee” below.

Our audit committee currently consists of three members, Mr. Gugen (chairperson), Ms. Kjølås and Mr. Norvik. Previously, Mr. Anthony Tripodo was a member of our audit committee, but Mr. Tripodo resigned from our Board of Directors effective February 1, 2007 after being named chief financial officer of Tesco Corporation in January 2007.

The Board of Directors has determined that the members of the audit committee are independent under applicable provisions of the Securities Exchange Act of 1934 and New York Stock Exchange listing standards. Our audit committee has adopted a written charter, a copy of which we have filed as an exhibit to this annual report.

The audit committee acts to support the Board of Directors in the administration and exercise of the Board of Directors’ responsibility for supervisory oversight under applicable Norwegian and other laws and stock exchange listing standards in connection with our financial statements and various audit, accounting and regulatory requirements. The audit committee is responsible for proposing to the full Board of Directors, for presentation and election at our annual general meeting of shareholders, the independent registered public accounting firm of our company. The audit committee is also responsible for supporting the Board of Directors in the administration and exercise of the Board of Directors’ responsibility for supervisory oversight in relation to, among other items:

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

The U.S. Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange require the audit committee of a listed company in the United States, such as PGS, to be directly responsible for the appointment, compensation, retention and oversight of the work of that company’s independent registered public accounting firm. Because under Norwegian law the power to appoint, retain and compensate the auditors is held by the shareholders, our audit committee is directly responsible only for the oversight of the work of the auditors and the audit committee and the full Board of Directors recommend the appointment, retention and compensation of the auditors to its shareholders for approval. In addition, as a foreign private issuer in the United States, we are not required to publish the audit committee report required by applicable regulations of the SEC for U.S. domestic issuers.

Our remuneration and corporate governance committee consists of Mr. Norvik (chairperson), Ms. Hatlen and Ms. Van Deursen. The Board of Directors has determined that the members of the committee are independent under applicable New York Stock Exchange listing standards. The remuneration and corporate governance committee supports the Board of Directors in the administration and exercise of the Board of Directors’ responsibility for supervisory oversight of overall policy and structure with respect to compensation and incentive matters, including compensation and incentive arrangements for our chief executive officer and other senior executive officers. Our remuneration and corporate governance committee has adopted a written charter, a copy of which we have filed as an exhibit to this annual report. As a foreign private issuer in the United States, we are not required to publish the compensation committee report required by applicable regulations of the SEC for U.S. domestic issuers.

The listing standards of the New York Stock Exchange require U.S. listed companies to have a corporate governance committee (1) to develop and recommend to the Board of Directors a set of corporate governance guidelines applicable to the listed company and (2) to oversee the evaluation of the Board of Directors and management. Our remuneration and corporate governance committee acts as a preparatory body in connection with the responsibilities of our Board of Directors under Norwegian law.

Nomination Committee

Our shareholders have elected a nomination committee in accordance with Norwegian corporate governance best practices. The members of the committee, consisting of Mr. Roger O’Neil, Ms. Hanne Harlem and Ms. C. Maury Devine, are not members of our Board of Directors. The nomination committee is responsible for making recommendations for consideration by the shareholders relating to:

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

Mr. O’Neil is the chairperson of our nomination committee. He is a former executive of Mobil and executive vice president and member of the executive board of Statoil. Mr. O’Neil has worked as Senior Oil and Gas Advisor in the Corporate Finance Group of Dresdner Kleinworth and Wasserstein and as a consultant for The World Bank. He is a member of the Board of Directors of Clearvision International, Noreco and Upstream. Mr. O’Neil holds a bachelor of science degree in chemical engineering from the University of Notre Dame and a master’s degree in business administration from Cornell University.

Ms. Harlem was University Director at the University of Oslo from 2004 until May 2007 and was Minister of Justice in Norway from 2000 to 2001. She is presently chairperson of the Board of Directors of UniRand, and a member of the Board of Directors of Gaz de France, Helse Sør and Aker ASA. Ms. Harlem has a law degree from the University of Oslo.

Ms. Devine is a former ExxonMobil executive and former Fellow at Harvard University’s Kennedy School of Government Belfer Center for Science and International Affairs. She currently is a member of the Board of Directors of Det Norske Veritas (DNV) and FMC Technologies. Ms. Devine holds graduate degrees from Middlebury College and Harvard University.

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

Our corporate governance principles are adopted and reviewed periodically by the remuneration and corporate governance committee and the Board of Directors. The Corporate Governance Principles, together with our Core Values and our Code of Conduct, Audit Committee Charter, Remuneration and Corporate Governance Committee Charter and our Rules of Procedure for the Board of Directors, are available under the “About PGS” section of our internet website at www.pgs.com and in print to any shareholder who requests a copy. Requests should be directed to our investor relations department at ir@pgs.com.

Director Independence

At its meeting held February 23, 2007, our Board of Directors affirmatively determined that each of Francis Gugen, Siri Beate Hatlen, Wenche Kjølås, Harald Norvik and Holly Van Deursen has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and that each is therefore an “independent” director under applicable NYSE listing standards. These determinations were made by our Board of Directors based on representations made by each of those directors to us, a review of applicable NYSE rules and listing standards and a review of our Rules of Procedures for the Board of Directors.

Shareholders and other interested parties may communicate directly with our independent directors by sending a written communication in an envelope addressed to “Board of Directors (Independent Members)” in care of our General Counsel at the address indicated on the cover of this annual report.

Meetings of Non-management Directors

Our Board of Directors consists of only non-management directors. As such, every meeting of our Board of Directors is a meeting of non-management directors. In addition, if the group of non-management directors includes a director who is not independent under NYSE listing standards, the independent directors will meet in executive session at least once annually. Currently, the director who presides at meetings of the non-management directors is the Chairperson of the Board of Directors. Further, the director currently presiding at meetings of the independent directors is the Vice-Chairperson of the Board of Directors.

Certifications

We have filed the required certifications of our chief executive officer and our chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits 12.1 and 12.2 to this annual report, and we expect to file with the NYSE the chief executive officer certification without exceptions within 30 days following our annual general meeting, as required by Section 303A.12 (a) of the NYSE Listed Company Manual.

Executive Officers

The table below provides information about our executive officers as of May 6, 2007:

		Executive
		Officer	Share
Name (Born)	Position:	Since	Ownership

Svein Rennemo (1947)	President and Chief Executive Officer	2002	43,765
Gottfred Langseth (1966)	Senior Vice President and Chief Financial Officer	2004	5,257
Rune Eng (1961)	President — Marine	2004	15,138
Eric Wersich (1963)	President — Onshore	2003	6,333
Sverre Strandenes (1956)	President — Data Processing and Technology	2006	4,562

Mr. Rennemo joined PGS in November 2002 as president and chief executive officer. Prior to joining PGS, he was a partner in ECON Management. From 1997 to 2001, Mr. Rennemo was chief executive officer of Borealis, one of the world’s largest producers of polyolefin plastics, headquartered in Copenhagen, Denmark, having previously served as chief financial officer and deputy chief executive officer since 1994. From 1982 to 1994, he filled various senior management positions within Statoil, among them group chief financial officer and president of Statoil

Petrochemicals. From 1972 to 1982, he served as a policy analyst and advisor with the Central Bank and the Ministry of Finance in the kingdom of Norway and the OECD Secretariat in Paris. Mr. Rennemo earned a master’s degree in economics at the University of Oslo in 1971. He has held a number of non-executive Board positions in Norway and internationally and currently serves as a non-executive chairman of the Board of Directors of Statnett SF (Norway).

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

Mr. Eng was appointed president of Marine in August 2004. Since joining PGS in 1997, he has held the position of area manager Scandinavia and from 2000 has served as president for the EAME region (Europe, Africa and Middle East). Prior to joining PGS, Mr. Eng held different positions in Fugro-Geoteam. This included a board position in Sevoteam, a Russian-Norwegian joint operating company involved in offshore seismic studies. Mr. Eng held a senior consultant position in Digital Equipment Computing promoting the use of reservoir simulation in the oil industry. Mr. Eng has a bachelor’s degree in applied geophysics from the University of Oslo and a master of science degree from Chalmers University of Technology (Sweden).

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

Mr. Strandenes was appointed Group President, Data Processing and Technology in November, 2006. He joined PGS in 1995 from Norsk Hydro Research Centre, where he served as Department Manager of Geosciences. Since 1995, Mr. Strandenes has held various senior management positions within the Company, most recently as President, Marine Geophysical EAME Region. Mr. Strandenes graduated with a master’s degree in geophysics from the University of Bergen in 1981.

Share Ownership of Directors and Executive Officers

As of April 16, 2007, the total number of our shares and ADSs beneficially held by directors (six persons) and executive officers (five persons) as a group was 11,850,877 representing approximately 6.6% of our outstanding shares. Mr. Ulltveit-Moe, chairperson of our Board of Directors, is the founder, chief executive officer and president of Umoe Group, the parent company of Umoe Shipping and Energy, which as of April 16, 2007 owned 11,775,822 shares, or 6.5% of our outstanding shares.

As of December 31, 2006, we had outstanding employee stock options covering an aggregate of 2,127,000 ordinary shares. The options, which were granted on July 7, 2006, have an exercise price of NOK 121.50 per share. All options must be exercised within five years of the date of grant. One third of the options granted may be exercised one year after the date of grant, an additional one third of the options granted may be exercised two years after the date of grant and the remaining one third of the granted options may be exercised three years after the date of grant.

Compensation of Directors

For the year ended December 31, 2006, the aggregate amount we paid for compensation to our directors as a group for services in all capacities during 2006 was $605,878. This amount includes compensation paid to all persons who served as directors during any period of 2006. None of our directors has any contract with us providing benefits upon termination of service.

The table below provides information about our directors and compensation during any period in 2006:

						Share
Name:	Position:	Director Since		Term Expire	Compensation	Ownership
					(In dollars)

Jens Ulltveit-Moe	Chairperson	2002		2007	64,643	6.5	%(a)
Keith Henry	Vice chairperson	2003	(b)	2006	70,079	—
Francis Gugen	Vice chairperson	2003	(c)	2007	116,785	—
Harald Norvik	Director	2003		2007	74,437	—
Rolf Erik Rolfsen	Director	2002	(b)	2006	41,450	—
Clare Spottiswoode	Director	2003	(b)	2006	54,171	—
Anthony Tripodo	Director	2003	(d)	2007	111,917	—
Holly Van Deursen	Director	2006	(e)	2007	27,258	—
Siri Beate Hatlen	Director	2006	(e)	2007	18,361	—
Wenche Kjølås	Director	2006	(e)	2007	26,777	—

(a)	Controlled through Umoe Shipping and Energy AS.

(b)	Resigned as a director in June 2006.

(c)	Vice chairperson from July 2006.

(d)	Resigned as a director in February 2007.

(e)	Appointed as a director in June 2006.

Compensation of Executive Officers

During the year ended December 31, 2006, we paid compensation to our president and chief executive officer and other executive officers as follows:

		Year Ended December 31, 2006
				Other
Name:	Position:	Fixed Salary	Bonus(a)	Compensation
			(In dollars)

Svein Rennemo	President and Chief Executive Officer	555,985	405,213	37,614
Gottfred Langseth	Senior Vice President and Chief Financial Officer	348,781	196,372	28,061
Rune Eng	President — Marine	401,512	224,426	27,968
Eric Wersich	President — Onshore	289,583	124,000	12,349
Sverre Strandenes	President — Data Processing and Technology (from November 2006) (b)	48,145	26,056	4,786

(a)	2005 bonus paid during 2006, including share purchase bonus.

(b)	Includes compensation for two months in 2006.

Espen Klitzing (President — Production) received total compensation of approximately $400,000 for the period January through June 29, 2006 (the effective date of the Petrojarl demerger), which is included in discontinued operations in our consolidated statements of operations.

Included in Svein Rennemo’s fixed salary is payment of $38,962 (equivalent to NOK 250,000) as compensation for non-inclusion in our executive pension scheme.

Svein Rennemo has a mutual 12-month period of notice, with a deduction for other income, except capital income. During the period of notice, Mr. Rennemo cannot seek employment with companies that are in direct or indirect competition with PGS. The contract can be terminated without notice if Mr. Rennemo fails to fulfill his contractual obligations. Our other executive officers have similar provisions in their employment contracts, with periods of notice of twelve months or less.

In 2005 our Board of Directors established a performance bonus incentive plan for our chief executive officer and other executive officers. This plan was amended in 2006. Under the amended plan, our chief executive officer and the other executive officers listed above who were employed by the Company during 2006 and remained employed as of December 2006 were entitled to a maximum cash bonus of up to 50% (or in the case of the CEO 60%) of annual base salary and a maximum share purchase bonus of up to 25% (or in the case of the CEO 30%) of annual base salary. Within these limits, bonuses were determined on the basis of achievement of financial and non-financial performance targets. Any amounts received as a share purchase bonus, on a net basis (after withholding tax), were required to be used to buy PGS ordinary shares at market prices and held for a minimum of three years. The Board of Directors determined that the bonus under the bonus incentive plan for these executives for 2006 would be $1,583,165 in the aggregate, as presented in the last column in the table below, which amount was accrued at December 31, 2006.

For the year ended December 31, 2006, we also had cash bonus and share purchase bonus plans for other groups of approximately 155 key employees that are similar to the plan described above for our executive officers, except that the bonus amounts and percentages for each employee are smaller. We have established bonus plans for 2007 with the same principles as the 2006 bonus plans, covering our executive officers and approximately 400 additional key employees. We also have a stock option program under which we granted options covering 2,127,000 shares during 2006 with an exercise price of NOK 121.50.

Total other benefits as of December 31, 2006 are summarized as follows:

			Value of	Accrued 2006
			Options Held at	Bonus at
		Benefit Paid to	December 31,	December 31,
Name:	Position:	Pension Plan(a)	2006(b)	2006(c)
			(In dollars)

Svein Rennemo	President and Chief Executive Officer	7,753	824,764	455,865
Gottfred Langseth	Senior Vice President and Chief Financial Officer	10,396	618,573	294,091
Rune Eng	President — Marine	11,155	618,573	351,055
Eric Wersich	President — Onshore	—	412,382	225,000
Sverre Strandenes	President — Data Processing and Technology	3,680	515,478	257,154

(a)	Contribution to defined benefit plan (Norway). Two months included for Mr. Strandenes.

(b)	Value of share options is calculated based on number of share options (see below) and fair value of option (NOK 44.10) (see Note 24 of the consolidated financial statements included in Item 18 of this annual report).

(c)	Bonus earned and accrued in 2006, including share purchase bonus.

For further details about our pension obligations, please see Note 23 of the consolidated financial statements included in Item 18 of this annual report.

In 2006 the Board of Directors authorized the establishment of a share option plan (see Note 24 of the consolidated financial statements included in Item 18 of this annual report), and we granted share options in July 2006. The share options held by our chief executive officer and other executive officers at December 31, 2006 were as follows:

				Weighted Average
	Number of Share	Number of Share	Average	Remaining
	Options Issued	Options at 31,	Exercise	Contractual
Name:	July, 2006(a)	December 2006	Price(b)	Term

Svein Rennemo	120,000	120,000	NOK 121.50	4.5 years
Gottfred Langseth	90,000	90,000	NOK 121.50	4.5 years
Rune Eng	90,000	90,000	NOK 121.50	4.5 years
Eric Wersich	60,000	60,000	NOK 121.50	4.5 years
Sverre Strandenes	75,000	75,000	NOK 121.50	4.5 years

(a)	Number of share options and figures in the table are adjusted for the three-for-one share split effective December 13, 2006 (see Note 24 of the consolidated financial statements included in Item 18 of this annual report.)

(b)	See Note 24 of the consolidated financial statements included in Item 18 of this annual report for further detail.

During the year ended December 31, 2006, there was no vesting or exercising of the share options granted under our share option plan.

Board of Directors’ statement on remuneration to the CEO and the Executive Officers

In accordance with §6-16a of the Norwegian Public Limited Companies Act, the Board of Directors has prepared a statement related to the determination of salary and other benefits for our chief executive officer and other executive officers. The guidelines set out below for our chief executive officer and other executive officers salary and other benefits, for the coming fiscal year, will be presented to the shareholders for their advisory vote at the June 2007 annual general meeting.

PGS is an international company operating in the global geophysical industry. Our operations are conducted world wide, and our employment base is and needs to be largely international. The total compensation package for our chief executive officer and other executive officers shall therefore be competitive both within the Norwegian labor market and internationally. Both the level of total compensation and the structure of the compensation package for our chief executive officer and other executive officers shall be such that it may attract and retain highly qualified international managers. This will require the use of several different instruments and measures also meant to provide incentives for enhanced performance and to ensure common goals and interest between the shareholders and management.

The current remuneration package for our chief executive officer and other executive officers includes fixed elements and variable elements. The fixed element consists of a base salary and other benefits. Other benefits include car allowance, free newspaper subscription, free mobile phone and similar benefits. The fixed elements also include a pension plan for other executive officers. The chief executive officer is not a member of this plan and instead has a fixed annual pension benefit compensation in addition to a limited and standard pension plan. The variable elements consist of a cash bonus, a share bonus and participation in our share option program. In addition our executive officers, excluding our chief executive officer, are entitled to a retention bonus payable in 2008 and 2009 provided they are still employed and have not delivered or received a notice of termination at the time of payment.

The Board of Directors will continue to use all or some of these elements when determining compensation packages for our chief executive officer and other executive officers in the coming fiscal year.

The level of the annual cash bonus and share bonus is determined based partly on achievements of agreed financial key performance indicators (KPIs) for the group and each management group, and partly on achievements of agreed operational, financial and organisational KPIs included in a personal performance contract.

The Group KPIs are financial targets set by the Board of Directors at the start of a fiscal year. The Group KPIs are thereafter broken down to business unit KPIs. The personal performance contract for the CEO and other executive officers will contain such KPI goals as well as KPI goals linked to other measures of success such as HSE, operational effectiveness and organisational development.

Our chief executive officer and other executive officers have identified maximum bonus levels, which may be exceeded only if performance is extraordinary and very substantially above defined goals. The annual cash and share bonus for our chief executive officer is approved by our Board of Directors in a meeting and the annual cash and share bonuses of the executive officers are reviewed and approved by the Remuneration and Corporate Governance Committee on the chief executive officers recommendation. The Board of Directors will continue to use this system for determining the level of annual cash and share bonus in the coming fiscal year.

At the annual general meeting in June 2006, our shareholder approved a share option program for management and key employees. The purpose of the program was to establish long-term incentive schemes for such personnel. The long-term commitment by the management and key employees was considered vital for further growth. Our shareholder authorized at the annual general meeting the implementation of a program covering up to an aggregate maximum of 2,250,000 shares or 1.25% of the Company’s number of outstanding shares. If the Board of Directors were to propose a new option program to the annual general meeting, it would follow similar principles as the existing program.

This statement deals primarily with the remuneration of our chief executive officer and other executive officers. However, the above described remuneration policy is to a large extent applicable to a broad group of key employees within the Company. Enhanced performance by the management groups is not achieved by our chief executive officer and the other executive officers alone but rather depends on a large number of managers and key employees throughout the Company. Therefore a large and increasing number of managers and key employees are included in performance based remuneration schemes, which contain all or some of the above mentioned elements. More than 400 employees within the Company are currently eligible for performance based remuneration. Remuneration of our chief executive officer and other executive officers will be evaluated regularly by the Remuneration and Corporate Governance Committee and the Board of Directors to ensure that salary and other benefits are kept, at all times within the above guidelines and principles.

Employees

The following table presents information about the number of our employees as of the end of each of the last three years:

	At December 31,
	2006	2005	2004

Marine	1,381	1,192	1,115
Onshore(a)	1,589	3,237	1,011
Shared Services/Corporate	198	189	256

Total	3,168	4,618	2,382

Discontinued operations	—	512	517

(a)	Onshore includes crew hired for specific time periods (generally the length of a specific project) totaling 1,345, 3,064 and 891 crew members as of December 31, 2006, 2005 and 2004, respectively. The increase in the number of our Onshore employees in 2005, as compared with 2004 and 2006, was primarily attributable to our hiring of local workers to staff seismic crews in connection with a single onshore project in Bangladesh.

We have not experienced any material work stoppages related to union activities during 2006 and consider our relations with our employees to be good.

ITEM 7.	Major Shareholders and Related Party Transactions

As of April 24, 2007, Umoe Shipping and Energy owned 11,775,822 shares, or 6.5% of our outstanding shares. Mr. Jens Ulltveit-Moe, founder, chief executive officer and president of Umoe Group, the parent company of Umoe Shipping and Energy, serves as chairperson of our Board of Directors. Please read Item 6 of this annual report for additional information regarding Mr. Ulltveit-Moe.

Based on a Schedule 13G filed with Securities and Exchange Commission on February 14, 2007, FMR Corp. beneficially owns and has sole dispositive power over 11,070,011 shares, or 6.2% of our outstanding shares, and has sole voting power with respect to 2,616,140 shares. Members of the family of Mr. Edward C. Johnson, III, chairman of FMR Corp., own approximately 49% of the outstanding voting stock of FMR Corp., and may be deemed to be part of a controlling group with respect to FMR Corp. Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR Corp., beneficially owns 7,766,571 shares, or 4.3% of our outstanding shares.

Fidelity acts as an investment advisor to various registered investment companies (the “Fidelity Funds”). Each of Mr. Johnson and FMR Corp., through the control of Fidelity, has sole power to dispose of 7,766,571 shares owned by the Fidelity Funds. Each of the Fidelity Funds’ boards of trustees has voting power over the shares held by each fund. Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp, beneficially owns 51,000 of our shares. Pyramis Global Advisors, an indirect wholly owned subsidiary of FMR Corp, beneficially owns 383,500 of our shares. Pyramis Global Advisors Trust Company, an indirect wholly owned subsidiary of FMR Corp, beneficially owns 911,400 of our shares. Fidelity International Limited (“FIL”) beneficially owns 1,957,540 of our outstanding shares. FMR Corp. disclaims beneficial ownership of shares owned by FIL.

Our shareholders that are the beneficial owners of 5% or more of our ordinary shares do not have different voting rights than our other shareholders. As of December 31, 2006, there were 30 record holders of ADSs representing 15,773,949 shares, of which 25 had registered addresses in the United States. These 25 United States record holders held ADSs representing 15,773,730 shares, which represented approximately 9% of the total number of our shares outstanding as of that date.

Based upon information available from Verdipapirsentralen, the Norwegian centralized registry of securities, as of December 31, 2006, there were 180,000,000 ordinary shares outstanding (including shares represented by ADSs) held by 3,799 record holders, of which 149 had registered addresses in the United States and 3,208 had registered addresses in Norway. The United States holdings represented 40,656,805 shares, or approximately 23% of the total number of our shares outstanding as of that date. For this purpose, Citibank, N.A., in its capacity as the depositary for our ADSs, represents one record holder of shares. The above numbers may not be representative of the actual number of United States beneficial holders or of shares beneficially held by U.S. persons. The Norwegian holdings represented 61,363,443 shares, or approximately 34% of the total number of our shares outstanding as of that date.

Please read Note 26 of the notes to our consolidated financial statements included in Item 18 of this annual report for information regarding our related-party transactions.

ITEM 8.	Financial Information

Financial Statements

Please read Item 18 of this annual report.

Legal Proceedings

From time to time, we are involved in or threatened with various legal proceedings arising in the ordinary course of business. See “Key Information — Risk Factors — Other Risk Factors — We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions” in Item 3 of this annual report. We have identified issues in several jurisdictions that could eventually make us liable to pay material amounts in taxes relating to prior years. Additional issues that we are not currently aware of may be identified in the future. We do not believe that we are engaged in, or have recently been engaged in, any additional legal or arbitration proceedings that could have, or have had, a significant effect on our financial position or results of operations. We are not engaged in any material proceeding that involves any director, current member of senior management or affiliate as an adverse party to us.

Dividend Restrictions

Our ability to meet parent company-level payment obligations depends upon dividends, distributions, advances and other inter-company transfers from our subsidiaries.

Under Norwegian law, dividends in cash or in-kind as a distribution of our profit and the profits of our Norwegian subsidiaries are only payable annually, and any proposal by the Board of Directors to pay a dividend must be recommended by the Board of Directors and approved by the shareholders at a general meeting. The shareholders may vote to reduce, but not to increase, the dividends proposed. Dividends in cash or in-kind are payable only out of the following items, as computed for Petroleum Geo-Services ASA (parent company) based on its unconsolidated financial statements in accordance with Norwegian GAAP:

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

Neither we nor our Norwegian subsidiaries can declare dividends if the equity, according to our unconsolidated Norwegian GAAP balance sheets, amounts to less than 10% of the balance sheet, or dividends in excess of an amount that is compatible with good and careful business practice with due regard to any losses that may have occurred after the last balance sheet date or that may be expected to occur. The ability of our foreign subsidiaries to transfer funds to the parent company may be restricted by exchange, statutory or other limitations. In addition, our credit facility restricts our ability to pay dividends or make similar distributions.

In general, any future dividend will be subject to determination based on our results of operations and financial condition, our future business prospects, any applicable legal or contractual restrictions and other factors that the Board of Directors considers relevant. In May 2007, our Board of Directors recommended that our shareholders approve at our annual general meeting in June 2007 a special dividend of NOK 10 per share.

Significant Changes

Except as disclosed in this annual report, no significant changes have occurred since the date of our 2006 annual financial statements.

ITEM 9.	The Offer and Listing

Listing Details

Our ordinary shares are listed on the Oslo Stock Exchange (“OSE”) and trade on that exchange under the symbol “PGS.” These shares are not publicly traded outside Norway.

We also have American Depositary Shares (“ADSs”) that are traded on the New York Stock Exchange (“NYSE”) under the symbol “PGS”. Each ADS represents one share. Citibank, N.A. serves as the depositary for the ADSs. PGS listed the ADSs on the NYSE in April 1997. On February 26, 2003, the NYSE informed us that our ADSs were suspended from the NYSE and that it would commence proceedings with the U.S. Securities and Exchange Commission to delist the securities. Our ADSs were then traded over-the counter (“OTC”) and were quoted on the Pink Sheets under the ticker symbol “PGOGY.”

On November 6, 2003, subsequent to our emergence from Chapter 11, our new ordinary shares began trading on the Oslo Stock Exchange and our new ADSs began trading on the OTC Pink Sheets under the symbol “PGEOY.”

On December 17, 2004, our ADSs were relisted on the NYSE and began trading under the symbol “PGS.”

American Depositary Shares

We have presented in the table below, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange and the Pink Sheets, as applicable. Upon emergence from Chapter 11 proceedings and consummation of our financial restructuring in November 2003, the pre-restructuring shareholders received one post-restructuring share per 129 old shares, in addition to the right to subscribe for new shares in a rights offering. The new shares began trading on the Pink Sheets on November 6, 2003. The old shares were cancelled. In June 2005 we split our shares three for one. In December 2006 we split our shares again three for one. The share prices in the table below have been adjusted for these share splits.

	Price per ADS
Calendar Period	High	Low

2002	$0.88	$0.04
2003 (through February 26)	0.05	0.03
2003 (February 26 — November 5)	0.17	0.01
2003 (from November 6)	4.78	3.64
2004 (through December 16)	6.92	3.72
2004 (from December 17)	6.90	6.74
2005	10.61	6.30
2006	24.95	10.33

	Price per ADS
Calendar Period	High	Low

First Quarter 2005	$8.31	$6.61
Second Quarter 2005	8.42	6.30
Third Quarter 2005	10.61	8.00
Fourth Quarter 2005	10.53	8.13
First Quarter 2006	15.57	10.33
Second Quarter 2006	24.95	15.57
Third Quarter 2006	22.65	15.40
Fourth Quarter 2006	23.45	15.43

	Price per ADS
Calendar Period	High	Low

October 2006	$19.44	$15.43
November 2006	22.48	19.41
December 2006	23.45	22.05
January 2007	23.87	20.88
February 2007	25.05	22.65
March 2007	26.34	22.07
April 2007	27.93	26.04

Shares

We have presented in the table below, for the periods indicated, the reported high and low closing prices for our shares on the Oslo Stock Exchange. On November 6, 2003, upon emergence from Chapter 11 proceedings and consummation of our financial restructuring, the pre-restructuring shareholders received one new share per 129 old shares, in addition to the right to subscribe for new shares in a rights offering. In June 2005 we split our shares three for one. In December 2006 we split our shares again three for one. The share prices in the table below have been adjusted for these share splits.

	Price per Share
Calendar Period	High	Low

2002	NOK 7.8	NOK 0.3
2003 (through November 5)	1.2	0.1
2003 (from November 6)	31.2	21.1
2004	38.2	24.3
2005	62.8	35.9
2006	146.5	63.8

	Price per Share
Calendar Period	High	Low

First Quarter 2005	NOK 48.1	NOK 37.0
Second Quarter 2005	48.8	35.9
Third Quarter 2005	62.0	46.6
Fourth Quarter 2005	62.8	46.7
First Quarter 2006	97.2	63.8
Second Quarter 2006	136.0	90.5
Third Quarter 2006	125.7	97.2
Fourth Quarter 2006	146.5	102.8

	Price per Share
Calendar Period	High	Low

October 2006	NOK 128.0	NOK 102.8
November 2006	139.5	126.7
December 2006	146.5	134.2
January 2007	153.0	135.5
February 2007	158.8	142.5
March 2007	158.8	136.8
April 2007	167.0	157.0

ITEM 10.	Additional Information

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

To vote at an annual or extraordinary general meeting, a shareholder must be registered as a holder of title to the shares to be voted in our share register maintained at the Verdipapirsentralen (“VPS”), the Norwegian centralized registry of securities, not later than at the date of the general meeting. Shareholders who intend to participate in a general meeting in person or by proxy must notify us by the date stated in the notice convening the meeting, which date must be at least two business days before the date of the meeting.

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

As an alternative to the voting procedure for beneficial owners described above, under Norwegian law, owners of American Depositary Shares, or ADSs, representing shares can vote by surrendering their American Depositary Receipts, or ADRs, evidencing ADSs to the custodian and having title to the related shares registered in our share register maintained at the VPS prior to the meeting.

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

Norwegian law and our articles of association provide that our shares are freely transferable.

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

At our annual general meeting on June 14, 2006, our shareholders authorized our Board of Directors to increase our share capital by up to NOK 54 million through one or more subscriptions. The authorization is valid until June 2007. The authorization was unused as of December 31, 2006.

At our extraordinary general meeting held on December 13, 2006, our shareholders approved an increase in our share capital by NOK 1 per share, followed by a three-for-one share split. Our ordinary shares began trading ex split on the OSE on December 18, 2006. Our ADSs began trading ex split on the NYSE on December 26, 2006.

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

At an extraordinary general meeting held in April 2006, our shareholders approved the demerger of our former production business, Petrojarl. Please see “Demerger of Our Production Business (2006)” in Item 4 above of this annual report for a discussion of this transaction.

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

Demerger of our Former Production Business

In June 2006, we completed the demerger of our former production business, Petrojarl. Please see “Demerger of Our Production Business (2006)” in Item 4 above of this annual report for a discussion of this transaction.

Shipbuilding Contracts for New Ramform Vessels

On April 27, 2006, we signed an agreement with Aker Langsten AS to construct a new third generation Ramform seismic vessel, Ramform Sovereign (see “Our Marine Segment — Vessel Fleet and Crews” in Item 4 of this annual report), with expected delivery in the first quarter of 2008. Effective September 30, 2006, we exercised an option with Aker Yards AS to construct another third generation Ramform seismic vessel with delivery expected in the second quarter of 2009. The vessels will be built at Aker Yards, Langsten, Norway. We expect the new vessels to cost approximately $85 million and $88 million, respectively, excluding the cost of seismic equipment, and we expect the total cost to be approximately $160 million and $170 million, respectively, excluding project management costs and interest.

Share Bonus Plan

We have established a bonus plan, covering our executive officers and approximately 400 key employees. Under the plan, the employees covered by the plan are entitled to receive a cash bonus and a share purchase bonus up to certain limits. The shares bought must be held for a minimum of three years. Please see “Compensation of Executive Officers” in Item 6 above of this annual report for a discussion of the share bonus plan.

Stock Option Plan

In July 2006, we granted under our share option plan to 119 key employees options covering an aggregate of 2,127,000 ordinary shares at an exercise price of NOK 121.50 per share. Options covering a total of 2,250,000 ordinary shares may be granted under the plan. Please see “Share Ownership of Directors and Executive Officers” in Item 6 above of this annual report for a discussion of the share option plan.

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

On December 13, 2006, we amended the employment agreement with Mr. Rennemo. Prior to the amendment Mr. Rennemo’s employment would terminate at age 60, unless we otherwise agreed in writing with Mr. Rennemo. The amendment extended Mr. Rennemo’s employment such that it will now terminate at age 61, unless we otherwise agree in writing with Mr. Rennemo. In addition, both we and Mr. Rennemo can still terminate the employment agreement with 12 months notice or, if the period of time remaining prior to Mr. Rennemo’s 61st birthday is less, notice of such lesser period of time. The employment agreement may also be terminated by us for breach of contract by Mr. Rennemo.

Credit Facility

In December 2005, we and certain of our affiliates entered into a senior secured credit facility with the lenders named therein. Please see “Operating and Financial Review and Prospects — Overview — 2005 Refinancing” and “— Liquidity and Capital Resources — Sources of Liquidity — Capital Resources” in Item 5 of this annual report for a description of this credit facility.

Sale of Pertra

On March 1, 2005, we sold Pertra to Talisman for a sales price of approximately $155 million. Please read “Information on the Company — Sale of Subsidiaries (2003-2005)” in Item 4 and Note 25 of the consolidated financial statements included in Item 18 of this annual report for a description of this transaction.

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

The summaries of U.S. and Norwegian tax laws provided below are based on the tax laws of the United States and Norway, the income tax convention between the United States and Norway (the “Convention”) and interpretations by the relevant tax authorities that are in effect as of the date of this annual report and are subject to any changes that may occur after that date (possibly with retroactive effect). It has been reported that a new income tax convention between the United States and Norway has been initialed and is expected to be signed very soon. When it becomes effective, this new convention will supersede the Convention.

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

Taxation of Dividends

Under Norwegian tax law, dividends paid to foreign shareholders of Norwegian corporations are, unless otherwise provided for in an applicable tax treaty, subject to a withholding tax in Norway of 25%. Under the Convention, the maximum rate of withholding tax on dividends paid by a Norwegian corporation to a “resident of the United States,” as defined in the Convention, is 15%. The 15% withholding rate will apply to any dividends paid on our shares held directly by U.S. Holders who properly demonstrate to us and to the Norwegian tax authorities that they are entitled to the benefits of the Convention. Dividends paid to Citibank, as depositary, will be subject to withholding at the 25% rate. U.S. Holders of ADRs who believe they are entitled to the benefits of the Convention may apply to the Norwegian tax authorities for a refund of amounts withheld in excess of 15%. The application is to be filed with the Norwegian Central Office for Foreign Tax Affairs. There is some uncertainty, however, as to whether and when such a refund may be obtained.

We intend to file any reports with the Norwegian authorities or agencies necessary to obtain the benefits of the Convention for those entitled to them. We will exercise our right under the deposit agreement to reasonably request from Citibank such information from its records that will enable us to file the reports.

If, however, the recipient of a dividend is determined to be engaged in a business activity taxable in Norway and our shares or ADSs with respect to which the dividend is paid are effectively connected with that activity, then the amount distributed to the U.S. Holder will be treated as taxable domestic dividend income in Norway, subject to the provisions of the Convention, where applicable. After the amendments to the Norwegian tax law, the dividend could potentially be exempted from taxation in Norway if the business activity in Norway is owned by a corporate entity in the United States, but the legal situation is unclear. Such U.S. Holders should seek further tax advice regarding their tax situation in Norway. Dividends will be taxable if a U.S. Holder who is an individual with business activity in Norway owns shares, and our shares or ADSs are effectively connected with that activity. Dividends received by the individual shareholder exceeding a risk-free rate of return (deemed allowance) are subject to taxation at 28%. The individual shareholder is only entitled to deduct the deemed allowance on shares held at December 31 in the income year. The deemed allowance is calculated for each individual share on the basis of the cost price (including RISK amount up to 1 January 2006) multiplied with an opportunity rate of interest (risk-free rate of interest after tax). Any unused deemed allowance may be carried forward and set off against future dividends or gains upon realization of the share. For the income year 2006, the risk-free rate of return amounted to 2.1%.

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

For taxable years beginning on or before December 31, 2010, dividend income received by an individual, estate, or trust from a corporation organized in the U.S. or from a “qualified foreign corporation” generally is taxed at the lower rates imposed on long-term capital gains recognized by individuals. The maximum rate of tax for such dividends is 15%.

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

If a U.S. Holder that is an individual, estate, or trust is taxed at the lower long-term capital gains rates on dividends we pay, the Code contains a provision that will cause a portion of any dividend eligible for this lower rate to be treated as U.S.-source income. This provision is intended to limit the amount of the Norwegian taxes eligible for the foreign tax credit to the amount of U.S. tax paid by the U.S. Holder at the lower long term capital gains rates. U.S. Holders are advised to consult their own tax advisors when determining the portion of any dividend that will be treated as U.S.-source income under this provision.

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

After the amendments to the Norwegian tax law, such gains from the sale or other disposal of our shares or ADSs could potentially be exempted from taxation when the U.S. Holder with the business activity in Norway is a corporate entity, but the legal situation is far from certain. We recommend that such U.S. Holders seek further tax advice regarding their tax situation in Norway. Losses are deductible if the gains are taxable. Gains from disposal of shares will be taxable as general income at a flat rate of 28% if a U.S. Holder who is an individual with business activity in Norway owns the shares, and our shares or ADSs are effectively connected with that activity. Losses on shares are deductible in the shareholders ordinary income. Gain or loss for the individual shareholder is calculated per share, as the difference between the consideration received and the tax basis for the share. The tax basis of each share is based on the shareholder’s purchase price for the share. The individual shareholder is entitled to deduct a deemed allowance when calculating taxable gain on sale of shares. The allowance for each share will be equal to the cost price of the share multiplied by a determined risk-free interest rate (see section on dividend taxation above). The deemed allowance is only attributed to shares owned at December 31 in the income year and will also include any unused deemed allowance from previous years. The tax liability and deductibility apply irrespective of how long the shares have been owned and the number of shares that are sold. If the shares disposed of have been acquired at different times, the shares that were first acquired will be deemed as first sold. Costs incurred in connection with the purchase and sale of shares are deductible in the year of sale, provided that the gain is not exempted from taxation.

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

Regardless of the holding period of the shares or ADSs disposed, if an individual U.S. Holder receives a dividend from us qualifying for the long-term capital gains rates and such dividend constitutes an “extraordinary dividend,” and the U.S. Holder subsequently recognizes a loss on the sale or exchange of our shares or ADSs, then the loss will be long-term capital loss to the extent of such “extraordinary dividend.” An “extraordinary dividend” for this purpose is a dividend in an amount (i) greater than or equal to 10% of the taxpayer’s tax basis (or fair market value as of the day before the ex-dividend date) of the underlying shares or ADSs, aggregating dividends with ex-dividend dates within an 85-day period, or (ii) in excess of 20% of such tax basis (or fair market value as of the day before the ex-dividend date), aggregating dividends with ex dividend dates within a period of 365 days.

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

Norwegian Property Taxes or Similar Taxes

U.S. Holders of our shares or ADSs are not subject to Norwegian property tax or similar taxes (e.g., wealth taxes) with respect to those shares or ADSs, unless the shareholding is effectively connected with a business carried out by the shareholder through a permanent establishment in Norway. A U.S. Holder who is an individual shareholder with business activity in Norway is subject to Norwegian net wealth taxation. The marginal net wealth tax rate is a maximum 1.1%. Shares listed on the Oslo Stock Exchange are currently valued at 80% of the quoted value as per January 1 in the assessment year.

If the U.S. Holder with business activity in Norway is a corporate entity, the U.S Holder will be exempt from Norwegian net wealth tax.

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

We are exposed to certain market risks, primarily relating to changes in interest rates and foreign currency exchange rates. We have entered into instruments as described below in order to manage our exposure to these risks, and not for trading purposes. We are also exposed, to a lesser extent, to changes in commodity prices. We do not hedge this exposure through derivative instruments.

Interest Rate Risk

We are subject to interest rate risk on our debt, including capital leases. We maintain an interest rate risk management strategy that uses a combination of fixed- and variable-rate debt, together with interest rate swaps, where appropriate, to fix or lower our borrowing costs. Our exposure to changes in interest rates results primarily from (a) outstanding debt under our secured bank credit facility, which bears interest at a variable rate, (b) short-term debt outstanding from time to time, (c) our capital leases and (d) our UK leases. As of December 31, 2006, we have changed our interest rate exposure from variable to fixed for $175 million of our $243.6 million of outstanding term loan debt through interest rate swaps. The following table presents information about our debt and interest swaps that are sensitive to changes in interest rates. For debt, the table shows principal amounts and related weighted average interest rates by year of maturity. For interest rate swaps, the table presents notional amounts and average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swaps.

	2007		2008	2009		2010	2011		Thereafter
	(In thousands of dollars)

Debt:
Fixed rate	$12,900		$14,040	$15,160		$20,941	$17,480-		—
Weighted average interest rate	8.28%		8.28%	8.28%		8.65%	8.28%		—
Variable rate	$6,893		$7,025	$—		$—	$—		$243,625
Interest rate	LIBOR	*	LIBOR *	LIBOR	*	LIBOR *	LIBOR	*	LIBOR	*
				+ applicable margin**
Interest rate swaps:
Notional amounts (variable to fixed)			$150,000			$25,000
— average pay rate (fixed)			4.84%			4.88%
— average receive rate (variable)			3M LIBOR			3M LIBOR

*	Under our credit agreement, we have the option of selecting 1, 2, 3 or 6 month LIBOR rates.

**	See Note 17 of the consolidated financial statements included in Item 18 of this annual report for a description of how the applicable margin is determined under our credit agreement.

As of December 31, 2006, we had total outstanding indebtedness of $338.2 million, of which $80.5 million bore interest at a fixed rate and $257.7 million bore interest at a variable rate based on U.S. dollar LIBOR plus a margin. The weighted average interest rate on the variable rate debt, including capital leases, as of December 31, 2006 was approximately 7.6%. As indicated above, through interest rate swaps we have effectively fixed the interest rate on $175 million of this term debt as of December 31, 2006, with the remaining $68.6 million of term debt as of December 31, 2006 continuing to bear interest at a variable rate. After giving effect to our interest rate swaps, for every one-percentage-point hypothetical increase in LIBOR, our annual net interest expense on our variable rate debt, including capital leases, would increase by approximately $0.8 million.

As of December 31, 2006, the estimated fair value of our debt instruments, including capital leases and interest rate swaps, was approximately $344.6 million, of which approximately $86.4 million was the fair value of fixed rate debt, approximately $257.5 million was variable rate debt and capital leases and $0.7 million was fair value of interest rate swaps. Please refer to Note 17 of our consolidated financial statements included in Item 18 of this annual report for more information regarding our indebtedness. Please refer to Note 20 of our consolidated financial statements included in Item 18 of this annual report for more information regarding the total notional amount and fair value of our interest rate swaps as of December 31, 2006.

As described under “Operating and Financial Review and Prospects — Liquidity and Capital Resources — UK Leases” in Item 5 of this annual report, we have entered into certain capital leases in the United Kingdom. The leases are legally defeased because we have made payments to independent third-party banks in consideration for which these banks have assumed liability to the lessors equal to basic rentals and termination sum obligations. The defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% per annum. If actual interest rates are greater than the assumed interest rates, we receive rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, we are required to pay rentals in excess of the defeased rental payments. For every one percentage point that LIBOR exceeds these assumed interest rates, we are entitled to receive approximately British pounds 2.1 million ($4.1 million) in rental rebates. On the other hand, for every one percentage point that LIBOR is less than these assumed interest rates, we are required to pay an additional approximately British pounds 2.1 million ($4.1 million) in additional defeased rental payments. As of December 31, 2006, our consolidated balance sheets reflected a liability of approximately British pounds 3.1 million ($6.1 million) for this interest rate exposure. This liability was recorded upon our adoption of fresh-start reporting on November 1, 2003 and is amortized regularly based on future rental payments. During 2006, 2005 and 2004, actual interest rates were below the assumed interest rates, and we made additional required rental payments relating to our continuing operations of approximately $2.0 million, $2.3 million and $2.2 million, respectively. The estimated net present value of future payments related to interest rate differential on our UK leases as of December 31, 2006 was $9.7 million based on forward interest rate curves, which is $3.6 million higher than the amount included in accrued liabilities from fresh-start reporting. For additional information with respect to our UK leases, please read “Operating and Financial Review and Prospects — Liquidity and Capital Resources — UK Leases” in Item 5 and Notes 2 and 21 of the notes to our consolidated financial statements in Item 18 of this annual report.

Foreign Currency Exchange Rate Risk

Our cash flows from operations are primarily denominated in U.S. dollars, British pounds and Norwegian kroner. We predominantly sell our products and services in U.S. dollars while a significant portion of our operating expenses is incurred in British pounds and Norwegian kroner. As a result, when the U.S. dollar strengthens in relation to the British pound, Norwegian kroner and any other currencies in which we incur operating expenses, our U.S. dollar reported expenses will decrease. On the other hand, when the U.S. dollar weakens in relation to such currencies, our U.S. dollar reported expenses will increase.

We maintain a foreign-currency risk management strategy that uses foreign currency exchange contracts to protect our interests from fluctuations in cash flow caused by volatility in currency exchange rates. We hedge a portion of our foreign currency exposure related to ongoing cash expenditures by entering into forward currency exchange contracts. In 2006 we also hedged the payments that we will make in Norwegian kroner for our two new Ramform seismic vessels that are under construction.

As of December 31, 2006, we had net open forward contracts to buy British pounds, Norwegian kroner and Euro amounting to approximately $314.1 million with a fair value of $6.2 million (gain), which we have recognized in our consolidated statements of operations. Of this amount, we have accounted for a notional value of $124.5 million of forward contracts as fair value hedges with a fair value of $2.4 million. At December 31, 2005, we had $193.5 million in nominal value of forward contracts with a fair value of $7.2 million (loss). The significant increase in open forward contracts from 2005 to 2006 is due to hedging of the Norwegian kroner payments for the two new Ramform vessels.

If Norwegian kroner had hypothetically appreciated by an additional 10% against the U.S. dollar at year-end, the fair value of the forward contracts on buying Norwegian kroner would have increased by $25.7 million. A similar 10% hypothetical appreciation of British pounds against the U.S. dollar would have increased the fair value of the forward contracts on buying British pounds by $5.7 million and a 10% hypothetical appreciation for Euro would have decreased the fair value of the forward contracts on buying Euro by $0.06 million

Substantially all of our debt is denominated in U.S. dollars.

Commodity risk

In the operation of our seismic vessels we use substantial quantities of fuel. As a result, we are exposed to changes in fuel prices. Based on our fuel consumption in 2006, if fuel prices were to increase by 10%, our annual fuel costs would increase by approximately $8 million. We do not hedge this exposure through derivative instruments.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

As required by SEC Rule 13a-15(b) under the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2006, the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the U.S. Securities Exchange Act of 1934 was timely recorded, processed, summarized and reported as of December 31, 2006.

Changes in Our Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of the inherent limitations in all control systems, no evaluation of control can provide absolute assurance that all control issues and instances of fraud will be or have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of control also is based in part upon assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, internal control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to the financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria for internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Based on this assessment under the COSO framework, management has concluded and hereby reports that, the Company’s internal control over financial reporting was effective as of December 31, 2006.

Ernst & Young AS, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 as stated in their report below.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Petroleum Geo-Services ASA

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control over Financial Reporting,” that Petroleum Geo-Services ASA maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Petroleum Geo-Services ASA’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Petroleum Geo-Services ASA maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Petroleum Geo-Services ASA maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Petroleum Geo-Services ASA and our report dated May 15, 2007 expressed an unqualified opinion thereon.

/s/  Ernst & Young AS

Oslo, Norway
May 15, 2007

ITEM 16A.  Audit Committee Financial Expert

Our Board of Directors has determined that each of Francis Gugen, Wenche Kjølås and Harald Norvik meets the definition of an audit committee financial expert, as that term is defined for purposes of Item 16A of Form 20-F, and that each is independent under applicable provisions of the Securities Exchange Act of 1934 and New York Stock Exchange listing standards.

ITEM 16B.  Code of Ethics

We have adopted a Code of Conduct that applies to all our employees including our principal executive officer, our principal financial officer, our principal accounting officer and persons performing similar functions. We have filed the code as an exhibit to this annual report and posted it under the “About PGS” section of our internet web site at www.pgs.com.

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

Under our pre-approval policy, the Audit Committee is required to pre-approve all audit, review or attest engagements and permissible non-audit services to be performed by our independent registered public accounting firm, subject to, and in compliance with, the de minimis exception for non-audit services described in applicable provisions of the Securities Exchange Act of 1934 and applicable SEC rules. All services provided by Ernst & Young AS in 2006 were pre-approved by the Audit Committee.

Aggregate fees through April 30, 2006 for professional services rendered by Ernst & Young AS, including reimbursement of out-of-pocket expenses, related to 2006, 2005 and 2004 were as follows:

	Years Ended December 31,
	2006	2005	2004
	(In thousands)

Audit fees(a)	$5,092	$4,112	$4,453
Audit-related fees(b)	1,421	163	42
Fees for tax services(c)	188	175	134
All other fees	—	4	—

Total	$6,701	$4,454	$4,629

(a)	Audit fees consisted of fees for audit services, which related to the consolidated audit, statutory audits, accounting consultations, subsidiary audits and related matters, and fees for audit of fresh-start reporting. Audit fees for 2004 have been updated to reflect fees incurred in 2005 after May 3, 2005 related to the 2004 audit.

(b)	Audit-related fees consisted of fees for agreed upon procedures and other attestation services, including restructuring and fees related to Sarbanes-Oxley Act Section 404 (in 2005 and 2004).

(c)	Fees for tax services consisted of fees for tax services, tax filing and compliance.

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

We specifically incorporate by reference in response to this item the auditor’s report, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-2 through F-55.

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

4.1	—	Demerger Plan of 27 March 2006 for the demerger of the Company as Transferor with Petrojarl as Transferee (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed March 28, 2006)
4.2	—	Credit Agreement, dated as of December 16, 2005, among the Company, certain of its subsidiaries and the lender parties thereto (incorporated by reference to Exhibit 4.3 of the annual report of the Company on Form 20-F for the year ended December 31, 2005 (SEC File No. 1-14614 (the “2005 Form 20-F”))).
4.3	—	Shipbuilding Contract, dated as of April 27, 2006, between PGS Geophysical AS and Aker Langsten AS
4.4	—	Shipbuilding Contract, dated as of September 30, 2006, between PGS Geophysical AS and Aker Yards AS
8.1	—	Subsidiaries (included in Item 4 of this annual report)
11.1	—	Code of Conduct (incorporated by reference to Exhibit 11.1 of the annual report of the Company on Form 20-F for the year ended December 31, 2004 (SEC File No. 1-14614 (the “2004 Form 20-F”))).
12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	—	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(b) of the Securities Exchange Act of 1934
15.1	—	Audit Committee Charter (incorporated by reference to Exhibit 15.1 of the 2004 Form 20-F)
15.2	—	Consent of Ernst & Young AS

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROLEUM GEO-SERVICES ASA

By:	/s/ GOTTFRED LANGSETH
Gottfred Langseth
Chief Financial Officer

Date: May 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
PETROLEUM GEO-SERVICES ASA:

We have audited the accompanying consolidated balance sheets of Petroleum Geo-Services ASA and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petroleum Geo-Services ASA and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 of the consolidated financial statements, Petroleum Geo-Services ASA changed its accounting principles to adopt, as of December 31, 2006, the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Petroleum Geo-Services ASA’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2007 expressed an unqualified opinion thereon.

/s/  Ernst & Young AS

Oslo, Norway
May 15, 2007

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(In thousands of dollars)

ASSETS
Cash and cash equivalents	$123,983	$121,464
Restricted cash	8,711	12,484
Shares available for sale and investment in securities	5,296	13,222
Accounts receivable, net	194,587	183,116
Unbilled and other receivables	113,006	64,703
Other current assets	72,086	55,602
Current deferred tax assets	75,000	—
Assets of discontinued operations	—	662,897

Total current assets	592,669	1,113,488
Property and equipment, net	473,320	378,140
Multi-client library, net	49,406	146,171
Restricted cash	10,014	10,014
Long-term deferred tax assets	75,000	20,000
Other long-lived assets	24,261	27,601
Other intangible assets, net	1,083	22,158

Total assets	$1,225,753	$1,717,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$13,027	$24,406
Current portion of capital lease obligations	6,893	20,495
Accounts payable	84,521	59,367
Accrued expenses	189,132	136,679
Income taxes payable	64,261	26,318
Current deferred tax liabilities	13,313	1,055
Debt and other liabilities of discontinued operations	—	104,398

Total current liabilities	371,147	372,718
Long-term debt	311,246	922,134
Long-term capital lease obligations	7,025	13,205
Long-term deferred tax liabilities	—	497
Other long-term liabilities	91,487	78,958

Total liabilities	780,905	1,387,512

Minority interest in consolidated subsidiaries	—	785
Shareholders’ equity:
Common stock: par value NOK 3; authorized 198,000,000 shares; issued and outstanding 180,000,000 shares at December 31, 2006 and 60,000,000 shares authorized, issued and outstanding, par value NOK 10, at December 31, 2005	78,208	85,714
Additional paid-in capital	372,095	277,427
Accumulated earnings (deficit)	9,673	(32,105)
Accumulated other comprehensive (loss)	(15,128)	(1,761)

Total shareholders’ equity	444,848	329,275

Total liabilities and shareholders’ equity	$1,225,753	$1,717,572

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars, except share data)

Revenues	$1,308,459	$888,021	$707,519

Cost of sales(a)	620,717	498,300	426,705
Depreciation and amortization	198,605	208,581	284,835
Research and development costs	17,747	9,918	3,419
Selling, general and administrative costs(a)	61,460	55,394	52,757
Impairment of long-lived assets	—	4,575	—
Loss on sale of subsidiary	—	1,520	—
Other operating (income) expense, net	—	(20,502)	8,112

Total operating expenses	898,529	757,786	775,828

Operating profit (loss)	409,930	130,235	(68,309)
Other income (expense):
Income from associated companies	10	33	(54)
Interest expense	(53,219)	(95,840)	(108,125)
Debt redemption and refinancing costs	—	(107,315)	—
Other financial items, net	(637)	4,253	(6,219)

	356,084	(68,634)	(182,707)
Reorganization items:
Cost of reorganization	—	—	(3,498)

Income (loss) before income tax expense and minority interest	356,084	(68,634)	(186,205)
Income tax expense	123,698	24,398	23,490
Minority interest	3,006	4,038	651

Income (loss) from continuing operations	229,380	(97,070)	(210,346)
Income from discontinued operations, net of tax	69,197	209,648	75,616

Net income (loss)	$298,577	$112,578	$(134,730)

Basic and diluted income (loss) from continuing operations per share(b)	$1.27	$(0.54)	$(1.16)
Basic and diluted income from discontinued operations, net of tax, per share	0.39	1.17	0.41

Basic and diluted net income (loss) per share(b)	$1.66	$0.63	$(0.75)

Weighted average basic and diluted shares outstanding(b)(c)	180,000,000	180,000,000	180,000,000

Notes:

(a)	Excluding depreciation and amortization, which are shown separately.

(b)	Options equivalent to 2,085,000 shares were excluded from the calculation of diluted earnings per share for 2006, as they were not dilutive.

(c)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the three-for-one share split effective December 13, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Cash flows (used in) provided by operating activities:
Net income (loss)	$298,577	$112,578	$(134,730)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, continuing operations	198,605	208,581	284,835
Depreciation and amortization, discontinued operations	21,970	50,774	83,527
Exploration costs (dry well expensed)	—	—	11,438
Non-cash impairments, net gain on sale of subsidiaries and shares	(66,749)	(151,807)	—
Non-cash other operating (income) expense, net	—	(26,095)	—
Premium on debt redemption and cost of refinancing expensed	—	107,315	—
Provision for deferred income taxes	62,547	10,965	27,263
(Gain) loss on sale of assets	(4,019)	1,893	4,128
Net (increase) decrease in cash related to discontinued operations	2,010	208	(322)
Net decrease in restricted cash	3,773	1,134	15,968
Other items	9,533	(36)	(352)
Increase in accounts receivable, net	(10,105)	(52,338)	(33,577)
(Increase) decrease in unbilled and other receivables	(59,108)	(21,893)	7,303
(Increase) decrease in other current assets	(20,775)	(7,453)	2,104
(Increase) decrease in other long-lived assets	7,418	7,738	(3,182)
Increase (decrease) in accounts payable	17,744	(7,625)	25,592
Increase (decrease) in accrued expenses and income taxes payable	93,194	64,519	(15,496)
Increase (decrease) in other long-term liabilities	8,798	(17,744)	7,873

Net cash provided by operating activities	563,413	280,714	282,372

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(113,658)	(55,667)	(41,140)
Capital expenditures	(165,442)	(90,376)	(62,393)
Capital expenditures on discontinued operations	(35,018)	(114)	(85,979)
Proceeds from sales of subsidiaries/demerger, net	406,816	153,698	2,035
Other items, net	3,898	1,300	4,031

Net cash provided by (used in) investing activities	96,596	8,841	(183,446)

Cash flows (used in) provided by financing activities:
Proceeds from issuance of long-term debt	—	850,000	—
Repayment of long-term debt	(619,720)	(1,009,152)	(24,167)
Principal payments under capital leases	(20,464)	(25,700)	(22,930)
Net increase (decrease) in bank facility and short-term debt	(2,547)	712	1,962
Termination fee, UK leases	(14,759)	—	—
Premium on debt redemption, deferred loan costs and reorganization fees	—	(116,813)	(3,488)
Distribution to creditors under the restructuring agreement	—	—	(22,660)

Net cash (used in) financing activities	(657,490)	(300,953)	(71,283)

Effect of exchange rate changes on cash	—	(80)	74

Net increase (decrease) in cash and cash equivalents	2,519	(11,478)	27,717
Cash and cash equivalents at beginning of period	121,464	132,942	105,225

Cash and cash equivalents at end of period	$123,983	$121,464	$132,942

The accompanying notes are an integral part of these consolidated financial statements.
Supplementary cash flow information is included in Note 28.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
			Additional	Accumulated	Other
	Common Stock		Paid-In	Earnings	Comprehensive	Shareholders’
	Number	Par value	Capital	(Deficit)	Income (Loss)	Equity
	(In thousands of dollars, except for share data)

Balance at December 31, 2003	20,000,000	$85,714	$277,427	$(9,953)	$446	$353,634
Comprehensive income (loss):
Net loss				(134,730)	—	(134,730)
Other comprehensive income				—	4,003	4,003

Total comprehensive income (loss)				(134,730)	4,003	(130,727)

Balance at December 31, 2004	20,000,000	85,714	277,427	(144,683)	4,449	222,907
Share split June 8, 2005	40,000,000
Comprehensive income (loss):
Net income				112,578	—	112,578
Other comprehensive (loss)				—	(6,210)	(6,210)

Total comprehensive income (loss)				112,578	(6,210)	106,368

Balance at December 31, 2005	60,000,000	85,714	277,427	(32,105)	(1,761)	329,275
Demerger Petrojarl June 29, 2006		(17,143)	(31,558)	(192,267)	(931)	(241,899)
Tax effect on internal gain (demerger)				(64,532)	—	(64,532)
Share capital conversion, December 13, 2006		9,637	(9,637)	—	—	—
Share split December 13, 2006	120,000,000
Benefit realized from pre- restructuring deferred tax assets			133,561	—	—	133,561
Employee share options			2,302	—	—	2,302
Comprehensive income (loss):
Net income				298,577	—	298,577
Adoption SFAS No. 158 “Defined benefit plans”				—	(12,249)	(12,249)
Other comprehensive (loss)				—	(187)	(187)

Total comprehensive income (loss)				298,577	(12,436)	286,141

Balance at December 31, 2006	180,000,000	$78,208	$372,095	$9,673	$(15,128)	$444,848

The Company’s ability to pay dividends is limited by, among other things, the amount of free equity as defined in Norwegian corporate law and measured on the basis of the unconsolidated financial statements of the parent company, Petroleum Geo-Services ASA, as prepared in accordance with generally accepted accounting principles in Norway. At December 31, 2006, Petroleum Geo-Services ASA had $362,097,802 (equivalent to Norwegian kroner 2,268,072,000) of free equity. In addition, Petroleum Geo-Services ASA had $131,489,695 (equivalent to Norwegian kroner 823,612,000) in other equity, which was approved to be transferred from premium fund to unrestricted fund at the extraordinary general meeting December 13, 2006. The creditor notice period ended February 15, 2007.

The components of Accumulated Other Comprehensive Income (Loss) are as follows:

	Net Foreign	Net	Net		Unrecognized	Accumulated
	Currency	Unrealized	Gain (Loss)	Pension	Gain (Loss) and	Other
	Translation	Gain (Loss)	Cash Flow	Minimum	Prior Period	Comprehensive
	Adjustments	Investments	Hedges	Liability	Service Costs	Income (Loss)
	(In thousands of dollars)

Balance at December 31, 2003	$446	$—	$—	$—	$—	$446
Year ended December 31, 2004	(1,667)	5,889	—	(219)	—	4,003

Balance at December 31, 2004	(1,221)	5,889	—	(219)	—	4,449
Year ended December 31, 2005	(2,534)	(1,837)	(1,628)	(211)	—	(6,210)

Balance at December 31, 2005	(3,755)	4,052	(1,628)	(430)	—	(1,761)
Demerger Petrojarl June 29, 2006	(1,142)	—	—	211	—	(931)
Adoption SFAS No. 158 “Defined benefit plans”	—	—	—	—	(12,249)	(12,249)
Year ended December 31, 2006	(429)	(2,510)	2,533	219	—	(187)

Balance at December 31, 2006	$(5,326)	$1,542	$905	$—	$(12,249)	$(15,128)

The accompanying notes are an integral part of these consolidated financial statements.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — General Information about the Company and Basis of Presentation

Petroleum Geo-Services ASA (“PGS ASA”) is a public limited liability company established under the laws of the Kingdom of Norway in 1991. Unless stated otherwise, references herein to the “Company” and “PGS” refer to Petroleum Geo-Services ASA and its majority owned subsidiaries and affiliates, companies in which it has and controls a majority voting interest.

PGS is a technologically focused oilfield service company principally involved in providing geophysical services worldwide. PGS provides a broad range of geophysical and reservoir services, including seismic data acquisition, processing, interpretation and field evaluation. The Company’s headquarters are at Lysaker, Norway. See further discussion of the Company’s services in Note 27.

The Company considers its primary basis of accounting to be U.S. generally accepted accounting principles (“US GAAP”) and has prepared these consolidated financial statements in accordance with those principles. PGS is also required to prepare and publish statutory accounts in Norway using Norwegian generally accepted accounting principles (“Norwegian GAAP”). Norwegian GAAP differs materially from US GAAP. Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based on International Financial Reporting Standards (“IFRS”). Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under US GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. The transition rules apply to the Company and the Company will apply IFRS from January 1, 2007 as the basis for its primary financial reporting. The Company released a separate transition document describing the differences between US GAAP and IFRS reporting in April 2007.

In an extraordinary general meeting held on April 28, 2006, the Company’s shareholders approved a demerger plan to separate the Company’s Geophysical and Production businesses into two independently listed companies. On June 29, 2006 the demerger plan was successfully completed. The demerger was accounted for at continuity in book values. In the transaction, the Company’s shareholders received a distribution of approximately 80% of the shares in Petrojarl ASA (formerly the Production segment) while in total approximately 20% of the shares were offered in a public offering. The offering was completed at NOK 43 per Petrojarl share. As a part of the stabilization program established to facilitate the offering, 6,467,440 shares, out of the 14,999,990 shares offered, were returned to the Company. These shares were subsequently sold to Teekay Shipping in third quarter 2006, at a price of NOK 70 per share. The financial position, results of operations and cash flows for the Production segment, in addition to the gain on sale of shares and demerger costs, are presented as discontinued operations for all periods presented (see Note 25).

As more fully described in Note 25, the Company sold its wholly owned oil and natural gas subsidiary Pertra AS in March 2005. The results of operations and cash flows for this former subsidiary are presented as discontinued operations for all periods presented. In August 2005, the Company entered into an agreement to sell its wholly owned subsidiary PGS Reservoir AS. The results of operations and cash flows for this company are included in the consolidated statements of operations and consolidated cash flows for the periods up to the sales date.

Discontinued operations and related cash flows for the years ended December 31, 2006, 2005 and 2004 include additional proceeds that were contingent on certain events related to discontinued operations sold in 2003 (Atlantis) and 2002 (Production Services). See Note 25 for additional information of these disposals.

Upon emergence from Chapter 11 (see Note 3), the Company adopted “fresh-start” reporting as required under the provisions of AICPA Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” effective November 1, 2003. The adoption of fresh-start reporting reflects the Company’s reorganization value as its new basis in accounting, new accounting pronouncements it was required to adopt with fresh-start reporting and changes in certain of its accounting policies.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsequent Event.

In March 2007, the Company entered into a heads of agreement with the Japanese Ministry of Economy, Trade and Industry (“METI”) that contemplates the sale of the Ramform Victory and a four-to-ten year service agreement. We expect METI to take delivery of the Ramform Victory in the fourth quarter of 2007. The heads of agreement is subject to the satisfactory completion of certain definitive documentation. On May 11, 2007, a main agreement, sales agreement and license agreement were entered into, which are subject to completion of a technical and operational service agreement within 30 days.

The Company has after year-end 2006 repurchased a portion of its own shares. As of March 30, 2007, the Company holds a total of 2,123,500 of its own shares, representing 1.18% of its total shares outstanding.

On May 10, 2007, the Company proposed to pay a special dividend of NOK 10 per share (for approval at the annual general meeting in June 2007).

NOTE 2 — Summary of Significant Accounting Policies

Consolidation and Equity Investments.

The Company’s consolidated financial statements include all transactions of PGS ASA, its wholly owned and majority owned subsidiaries that it controls and equity investments. Subsidiaries are consolidated in the financial statements from the point in time when the Company gains control. Acquisitions are accounted for using the purchase method of accounting. Acquisition cost is assigned to the assets and liabilities of the subsidiaries using their fair value at the date of acquisition. Any excess of purchase cost over fair value of assets and liabilities is recorded as goodwill. All inter-company transactions and balances have been eliminated in the consolidation. In those cases where the subsidiaries are not wholly owned, the minority interests are separately presented in the consolidated statements of operations and consolidated balance sheets.

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

Shares available for sale and investments in securities with an available market value are carried at fair value at each balance sheet date, with unrealized holding gains and losses reported in “net unrealized gain (loss) investments” in other comprehensive income (loss) until realized.

Variable Interest Entities (VIEs).

The Company consolidates VIEs where it is the primary beneficiary. At December 31, 2006, the assets, liabilities and statement of operations of these entities are not material to the Company’s consolidated financial statements.

In addition, the Company has considered its UK leases that were entered into before 2003 (see Note 21) in relation to Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”) “Consolidation of Variable Interest Entities”. As part of the evaluation process, the Company has requested further information about the lessor entities, including information related to their other assets and contractual arrangements. However, the Company has no rights under its agreements with the lessor entities to request or receive such information, and the lessor entities (or their owners) have denied the Company access to any such information. Accordingly, the

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company has not been able to affirmatively determine if any of the lessor entities are in fact VIEs, and if any are VIEs, who the primary beneficiary would be. Accordingly, none of these entities is consolidated.

Discontinued Operations.

Subsidiaries that are held for sale or whose businesses have been discontinued are reported as discontinued operations. Revenues and expenses are excluded from revenues and expenses of the Company and reported separately as a one line item in the consolidated statement of operations, net of tax. Assets and liabilities are presented as separate line items in the consolidated balance sheets. For further details about subsidiaries that we have sold or operations that we have discontinued, see Note 25.

Use of Estimates.

The preparation of financial statements in accordance with US GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of reported revenues and expenses. In many circumstances, the ultimate outcome related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, changes in laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

Cash and Cash Equivalents.

The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with maturities of three months or less.

Cash and cash equivalents that are restricted from the Company’s use are disclosed separately in the consolidated balance sheets and are classified as current or long-term depending on the nature of the restrictions. Such restrictions primarily relate to cash collateral for bid or performance bonds, employee tax withholdings, certain health insurance and restricted deposits under contracts. Restricted cash related to bid or performance bonds amounted to $0.7 million at December 31, 2006 and $2.3 million at December 31, 2005.

Foreign Currency Translation.

The Company’s reporting currency is the U.S. dollar, which is the functional currency for substantially all of its operations throughout the world.

The financial statements of non-U.S. subsidiaries having their respective local currency as their functional currency are translated using the current exchange rate method. Under the current exchange rate method, assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments are recorded as a separate component of shareholders’ equity.

Operating and Capital Leases.

The Company has significant operating lease arrangements in all of its operating segments and also has some capital lease arrangements, which are mainly for land seismic equipment and UK leases for vessels (see “UK Leases” below). Capital leases are lease arrangements in which the substantial financial risk and control, but not ownership, of the assets is transferred from the lessor to the Company.

The Company accounts for capital lease arrangements as if the Company had acquired the assets, and the present value of the future lease payments is accounted for as liabilities. The assets are depreciated over the shorter of the expected useful lives or the related lease terms.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UK Leases.

The Company has entered into vessel lease arrangements in the United Kingdom (“UK leases”) relating to five of its Ramform-design seismic vessels (see Note 21) and two FPSO vessels demerged in 2006. In December 2006 the Company terminated the UK leases for Ramform Viking and Ramform Vanguard and took formal ownership of the vessels (see Notes 9 and 21).

Generally, under the leases, UK financial institutions (“Lessors”) acquired the assets from third parties and the Company leased the assets from the Lessors under long-term leases that give the Company the option to purchase the assets for a bargain purchase price at the end of the charter periods. The Lessors claim tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. The Company indemnified the Lessors for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for variations in actual interest rates from those assumed in the leases.

Due to the nature of the leases, the Company accounts for these leases as capital leases. The Company legally defeased its future lease obligations for the assets by making up-front, lump sum payments to unrelated large institutional banks (“Payment Banks”), which then assumed the Company’s liability for making the periodic payments due under the long-term leases (the “Defeased Rental Payments”) and termination sum obligations under the agreements. The Company has no rights to the amounts paid to Payment Banks. Due to the assumption of the lease payment obligations by the Payment Banks, the Lessors legally released the Company as the primary obligor under the leases. Accordingly, the Company accounted for the release as a derecognition of the capital lease obligations with respect to these UK leases.

At the date that the Company executed any UK lease, the Company treated the excess of the capitalized asset value over the amount required to legally defease the charter obligations as a deferred gain. The deferred gain related to indemnification for tax contingencies and for changes in future interest rates. The portion of the deferred gain relating to changes in interest rates was amortized over the term of the respective leases up to the date of adoption of fresh-start reporting. The portion of the deferred gain relating to tax contingencies was recognized in income in accordance with Emerging Issues Task Force (“EITF”) Issue 89-20, “Accounting for Cross Border Tax Benefit Leases,” when the Company determined that the likelihood of the indemnifications becoming effective was remote.

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

Effective November 1, 2003, the Company adopted fresh-start reporting and recorded a liability equal to the fair value of the future Additional Required Rental Payments. Such fair value was estimated at the net present value of the Additional Required Rental Payments based on forward market rates for Sterling LIBOR and an 8% per annum discount rate. This liability, which is amortized based on future rental payments, amounted to 8.6 million British pounds (approximately $14.9 million) at December 31, 2005. In March 2006 the future Additional Required Rental Payments for Ramform Challenger was settled with a one-time payment of 3.2 million British pounds (approximately $5.6 million). Consequently, the Company also reversed the remaining deferred gain relating to Ramform Challenger of 2.2 million British pounds (approximately $3.8 million). In addition, the UK leases for Ramform Viking and Ramform Vanguard were terminated in December 2006. The remaining accrued liability relating to Additional Required Rental Payments as of December 31, 2006 was 3.1 million British pounds (approximately $6.1 million) and relates to Ramform Victory and Ramform Valiant, of which Ramform Victory was terminated in March 2007.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For fresh-start reporting purposes, the Company estimated and recorded the fair value of the specific tax exposure related to the defeased UK leases noted above using a probability-weighted analysis and a range of possible outcomes. The Company recorded a liability of 6.3 million British pounds (approximately $10.7 million) relating to the tax indemnities. The Company subsequently released this liability in 2005, when the Inland Revenue accepted the lessors’ claims for capital allowances under each lease.

Concentration of Credit Risk.

The Company’s financial assets that are exposed to concentration of credit risk consist primarily of trade receivables from clients and derivative financial instruments. Trade receivables are primarily from multinational integrated oil companies and independent oil and natural gas companies, including companies owned in whole or in part by governments. The Company manages its exposure to credit risk through ongoing credit evaluations of customers and has provided for potential credit losses through an allowance for doubtful accounts. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in accounts receivable from trade customers and is based on a number of factors consisting mainly of aging of accounts, historical experience, customer concentration, customer creditworthiness and current industry and economic trends. The Company does not believe that exposure to concentrations of credit risk is likely to have a material adverse impact on its consolidated financial position or consolidated results of operations.

By using derivative financial instruments to hedge exposure to changes in exchange rates and interest rates, the Company is exposed to credit risk. The Company minimizes the credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Pension Obligations.

Pension obligations are calculated as the discounted value of future pension benefits deemed to have accrued at year-end, based on employees earning pension rights steadily throughout their working period. Pension obligations and pension scheme funds are calculated on the basis of financial and actuarial assumptions as described in Note 23.

The Company implemented Statement of Financial Accounting Standards (“SFAS”) Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) as of December 31, 2006. SFAS 158 amends prior Statements No. 87, 88, 106 and 132. SFAS 158 requires an entity to recognize the funded status of a defined benefit pension plan in the Company’s financial position. The changes in the funded status should be recognized in comprehensive income (loss) in the year in which the changes occur. The accumulated unrecognized gains or losses and prior service costs should be recognized as a component of other comprehensive income (loss). The amounts recognized in other comprehensive income (loss) are adjusted as they are subsequently recognized as components of net periodic benefit cost or credits that arise during the period. The measurement of the funded status and periodic benefit cost follows from SFAS Statements No. 87, 88, 106 and 132. The implementation effect is recognized directly towards other comprehensive income (loss) (see Note 23).

The effect on net periodic benefit cost due to changes in estimates and the difference between actual and anticipated returns are spread forward over the average remaining service lives of employees when the cumulated effect exceeds 10% of the higher of the pension scheme funds or the pension obligations. Changes in the pension obligations due to changes in pension plans are either;

•	recognized in net periodic benefit cost over the estimated average remaining service period if the change in plan has retrospective effect and is conditional upon future employment, or

•	recognized immediately if the change in plan has retrospective effect but is not conditional upon future employment.

The Company’s contributions to defined contribution plans are expensed as incurred.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pension costs are charged to salaries and social expenses and are included in cost of sales and selling, general and administration costs, as appropriate, in the consolidated statements of operations.

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

The estimated useful lives of property and equipment, as of December 31, 2006, were as follows:

Years

Seismic vessels	20-25
Seismic and operations computer equipment	3-15
Buildings and related leasehold improvements	1-17
Fixture, furniture, fittings and office computers	3-5

Expenditures for major property and equipment that have an economic useful life of at least one year are capitalized as individual assets and depreciated over their useful lives. Maintenance and repairs, including periodic maintenance and class surveys for seismic vessels, are expensed as incurred. The Company capitalizes the applicable portion of interest costs to major capital projects. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Significant spare parts are capitalized with the asset to which they pertain, while other spare parts, consumables and bunkers are classified as other current assets and stated at the lower of cost and market.

Multi-Client Library.

The multi-client library consists of seismic data surveys to be licensed to customers on a nonexclusive basis. Costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library, including the applicable portion of interest costs. The cost of the multi-client library is reduced by the amounts related to reduction of deferred tax asset valuation allowances established at fresh-start accounting. (For a further description, see “Income Taxes” below and Note 22.)

The Company records its investment in multi-client library in a manner consistent with its capital investment and operating decision analysis, which generally results in each component of the multi-client library being recorded and evaluated separately. Projects that are covered by the same political regime, with similar geological traits and that are marketed collectively are recorded and evaluated as a group by year of completion.

Amortization of the multi-client library is generally recorded in proportion to revenue recognized to date as a percentage of the total expected revenue. In determining the annual amortization rates applied to the multi-client library, management considers expected future sales and market developments and past experience. These expectations include consideration of geographic location, prospects, political risk, exploration license periods and general economic conditions. Management updates, at least annually, the total expected revenue for each survey or group of surveys of the multi-client library. Because of the inherent difficulty in estimating future sales and market developments, it is possible that the amortization rates could deviate significantly from year to year. To the extent that such revenue estimates, or the assumptions used to make those estimates, prove to be higher than actual revenue, the Company’s future multi-client operations will reflect lower profitability due to increased amortization rates applied to the multi-client library in later years, and the multi-client library may also become subject to minimum amortization and/or impairment. The Company categorizes its multi-client surveys into three amortization categories with amortization of 90%, 75% or 60% of sales amounts. Classification of a project into a rate

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

category is based on the ratio of its remaining net book value to its remaining sales estimates. Each category therefore includes surveys as to which the remaining book value as a percentage of remaining estimated sales is less than or equal to the amortization rate applicable to that category.

An integral component of amortization of the multi-client library is the minimum amortization policy. Under this policy, the book value of each survey or group of surveys of the multi-client library is reduced to a specified percentage by year-end, based on the age of each survey or group of surveys in relation to their year of completion. This requirement is applied each year-end regardless of future revenue estimates for the multi-client library survey or group of surveys. The specified percentage generates the maximum permitted book value for each multi-client library survey or group of surveys as the product of the percentage multiplied by the original cost of the multi-client library survey or group of surveys at the respective period end. The Company then determines any additional or “minimum” amortization charges required through a comparison of the remaining book value to the maximum permitted book value allowed for each survey or group of surveys in the multi-client library.

The specified percentages used to determine the maximum book value of multi-client library components are summarized as follows:

	% of Total Cost(a)
	5-Year	3-Year
Calendar Year after Project Completion:	Profile	Profile

Year 0(b)	100%	100%
Year 1	80%	66%
Year 2	60%	33%
Year 3	40%	0%
Year 4	20%
Year 5	0%

(a)	All Marine and Onshore multi-client projects have a 5-year profile starting in the year after project completion. All derivative projects have a 3-year profile starting in the year after data delivery.

(b)	Represents the year in which the survey is classified as completed.

The Company classifies as amortization expense in its consolidated statements of operations any write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. The Company expects this additional, non-sales related, amortization expense to occur regularly because the Company evaluates each individual project at least annually for impairment or when specific indicators exist. The Company classifies as impairment in its consolidated statements of operations write-downs related to fundamental changes in estimates affecting a larger part of the Company’s multi-client library where the effects are material, see “Impairment of Multi-Client Library” below.

Other Intangible Assets.

Other intangible assets relate to licenses and intangible assets that were recognized as a consequence of the Company’s adoption of fresh-start reporting as of November 1, 2003. Such intangible assets include order backlog and the value of various existing technologies used in the Company’s operations. Other intangible assets are stated at cost less accumulated amortization and impairment charges. The cost of other intangible assets is reduced by the amounts related to reduction of deferred tax asset valuation allowances established at fresh-start accounting. (For a further description, see “Income Taxes” below and Note 22.) Amortization is calculated on a straight-line basis over the estimated period of benefit, ranging from one to 10 years.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Debt Issue Costs and Long-Term Receivables.

Deferred debt issue costs related to entering into long-term loan facilities and long-term receivables are included in other long-lived assets. The Company capitalizes debt issue costs relating to long-term debt and charges such costs to interest expense using the effective interest method over the period the associated debt is outstanding. Long-term receivables include receivables expected to be collected more than twelve months after the balance sheet date.

Impairment of Multi-Client Library.

The Company evaluates the recoverability of its multi-client library in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company considers the level of estimated future sales for each survey, as well as industry conditions, to be key factors in determining when seismic data should be evaluated for impairment. The Company evaluates impairments at least annually and whenever there are specific indicators. In accordance with the standard, the impairment evaluation is based first on a comparison of the undiscounted future cash flows over each survey’s remaining estimated useful life with the carrying value of that survey. If the undiscounted cash flows are equal to or greater than the carrying value of the survey, no impairment is recorded. If the undiscounted cash flows are less than the carrying value of the survey, the Company records the difference between the carrying value of the survey and the discounted future value of the expected revenue stream as an impairment charge.

The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors including historical and recent revenue trends, oil and gas prospects in particular regions, general economic conditions affecting the Company’s customer base, expected changes in technology and other relevant factors.

Impairment of Long-Lived Assets (excluding Multi-Client Library).

The Company assesses long-lived assets, which consist primarily of property, plant and equipment (or the group of assets, including the asset in question, that represents the lowest level of separately identifiable cash flows), for possible impairment when indications of impairments exist in accordance with SFAS 144. If the total of the undiscounted future cash flows is less than the carrying amount of the asset or group of assets, the asset is not recoverable and the Company recognizes an impairment loss for the difference between the estimated fair value and the carrying value of the asset or groups of assets. The Company also assesses other long-lived assets (property and equipment) for possible impairment upon the occurrence of a triggering event. Events that can trigger assessments for possible impairments include, but are not limited to (i) significant decreases in the market value of an asset, (ii) significant changes in the extent or manner of use of an asset and (iii) a physical change in the asset.

Steaming and Mobilization.

The Company expenses costs incurred while relocating or “steaming” a vessel or crew from one location to another as such costs are incurred. The Company considers onsite project costs such as positioning, deploying and retrieval of equipment at the beginning and end of a project to be mobilization or demobilization costs, and the Company includes such costs in the cost of the multi-client survey or exclusive contract with which the costs are associated.

Derivative Financial Instruments.

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The Company uses derivative financial instruments to reduce risk exposure related to fluctuations in foreign currency rates and interest rates. Derivative

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

instruments are recognized in the consolidated balance sheets at their fair values while realized and unrealized gains and losses attributable to derivative instruments that do not qualify for hedge accounting are recognized and reported within other financial items, net, in the consolidated statements of operations as they arise.

The Company applies either fair value or cash flow hedge accounting when a transaction meets the specified criteria in SFAS 133 to obtain hedge accounting treatment. To qualify for hedge accounting the instrument should be designated as a hedge at inception over a hedge relationship. At the time a financial instrument is designated as a hedge, the Company documents the relationship between the hedging instrument and the hedged item. Documentation includes risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged item. A hedge is normally regarded as “highly effective” if, at inception and throughout its life, it can be expected, and actual results indicate, that changes in the fair value or cash flows of the hedged item are effectively offset by the changes in the fair value or cash flows of the hedging instrument. Actual results must be within a range of 80% to 125%. Hedge accounting will be discontinued when (a) the Company determines that a derivative is not, or has ceased to be, highly effective as a hedge, (b) the derivative expires, or is sold, terminated or exercised, (c) the hedged item matures or is sold or repaid, or (d) a forecast transaction is no longer deemed highly probable.

The Company accounts for hedges that meet these criteria as follows:

•	Fair value hedges: The change in fair value of the hedging instrument is recognized in the consolidated statements of operations under other financial items, net. The change in fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated statements of operations under other financial items, net. When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated statements of operations.

•	Cash flow hedges: The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the consolidated statements of operations under other financial items, net. Amounts recorded to equity are transferred to the consolidated statements of operations when the hedged transaction affects the consolidated statements of operations.

The Company applies cash flow hedge accounting for its interest rate hedging activities. At December 31, 2006, for a portion of its floating rate debt, the Company has entered into interest rate swaps to effectively change the floating interest rates to fixed interest rates. The Company generally does not apply hedge accounting for its currency hedging activities (see Note 20) with some exceptions. The exceptions are for the currency hedging of two new Ramform vessels (see Note 9) where the Company is applying fair value hedging on the currency exposure of the firm commitments.

The Company has not excluded any components of the derivative instruments’ gain or loss from the assessment of hedge effectiveness with respect to the qualifying interest rate hedges. In the fair value hedging of the two new Ramform vessels only the spot element of the forward contracts has been designated as effective hedging instruments and included in the assessment of hedge effectiveness.

Revenue Recognition.

The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collection is reasonably assured. The Company defers the unearned component of payments received from customers for which the revenue recognition requirements have not been met. The Company applies EITF 00-21 “Revenue Arrangement with

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Multiple Deliverables”. As a result, consideration is allocated among the separate units of accounting based on their relative fair values. The Company’s revenue recognition policy is described in more detail below.

(a) Sales of Multi-Client Library Data.

Late sales — The Company grants a license to a customer, which entitles the customer to have access to a specifically defined portion of the multi-client data library. The customer’s license payment is fixed and determinable and typically is required at the time that the license is granted. The Company recognizes revenue for late sales when the customer executes a valid license agreement and has the right to access to the licensed portion of the multi-client library and collection is reasonably assured.

Volume sales agreements — The Company grants licenses to customers for access to a specified number of blocks of multi-client library within a defined geographical area. These licenses typically enable the customer to select and access the specific blocks over a period of time. Although the license fee is fixed and determinable in all cases, the payment terms of individual volume sales agreements vary, ranging from payment of the entire fee at the commencement of the agreement, to installment payments over a multi-year period, to payment of the license fee as the specific blocks are selected.

Revenue recognition for volume sales agreements is based on a proportion of the total volume sales agreement revenue, measured as the customer executes a license for specific blocks and has been granted access to the data and collection is reasonably assured.

Pre-funding arrangements — The Company obtains funding from a limited number of customers before or during a seismic acquisition project commences. In return for the pre-funding, the customer typically gains the ability to direct or influence the project specifications, to access data as it is being acquired and to pay discounted prices.

The Company recognizes pre-funding revenue as the services are performed on a proportional performance basis. Progress is measured in a manner generally consistent with the physical progress on the project, and revenue is recognized based on the ratio of the project’s progress to date, provided that all other revenue recognition criteria are satisfied.

(b) Proprietary Sales/Contract Sales.

The Company performs seismic services for a specific customer, in which case the seismic data is owned by that customer. The Company recognizes proprietary/contract revenue as the services are performed and become chargeable to the customer on a proportionate performance basis over the term of each contract. Progress is measured in a manner generally consistent with the physical progress of the project, and revenue is recognized based on the ratio of the project’s progress to date, provided that all other revenue recognition criteria are satisfied.

(c) Other Services.

Revenue from other services is recognized as the services are performed, provided all other recognition criteria are satisfied.

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

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles Board Opinion No. 23, “Accounting for Income Taxes — Special Areas,” the Company does not recognize any deferred tax liability on unremitted earnings of foreign subsidiaries when remittance is indefinite.

When the Company adopted fresh-start reporting, effective November 1, 2003, the Company established valuation allowances for deferred tax assets. As and when such deferred tax assets, for which a valuation allowance is established, are realized or recognized in subsequent periods, the tax benefit is recorded as a ratable reduction of the carrying value of all long-term intangible assets existing at adoption of fresh-start accounting until the value of such assets is reduced to zero. Any recognition of fresh-start deferred tax assets after intangible assets are reduced to zero will be credited to shareholders’ equity.

Accounting standards are not specific on the ordering of recording a reversal of the fresh-start valuation allowance as a reduction to intangibles and other adjustments to intangible balances. As a result, the Company has adopted the following accounting policy. At year-end, effects of minimum amortization on the multi-client library are recorded prior to impairment and reversal of fresh-start valuation allowance (see Note 22). Impairments that occur prior to yearend (the event leading to the impairment occurred prior to December 31, 2006) are recorded before the reversal of fresh-start valuation allowance. The reversal of the fresh-start valuation allowance as a reduction in the multi-client library is recorded prior to completing the annual impairment test to evaluate whether the carrying value of the multi-client library is recoverable. Since the multi client library recognized at the adoption of “fresh-start reporting” were reduced to zero in 2006, this principle was applicable for year-end 2005, but not 2006 year-end.

Asset Retirement Obligations.

In 2005, the Company implemented FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 is an interpretation of SFAS 143 “Accounting for Asset Retirement Obligations”, which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. The implementation of FIN 47 had no quantitative effect on the Company. The Company has no material asset retirement obligations after the demerger of Petrojarl in June 2006. (For further description of the demerger, see Note 25.)

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

Employee Share Options.

Equity-settled share-based payments to employees are measured at the fair value of the equity instrument at the grant date. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted based on management’s best estimate, for the effects of non-transferability, exercise restrictions and

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

behavioral considerations. The Company records share-based compensation expense on a straight-line basis over the requisite service period.

The dilutive effect of outstanding options is reflected as additional share dilution in computation of earnings per share.

New Accounting Standards.

In December 2004, the FASB issued SFAS No. 123-R “Share-Based Payment‘ (SFAS 123-R”), which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The standard became effective for the Company as of January 1, 2006.

In January 2006, the Company adopted SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The adoption of this statement did not affect the Company’s consolidated financial statements in fiscal year 2006. Its effects on future periods will depend on the nature and significance of any future accounting changes subject to this statement.

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB 108 during the fourth quarter of 2006. The adoption did not have a material impact on the Company’s consolidated financial position, cash flows or results of operations.

In September 2006, FASB issued SFAS 158, an amendment of FASB Statements No. 87, 88, 106 and 132. SFAS 158 requires an entity to recognize the funded status of a defined benefit postretirement plan in the Company’s financial position. The changes in the funded status should be recognized in other comprehensive income (loss) in the year in which the changes occur. The accumulated unrecognized gains or losses and prior service costs should be recognized as a component of other comprehensive income (loss). The amounts recognized in other comprehensive income (loss) are adjusted as they are subsequently recognized as component of net periodic benefit cost. The measurement of the funded status and periodic benefit cost follows from Statements No. 87, 88, 106 and 132. In addition it is required to measure plan asset and benefit obligations at year-end. The Company has adopted the requirements of SFAS 158 as of December 31, 2006. The implementation effect is recognized directly in other comprehensive income (loss) (see Note 23).

In June 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109 “Accounting for Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is still evaluating the impact of adoption of FIN 48 on its consolidated financial statements for 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which addresses how companies should measure fair value when required for recognition or disclosure purposes under US GAAP. The standard’s provisions will be applied to existing accounting measurements and related disclosures that are based on fair value. SFAS 157 does not require any new fair value measurements. The standard applies a common definition of fair value to be used with emphasis on fair value as a “market based” measurement versus an entity-specific measurement and establishes a hierarchy of fair value measurement methods. SFAS 157 expands the disclosure requirements to include the extent to which companies use fair value measurements, the methods and assumptions used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits companies to choose to measure certain financial instruments and various other items at fair value that are not currently required to be measured at fair value. SFAS 159 will become effective for the Company from January 1, 2008. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

NOTE 3 — 2003 Financial Restructuring and Fresh-Start Reporting

Background of Restructuring.

The Company had approximately $1.1 billion of debt and other contractual obligations maturing during 2003, of which $930 million were bank and senior note obligations of PGS ASA. Based on the Company’s existing business plan and forecast at that time, it became clear that the Company was over leveraged and that a comprehensive financial restructuring was crucial to the long-term viability of the Company. As a result, in July 2003, the Company filed a voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders and a group of the Company’s largest shareholders. The Company emerged from Chapter 11 in November 2003.

Fresh-Start Reporting.

The Company adopted fresh-start reporting upon its emergence from Chapter 11 in accordance with SOP 90-7. Accordingly, all assets and liabilities were adjusted to reflect their reorganization value as of November 1, 2003, which approximates fair value at the date of reorganization. The Company determined that the reorganization value for the Company as defined by SOP 90-7 should be close to $1.5 billion.

All periods presented in the Company’s consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows are materially affected by adjustments to the carrying value of assets or amounts and classifications of liabilities that were necessary upon adoption of fresh-start reporting as of November 1, 2003.

NOTE 4 — Loss on Sale of Subsidiary

In August 2005, the Company entered into an agreement to sell its wholly owned subsidiary PGS Reservoir AS to Reservoir Consultants Holding AS (“RCH”). The Company recorded a loss of $1.5 million for this transaction in 2005.

See Note 25 for additional information relating to the agreement and other disposals.

NOTE 5 — Impairment of Long-Lived Assets and Other Operating (Income) Expense, Net

There were no impairments for the years ended December 31, 2006 and 2004. During 2005 the Company converted its 4C crew into a streamer operation, resulting in an impairment of $4.6 million.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other operating (income) expense, net consists of the following for the years ended December 31, 2005 and 2004:

	Years Ended December 31,
	2005	2004
	(In thousands of dollars)

Release of contingent liability re UK lease (Note 21)	$(11,655)	$—
Gain on claim relating to equipment deliveries	(8,847)	—
Cost of employees termination and reorganization	—	665
Cost relating to completion of 2002 US GAAP accounts and re-audit of 2001	—	7,447

Total	$(20,502)	$8,112

There were no such items for the year ended December 31, 2006.

NOTE 6 — Shares Available for Sale and Investments in Securities

Shares available for sale relates to the Company’s investment in Endeavour International Corp., which investment was originally acquired as consideration for the contribution of licenses to use the Company’s seismic data in the North Sea. As of December 31, 2006, the Company owns 1.92% of Endeavour’s shares, which had an original cost of $3.8 million. In adjusting the shares to fair value, an unrealized loss of $2.3 million has been recorded directly to other comprehensive income (loss) for the year ended December 31, 2006. For the year ended December 31, 2005, the Company recorded an unrealized loss of $2.1 million and for the year ended December 31, 2004 an unrealized gain of $5.9 million. Fair value of the shares was $5.3 million and $7.6 million as of December 31, 2006 and 2005, respectively.

At December 31, 2005, the Company also held investments in securities with fair value totaling $5.6 million. The Company had no such investment at December 31, 2006. For the year ended December 31, 2005, the Company recorded an unrealized gain of $0.2 million directly to other comprehensive income (loss) that was reversed in 2006 when the investment was realized.

NOTE 7 — Accounts Receivable, Net

Accounts receivable, net, consists of the following:

	December 31,
	2006	2005
	(In thousands of dollars)

Accounts receivable — trade	$196,141	$185,652
Allowance for doubtful accounts	(1,554)	(2,536)

Total	$194,587	$183,116

The change in allowance for doubtful accounts is as follows:

	December 31,
	2006	2005	2004
	(In thousands of dollars)

Beginning balance	$2,536	$1,492	$3,444
New and additional allowances	185	2,067	1,001
Write-offs and reversals	(1,167)	(1,023)	(2,953)

Ending balance	$1,554	$2,536	$1,492

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 — Other Current Assets

Other current assets consist of the following:

	December 31,
	2006	2005
	(In thousands of dollars)

Withholding taxes and taxes receivable	$24,246	$13,588
Spare parts, consumables and supplies	18,983	14,903
Prepaid operating expenses	12,620	13,842
Prepaid reinsurance	6,572	6,572
Unrealized gain forward exchange contracts (Note 20)	5,706	—
Assets of business transferred under a contractual arrangement (Notes 4 and 25)	—	3,504
Other	3,959	3,193

Total	$72,086	$55,602

NOTE 9 — Property and Equipment, Net

The components of property and equipment, including property and equipment under capital leases, are summarized as follows:

	December 31,
	2006	2005
	(In thousands of dollars)

Construction in progress	$64,105	$—
Seismic vessels and equipment	602,234	507,607
Fixtures, furniture and fittings	37,955	27,159
Buildings and other	7,754	6,601

Gross purchase costs	712,048	541,367
Accumulated depreciation and impairment	(238,728)	(163,227)

Property and equipment, net	$473,320	$378,140

In 2006, the Company entered into agreements to build two new third generation Ramform vessels for expected delivery in the first quarter of 2008 and the second quarter of 2009. Total expected cost price from the yard including installation, but excluding seismic equipment, is approximately $173 million (for both vessels). As of December 31, 2006, the Company had capitalized costs relating to the construction of these vessels, including seismic equipment, aggregating $64.1 million, presented as construction in progress.

The net book value of property and equipment under UK leases were $132.6 million and $221.0 million at December 31, 2006 and 2005, respectively. In December 2006, the Company terminated the UK leases for Ramform Viking and Ramform Vanguard and took formal ownership of the vessels. The Company paid a net amount of 7.5 million British pounds (approximately $14.8 million) to facilitate the terminations. The amount paid exceeded the accrued liability for Additional Required Rental Payments (see Note 2 under “UK Leases”) and $8.8 million has been recorded as an increase in the vessels’ carrying value in the consolidated balance sheets (see Note 21).

During 2005, the Company converted its 4C crew into a streamer operation, resulting in an impairment of $4.6 million (see Note 5). A description of the accounting policy for impairments of long-lived assets is presented in Note 2.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As seismic vessels and equipment are not separate cash-generating units, such assets are presented and evaluated on a combined basis. Vessels and equipment subject to capital leases that are part of a group are presented and evaluated on a combined basis.

The net book value of property and equipment of discontinued operations was $593.9 million as of December 31, 2005 (see Note 25).

The following table summarizes depreciation expense and capitalized interest:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Depreciation expense, net of amounts capitalized into multi-client library	$(69,355)	$(68,970)	$(68,959)
Depreciation expense capitalized into multi-client library	(8,032)	(5,415)	(3,982)
Interest capitalized into construction in progress	1,259	—	—

Depreciation expense relating to discontinued operations was $20.3 million, $37.7 million and $37.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, and is presented in the consolidated statements of operations under income from discontinued operations (see Note 25).

For details of the estimated useful lives for the Company’s property and equipment at December 31, 2006, see Note 2.

NOTE 10 — Multi-Client Library, Net

The net carrying value of the multi-client library, by the year in which the components were completed, is summarized as follows:

	December 31,
	2006	2005
	(In thousands of dollars)

Completed surveys:
Completed during 1999, and prior years	$—	$6,251
Completed during 2000	—	5,881
Completed during 2001	—	66,626
Completed during 2002	—	18,785
Completed during 2003	—	14,859
Completed during 2004	1,263	4,347
Completed during 2005	3,109	7,746
Completed during 2006	5,066	—

Completed surveys	9,438	124,495
Surveys in progress	39,968	21,676

Multi-client library	$49,406	$146,171

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes multi-client library impairment charges, amortization expense, capitalization of interest and depreciation and amounts credited to the multi-client library related to reduction of deferred tax asset valuation allowances established at fresh-start accounting:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Amortization expense	$(126,242)	$(134,469)	$(208,468)
Interest capitalized into multi-client library	1,564	1,878	1,461
Depreciation capitalized into multi-client library	8,032	5,415	3,982
Reduction of deferred tax asset valuation allowance (Note 22)	(92,706)	(25,312)	—

Amortization expense for the year ended December 31, 2006 includes $6.7 million of additional non-sales related amortization. This amount includes $0.1 million in minimum amortization and $6.6 million of impairments to reflect the fair value of future sales on certain individual surveys ($5.4 million in Marine and $1.2 million in Onshore). For the year ended December 31, 2005, the additional non-sales related amortization totaled $35.4 million, of which $20.4 million was for minimum amortization and $15.0 million was for impairments ($14.4 million in Marine and $0.6 million in Onshore). For the year ended December 31, 2004, the additional non-sales related amortization totaled $48.8 million of which $28.9 million was for minimum amortization and $19.9 million was for impairments ($18.8 million in Marine and $1.1 million in Onshore).

For informational purposes, the following shows the hypothetical application of the Company’s minimum amortization requirements to the components of the existing multi-client library. These hypothetical minimum amortization requirements are calculated as if there will be no future sales of these components.

Minimum Future
Amortizations
(In thousands of
dollars)

During 2007	$4,609
During 2008	9,764
During 2009	12,541
During 2010	10,255
During 2011	12,237

Future minimum amortization	$49,406

Because the minimum amortization requirements generally apply to the multi-client library on a survey-by-survey basis rather than in the aggregate, the Company may incur significant minimum amortization charges in a given year even if the aggregate amount of ordinary amortization charges recognized exceeds the aggregate minimum amortization charges above.

At the Company’s adoption of fresh-start reporting, effective November 1, 2003, the Company established valuation allowances for deferred tax assets. If such deferred tax assets, for which a valuation allowance is established, are realized or recognized in subsequent periods, the reversal of valuation allowance will be recorded as a ratable reduction of the carrying value of all long-term intangible assets and certain favorable lease contracts existing at adoption of fresh-start accounting until the value of such assets is reduced to zero. In 2006, the Company recorded a $92.7 million reduction of the carrying amounts of the multi-client library due to such a reversal of valuation allowance (see Note 22). As of December 31, 2006, the multi-client library recognized at the adoption of fresh-start reporting in 2003 was reduced to zero. Consequently, the book value of multi-client library as of December 31, 2006 relates only to surveys completed in after November 1, 2003.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 — Other Long-Lived Assets

Other long-lived assets consist of the following:

	December 31,
	2006	2005
	(In thousands of dollars)

Long-term receivables	$13,367	$16,893
Unrealized gain forward exchange contracts (Note 20)	3,773	—
Deferred debt issue costs	3,734	9,787
Oil and natural gas assets, net	2,004	639
Investments in associated companies (Note 12)	1,383	282

Total	$24,261	$27,601

As of December 31, 2006, other long-lived assets related to discontinued operations was $19.1 million (see note 25).

NOTE 12 — Investments in Associated Companies

Income from associated companies accounted for using the equity method is as follows:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Corporations and limited partnerships:
Geo Explorer AS	$6	$(2)	$26
Atlantic Explorer (IoM) Ltd.	(1)	(5)	(80)
General partnerships	5	40	—

Total	$10	$33	$(54)

In addition, the Company recorded income from associated companies of $0.0 million, $0.2 million and $0.7 million related to discontinued operations for the years ended December 31, 2006, 2005 and 2004, respectively.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments in and advances to associated companies accounted for using the equity method was as follows (included in other long-lived assets (see Note 11)):

						Ownership
			Paid-In			Percent
	Book Value	Share of	Capital/	Equity	Book Value	as of
	December 31,	Income	(Dividends)	Transactions	December 31,	December 31,
	2005	2006	2006	2006(a)	2006	2006
	(In thousands of dollars)

Corporations and limited partnerships:
Geo Explorer AS	$165	$6	$(171)	$—	$—	b )
Atlantic Explorer (IoM) Ltd.	24	(1)	—	1	24	50.0%
Valiant International Petroleum Ltd.	68	—	—	—	68	1.0%
Genesis Petroleum Europe Ltd.	—	—	1,258	—	1,258	50.0%
General partnerships	25	5	—	3	33

Total	$282	$10	$1,087	$4	$1,383

(a)	Includes foreign currency translation differences.

(b)	Sold in March 2006.

NOTE 13 — Other Intangible Assets, Net

The components of other intangible assets, net, are summarized as follows:

	December 31,
	2006	2005
	(In thousands of dollars)

Licenses	$1,882	$1,687
Existing technology	—	29,329
Order backlog	—	5,401

Total cost	1,882	36,417
Accumulated amortization	(799)	(14,259)

Total	$1,083	$22,158

Other intangible assets existing at December 31, 2005 were primarily recognized in conjunction with the adoption of fresh-start reporting, effective November 1, 2003. In 2006, the Company recorded a $19.1 million reduction of the carrying amounts of other intangible assets due to reversal of valuation allowance (see Note 22). As of December 31, 2006, other intangible assets recognized at the adoption of fresh-start reporting in 2003 were reduced to zero.

As of December 31, 2005, other intangible assets related to discontinued operations was $2.2 million (see Note 25).

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes amortization expense and amounts credited to the other intangible assets related to reduction of deferred tax asset valuation allowances established at fresh-start accounting:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Amortization expense	$(2,468)	$(5,130)	$(6,847)
Reduction of deferred tax asset valuation allowance (Note 22)	(19,050)	(1,219)	(2,463)

Amortization expense relating to discontinued operations was $1.7 million, $6.3 million and $6.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Reduction of deferred tax asset valuation allowance related to discontinued operations was $0.0 million, $0.1 million and $0.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 14 — Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2006	2005
	(In thousands of dollars)

Accrued employee payroll	$52,615	$31,654
Customer advances and deferred revenue	30,749	29,137
Accrued vessel operating expenses	24,021	16,484
Accrued sales tax and VAT	19,163	5,245
Accrued commissions	10,664	7,550
Accrued operating expenses — land crews	9,972	4,911
Accrued legal, audit and consulting fee	7,817	2,747
Accrued interest expenses	5,560	5,258
Received, not invoiced, property and equipment	3,674	7,967
Unrealized loss forward exchange contracts (Note 20)	1,606	7,234
Accrued severance	14	27
Liabilities of business transferred under a contractual arrangement (Notes 4 and 25)	—	3,504
Other	23,277	14,961

Total	$189,132	$136,679

Changes in accrued severance and restructuring costs are as follows:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Beginning balance	$27	$290	$5,061
Additional and adjustment of allowances	—	(40)	(632)
Severance and restructuring costs paid	(13)	(223)	(4,139)

Ending balance	$14	$27	$290

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 — Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,
	2006	2005
	(In thousands of dollars)

Pension liability (Note 23)	$53,867	$39,792
Tax contingencies	21,966	19,184
Accrued liabilities UK leases (Note 21)	6,111	14,865
Fair value adjustment of firm commitments(a)	4,469	—
Unrealized loss forward exchange contracts (Note 20)	906	1,628
Asset retirement obligations (“ARO”) (Note 2)	—	335
Other	4,168	3,154

Total	$91,487	$78,958

(a)	Fair value change in hedged firm commitments related to currency fluctuations from inception of the hedging relationships (related to construction of the Ramform 7 and 8 (see Note 9)).

The following table presents changes in asset retirement obligations:

	December 31,
	2006	2005	2004
	(In thousands of dollars)

Balance at beginning of period	$335	$350	$318
Liabilities settled in the period	(335)	(15)	—
Revision in estimated cash flow/fair value	—	—	32

Balance at end of period	$—	$335	$350

The ARO liability as of December 31, 2005 and 2004 relates mainly to the Bergen Surveyor, while as of December 21, 2006 the Company has no ARO liability.

As of December 31, 2005, the ARO liability related to discontinued operations amounted to $19.7 million and related to the sub-sea production facility associated with the FPSO Ramform Banff.

NOTE 16 — Short-Term Debt and Current Portion of Long-Term Debt

Short-term debt and current portion of long-term debt consist of the following:

	December 31,
	2006	2005
	(In thousands of dollars)

Short-term debt (see Note 17)	$127	$2,674
Current portion of long-term debt (see Note 17)	12,900	21,732

Total	$13,027	$24,406

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17 — Debt

Long-Term Debt.

Long-term debt consists of the following:

	December 31,
	2006	2005
	(In thousands of dollars)

Unsecured:
10% Senior Notes, due 2010	$4,511	$4,624
Secured:
Term loan, due 2012, Libor + margin (see below)	243,625	850,000
8.28% First Preferred Mortgage Notes, due 2011	76,010	87,930
Other loans, due 2006	—	1,312

Total debt	324,146	943,866
Less current portion	(12,900)	(21,732)

Total long-term debt	$311,246	$922,134

Aggregate maturities of long-term debt are as follows:

December 31,
2006
(In thousands of
dollars)

Year of repayment:
2007	$12,900
2008	14,040
2009	15,160
2010	20,941
2011	17,480
Thereafter	243,625

Total	$324,146

In 2006, the Company made debt repayments of $619.7 million, of which $600.0 million was optional and in excess of contractual obligations.

In December 2005, the Company entered into a new credit agreement, establishing a term loan of $850 million (“Term Loan”) and a revolving credit facility (“RCF”) of $150 million (see below). The Term Loan originally amortized 1% per annum, with the remaining balance due in 2012. After the optional repayments in 2006, the Term Loan was amended so that it no longer requires annual instalments. Accordingly, the remaining balance is due in 2012. The Term Loan bears interest at a rate of LIBOR plus a margin that depends on our leverage ratio. Leverage ratio, as defined in the Credit Agreement, is the ratio of consolidated indebtedness to last twelve months consolidated EBITDA reduced by multi-client investments. At a leverage ratio of 2.25:1 or greater, the applicable margin will be 2.5% per annum. Below that level, the margin will be 2.25% per annum. The credit agreement generally requires the Company to apply 50% of excess cash flow to repay outstanding borrowings for periods when our leverage ratio exceeds 2:1. Excess cash flow for any period is defined as net cash flow provided by operating activities during that period less capital expenditures made in that period or committed to be made in the next period, less debt service payments and less accrued income taxes to be paid in the next period. The Company can make optional payments to reduce the outstanding principal balance at no penalty. The Term Loan is an obligation

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of PGS ASA and PGS Finance Inc. as co-borrowers, is secured by pledges of shares of certain material subsidiaries and is guaranteed by certain material subsidiaries.

The Company has hedged the interest rate on 72% of the borrowings under the Term Loan by entering into interest rate swaps where the Company receives floating interest rate based on 3 months LIBOR and pays fixed interest rate payments based on LIBOR for 3 and 5 year maturities. See Note 20 for further information.

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

The 8.28% First Preferred Mortgage Notes due 2011 (“8.28% Notes”) bear interest at 8.28% per annum, and interest and scheduled principal amounts are payable semi-annually. The 8.28% Notes are subject to redemption at par on a pro rata basis through operation of a mandatory sinking fund on a semi-annual basis according to a schedule and are subject to optional redemption by the Company beginning in June 2006 at a redemption price equal to 100% of the principal amount plus a make whole premium that is based on U.S. treasury rates plus 0.375%. The 8.28% Notes are secured by, among other things, a mortgage on the Ramform Explorer and the Ramform Challenger seismic vessels. In addition, there is established under the indenture for the 8.28% Notes a debt service reserve fund, which was initially funded in an amount (approximately $10 million) equal to the maximum interest and sinking fund payment due on the 8.28% Notes on any payment date for such notes through December 1, 2010. Such additional amount has been invested in a funding agreement that serves as a source of funds that, together with charter hire payments made by a Company subsidiary under charters for the Ramform Explorer and the Ramform Challenger vessels, are used to make debt service payments on the 8.28% Notes. This debt service reserve fund investment is presented as restricted cash (long-term) in the consolidated balance sheets.

Bank Credit Facilities.

In December 2005, the Company replaced its secured $110 million revolving credit facility, originally maturing in 2006, with a new revolving credit facility (“RCF”) of $150 million. The new RCF is part of the same credit agreement as the $850 million Term Loan described above and matures in 2010. The Company may use up to $60 million of capacity under the RCF for letters of credit and may borrow U.S. dollars, or any other currency freely available in the London banking market to which the lenders have given prior consent, under the RCF for working capital and for general corporate purposes. The Company may use these letters of credit, which can be obtained in various currencies, to secure, among other things, performance and bid bonds required in our ongoing business. Borrowings under the RCF bear interest at a rate equal to LIBOR plus a margin that depends on our leverage ratio. At a leverage ratio of 2.25:1 or greater, the applicable margin will be 2.25%; at a leverage ratio between 2:1 and 2.25:1, the applicable margin will be 2.00%; and at a leverage ratio below 2:1, the applicable margin will be 1.75%. At December 31, 2006, $3.5 million of letters of credit were outstanding under the RCF and the applicable margin was 1.75% per annum. An additional $5.4 million of letters of credit had been issued under the RCF as of December 31, 2006 and had expired but had not been replaced. These are past quoted expiry date, but are not yet collected. The Company does not pay fees on these latter letters of credit, which are not reducing the available amount under the RCF, but the Company may in special circumstances be liable for the letters of credit amount. In addition, the Company may also be able to borrow an additional $250 million that would be secured by the same collateral that secures the Term Loan and borrowings under the RCF.

In February 2005, the Company established an overdraft facility of NOK 50 million as part of our Norwegian cash pooling arrangement. This facility will continue until cancelled.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-Term Debt.

Short-term debt was $0.1 million as of December 31, 2006, relating to our Marine business. As of December 31, 2005, short-term debt was $2.7 million, relating to our Onshore business.

Covenants.

The December 2005 credit facility contains financial covenants and negative covenants that restrict the Company in various ways. The facility provides that;

•	total leverage ratio may not exceed 3.00 to 1.0,

•	consolidated interest coverage ratio (defined as the ratio of consolidated EBITDA less multi-client investments to consolidated interest expense) must be at least 3.0 to 1.0, and

•	consolidated fixed charge coverage ratio (defined as the ratio of consolidated EBITDA less multi-client investments to consolidated fixed charges) must be at least 1.3 to 1.0.

In addition, the credit agreement restricts our ability, among other things, to sell assets without the sales proceeds being reinvested in the business or used to repay debt; incur additional indebtedness or issue preferred stock; prepay interest and principal on our other indebtedness; pay dividends and distributions or repurchase our capital stock; create liens on assets; make investments, loans, guarantees or advances; make acquisitions; engage in mergers or consolidations; enter into sale and leaseback transactions; engage in transactions with affiliates; amend material agreements governing our indebtedness; change our business; enter into agreements that restrict dividends from subsidiaries; and enter into speculative financial derivative agreements.

The Company is in compliance with the covenants in its loan and lease agreements as of December 31, 2006.

Pledged Assets.

Certain seismic vessels and seismic equipment with a net book value of $42.4 million and $45.4 million at December 31, 2006 and 2005, respectively, are pledged as security under the Company’s short-term and long-term debt. In addition, under the credit agreement established in December 2005, certain shares in material subsidiaries have been pledged as security.

Letters of Credit and Guarantees.

The Company had aggregate outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, of $15.8 million (including $8.9 million described above) and $32.7 million as of December 31, 2006 and 2005, respectively.

NOTE 18 — Interest Expense

Interest expense consists of the following:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Interest expense, gross	$(56,042)	$(97,718)	$(109,586)
Interest capitalized in multi-client library (Note 10)	1,564	1,878	1,461
Interest capitalized in construction in progress (Note 9)	1,259	—	—

Total interest expense	$(53,219)	$(95,840)	$(108,125)

Interest expense related to discontinued operations was $0.6 million, $0.5 million and $2.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 19 — Other Financial Items, Net

Other financial items, net, consist of the following:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Interest income	$8,758	$6,696	$3,307
Foreign currency gain (loss)	3,604	1,194	(3,202)
Expensed deferred loan costs, extinguished debt	(5,063)	—	—
UK leases, settlement interest rate differential, net (Note 21)	(1,802)	—	—
Additional required interest relating to UK leases, net of amortization of deferred UK lease gain	(486)	(986)	(851)
Consent fee received for certain changes to UK leases	—	3,107	—
Sale of shares in Aqua Exploration Ltd.	—	—	1,500
Other	(5,648)	(5,758)	(6,973)

Total other financial items, net	$(637)	$4,253	$(6,219)

Other financial items, net related to discontinued operations aggregated $(3.9) million, $1.7 million and $(4.6) million for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 20 — Financial Instruments

Fair Values of Financial Instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, unbilled and other receivables, other current assets, accounts payable and accrued expenses approximate their respective fair values because of the short maturities of those instruments. The carrying amounts and the estimated fair values of debt instruments are summarized as follows:

	December 31, 2006			December 31, 2005
	Carrying	Notional	Fair	Carrying	Notional	Fair
	Amounts	Amounts	Values	Amounts	Amounts	Values
	(In thousands of dollars)

Long-term debt (Note 17)	$324,146	$—	$330,070	$943,866	$—	$947,105
Derivatives:
Forward exchange contracts, net unrealized gain (loss)(a)	6,226	314,158	6,226	(7,234)	193,536	(7,234)
Interest rate swaps, net unrealized gain (loss)(a)	740	175,000	740	(1,628)	425,000	(1,628)

(a)	As of December 31, 2006, $5.7 million is included in other current asset (Note 8), $3.8 million is included in other long-lived assets (Note 11), $1.6 million is included in accrued expenses (Note 14) and $0.9 million is included in other long-term liabilities (Note 15). As of December 31, 2005, $7.2 million was included in accrued expenses (Note 14) and $1.6 million was included in other long-term liabilities (Note 15).

The fair values of the long-term debt instruments, forward exchange contracts and interest rate swaps are estimated using quotes obtained from dealers in such financial instruments or latest quoted prices at Bloomberg.

There is established under the indenture for the 8.28% Notes a debt service reserve fund, which was initially funded in an amount (approximately $10 million) equal to the maximum interest and sinking fund payment due on the 8.28% Notes on any payment date for such notes through December 1, 2010. The balance on the debt service

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reserve fund will in effect be paid out to the note holders as part of the last installment due June 1, 2011. The amount has been invested in a funding agreement that serves as a source of funds that, together with charter hire payments made by a Company subsidiary under charters for the Ramform Explorer and the Ramform Challenger vessels, are used to make debt service payments on the 8.28% Notes. The amounts held in or payable into the debt service reserve fund will be used as part of the final payments on the 8.28% Notes. The Company classifies this amount as restricted cash (long-term) in its consolidated balance sheets (approximately $10 million).

Interest Rate Exposure.

As of December 31, 2006, the Company had outstanding interest rate swap agreements in the aggregate notional amount of $175 million relating to the Term Loan. The Company accounts for $150.0 million of these swaps as interest rate hedges. Under these interest rate swap agreements, the Company receives floating interest rate payments based on 3 month LIBOR and pays fixed interest rate payments. As to a notional amount of $150 million, a fixed rate of 4.84% will apply through December 2008. As to a notional amount of $25 million, an average fixed rate of 4.88% will apply through December 2010. The aggregate positive fair value of these interest rate swap agreements at December 31, 2006 was approximately $0.7 million. The value of instruments, with a notional value of $150 million, have been recorded as a reduction in other comprehensive income as the effective portion of the designated and qualifying hedging instrument. The value of remaining notional amount of $25 million is partially retained in other comprehensive income with the rest passing through the consolidated statements of operations. Due to unscheduled repayment of the hedging object, the hedging relationship was dissolved during 2006, with the value of the derivative at dissolution being retained in other comprehensive income and amortized over the remaining life of the interest rate swap. Any changes in the value of the derivative from the time the hedge was dissolved are recognized in the consolidated statements of operations.

Foreign Exchange Exposure.

The Company is exposed to currency fluctuation due to a predominantly USD-based revenue stream, while the Company’s expenses are incurred in various currencies. The larger expense currencies other than the USD are GBP, NOK and EUR. In 2006, the Company continued a foreign currency hedging program by buying NOK, GBP and EUR on forward contracts. During the year the Company has also entered into currency hedges (NOK/USD) relating to the contracts to build two new Ramform vessels (see Note 9).

As of December 31, 2006, the Company had open forward contracts to buy GBP, NOK and EUR amounting to approximately $314.1 million with a positive fair value of $6.2 million. As of December 31, 2005, the Company had open forward contracts to buy GBP and NOK amounting to approximately $193.5 million with a negative fair value of $7.2 million, which is included in accrued expenses (see Note 14).

The currency forward contracts are generally economic hedges and have therefore not been the subject of hedge accounting. The derivatives entered into to hedge the exposure created by the contracts to build the Ramform vessels have, where applicable, been designated as fair value hedges. Of the total notional amount of forward contracts, $124.5 million is accounted for as fair value hedges.

NOTE 21 — Commitments and Contingencies

Leases.

The Company has operating lease commitments expiring at various dates through 2015. The Company also has capital lease commitments, primarily for onshore-based seismic equipment, expiring at various dates through 2008.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006, future minimum payments related to non-cancelable operating and capital leases are as follows:

	December 31,
	2006
	Operating	Capital
	Leases	Leases
	(In thousands of dollars)

2007	$37,173	$7,754
2008	15,713	7,400
2009	11,375	—
2010	10,546	—
2011	6,814	—
Thereafter	17,311	—

Total	$98,932	15,154

Imputed interest		(1,236)

Net present value of capital lease obligations		13,918
Current portion of capital lease obligations		(6,893)

Long-term portion of capital lease obligations		$7,025

The Company entered into capital lease arrangements of $0.7 million for each of the years ended December 31, 2006 and 2005.

The future minimum payments under the Company’s operating leases relate to the Company’s operations as follows:

December 31,
2006
(In thousands of
dollars)

Marine seismic and support vessels	$24,070
Onshore seismic and support vessels	3,009
Data processing equipment	126
Buildings	71,005
Other	722

Total	$98,932

Rental expense for operating leases, including leases with terms of less than one year, was $50.0 million, $33.4 million and $32.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Rental expense for operating leases related to discontinued operations was $13.8 million, $26.2 million and $27.4 million for the years ended December 31, 2006, 2005 and 2004, respectively, and is presented in the consolidated statements of operations under income from discontinued operations (see Note 25).

Other.

The Company has contingencies resulting from litigation, other claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UK Leases.

The Company entered into capital leases from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard. The terms for these leases ranged from 15-25 years. In December 2006, the Company terminated the UK leases for Ramform Viking and Ramform Vanguard and took formal ownership of these vessels. The Company paid a net amount of 7.5 million British pounds (approximately $14.8 million) to facilitate the terminations (see Note 9).

The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities and for variations in actual interest rates from those assumed in the leases. There are no limits on either of these indemnities. Reference is also made to the description in Note 2 — UK Leases.

The lessors claim tax depreciation (capital allowances) on the capital expenditures that were incurred for the acquisition of the leased assets. Although the UK Inland Revenue generally deferred for a period of time agreeing to the capital allowances claimed under such leases pending the outcome of a legal proceeding in which the Inland Revenue was challenging capital allowances associated with a defeased lease, in November 2004, the highest UK court of appeal ruled in favor of the taxpayer and rejected the position of the Inland Revenue. In connection with the adoption of fresh-start reporting on November 1, 2003 and before the November 2004 ruling, the Company recorded a liability of 6.3 million British pounds (approximately $10.7 million). The Company subsequently released this liability in 2005 when the Inland Revenue accepted the lessors’ claims for capital allowances under each lease.

The leases are legally defeased because the Company has made up-front payments to independent third-party banks in consideration for which these banks have assumed liability to the lessor equal to basic rentals and termination sum obligations. The defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% per annum. If actual interest rates are greater than the assumed interest rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, the Company pays rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Prior to November 1, 2003, the Company had deferred a portion of a deferred gain (see Note 2 — UK leases) representing the net present value of additional required rental payments as of the inception of each lease. Such deferred gain was amortized over the terms of the leases. Effective November 1, 2003, the Company adopted fresh-start reporting and recorded a liability equal to the fair value of the future additional required rental payments based on forward market rates for Sterling LIBOR and an 8% discount rate. This liability, which is amortized based on future rental payments, amounted to 8.6 million British pounds (approximately $14.9 million) at December 31, 2005. In March 2006 the future Additional Required Rental Payments for Ramform Challenger was settled with a one-time settlement of 3.2 million British pounds (approximately $5.6 million). Consequently, the Company also reversed the remaining deferred gain relating to Ramform Challenger of 2.2 million British pounds (approximately $3.8 million). In addition, the UK leases for Ramform Viking and Ramform Vanguard were terminated in December 2006, resulting in a reversal of remaining deferred gain of 2.8 million British pounds (approximately $5.5 million). The remaining accrued liability as of December 31, 2006 was 3.1 million British pounds (approximately $6.1 million).

At December 31, 2006, interest rates were below the assumed interest rates. Based on forward market rates for Sterling LIBOR, the net present value, using an 8% per annum discount rate, of the additional required rental payments aggregated 4.9 million British pounds (approximately $9.7 million) as of December 31, 2006. Of this amount, 0.5 million British pounds (approximately $1.0 million) was accrued at December 31, 2006, in addition to the remaining fresh-start liability as described above.

Additional required rental payments for the year ended December 31, 2006 was $2.0 million, excluding the one-time settlement for further rental payments and the termination of UK leases described above. For the years

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended December 31, 2005 and 2004, the additional required rental payments were $2.3 million and $2.2 million, respectively.

The Company also had UK leases related to discontinued operations. For further descriptions of these liabilities, see Note 25. For the years ended December 31, 2005 and 2004, the additional required rental payments for discontinued operations were $4.9 million and $5.0 million, respectively, while there were no such payments for the year ended December 31, 2006.

Petrojarl.

In June 2006, the Company completed the demerger of our former production business, Petrojarl. Following the demerger of Petrojarl the Company retained a joint secondary liability for certain obligations of Petrojarl.

Petrojarl has in connection with the demerger agreed to indemnify the Company from liabilities related to its operations. Such liabilities include liabilities related to the floating production, storage and offloading units, or “FPSOs”, that the Company transferred to Petrojarl in connection with the demerger. With respect to Petrojarl Foinaven FPSO, PGS has provided a separate on demand guarantee in connection with the demerger. The guarantee is made in relation to the FPSO service agreement and is for the benefit of the Foinaven co-venturers, which is capped at $10 million. With respect to Petrojarl Banff FPSO, the Company remains with a joint secondary liability with Petrojarl under their FPSO service agreement with the Banff group. The guarantee is not capped. If these claims are made and Petrojarl does not honor its obligation to indemnify PGS, it could adversely affect our business, results of operation or financial condition.

With respect to Petrojarl Foinaven, the UK Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. As part of the demerger plan, the Company agreed to reimburse Petrojarl for 50% of any payment in excess of 13 million British pounds (approximately $25.6 million) related to this liability. Based on past correspondence with external advisors we believe that the maximum exposure would be 7 million British pounds (approximately $13.8 million) for PGS. The Company has not recorded any provision for this possible contingent loss because we do not believe it is probable that any payment will be made.

Brazil Service Tax Claim.

The Company has an ongoing dispute in Brazil related to municipal services tax (“ISS”) for late sales of multi-client data. The issue is whether the Company is actually liable for ISS tax on such sales and, if it is liable for such taxes, to which municipality such taxes should be paid (municipalities levy ISS tax at different rates). The dispute relates to the period 1998 through 2001 and the potential additional exposure for this period is $8.5 million. The Company is subject to additional exposure for subsequent periods of up to $42.3 million (including potential interest and penalties). ISS is a service tax, and the Company’s primary view is that licensing of multi-client data held by PGS should be treated as rental of an asset rather than performance of a service, and therefore not subject to ISS. The Company intends to vigorously defend its view. The Company has not made any accrual for this contingency.

Subsequent Event.

In March 2007, the Company terminated the UK lease for Ramform Victory and took formal ownership of this vessel. The Company paid 4.0 million British pounds (approximately $7.8 million) to facilitate the termination.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 22 — Income Taxes

The expense (benefit) for income taxes from continuing operations consists of the following:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Current taxes:
Norwegian	$—	$519	$—
Foreign	63,655	10,343	20,761
Deferred taxes:
Norwegian	36,509	2,603	—
Foreign	23,534	10,933	2,729

Total income tax expense	$123,698	$24,398	$23,490

The net expense for the years ended December 31, 2006, 2005 and 2004 includes ($102.5 million), $207.6 million and $7.4 million, respectively, in valuation allowances related to deferred tax assets (see table below).

The net expense for the years ended December 31, 2006, 2005 and 2004 includes $4.3 million, $1.0 million and $0.3 million, respectively, of provisions related to contingent tax issues. The total accrued amount related to contingent tax liabilities as of December 31, 2006 was $24.3 million, of which $2.5 million was recorded as income taxes payable and $21.8 million was recorded as other long-term liabilities. As of December 31, 2005 such amount totaled $22.3 million, of which $3.1 million was recorded as income taxes payable and $19.2 million was recorded as other long-term liabilities.

The Company evaluates the need for valuation allowances related to its deferred tax assets by considering the evidence regarding the ultimate realization of those recorded assets. A valuation allowance, by tax jurisdiction, is established when it is more likely than not that all or some portion of deferred tax assets will not be realized. During 2006 and 2005, the Company concluded that certain valuation allowances are no longer necessary as available evidence, including budget and estimates of projected near term future taxable income, supported a more-likely-than-not conclusion that a portion of the related deferred tax assets will be realized. As a result the Company released a portion of its valuation allowance, resulting in recognition of deferred tax assets of $150.0 million as of December 31, 2006 ($20.0 million as of December 31, 2005).

Changes in valuation allowance are as follows:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Balance at the beginning of the period	$468,040	$285,432	$310,660
Current year additions (reduction)	(102,542)	207,573	7,360
Decrease of valuation allowance from utilization and recognition of pre-reorganization deferred tax assets	(138,321)	(27,115)	(32,588)
Decrease of valuation allowance from utilization of post-reorganization deferred tax assets	(11,679)	—	—
Change related to other comprehensive income, sale of subsidiaries and minority interests	67,262	2,150	—

Balance at the end of the period	$282,760	$468,040	$285,432

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Current year reduction to the valuation allowance relates mainly to recognition of deferred tax assets where the company evaluates that it is more likely than not that the relevant deferred tax assets will be utilized in future periods.

The Company has substantial deferred tax assets in different jurisdictions, predominantly in Norway and UK. During Q3 and Q4 it was concluded that certain valuation allowances were no longer necessary since available evidence, including recent profits and estimates of projected future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized in the future. Hence, $150.0 million of the valuation allowance was reversed in 2006 of which $75.0 million was recorded as current deferred tax assets and $75.0 million as long-term deferred tax assets. For the remaining deferred tax assets (approximately $0.3 billion) valuation allowances are still maintained following from the strict criteria under US GAAP.

The Company’s reporting of taxes is significantly affected by the required adoption of fresh-start reporting effective November 1, 2003, at the time of exit from Chapter 11 proceedings. If and when the Company subsequently realizes the benefits of deferred tax assets, for which a valuation allowance was established at the adoption of fresh-start reporting, the positive effect does not flow through to the income statement as a tax benefit, but is rather (as required under SOP 90-7) recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until the value of such assets is reduced to zero, and thereafter directly to shareholders’ equity. Since the Company in 2006 has realized significant tax assets and also reduced its deferred tax asset valuation allowance, all intangible assets recognized at the adoption of fresh-start reporting has been reduced to zero in 2006 and an amount of $133.5 million has been recorded as increase in additional paid-in capital.

As a result of realization of deferred tax assets in 2006, the Company reduced the carrying values of the remaining fresh-start long-term intangible assets as follows: $92.7 million of multi-client library and $19.1 million of other intangible assets.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expense for income taxes from continuing operations differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) from continuing operations before income taxes as a result of the following:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principles:
Norwegian	$30,290	$(296,559)	$(229,053)
Foreign	325,794	227,925	42,848

Total	356,084	(68,634)	(186,205)
Norwegian statutory rate	28%	28%	28%

Expense (benefit) for income taxes at statutory rate	99,703	(19,217)	(52,138)
Increase (reduction) in income taxes from:
Foreign earnings taxed at other than statutory rate	2,272	(4,308)	(7,356)
Gain (loss) from local currency other than reporting currency	(27,755)	9,032	(9,005)
Non-creditable foreign taxes and other permanent items	32,057	(13,862)	84,629
Change in temporary differences to intangible assets due to utilization of pre-reorganization deferred tax assets (circle effect)	(34,920)	(8,761)	—
Deferred tax asset valuation allowance	52,341	61,514	7,360

Total income tax expense	$123,698	$24,398	$23,490

Deferred tax asset valuation allowance includes $11.7 million related to post-reorganization deferred tax assets, which reduces income tax expense.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities are summarized as follows:

	December 31,
	2006		2005
	Asset	Liability	Asset	Liability
	(In thousands of dollars)

Current assets and liabilities	$(12,793)	$68,745	$(3,119)	$19,525
Property, equipment and other long-lived assets	(213,361)	7,070	(108,897)	—
Tax losses carried forward	(308,740)	—	(363,420)	—
Deferred gain (loss)	(1)	79,656	(17,119)	22,527
Tax credits	(9,899)	—	(3,082)	—
Expenses deductible when paid	(35,229)	3,196	(26,898)	—
Other temporary differences	(2,311)	4,220	(6,003)	—

Total deferred tax (assets) liabilities before valuation allowance	(582,334)	162,887	(528,538)	42,052

Deferred tax asset valuation allowance	282,760		468,040

Deferred tax (assets) liabilities	$(299,574)	$162,887	$(60,498)	$42,052

Net deferred tax (assets) liabilities — Norwegian		(112,000)		(20,000)
Net deferred tax (assets) liabilities — Foreign		(24,687)		1,552

Net deferred tax (assets) liabilities		$(136,687)		$(18,448)

Classification in the consolidated balance sheets:
Short-term deferred tax liabilities		$13,313		$1,055
Short-term deferred tax assets		(75,000)		—
Long-term deferred tax assets		(75,000)		(20,000)
Long-term deferred tax liabilities		—		497

Net deferred tax (assets)		$(136,687)		$(18,448)

Tax losses carried forward in Norway of $799.3 million, in the UK of $163.1 million, and in Singapore, Brazil and Malaysia totaling $67.1 million can be carried forward indefinitely. U.S. tax losses carried forward of $41.3 million expire between 2020 and 2027. Tax losses in other countries totaling $13.1 million expire between 2010 and 2017.

The Company does not provide Norwegian taxes on unremitted earnings of certain international operations, which reflect full provision for non-Norwegian income taxes, as these earnings are expected to be reinvested outside of Norway indefinitely. The company has not calculated the tax effect associated with these unremitted earnings as it is not practicable to do so.

Singapore — Tax Deduction for Multi-Client Amortization.

The Company previously received a tax claim from the tax authority in Singapore, which was based on the assertion that tax deductions for expenses related to investments in the multi-client data library would not be allowed. The Company filed tax returns claiming tax deductions for amortization of the multi-client library. Based on the facts and the uncertainty associated with the application of the tax law, the Company determined that it was probable that the deduction would be disallowed. Accordingly, additional tax liability was accrued based on a total disallowance of the deduction. In late February 2007, the tax authorities in Singapore decided to allow such

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deductions. This is considered to be a non-adjusting event occurring after the balance sheet date, which will lead to a reversal in the first quarter of 2007. The actual effect to the tax expense in the first quarter of 2007 will be a benefit of $8.5 million.

Norway — Exit Shipping Regime.

Until January 1, 2002, a foreign subsidiary was included in the Norwegian shipping tax regime. No deferred taxes were recognized on unremitted earnings in this subsidiary prior to the withdrawal from the regime as these earnings at that time were expected to be reinvested indefinitely within the regime. Subsequently in 2003 it was decided to exit with effect from 2002. The Norwegian Central Tax Office (“CTO”) has not yet finalized the 2002 tax assessment in relation to withdrawal from the Norwegian shipping tax regime. The pending issue is related to the assessment of the fair value of the vessels involved. The Company based such exit values on third party valuations, while the CTO has raised the issue whether the Company’s book values at December 31, 2001, would be more appropriate as basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciation. The Company does not have sufficient information to calculate the possible additional exposure if the CTO position is upheld. However it is considered reasonably possible that a liability exists. Based on events and new information received during the first quarter of 2007 the Company has evaluated that it is more likely than not that there will not be an outflow of resources related to this contingent tax liability, hence the tax accrual as of December 31, 2006 is reversed in the first quarter of 2007.

FIN 48.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are to be accounted for as an adjustment to the beginning balance of retained earnings. FIN 48 is effective as of the beginning of fiscal years that begin after December 15, 2006. We are currently evaluating the impact that the adoption of FIN 48 will have on our financial position, results of operations and cash flows.

NOTE 23 — Pension Obligations

Defined Benefit Plans.

The Company has historically had defined benefit pension plans for substantially all of its Norwegian and UK employees, with eligibility determined by certain period-of-service requirements. In Norway these plans are generally funded through contributions to insurance companies. In the UK, the plans are funded through a separate pension trust. It is the Company’s general practice to fund amounts to these defined benefit plans at rates that are sufficient to meet the applicable statutory requirements. As of January 1, 2005, the Norwegian defined benefit plans were closed for further entrants (except for seismic crew) and new defined contribution plans were established for new employees. As of March 31, 2006, the UK defined benefit plan was closed. At December 31, 2006, 552 employees were participating in the defined benefit plans.

Effective December 31, 2006, the Company adopted SFAS 158 (see Note 2), and the effect of the adoption on the consolidated balance sheets as of December 31, 2006 is an adjustment of $12.2 million increasing other long-term liabilities and decreasing accumulated other comprehensive income (loss).

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain amounts in the prior years’ disclosures have been reclassified to conform to the current year presentation. In addition, all amounts related to discontinued operations have been reclassified.

Reconciliation of the plans’ aggregate projected benefit obligations and fair values of assets are summarized as follows:

Change in projected benefit obligations (PBO):

	December 31,
	2006	2005
	(In thousands of dollars)

Projected benefit obligations (PBO) at beginning of year	$97,818	$91,760
Service cost	7,151	6,649
Interest cost	4,630	4,352
Employee contributions	1,172	1,033
Payroll tax	209	(54)
Actuarial loss, net	10,784	7,363
Benefits paid	(975)	(1,129)
Adjustment of payroll tax	1,411	—
Exchange rate effects	12,202	(12,156)

Projected benefit obligations (PBO) at end of year	$134,402	$97,818

Change in pension plan assets:

	December 31,
	2006	2005
	(In thousands of dollars)

Fair value of plan assets at beginning of year	$58,367	$51,953
Adjustment at beginning of year	(2,335)	1,391
Return on plan assets	6,716	3,788
Employer contributions	9,843	6,961
Employee contributions	1,172	1,033
Benefits paid	(975)	(1,129)
Exchange rate effects	7,747	(5,630)

Fair value of plan assets at end of year	$80,535	$58,367

The aggregate funded status of the plans and amounts recognized in the Company’s consolidated balance sheets are summarized as follows:

	December 31,
	2006	2005
	(In thousands of dollars)

Funded status(a)	$(53,867)	$(39,451)
Unrecognized actuarial loss(b)	—	5,009
Unrecognized prior service cost(b)	—	(5,350)

Net amount recognized as pension liability (Note 15)	$(53,867)	$(39,792)

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Includes payroll tax of $4.0 million and $2.2 million as of December 31, 2006 and 2005, respectively.

(b)	Adopted SFAS 158, December 31, 2006.

Amounts recognized in other comprehensive income (loss) as of December 31, 2006 are as follows:

December 31, 2006
(In thousands of
dollars)

Net actuarial loss	$18,495
Net prior service cost	(6,246)

Net amount recognized in other comprehensive income (loss)(a)	$12,249

(a)	Includes payroll tax of $1.4 million.

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $102.2 million and $88.3 million as of December 31, 2006 and 2005, respectively.

Net periodic pension costs for the Company’s defined benefit pension plans are summarized as follows.

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Service cost	$7,151	$6,649	$7,705
Interest cost	4,630	4,352	4,124
Expected return on plan assets	(4,272)	(3,788)	(3,160)
Amortization of prior service cost	(297)	(335)	—
Amortization of actuarial loss (gain)	141	(198)	(88)
Adjustment to actuarial loss, plan changes	—	1,080	—
Adjustment to minimum liability	—	—	191
Administration cost	113	105	98
Payroll tax	478	631	601

Net periodic pension cost	$7,944	$8,496	$9,471

Amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic pension cost in 2007 are $0.3 million (gain prior service cost of $0.3 million and actuarial loss of $0.6 million).

The accumulated benefit obligation exceeds plan assets for all plans as of both December 31, 2006 and 2005.

Assumptions used to determine net periodic pension costs:

	Years Ended December 31,
	2006		2005		2004
	Norway	UK	Norway	UK	Norway	UK

Discount rate	4.3%	4.8%	4.8%	5.3%	5.3%	5.3%
Return on plan assets	5.3%	7.8%	5.8%	7.5%	6.3%	7.5%
Compensation increase	3.2%	3.2%	3.2%	3.0%	3.0%	3.0%
Annual adjustment to pensions	3.2%	3.0%	3.2%	3.0%	3.0%	3.0%

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumptions used to determine benefit obligations at end of years presented:

	December 31,		December 31,
	2006		2005
	Norway	UK	Norway	UK

Discount rate	4.4%	5.1%	4.3%	4.8%
Compensation increase	4.0%	4.0%	3.2%	3.2%
Annual adjustments to pensions	4.0%	(a )	3.0%	3.0%

(a)	3% for services up to April 2006 and 2.5% for services thereafter.

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

The Company’s pension plan asset allocation at December 31, 2006 and 2005, by asset category, are presented by major plan group as follows:

	December 31,
	2006		2005
	Norway	UK	Norway	UK
	(In thousands of dollars)

Fair value of plan assets	$19,908	$60,627	$18,399	$39,968

Debt securities	55%	—	62%	—
Equity securities	30%	100%	23%	100%
Real estate	13%	—	12%	—
Other	2%	—	3%	—

Total	100%	100%	100%	100%

Average target allocations for Norwegian plan assets are 20-40% in equity securities, 45-65% in debt securities, 10-15% in real estate and 3-10% in other. Maturities for the debt securities at December 31, 2006, range from two weeks to 26 years with a weighted average maturity of 4.1 years. Weighted average duration for the debt securities is 3.2 years.

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

The Company expects to contribute approximately $10.8 million to its defined benefit pension plans in 2007. Total pension benefit payments expected to be paid to participants from the plans are as follows:

(In thousands of
dollars)

2007	$1,085
2008	1,127
2009	1,193
2010	1,236
2011	1,272
2012 through 2016	9,042

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Contribution Plans.

Substantially all employees not eligible for coverage under the defined benefit plans in Norway and the UK are eligible to participate in pension plans in accordance with local industrial, tax and social regulations. All of these plans are considered defined contribution plans.

As described above under “Defined Benefit Plans,” as of January 1, 2005 the Company closed the Norwegian defined benefit plans for further entrants (except for seismic crew) and new defined contribution plans were established for new employees. As of March 31, 2006, the UK defined benefit plan was closed.

The Company’s contributions to the Norwegian defined contribution plans for the year ended December 31, 2006 and 2005 totaled $0.2 million and $0.1 million, respectively.

Under the Company’s U.S. defined contribution 401(k) plan, essentially all U.S. employees are eligible to participate upon completion of certain period-of-service requirements. The plan allows eligible employees to contribute up to 100% of compensation, subject to IRS and plan limitations, on a pre-tax basis, with a 2006 statutory cap of $15,000 ($20,000 for employees over 50 years). Employee pre-tax contributions are matched by the Company as follows: the first 3% are matched at 100% and the next 2% are matched at 50%. All contributions vest when made. The employer matching contribution related to the plan was $1.4 million, $1.3 million and $1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Contributions to the plan by employees for these periods were $3.6 million, $3.3 million and $3.1 million, respectively.

Aggregate employer and employee contributions under the Company’s other plans (including UK) for the years ended December 31, 2006, 2005 and 2004, totaled $1.0 million and $0.9 million (2006), $0.6 million and $0.3 million (2005), $0.8 million and $0.4 million (2004).

NOTE 24 — Employee Share Option Plans

In the third quarter of 2006, the Company established an employee option program and granted options to certain key employees, which were measured at fair value at date of grant. The share option plan is considered an equity-settled plan. Options covering 2,127,000 shares, out of 2,250,000 authorized, were granted to 119 managers and key personnel. One third of the options vest each of the three years subsequent to the date of grant (July 7, 2006). First possible exercise is one year after grant date. The latest possible exercise date is five years subsequent to the grant date. The options may only be exercised four times a year, during a ten-day period after the publication of the Company’s quarterly earnings release.

The exercise price (adjusted for share-split) of NOK 121.50 corresponds to the weighted average trading price for the Company’s ordinary shares on the Oslo Stock Exchange the week before the options were granted. The measurement period was approved by the annual general meeting prior to the grant date.

The fair value determined at the grant date is expensed over the vesting period, using a straight-line recognition method, based on the Company’s estimate of the shares that will eventually vest. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The options include a service condition as the individuals participating in the plan must be employed by the Company for a certain period of time in order to earn the right to exercise the options. The options do not include performance or market conditions.

As of December 31, 2006, the Company has recognized a compensation cost of $2.3 million relating to its share option plan. The Company had no share option plans in 2005 and 2004, and no share-based compensation costs were recognized during these years. Total net unrecognized compensation cost as of December 31, 2006 was $11.9 million (related to non-vested share-based options), which is expected to be recognized over a period of 2.5 years. As of December 31, 2006, share options outstanding at the end of the period had an aggregate intrinsic value of $8.3 million (NOK 52.1 million).

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below details the Company’s options outstanding and assumptions used to calculate estimated fair value at grant date.

			Weighted-
		Options (b)	Average
		Outstanding	Remaining	Options
		at December 31,	Contractual	Exercisable at December 31,
Grant Date	Exercise Price	2006	Term	2006

July 7, 2006	NOK 121.50	2,085,000	4.5 years	—

						Estimated Fair Value
	Options		Dividend	Volatility	Weighted Average	(NOK per Share
Grant Date	Granted(a)	Risk Free Rate	Yield	Factor	Life	Option)(a)(c)

July 7, 2006	2,127,000	3.92-4.00%	—	45%	3.5 years	44.10

(a)	Number of shares and figures in the tables are adjusted for the three-to-one share split December 13, 2006.

(b)	During 2006, 42,000 share options were forfeited. No options were exercised.

(c)	Fair value at grant date, which represents $7.12 using the exchange rate on grant date.

Expected volatility is based on historical volatility of the Company’s shares after emerging from Chapter 11 in November 2003. There are no traded options of the Company’s shares. The Company uses the simplified approach described in Staff Accounting Bulletin No. 107 to estimate share option exercise. There is no post vesting restrictions included in the option plan.

EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” clarifies that a liability for employee payroll taxes (i.e. social security tax) on employee stock compensation should be recognized on the date of the event triggering the measurement and payment of the tax to the taxing authority, which generally is the exercise date. No liability for social security tax on the employee share options granted has been recognized since no options have been or could have been exercised at December 31, 2006.

NOTE 25 — Acquisitions and Dispositions

In 2002, the Company sold its Production Services (formerly Atlantic Power Group) subsidiary to Petrofac Limited. The Company is eligible to receive an additional consideration of $2.0 million upon the occurrence of certain contingent events through 2010.

In 2003, the Company sold its Atlantis oil and gas activities to Sinochem. The Company was entitled to receive up to $25.0 million in additional, contingent proceeds, which agreement was amended in June 2005. In accordance with the amended agreement, the Company may receive a maximum of $10.0 million in contingent proceeds upon the occurrence of certain contingent events, of which $3.0 million was received in March 2006 and recognized in discontinued operation.

In 2003, the Company sold its subsidiary PGS Tigress (UK) Ltd. for a deferred compensation of approximately $1.8 million, payable in 2004 through 2007, for which payments were received in December 2005 and 2004. In 2006 a final settlement was agreed with the new owners where the Company recognized a loss of $0.3 million, recognized in discontinued operations.

In March 2005, the Company sold its wholly owned oil and natural gas subsidiary Pertra AS to Talisman Energy (UK) Ltd. for an initial sales price of approximately $155 million. Following the sale, Pertra AS was renamed to Talisman Production Norge AS. The Company recognized a $157.9 million gain from the sale in 2005, including $2.5 million received for an option to make certain amendments to the charter and operating agreement for the Petrojarl Varg and $8.1 million in additional sales consideration, as described below. The gain from the sale is recognized in discontinued operations. As part of the transaction, the Company is entitled to receive additional sales consideration equal to the value, on a post petroleum tax basis, of 50% of the relevant revenues from the Varg

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

field in excess of $240 million for each of the years ended December 31, 2005 and 2006. In January 2006, the Company received $8.1 million, representing the 2005 portion, which was accrued in 2005 and recognized in discontinued operations. In January 2007, the Company received $0.3 million, representing the 2006 portion of the contingent consideration, which amount was accrued in 2006 and recognized in discontinued operations. The results of operations and cash flows for the Petra segment are presented as discontinued operations for all periods presented, see tables below.

In August 2005, the Company entered into an agreement to sell its wholly owned subsidiary PGS Reservoir AS to Reservoir Consultants Holding AS (“RCH”). RCH had the option to sell the shares back to the Company for an amount equal to the consideration. The option expired 12 months from completion date (August 31, 2005) without being exercised. The Company recorded a loss of $1.5 million for this transaction in 2005, recognized in loss on sale of subsidiary (see Note 4.)

In an extraordinary general meeting held on April 28, 2006, the Company’s shareholders approved a demerger plan to separate the Company’s Geophysical and Production businesses into two independently listed companies. On June 29, 2006 the demerger plan was successfully completed. The demerger was accounted for as continuity of our book values at the date of the demerger. In the transaction, the Company’s shareholders received a distribution of approximately 80% of the shares in Petrojarl ASA (formerly the Production segment) while in total approximately 20% of the shares where offered in a public offering. The offering was completed at NOK 43 per Petrojarl share. As part of the stabilization program established to facilitate the offering, 6,467,440 shares, out of the 14,999,990 shares offered, were returned to the Company. These shares were subsequently sold to Teekay Shipping in the third quarter of 2006, at a price of NOK 70 per share. The Company recognized a $66.7 million gain from this transaction. In addition, the Company recognized demerger costs totaling $10.0 million and $1.7 million for the years ended December 31, 2006 and 2005, respectively. The financial position, results of operations and cash flows for the Production segment, in addition to the gain on sale of shares and demerger costs, are included in discontinued operations for all periods presented. See tables below.

In June 2006, the Company completed the demerger of our former production business, Petrojarl. Following the demerger of Petrojarl the Company retained a joint secondary liability for certain obligations of Petrojarl.

Petrojarl has in connection with the demerger agreed to indemnify the Company from liabilities related to its operations. Such liabilities include liabilities related to the floating production, storage and offloading units, or “FPSOs”, that the Company transferred to Petrojarl in connection with the demerger. With respect to Petrojarl Foinaven FPSO, PGS has provided a separate on demand guarantee in connection with the demerger. The guarantee is made in relation to the FPSO service agreement and is for the benefit of the Foinaven co-venturers, which is capped at $10 million. With respect to Petrojarl Banff FPSO, the Company remains with a joint secondary liability with Petrojarl under their FPSO service agreement with the Banff group. The guarantee is not capped. If these claims are made and Petrojarl does not honor its obligation to indemnify PGS, it could adversely affect our business, results of operation or financial condition.

With respect to Petrojarl Foinaven, the UK Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. As part of the demerger plan, the Company agreed to reimburse Petrojarl for 50% of any payment in excess of 13 million British pounds (approximately $25.6 million) related to this liability. Based on past correspondence with external advisors we believe that the maximum exposure would be 7 million British pounds (approximately $13.8 million) for PGS. The Company has not recorded any provision for this possible contingent loss because we do not believe it is probable that any payment will be made.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of operations and cash flows for Production and Pertra are summarized as follows for the years presented:

	Years Ended December 31,
	2006	2005		2004
	Production	Production	Pertra	Production	Pertra
	(In thousands of dollars)

Revenues	$129,258	$280,677	$36,742	$298,202	$184,134

Operating costs(a)	91,441	193,122	30,148	175,872	118,946
Depreciation and amortization	21,970	44,064	6,710	44,561	38,965
Other operating (income) expense, net	—	(5,593)	—	—	—

Total operating expenses	113,411	231,593	36,858	220,433	157,911

Operating profit (loss)	15,847	49,084	(116)	77,769	26,223
Other income (expense):
Income from associated companies	42	243	—	722	—
Interest expense and other financial items, net	(4,481)	1,580	(431)	(6,524)	(804)

Income (loss) before income tax expense and minority interest	$11,408	$50,907	$(547)	$71,967	$25,419

Capital expenditures	$35,018	$11	$103	$988	$84,991

(a)	Operating costs include costs of sales, research and development costs, and selling, general and administrative costs all of which exclude depreciation and amortization shown as a separate line.

A reconciliation of income (loss) before income tax expense and minority interest for the segments, as presented above, and income from discontinued operations, net of tax, as presented in the consolidated statements of operations, is as follows:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Income (loss) from discontinued operations before income tax expense and minority interest	$11,408	$50,360	$97,386
Petrojarl demerger costs	(10,055)	(1,658)	—
Gain on sale of shares in Petrojarl	66,749	—	—
Net gain on sale of Pertra	302	157,902	—
Final settlement PGS Tigress (UK) Ltd.	(254)	—	—
Additional proceeds	3,500	500	3,048
Tax from discontinued operations	(2,503)	2,571	(24,529)
Minority interest	50	(27)	(289)

Income from discontinued operations, net of tax	$69,197	$209,648	$75,616

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the Company had no assets related to discontinued operations. As of December 31, 2005, the following assets and liabilities related to discontinued operations (Production only):

December 31,
2005
(In thousands of
dollars)

Restricted cash	$2,010
Accounts receivable, net	30,505
Unbilled and other receivables	3,082
Other current assets	12,135
Property and equipment, net	593,878
Other long-lived assets	19,059
Other intangible assets, net	2,228

Total assets	$662,897

Accounts payable	$14,918
Accrued expenses	27,648
Other long-term liabilities	61,832

Total liabilities	$104,398

NOTE 26 — Related Party Transactions

As of December 31, 2006, the Chairperson of the Board, Jens Ulltveit-Moe, through Umoe Shipping and Energy AS, controlled a total of 11,775,822 shares in PGS.

Related party transactions attributable to discontinued operations (Production) were as follows:

•	For the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004 the Company chartered the vessels MT Nordic Svenita to Knutsen OAS Shipping AS (“Knutsen”), a company controlled by Jens Ulltveit-Moe. The payments under the agreement were $5.1 million, $10.0 million and $10.3 million in 2006, 2005 and 2004, respectively.

•	In addition, the Company had a contract of affreightment with Knutsen for transporting crude oil relating to the Banff field and paid $0.7 million, $1.2 million and $0.7 million to Knutsen under this contract in 2006 (six months), 2005 and 2004, respectively.

•	In January 2006, the Company entered into an agreement to purchase the shuttle tanker MT Rita Knutsen for $35 million from Knutsen OAS Shipping AS. The transaction was completed on March 9, 2006.

Mr. Ulltveit-Moe was also the Chairperson of Unitor ASA until August 2005, a company that from time to time provides the Company with equipment for its vessels.

NOTE 27 — Segment and Geographic Information

Following the demerger of Petrojarl in June 2006, the Company operates its business in two segments as follows:

•	Marine, which consists of streamer seismic data acquisition, marine multi-client library, data processing and reservoir consulting;

•	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library.

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The executive management regularly evaluates the operating segments operational and financial performance. The financial information disclosed is consistent with that used by the executive management in controlling the Company’s business and for making strategic decisions. The Company’s operating segments are managed separately and represent strategic business product lines. The Marine segment is operated from Lysaker, Norway and the Onshore segment is operated from Houston, Texas.

Both the Marine and Onshore segments serve a worldwide market. Customers for both segments are primarily composed of major multi-national, independent and national or state-owned oil companies. Corporate overhead has been presented under Shared Services/Corporate. Significant charges, that do not relate specifically to the operations of any one segment are also presented as Shared Services/Corporate. Information related to discontinued operations for any period presented has been separately aggregated (see Note 25). Inter-segment sales are made at prices that approximate market value. Financial items and income tax expense are not included in the measure of segment performance.

				Elimination
			Shared	of
			Services/	Inter-Segment
	Marine	Onshore	Corporate	Items	Total
	(In thousands of dollars)

Year Ended December 31, 2006:
Revenues by operating segments:
Contract	$635,626	$218,215	$—	$—	$853,841
Multi-client pre-funding	131,254	17,644	—	—	148,898
Multi-client late sales	221,980	27,491	—	—	249,471
Data Processing	46,401	—	—	(1,887)	44,514
Other	9,254	—	2,652	(171)	11,735

Total revenues	$1,044,515	$263,350	$2,652	$(2,058)	$1,308,459

Depreciation and amortization	166,156	29,137	3,333	(21)	198,605
Segment operating profit/Operating profit	$399,916	$37,676	$(28,653)	$991	$409,930
Balance Sheet Items:
Investment in associated companies	$1,372	$—	$11	$—	$1,383
Total assets	997,858	126,406	101,489	—	1,225,753
Additions to long-lived tangible assets(a)	$227,705	$49,096	$2,299	$—	$279,100

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Elimination
			Shared		of
			Services/	Discontinued	Inter-Segment
	Marine	Onshore	Corporate	Operations	Items	Total
	(In thousands of dollars)

Year ended December 31, 2005:
Revenues by operating segments:
Contract	$424,192	$122,415	$—	$—	$—	$546,607
Multi-client pre-funding	40,006	16,148	—	—	—	56,154
Multi-client late sales	218,781	13,976	1,546	—	—	234,303
Data Processing	41,275	—	—	—	(2,542)	38,733
Other	428	—	17,872	—	(6,076)	12,224

Total revenues	$724,682	$152,539	$19,418	$—	$(8,618)	$888,021

Depreciation and amortization	172,349	31,665	4,567	—	—	208,581
Segment operating profit	150,229	(9,803)	(24,131)	—	(467)	115,828
Impairment of long-lived assets	4,575	—	—	—	—	4,575
Loss on sale of subsidiary	—	—	1,520	—	—	1,520
Other operating (income) expense, net	(8,847)	—	(11,655)	—	—	(20,502)
Operating profit	$154,501	$(9,803)	$(13,996)	$—	$(467)	$130,235

Balance Sheet Items:
Investment in associated companies	$278	$—	$4	$—	$—	$282
Total assets	797,316	98,823	158,536	662,897	—	1,717,572
Additions to long-lived tangible assets(a)	$118,442	$21,055	$6,629	$—	$(83)	$146,043

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Elimination
			Shared	of
			Services/	Inter-Segment
	Marine	Onshore	Corporate	Items	Total
	(In thousands of dollars)

Year ended December 31, 2004:
Revenues by operating segments:
Contract	$297,749	$110,288	$—	$(2,714)	$405,323
Multi-client pre-funding	30,535	12,761	19	(1,811)	41,504
Multi-client late sales	203,397	10,112	2,015	(3,580)	211,944
Data Processing	38,639	—	—	(802)	37,837
Other	485	—	18,818	(8,392)	10,911

Total revenues	$570,805	$133,161	$20,852	$(17,299)	$707,519

Depreciation and amortization	241,712	39,885	3,238	—	284,835
Segment operating profit (loss)	(34,980)	(4,535)	(20,986)	304	(60,197)
Other operating (income) expense, net	(13)	9	8,116	—	8,112
Operating profit (loss)	$(34,967)	$(4,544)	$(29,102)	$304	$(68,309)

Balance Sheet Item:
Additions to long-lived tangible assets(a)	$87,742	$10,817	$5,088	$(114)	$103,533

(a)	Consists of cash investments in multi-client library and capital expenditures. For capital expenditures on discontinued operations, see Note 25.

Reconciliation of segment operating profit, presented in the tables above, to income (loss) before income tax expense and minority interest, is as follows:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Segment operating profit (loss)	$409,930	$115,828	$(60,197)
Other segment allocated items (as presented in the tables above):
Impairment of long-lived assets	—	4,575	—
Loss on sale of subsidiary	—	1,520	—
Other operating (income) expense, net	—	(20,502)	8,112

Operating profit (loss)	409,930	130,235	(68,309)
Unallocated items:
Income from associated companies	10	33	(54)
Interest expense	(53,219)	(95,840)	(108,125)
Debt redemption and refinancing costs	—	(107,315)	—
Other financial items, net	(637)	4,253	(6,219)
Cost of reorganization	—	—	(3,498)

Income (loss) before income tax expense and minority interest	$356,084	$(68,634)	$(186,205)

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Since the Company provides services worldwide to the oil and natural gas industry, a substantial portion of the property and equipment is mobile, and the respective locations at the end of the period (as listed in the tables below, together with multi-client library) are not necessarily indicative of the earnings of the related property and equipment during the period. Assets of property and equipment are based upon location of physical ownership. The geographic classification of income statement amounts listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically conducted.

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Revenues, external customers:
Americas	$467,558	$311,496	$267,054
UK	122,377	39,766	43,641
Norway	73,040	133,527	63,104
Asia/Pacific	233,300	199,107	191,703
Africa	264,662	139,317	112,503
Middle East/Other	147,522	64,808	29,514

Total	$1,308,459	$888,021	$707,519

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Revenues, including inter-area:
Americas	$467,811	$312,394	$267,054
UK	124,425	40,379	46,608
Norway	74,799	136,718	69,891
Asia/Pacific	234,038	199,826	191,703
Africa	264,662	139,679	112,503
Middle East/Other	147,522	65,186	29,514
Elimination inter-area revenues	(4,798)	(6,161)	(9,754)

Total	$1,308,459	$888,021	$707,519

	December 31,
	2006	2005
	(In thousands of dollars)

Total assets:
Americas	$286,416	$302,774
UK	521,870	546,389
Norway	264,448	117,528
Asia/Pacific	139,432	73,801
Africa	2,821	5,010
Middle East/Other	10,766	9,173
Assets of discontinued operations (see Note 25)	—	662,897

Total	$1,225,753	$1,717,572

PETROLEUM GEO-SERVICES ASA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Additions to long-lived assets:(a)
Americas	$99,143	$42,912	$31,664
UK	85,498	70,673	41,625
Norway	15,576	22,589	15,114
Asia/Pacific	72,720	3,539	5,932
Africa	1,882	3,894	7,572
Middle East/Other	4,281	2,436	1,626

Total	$279,100	$146,043	$103,533

(a)	Consists of cash investments in multi-client library and capital expenditures. For capital expenditures on discontinued operations, see Note 25.

Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenue for the years ended December 31, 2006, 2005 and 2004.

In 2006, the Company’s two most significant customers accounted for 8.0% and 7.2% of the Company’s consolidated revenues, compared to 7.6% and 7.1% in 2005 and 9.6% and 8.9% in 2004. The percentages exclude sales to customers from discontinued operations.

In certain of the regions where the Company operates, a significant share of its employees is organized in labor unions. Similarly the Company’s operations in certain regions are members of employer unions. Therefore, the Company may be affected by labor conflicts involving such labor and employer unions.

NOTE 28 — Supplemental Cash Flow Information

Cash paid during the years presented includes payments for (excludes discontinued operations):

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Interest, net of capitalized interest	$51,418	$91,722	$106,731
UK lease, additional required rental payments (Note 21)	7,600	2,321	2,215
Income taxes	29,293	14,572	17,403

The UK lease additional required rental payment for the year ended December 31, 2006, includes a settlement of $5.6 million relating to Ramform Challenger (see Note 21). The Company entered into capital lease agreements for new equipment aggregating $0.7 million for each of the years ended December 31, 2006 and 2005. There was no new capital lease agreements during the year ended December 31, 2004.

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

The PGS Geophysical AS summarized financial information consists of the following:

	Years Ended December 31,
	2006	2005	2004
	(In thousands of dollars)

Income Statement Data:
Revenue	$402,079	$332,190	$257,609
Operating profit (loss)	38,641	18,423	(4,761)
Net income (loss)	28,238	6,376	(22,868)
Balance Sheet Data:
Current assets	$127,065	$90,433	$116,910
Non-current assets	228,893	185,535	190,874
Current liabilities	99,855	96,168	56,573
Non-current liabilities	186,924	142,686	327,199
Equity (deficit)	69,179	37,114	(75,988)

Both Oslo Explorer PLC (“Explorer”) and Oslo Challenger PLC (“Challenger”), Isle of Man public limited companies, are wholly owned subsidiaries of the Company, purchased in April 1997. Explorer and Challenger own the Ramform Explorer and the Ramform Challenger, respectively, and lease these vessels to PGS Geophysical AS pursuant to long-term bareboat charters. Explorer and Challenger are jointly and severally liable under the 8.28% First Preferred Mortgage Notes (see Note 17), in an original principal amount of $165.7 million, which were issued to finance the purchase of the Ramform Explorer and the Ramform Challenger. Summarized financial information for each of Explorer and Challenger is presented below. This information was derived from the financial statements prepared on a stand-alone basis in conformity with US GAAP. Separate financial statements and other disclosures with respect to Explorer and Challenger are omitted because the information, in light of the information contained in the consolidated financial statements of the Company, would not be material.

The Explorer and Challenger summarized financial information consists of the following:

	Years Ended December 31,
	2006		2005		2004
	Challenger	Explorer	Challenger	Explorer	Challenger	Explorer
	(In thousands of dollars)

Income Statement Data:
Revenue	$4,532	$4,114	$5,455	$5,064	$5,858	$5,491
Operating profit	4,364	3,947	5,273	4,883	5,713	5,346
Net income (loss)	1,207	789	1,157	766	1,166	799
Balance Sheet Data:
Current assets	$—	$—	$—	$—	$—	$—
Non-current assets	50,131	46,987	54,101	51,375	59,200	56,866
Current liabilities	7,501	7,501	6,280	6,280	6,611	6,611
Non-current liabilities	31,815	31,813	38,213	38,211	44,138	44,137
Equity	10,815	7,673	9,608	6,884	8,451	6,118

EXHIBIT INDEX

Exhibit
Number		Description

1.1	—	Articles of Association, as amended (unofficial English translation)
2.1	—	Deposit Agreement, dated as of May 25, 1993, among Petroleum Geo-Services ASA (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit(a)(1) of Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form F-6 (Registration No. 33-61500))
2.2	—	First Amendment to Deposit Agreement, dated as of April 24, 1997, among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit(a)(2) of the Company’s Registration Statement on Form F-6 (Registration No. 333-10856))
2.3	—	Form of American Depositary Receipt (incorporated by reference to filing under Rule 424(b)(3) relating to the Company’s Registration Statements on Form F-6 (Registration No. 333-122046))
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

4.1	—	Demerger Plan of 27 March 2006 for the demerger of the Company as Transferor with Petrojarl as Transferee (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed March 28, 2006)
4.2	—	Credit Agreement, dated as of December 16, 2005, among the Company, certain of its subsidiaries and the lender parties thereto (incorporated by reference to Exhibit 4.3 of the annual report of the Company on Form 20-F for the year ended December 31, 2005 (SEC File No. 1-14614 (the “2005 Form 20-F”)))
4.3	—	Shipbuilding Contract, dated as of April 27, 2006, between PGS Geophysical AS and Aker Langsten AS
4.4	—	Shipbuilding Contract, dated as of September 30, 2006, between PGS Geophysical AS and Aker Yards AS
8.1	—	Subsidiaries (included in Item 4 of this annual report)
11.1	—	Code of Conduct (incorporated by reference to Exhibit 11.1 of the annual report of the Company on Form 20-F for the year ended December 31, 2004 (SEC File No. 1-14614 (the “2004 Form 20-F”)))
12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	—	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(b) of the Securities Exchange Act of 1934
15.1	—	Audit Committee Charter (incorporated by reference to Exhibit 15.1 of the 2004 Form 20-F)
15.2	—	Consent of Ernst & Young AS